As filed with the Securities and Exchange Commission on February 8, 2006
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DELEK US HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	5500	52-2319066
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
830 Crescent Centre Drive, Suite 300
Franklin, Tennessee 37067
(615) 771-6701
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ezra Uzi Yemin, President and Chief Executive Officer
Delek US Holdings, Inc.
830 Crescent Centre Drive, Suite 300
Franklin, Tennessee 37067
(615) 771-6701
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew C. Freedman, Esq. Mara H. Rogers, Esq. Fulbright & Jaworski L.L.P. 666 Fifth Avenue New York, New York 10103 Telephone (212) 318-3000 Fax (212) 318-3400	D. Rhett Brandon, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Telephone (212) 455-2000 Fax (212) 455-2502
      Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum	Amount of
Securities to be Registered	Aggregate Offering Price(1)	Registration Fee

Common stock, $0.01 par value per share	$230,000,000	$24,610

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act. The proposed maximum aggregate offering price includes amounts attributed to shares of common stock that the underwriters may purchase if they exercise their option to purchase additional shares.
      The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell the securities, nor is it a solicitation of an offer to buy the securities, in any state where an offer or sale of the securities is not permitted.

Subject to Completion, dated                         , 2006
PROSPECTUS
Shares
DELEK US HOLDINGS, INC.
Common Stock

We are selling                      shares of our common stock in this initial public offering. We expect to use a portion of the net proceeds from this offering to fully repay the outstanding intercompany indebtedness owed to our affiliate, Delek – The Israel Fuel Corporation Ltd., and to our parent, Delek Group Ltd.
Prior to this offering, Delek Group Ltd. owned indirectly all of our capital stock. Upon completion of this offering, without giving effect to the exercise of the underwriters’ option to purchase additional shares, Delek Group Ltd. will own approximately      % of our common stock. After this offering, Delek Group Ltd. will continue to control us.
No public market currently exists for our common stock. We expect to apply for listing of our common stock on the New York Stock Exchange under the symbol “          .” We currently expect that the initial public offering price will be between $          and $           per share.
       Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

	Per Share	Total

Initial Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to Delek US Holdings, Inc.	$	$
We have granted the underwriters a 30-day option to purchase up to an aggregate of                     additional shares on the same terms and conditions as set forth above if the underwriters sell more than                     shares of common stock in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2006.

Lehman Brothers	Citigroup
                        , 2006

Page

Prospectus Summary	1
Risk Factors	12
Cautionary Statement Regarding Forward-Looking Statements	30
Use of Proceeds	32
Dividend Policy	32
Capitalization	33
Dilution	35
Selected Historical Consolidated Financial Information	37
Unaudited Pro Forma Condensed Consolidated Financial Data	43
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	48
Our Industry	71
Business	79
Management	97
Principal Stockholders	107
Certain Relationships and Related Transactions	109
Description of Capital Stock	112
Shares Eligible for Future Sale	116
Material United States Federal Income Tax Considerations to Non-U.S. Holders	118
Underwriting	121
Legal Matters	125
Change in Accountants	125
Experts	125
Where You Can Find More Information	126
Glossary of Selected Terms	127
EX-10.1: EMPLOYMENT AGREEMENT
EX-10.1.A: AMENDMENT TO EMPLOYMENT AGREEMENT
EX-10.1.B: AMENDMENT TO EMPLOYMENT AGREEMENT
EX-10.2: CONSULTING AGREEMENT
EX-10.5: DISTRIBUTION SERVICE AGREEMENT
EX-10.6: RPC AGREEMENT
EX-10.6.A: ASSIGNMENT AND ASSUMPTION AGREEMENT
EX-10.6.B: ASSIGNMENT OF THE RPC AGREEMENT
EX-10.7: AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.7.A: 1ST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.7.B: 2ND AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.7.C: 3RD AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.8: AMENDED AND RESTATED REVOLVING CREDIT AGREEMENT
EX-10.8.A: FIRST AMENDMENT TO AMENDED AND RESTATED CREDIT AGREEMENT
EX-10.9: STOCK PURCHASE AGREEMENT
EX-10.10: REFINERY PURCHASE AND SALE AGREEMENT
EX-10.10.A: AMENDMENT TO REFINERY PURCHASE AND SALE AGREEMENT
EX-10.10.B: SECOND AMENDMENT TO REFINERY PURCHASE AND SALE AGREEMENT
EX-10.11: PIPELINE CAPACITY LEASE AGREEMENT
EX-10.11.A: ONE-YEAR RENEWAL OF PIPELINE CAPACITY LEASE AGREEMENT
EX-10.11.B: ASSIGNMENT OF THE PIPELINE CAPACITY LEASE AGREEMENT
EX-10.11.C: AMENDMENT TO ONE-YEAR RENEWAL OF PIPELINE CAPACITY LEASE AGREEMENT
EX-10.11.D: EXTENSION OF PIPELINE CAPACITY LEASE AGREEMENT
EX-10.12: BRANDED JOBBER CONTRACT
EX-10.15:MANAGEMENT AND CONSULTING AGREEMENT
EX-16.1: LETTER RE CHANGE IN CERTIFYING ACCOUNTANT
EX-16.2: LETTER RE CHANGE IN CERTIFYING ACCOUNTANT
EX-21.1: SUBSIDIARIES OF THE REGISTRANT
EX-23.2: CONSENT OF ERNST AND YOUNG LLP
EX-23.3: CONSENT OF ERNST AND YOUNG LLP
EX-23.4 CONSENT OF ERNST AND YOUNG LLP
EX-23.5: CONSENT OF MAYER HOFFMAN MCCANN PC

      You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may be accurate only on the date of this prospectus regardless of the time of delivery of this prospectus.
Dealer Prospectus Delivery Obligation
      Until                     , 2006 (the 25th calendar day after date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.
Industry and Market Data
      This prospectus includes market share and industry data that we obtained from internal research, publicly available information and industry publications and surveys. Our internal research is based upon management’s understanding of industry conditions and has not been verified by any independent sources. Industry surveys and publications generally state that the information contained therein has been obtained from sources believed to be reliable. Neither we nor the underwriters make any representation as to the accuracy of such information.
Trademarks, Trade Names and Servicemarks
      This prospectus includes trademarks, trade names and servicemarks of Delek US Holdings, Inc. and its subsidiaries. This prospectus also refers to trademarks, trade names and servicemarks of other entities. All rights are reserved. The mention of such trademarks, trade names and servicemarks in this prospectus is made with due recognition of the rights of these entities and without any intent to misappropriate such names or marks. All other trademarks, trade names and servicemarks appearing in the registration statement are the property of their respective owners.

General
      We conduct our business primarily through our operating subsidiaries, each of which is a direct or indirect wholly-owned subsidiary of Delek US Holdings, Inc. For purposes of this prospectus, unless the context otherwise requires, all references herein to “our company,” “Delek,” “we,” “us” and “our” refer to Delek US Holdings, Inc. and its consolidated subsidiaries and their predecessors. In addition, unless otherwise specified, all references in this prospectus to the number of stores that we own or operate or to the number of dealer-operated retail locations are as of December 15, 2005. You should refer to the “Glossary of Selected Terms” beginning on page 127 for definitions of some of the terms we use to describe our business and industry.

ii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common stock, you should read the entire prospectus carefully, including the “Risk Factors” section and our historical and pro forma consolidated financial statements and the notes thereto included elsewhere in this prospectus.
      Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised.
Our Company
Company Overview
      We are a diversified energy business focused on petroleum refining and supply and on retail marketing. Our business consists of two main operating segments: refining and retail. Our refining segment operates a high conversion, moderate complexity independent refinery in Tyler, Texas. Our retail segment markets gasoline, diesel and other refined petroleum products and convenience merchandise through a network of 349 company-operated retail fuel and convenience stores. We also have a wholesale fuel distribution operation. Since our founding in 2001, we have grown rapidly through the acquisition of refining and convenience store-related assets. We believe that our performance-driven, results-oriented corporate culture is a key element of our success in executing our strategy and achieving competitive advantages.
      Refining segment. Our refining segment operates a high conversion, moderate complexity independent refinery with a design crude distillation capacity of 60,000 barrels per day, or bpd, along with an associated crude oil pipeline and light products loading facilities. The Tyler refinery includes a fluidized catalytic cracking unit and a delayed coker, enabling us to produce over 93% light products and less than 2% heavy oil products. The refinery is located in the city of Tyler in East Texas, and is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location. Crude oil, most of which is produced locally, is delivered to the Tyler refinery primarily by pipeline, either through 65 miles of Delek-owned pipeline or a third-party pipeline that we lease. The Tyler refinery has the ability to produce and sell a full range of gasoline, diesel, jet fuels and petrochemical feedstocks. The Tyler refinery’s refined petroleum products are marketed through our truck loading facilities and third-party pipelines directly to major oil companies such as ExxonMobil and Chevron, independent refiners and marketers such as Valero, and jobbers, distributors, utility and transportation companies and independent retail fuel operators.
      Retail segment. Our retail segment markets gasoline, diesel and other refined petroleum products and convenience merchandise through our network of 349 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. Our stores operate primarily under the MAPCO Express®, East Coast® and Discount Food Marttm brands. Approximately 93% of our stores are concentrated in Tennessee, Alabama and Virginia. Our stores market gasoline and diesel under our fuel brands as well as the BP®, Exxon®, Shell® and Chevron® brands. We also market a broad selection of beverages and merchandise designed to appeal to the convenience needs of our customers. In addition, we have begun to sell proprietary food offerings under our Grille Marxtm brand. We also have a wholesale fuel distribution operation that supplies more than 50 dealer-operated retail locations.
      For the nine months ended September 30, 2005 and the year ended December 31, 2004, we generated net sales of $1.4 billion and $857.9 million, respectively, net income of $39.5 million and $7.3 million, respectively, and Adjusted EBITDA of $98.5 million and $31.9 million, respectively. Our results for the nine months ended September 30, 2005 reflect the operations of the Tyler refinery since we acquired it on April 29, 2005. See “— Summary Consolidated Financial Information and Other Data” and “Selected Historical Consolidated Financial Information” for our calculation of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA amounts to net income, the most directly comparable generally accepted accounting principles, or GAAP, measure.

Market Opportunities
      We believe the following factors create a positive outlook for our business:
      Major oil and gas companies and retailers continue to divest refining and retail assets. Over the past few years, several major oil and gas companies and retailers have divested portfolios of refining and retail assets. We believe that major oil and gas companies and retailers will continue to divest refining and retail assets to free their capital and managements’ attention for larger scale investment opportunities, thus providing us with attractive acquisition and growth opportunities.
      Substantial opportunities for consolidation in the U.S. convenience store industry. The U.S. convenience store industry is highly fragmented. We believe that smaller operators typically do not have the combination of operational and financial resources necessary to implement the marketing strategies and information technology systems that companies of our size do, and that they do not enjoy our economies of scale when negotiating contracts, such as contracts for merchandise or fuel supply. We believe that these smaller operators are at a competitive disadvantage to us and that we will continue to be presented with additional acquisition opportunities.
      Favorable supply/demand dynamics in the U.S. refining sector. We believe that high capital costs and environmental regulatory requirements have limited the growth of refining capacity, the construction of new refineries and the expansion of existing refineries in the United States over the past 30 years. We believe that limited refining capacity in the United States, along with increasing utilization rates and steadily increasing demand for refined petroleum products, has produced a sustainable shift in market dynamics that will benefit our refining segment.
      Expansion opportunities beyond our current geographic footprint. Our retail business is currently concentrated in the southeastern United States, especially in Tennessee, Alabama and Virginia. We believe that states adjacent to those in which we currently operate, or in which we currently have a relatively small number of stores, such as Florida, North Carolina, South Carolina, Arkansas, Georgia, Mississippi, Kentucky, Louisiana and Texas, provide opportunities for us to expand.
Competitive Advantages
      We believe we enjoy the following competitive advantages:
      Proven ability to integrate acquisitions. We have been successful in rapidly integrating our refinery acquisition, four large retail fuel and convenience store acquisitions and several smaller acquisitions since our formation in 2001. Since our acquisition of the Tyler refinery, we have implemented managerial and operational enhancements that have resulted in increased refinery utilization, an increase in our truck rack margins and expansion of our customer base. We have also improved the productivity and profitability of the convenience stores we acquired by implementing merchandising and fuel sales initiatives, instituting operating expense and loss prevention controls, reducing overhead and centralizing functions such as accounting, purchasing and information technology.
      Niche market refinery. Our Tyler refinery is located in a niche market and primarily produces high value transportation fuels. Our Tyler refinery is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location. Our owned and leased pipelines are connected to five crude oil pipeline systems that provide us access to East Texas, West Texas and other domestic and foreign crude oils. The refinery owns the larger of two truck rack facilities for the loading of transportation fuels in the vicinity of Tyler, Texas and supplies the other one. We believe this provides us with a cost advantage over other companies that would need to import fuel via truck from outside the region.
      Management focus and merchandising and operations expertise. We believe that our management approach encourages employee participation in decision-making. This approach allows us to identify market trends and opportunities and to rapidly implement store specific strategies and programs to exploit those trends and opportunities to improve results of operations at our stores. Human and technological intelligence is key to our retail business strategy, which is based on the concept of the “neighborhood” store. Our management approach also incorporates a strong focus on controlling operating expenses and loss prevention, which has been an important element in the successful development of our retail segment.
      Strong market presence in our existing retail markets. “MAPCO” is a well-recognized name throughout the southeastern United States, and our “East Coast” and “Discount Food Mart” brands are well known in Virginia and Alabama, the respective markets in which we operate. We believe that we rank first among convenience store operators in terms of the number of stores in each of the Nashville, Memphis and Northern Alabama regions and third among convenience store operators in the Richmond, Virginia region. This concentration of stores enables us to realize economies of scale and cost-efficiencies and provides us with a platform for continued growth through acquisitions in these core regions.
      Scalable information technology. We believe that our information technology systems allow us to maximize sales and margins and reduce inefficiencies in our cost structure by delivering timely and focused feedback on margins and sales volumes, enabling our merchandising managers to react quickly to maximize our profit opportunities.
      Experienced Management. We believe that our strong management is a key element of our competitive advantages and our ability to continue to successfully execute our strategies. The management teams of both our refining and retail segments have extensive industry experience, which includes a strong cross-section of disciplines, including marketing, operations, finance and information technology.
Strategy
      In order to strengthen our market position, enhance growth and maximize our profitability and cash flow, we intend to:
      Pursue opportunistic acquisitions that strengthen our core markets and leverage our core competencies. We have a track record of expanding our business through asset acquisitions. As we seek to grow, we will opportunistically target assets or businesses where we can apply our core competencies. Our goal is to continue to expand our retail business through acquisitions and new store development, and we intend to actively pursue additional refinery acquisitions. We also plan to selectively pursue additional acquisitions of logistic and other assets complementary to our refinery.
      Modernize and improve the profitability of our Tyler refinery. We have implemented, and intend to continue to implement, operational changes and capital investments to improve the efficiency, processing capacity and utilization of our Tyler refinery. Our management team has begun to and will continue to source new crude supplies, including foreign crude, to provide us with greater flexibility in optimizing the feedstock supply to the Tyler refinery. We believe that our operational improvements and increased crude oil delivery capacity will allow us to increase the Tyler refinery’s average crude oil throughput from historic levels of approximately 50,000 bpd to almost 60,000 bpd by early 2006.
      Grow the customer base and improve the profitability of our Tyler-area niche market. We believe that there is additional demand in the Tyler, Texas area for products produced at our Tyler refinery. We plan to continue to target potential customers who currently have supply contracts with others but may be interested in purchasing from us. In addition to increasing sales, our management team intends to continue renegotiating marketing contracts on more favorable terms, in order to further benefit from the competitive advantage we have in our niche market location.
      Reinforce our brand recognition through targeted retail merchandising strategies. We intend to maintain our position as a strong retail competitor in the southeastern United States. To increase brand awareness in our markets, we are in the process of implementing a new branding and re-imaging campaign that will include the retrofitting of select existing stores and the building of new stores with the “MAPCO Mart” brand. We aim to maintain our existing customer base while attracting a more upscale clientele to our re-imaged stores.
      Continually renew the physical assets of our retail business. We intend to ensure that our retail stores are positioned to maximize customer traffic and provide our consumers with an enhanced purchasing experience. We believe that upgrading our retail stores, as well as closing or selling underperforming stores, will lead to improved operating results.
      Develop innovative information technology applications in all of our businesses. We intend to continue our investment in technological infrastructure. We believe that by leveraging our innovative information technology platform, we will be able to better address the needs of our customers. By optimizing our information technology, we also expect to improve our operating efficiencies and to improve our management of inventory.
Summary Risks
      Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this Prospectus Summary. We believe that the most significant of these risks include the following:

•	competition;

•	changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;

•	the availability, cost and price volatility of crude oil, other refinery feedstocks and refined petroleum products;

•	our ability to integrate acquired businesses and implement our growth strategy;

•	general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States;

•	dependence on one principal fuel supplier and one wholesaler for a significant portion of our convenience store merchandise;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control;

•	increases in our debt levels and restrictive covenants in our debt agreements;

•	potential conflicts of interest between our major stockholder and other stockholders; and

•	our discretion in the use of net proceeds from this offering.
Company History
      We are a Delaware corporation formed in April 2001. We are an indirect wholly-owned subsidiary of Delek Group Ltd., a conglomerate that is domiciled and publicly traded in Israel, which has significant interests in fuel supply businesses and which is controlled by Mr. Yitzchak Sharon Teshuva, an Israeli citizen. We were formed by Delek Group Ltd. in connection with our acquisition in May 2001 of 198 retail fuel and convenience stores from a subsidiary of The Williams Companies. Since then, we have completed several other acquisitions of retail fuel and convenience stores. In 2005, we expanded our scope of operations to include complementary petroleum refining and wholesale and distribution businesses by acquiring the Tyler refinery.
Corporate Information
      Our principal executive offices are located at 830 Crescent Centre Drive, Suite 300, Franklin, Tennessee 37067, and our telephone number at that address is (615) 771-6701. Our website is located at www.delekus.com. Information contained on our website does not constitute a part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after the offering	shares(1)

Underwriters’ option(1)	We have granted the underwriters a 30-day option to purchase from us up to an aggregate of additional shares of our common stock if they sell more than shares in the offering.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $ . We expect to use a portion of the net proceeds from this offering to repay $52.5 million principal amount of our debt, plus accrued interest, of which $42.5 million, plus accrued interest, is owed to our affiliates. We expect to use the remainder of the net proceeds for general corporate purposes, including working capital, capital expenditures and possible acquisitions.

Dividend policy	We currently intend to pay quarterly cash dividends on our common stock at an initial annual rate of $ per share commencing . The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements.

Proposed New York Stock Exchange (“NYSE”) symbol

Risk factors	An investment in our common stock involves a high degree of risk. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page 12 and the other information contained in this prospectus prior to making an investment decision regarding our common stock.

(1)	The number of shares of common stock to be outstanding after the offering:

•	gives effect to a -for-one stock split of our common stock, which will be effective immediately prior to this offering;

•	excludes shares of common stock issuable upon the exercise of outstanding share purchase rights, having a weighted average exercise price of $ per share;

•	excludes shares of common stock issuable upon the exercise of stock options to be granted to certain directors, officers and employees under our 2006 long-term incentive plan upon completion of this offering;

•	excludes shares of common stock underlying restricted stock units to be awarded to certain directors, officers and employees under our 2006 long-term incentive plan upon the filing of a registration statement on Form S-8 registering the shares of our common stock issuable under our 2006 long-term incentive plan, which Form S-8 we intend to file within 30 days after the completion of this offering;

•	excludes shares of common stock reserved for future grants or awards from time to time under our 2006 long-term incentive plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us if they sell more than shares in the offering.

Summary Consolidated Financial Information and Other Data
      The following table sets forth our summary historical consolidated financial information and other data. The historical statement of operations and cash flow data for the fiscal years ended December 31, 2002, 2003 and 2004 are derived from, and should be read in conjunction with, our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The historical statement of operations and cash flow data for the nine months ended September 30, 2004 and September 30, 2005 and the historical balance sheet data as of September 30, 2005 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for the periods presented. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period. Additionally, our financial condition and results of operations for certain periods may not be comparable due to the acquisition of Williamson Oil Co., Inc. effective April 30, 2004, the acquisition of the Tyler refinery and related assets effective April 29, 2005, various refinancings of indebtedness and other transactions.
      The information contained in this table should also be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and accompanying notes thereto, all included elsewhere in this prospectus.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales:
Retail	$549,632	$600,157	$857,834	$617,955	$798,974
Refining	—	—	—	—	588,326
Other	—	—	65	16	241

Total	549,632	600,157	857,899	617,971	1,387,541
Expenses:
Cost of goods sold	460,337	500,181	730,780	526,294	1,179,495
Operating expenses	62,050	62,704	80,060	58,289	92,286
General and administrative expenses	12,227	12,874	15,122	10,665	17,037
Depreciation and amortization	7,426	8,784	12,374	8,674	11,472
(Gain) on disposal of assets	—	(430)	(898)	(227)	(1,638)
Losses on forward contract activities(3)	—	—	—	—	10,923

	542,040	584,113	837,438	603,695	1,309,575

Operating income	7,592	16,044	20,461	14,276	77,966
Interest expense, net	5,747	5,872	7,059	5,001	10,765
Interest expense-related party	—	120	1,210	778	2,287
Write-off of deferred financing costs(4)	—	—	—	—	3,466
(Gain) loss on derivative instruments(5)	2,583	(242)	727	875	(1,014)
Guarantee fees(6)	—	—	—	—	313

	8,330	5,750	8,996	6,654	15,817

							Nine Months Ended
	Year Ended December 31,						September 30,

	2002		2003		2004(1)		2004(1)		2005(2)

	(Dollars in thousands, except per share data)
Income (loss) before income taxes and cumulative effect of change in accounting policy		(738)		10,294		11,465		7,622	62,149
Income tax expense (benefit)		(264)		3,814		4,132		2,872	22,362

Income before cumulative effect of change in accounting policy		(474)		6,480		7,333		4,750	39,787
Cumulative effect of change in accounting policy		—		—		—		—	267

Net income (loss)		$(474)		$6,480		$7,333		$4,750	$39,520

Basic and diluted earnings (loss) per share(7)	$		$		$		$		$
Weighted average shares, basic and diluted(7)
Cash Flow Data:
Cash flows provided by (used in) operating activities		$17,528		$26,333		$24,926		$16,218	$139,230
Cash flows provided by (used in) investing activities		(12,066)		(16,149)		(27,343)		(26,763)	(83,588)
Cash flows provided by (used in) financing activities		(4,465)		(2,242)		5,616		13,962	69,279

Net (decrease) increase in cash and cash equivalents		$997		$7,942		$3,199		$3,417	$124,921

Segment Data (8):

	Nine Months Ended September 30, 2005

			Corporate,
			Other and
	Refining(2)	Retail	Eliminations(9)	Consolidated

	(Dollars in thousands)
Net sales (excluding intercompany sales)	$588,326	$798,974	$241	$1,387,541
Intercompany sales	888	—	(888)	—
Cost of goods sold	489,401	690,982	(888)	1,179,495
Operating expenses	27,636	64,402	248	92,286

Segment contribution margin	$72,177	$43,590	$(7)	115,760

General and administrative expenses				17,037
Depreciation and amortization				11,472
(Gain) on disposal of assets				(1,638)
Losses on forward contract activities(3)				10,923

Operating income				$77,966

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except pricing information)
Other Data:
Adjusted EBITDA(10)	$15,018	$24,398	$31,937	$22,723	$98,456
Capital expenditures	9,773	5,181	6,974	4,832	8,415
Key Operating Statistics:
REFINING SEGMENT
Days operated in period(2)					155
Total sales volume (average barrels per day)					52,646
Products manufactured (average barrels per day)
Gasoline					27,366
Diesel/Jet					21,288
Petrochemicals, LPG, NGLs					2,517
Other					1,061

Total production					52,232
Throughput (average barrels per day)
Crude oil					52,887
Other feedstocks					878

Total throughput					53,765
Per barrel of sales
Refining operating margin(11)					$12.23
Direct operating expenses					$3.39
RETAIL SEGMENT
Number of stores (end of period)	236	243	331	332	328
Average number of stores	236	242	310	302	329
Retail fuel sales (thousands of gallons)	267,396	267,476	315,294	231,315	249,507
Average retail gallons per average number of stores (in thousands)	1,133	1,105	1,017	766	758
Retail fuel margin (per gallon)	$0.130	$0.154	$0.155	$0.149	$0.164
Merchandise sales	$204,536	$206,950	$261,232	$191,728	$219,840
Merchandise margin	26.7%	28.4%	29.5%	29.4%	30.0%

	As of September 30, 2005

	Actual	As Adjusted(12)	As Further Adjusted(13)

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$147,027	$104,527	$
Total debt, including current maturities	282,678	275,178
Total stockholder’s equity	95,274	95,274

(1)	Effective April 30, 2004, we completed the acquisition of 100% of the outstanding stock of Williamson Oil Co., Inc., or Williamson Oil. Because the results of operations of Williamson Oil are included in our financial results from the date of acquisition, a comparison of our period-to-period financial results may not necessarily be meaningful. See “Unaudited Pro Forma Condensed Consolidated Financial Data,” which shows what our results of operations might have been had we acquired Williamson Oil on January 1, 2004.

(2)	Effective April 29, 2005, we completed the acquisition of the Tyler refinery and related assets. We have operated the refinery for 155 days in the fiscal period ended September 30, 2005. Because the results of operations of the Tyler refinery and related assets are included in our financial results from the date of acquisition, a comparison of our period-to-period financial results may not necessarily be meaningful. See “Unaudited Pro Forma Condensed Consolidated Financial Data,” which shows what our results of operations might have been in 2004 and the nine months ended September 30, 2005 had we acquired the Tyler refinery and related assets on January 1, 2004.

(3)	In order to mitigate the risks of changes in the market price of crude oil and refined petroleum products, we entered into forward contracts to fix the purchase price of crude and sales price of specific refined petroleum products for a predetermined number of units at a future date. The fair value adjustment of these contracts in the third quarter of 2005 resulted in a loss of $10.9 million. These contracts were entered into with an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering.

(4)	In 2005, we refinanced a significant portion of our existing debt. As a result, financing costs associated with the refinanced debt were written-off.

(5)	We have entered into interest rate swap and cap agreements in connection with a portion of our floating rate debt. These interest rate swap and cap agreements are marked to fair value each period.

(6)	In 2005, our parent company guaranteed a portion of our new debt and other instruments in connection with the acquisition of the Tyler refinery. We have agreed to pay our parent a fee for these guarantees.

(7)	Gives effect to a for-one split of our common stock, which will be effective immediately prior to this offering.

(8)	Statement of Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, requires disclosure of a measure of segment profit or loss. In connection with the purchase of the Tyler refinery and related assets on April 29, 2005, management began viewing our company’s operating results in two reportable segments: retail and refining. We measure the operating performance of each segment based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and related transportation. Operating expenses include the costs associated with the actual operations of the refinery, excluding depreciation and amortization.

Prior to the purchase of the Tyler refinery and related assets, we had only the retail segment. Accordingly, segment data prior to 2005 is not applicable.

(9)	Consists of fuel credit card services provided by one of our subsidiaries and eliminations of intercompany transactions.

(10)	EBITDA represents earnings before income tax expense, interest expense, the write-off of deferred financing costs, (gain) loss on derivative instruments, guarantee fees, depreciation and amortization. Adjusted EBITDA represents earnings before income tax expense, interest expense, the write-off of deferred financing costs, (gain) loss on derivative instruments, losses on forward contract activities, guarantee fees, depreciation, amortization and (gain) loss on disposal of assets. EBITDA and Adjusted EBITDA, however, are not recognized measurements under GAAP. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes, risk management activities and the disposal of assets, items which may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from the EBITDA and Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only on a supplemental basis.

The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands)
Net income (loss)	$(474)	$6,480	$7,333	$4,750	$39,520
Interest expense, net	5,747	5,992	8,269	5,779	13,052
Write-off of deferred financing costs(4)	—	—	—	—	3,466
(Gain) loss on derivative instruments(5)	2,583	(242)	727	875	(1,014)
Guarantee fees(6)	—	—	—	—	313
Depreciation and amortization	7,426	8,784	12,374	8,674	11,472
Income tax expense (benefit)	(264)	3,814	4,132	2,872	22,362

EBITDA	15,018	24,828	32,835	22,950	89,171
(Gain) on disposal of assets	—	(430)	(898)	(227)	(1,638)
Losses on forward contract activities(3)	—	—	—	—	10,923

Adjusted EBITDA	$15,018	$24,398	$31,937	$22,723	$98,456

(11)	Refining operating margin per barrel is calculated by dividing the margin between net sales and cost of crude oil, feedstocks and related transportation by the total barrels sold at our refinery. Industry-wide refining results are driven and measured by the margins between refined petroleum product prices and the prices for crude oil, which are referred to as crack spreads: the differential in price between a representative barrel of benchmark refined petroleum products, such as gasoline or heating oil, and a barrel of benchmark crude oil. The US Gulf Coast 5-3-2 crack spread represents the differential between Platt’s quotations for 3/5 of a barrel of US Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of US Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand. We compare our refining operating margin to these crack spreads to assess our operating performance relative to other participants in our industry.

(12)	As adjusted to give effect to the following transactions as if such transactions had occurred on September 30, 2005: the prepayment, on November 23, 2005, of $17.5 million of principal on the $35.0 million promissory note dated April 27, 2005 payable to Delek Group Ltd.; the prepayment, on November 23, 2005, of $10.0 million of principal on the $30.0 million promissory note dated April 26, 2005 payable to Israel Discount Bank; the prepayment, on November 23, 2005, of $10.0 million of principal on the $20.0 million promissory note dated April 27, 2005 payable to Bank Leumi USA; and our acquisition of retail fuel and convenience stores and other assets from BP Products North America, Inc., or BP, in December 2005 for $35.0 million, of which $5.0 million was financed with cash on hand and $30.0 million was financed from borrowings under our revolving credit facility.

(13)	As further adjusted to reflect our sale of shares of our common stock at a price of $ per share, the midpoint of the range set forth on the cover page of this prospectus and our use of proceeds, net of estimated underwriting discounts and commissions and estimated offering expenses that are payable by us.

RISK FACTORS
      An investment in our common stock involves various risks. Before making an investment in our common stock, you should carefully consider the following risks, as well as the other information contained in this prospectus, including our consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The risks described below are those which we believe are the material risks we face. Any of the risk factors described below or additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could have a material adverse effect on our business, financial condition and results of operations. As a result, the trading price of our common stock could decline and you may lose a part or all of your investment.
Risks Relating to Our Industry

We operate in a highly competitive industry, and competitive pressures may adversely affect us.
      We compete with a broad range of companies in our refining and petroleum product marketing operations. Many of these competitors are integrated, multinational oil companies that are substantially larger than we are. Because of their diversity, integration of operations, larger capitalization, larger and more complex refineries and greater resources, these companies may be better able to withstand volatile market conditions, to compete on the basis of price and to obtain crude oil in times of shortage.
      The industry and geographic areas in which we operate our retail fuel and convenience stores are highly competitive and marked by ease of entry and constant change in the number and type of retailers offering the products and services found in our stores. We compete with other convenience store chains, gas stations, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. In some of our markets, our competitors have been in existence longer and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry.
      In recent years, several non-traditional retailers, such as supermarkets, club stores and mass merchants, have affected the convenience store industry by entering the retail fuel business. These non-traditional gasoline retailers have obtained a significant share of the motor fuels market and we expect their market share to grow. Because of their diversity, integration of operations, experienced management and greater resources, these companies may be better able to withstand volatile market conditions or levels of low or no profitability in the retail segment. In addition, these retailers may use promotional pricing or discounts, both at the pump and in the store, to encourage in-store merchandise sales. These activities by our competitors could pressure us to offer similar discounts, adversely affecting our profit margins. Additionally, the loss of market share by our retail fuel and convenience stores to these and other retailers relating to either gasoline or merchandise could have a material adverse effect on our business, financial condition and results of operations.
      Independent owner-operators can operate stores with lower overhead costs than ours. Should significant numbers of independent owner-operators enter our market areas, retail prices in some of our categories may be negatively affected, as a result of which our profit margins may decline at affected stores.
      Our stores compete, in large part, based on their ability to offer convenience to customers. Consequently, changes in traffic patterns and the type, number and location of competing stores could result in the loss of customers and reduced sales and profitability at affected stores. Other major competitive factors include ease of access, pricing, timely deliveries, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future laws, regulations and other requirements could significantly increase our costs of doing business.
      Our industry is subject to extensive laws, regulations and other requirements including, but not limited to, those relating to environmental, employment, labor, immigration, minimum wages and overtime pay, health benefits, working conditions, public accessibility, the sale of alcohol and tobacco and other requirements. A violation of any of these requirements could have a material adverse effect on our business, financial condition and results of operations.
      Under various federal, state and local environmental requirements, as the owner or operator of our locations, we may be liable for the costs of removal or remediation of contamination at our existing or former locations, whether we knew of, or were responsible for, the presence of such contamination. We have incurred such liability in the past and several of our current and former locations are the subject of ongoing remediation projects. The failure to timely report and properly remediate contamination may subject us to liability to third parties and may adversely affect our ability to sell or rent our property or to borrow money using our property as collateral. Additionally, persons who arrange for the disposal or treatment of hazardous substances also may be liable for the costs of removal or remediation of these substances at sites where they are located, regardless of whether the site is owned or operated by that person. We typically arrange for the treatment or disposal of hazardous substances in our refining operations. We do not typically do so in our retail operations, but we may nonetheless be deemed to have arranged for the disposal or treatment of hazardous substances. Therefore, we may be liable for removal or remediation costs, as well as other related costs, including fines, penalties and damages resulting from injuries to persons, property and natural resources.
      Compliance with existing and future environmental requirements regulating underground storage tanks may require significant capital expenditures and increased operating and maintenance costs. The remediation costs and other costs required to clean up or treat contaminated sites could be substantial. We pay tank registration fees and other taxes to state trust funds established in states in which we operate retail fuel and convenience stores. These state trust funds are expected to pay or reimburse us for remediation expenses of up to $1.0 million per site, less a deductible. However, reimbursement from state trust funds will be dependent on the maintenance and continued solvency of the various funds. We have secured insurance to cover certain costs in excess of those paid by state underground storage tank funds. There can be no assurance, however, that such insurance will be sufficient.
      In the future, we may incur substantial expenditures for investigation or remediation of contamination that has not been discovered at our current or former locations or locations that we may acquire. We cannot assure you: that we have identified all environmental liabilities at all of our current and former locations; that material environmental conditions in addition to those already known to us do not exist; that future requirements will not impose material environmental liability on us; that an undiscovered material environmental condition does not otherwise exist as to any one or more of our locations; or that we will not incur significant fines or penalties or be required to significantly reduce operations as a result of any noncompliance with environmental requirements. In addition, any failure by us to comply with any environmental requirements or with any expanded environmental requirements could have a material adverse effect on our business, financial condition and results of operations.
      Various governmental entities including, without limitation, the U.S. Environmental Protection Agency, or EPA, the U.S. Coast Guard, the U.S. Department of Transportation, and the Railroad Commission of Texas, have authority over environmental matters relating to our pipeline, and their regulations address safety issues relating to the transportation of liquids, and procedures for responding to and reporting releases of crude oil.
      State laws regulate the sale of alcohol and tobacco products. State and local regulatory agencies have the power to approve, deny, suspend or revoke applications for, and approve or deny renewals of, permits and licenses relating to the sale of these products and to seek other remedies. In addition, certain states regulate relationships, including overlapping ownership, among alcohol manufacturers, wholesalers and retailers and may deny or revoke a license if relationships in violation of these requirements exist. A violation of these requirements by us or a change in these requirements could have a material adverse effect on our business, financial condition and results of operations.
      Food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food quality, illness, injury or other health concerns or operating issues stemming from one store or a limited number of stores. Adverse publicity about these allegations may adversely affect us, regardless of whether the allegations are true, by discouraging customers from buying food products from us. The filing of lawsuits or claims against us concerning food served at our convenience stores could have a material adverse effect on our business, financial condition and results of operations.
      In addition, new legal requirements, new interpretations of existing legal requirements, increased legislative activity and governmental enforcement and other developments could require us to make additional unforeseen expenditures. Companies in the petroleum industry, such as us, are currently a particular target of investigative activity. For example, the Federal Trade Commission recently launched an investigation of gasoline pricing among producers and suppliers of petroleum products, including us, and state officials have commenced price gouging investigations of retail operators, including us. The assessment of fines and penalties against us or damaging publicity as a result of these investigations, or our need to incur costs associated with complying with any resulting new legal or regulatory requirements that are substantial and not adequately provided for, could have a material adverse effect on our business, financial condition and results of operations.

The prices of crude oil, other feedstocks and refined petroleum products are volatile and depend upon many factors that are beyond our control and could adversely affect our profitability.
      Our earnings, cash flow and profitability from our refining operations depend on the margin above fixed and variable expenses (including the cost of refinery feedstocks, such as crude oil) at which we are able to sell refined petroleum products. Refining margins historically have been and are likely to continue to be volatile, as a result of numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline and other refined petroleum products. Such supply and demand are affected by, among other things:

•	changes in global and local economic conditions;

•	United States and foreign demand for fuel products;

•	worldwide political conditions, particularly in significant oil producing regions such as the Middle East, Western Coastal Africa, the former Soviet Union, and South America;

•	the level of foreign and domestic production of crude oil and refined petroleum products and the level of crude oil, other feedstocks and refined petroleum products imported into the United States;

•	utilization rates of refineries in the United States;

•	development and marketing of alternative and competing fuels;

•	events that cause disruptions in our distribution channels;

•	local factors, including market conditions, adverse weather conditions and the level of operations of other refineries and pipelines in our markets; and

•	U.S. government regulations.
      Significant increases and volatility in costs of crude oil, other feedstocks and refined petroleum products could result in significant increases in the retail price of refined petroleum products and in lower retail fuel gross margin per gallon. Increases in the retail price of refined petroleum products could impact consumer demand for fuel. In addition, the volatility in costs of fuel, principally natural gas, and other utility services, principally electricity, used by our refinery and other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors that are beyond our control, such as supply and demand for fuel and utility services in both local and regional markets. This volatility makes it extremely difficult to predict the impact future wholesale cost fluctuations will have on our business, financial condition and results of operations. These factors could impact materially our fuel gallon volume, fuel gross profit and overall customer traffic, which in turn would adversely impact our merchandise sales.

      The nature of our business requires us to maintain substantial quantities of crude oil, refined petroleum product and blendstock inventories. Because crude oil and refined petroleum products are commodities, we have no control over the changing market value of these inventories. Because our refinery inventory is valued at the lower of cost or market value under the last-in, first-out, or LIFO, inventory valuation methodology, if the market value of our inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales.

Changes in consumer behavior, travel and tourism could adversely impact our business.
      In the retail fuel and convenience store industry, customer traffic is generally driven by consumer preferences and spending trends, growth rates for automobile and truck traffic and trends in travel and tourism. Changes in economic conditions generally or in the southeastern United States, where substantially all of our stores are located, could adversely affect discretionary consumer spending patterns and travel and tourism in our markets. A decline in the number of visitors to our markets, changes in consumer preferences or changes in discretionary consumer spending could have a material adverse effect on our business, financial condition and results of operations.

Future tobacco legislation, campaigns to discourage smoking, increases in tobacco taxes and wholesale cost increases of tobacco products could adversely impact our tobacco product sales.
      Sales of tobacco products accounted for approximately 10% and 12% of net sales of our retail segment for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. Significant increases in wholesale cigarette costs, increased taxes on tobacco products, declines in the percentage of smokers in the general population, additional legal restrictions on smoking in public or private establishments, future legislation and national and local campaigns to discourage smoking in the United States that have an adverse effect on the demand for tobacco products could have a material adverse effect on our business, financial condition and results of operations.
      Competitive pressures in our markets can make it difficult to pass price increases on to our customers. This could materially and adversely affect our retail price of cigarettes, cigarette unit volume and net sales, merchandise gross profit and overall customer traffic. Because we derive a significant percentage of our net sales from tobacco products, a decline in net sales from the sale of tobacco products or decrease in margins on our tobacco product sales could have a material adverse effect on our business, financial condition and results of operations.

Terrorist attacks, threats of war or actual war may negatively affect our business.
      Terrorist attacks in the United States and the war with Iraq, as well as events occurring in response or similar to or in connection with them, may harm our business. Energy-related assets (which could include refineries, pipelines and terminals such as ours) may be at greater risk of future terrorist attacks than other possible targets in the United States. In addition, the State of Israel, where our parent company, Delek Group Ltd., is based, has suffered armed conflicts and political instability in recent years. We may be more susceptible to terrorist attack as a result of our connection to an Israeli owner. Since all of our directors other than Mr. Yemin reside in Israel, our business may be harmed if armed conflicts or political instability in Israel cause one or more of our directors to become unavailable to serve on our board of directors.
      A direct attack on our assets or the assets of others used by us could have a material adverse effect on our business, financial condition and results of operations. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for our crude oil, other feedstocks and refined petroleum products, and an adverse impact on the margins from our refining and petroleum product marketing operations. In addition, disruption or significant increases in energy prices could result in government-imposed price controls.

Risks Relating to Our Business

We depend upon the economic health of the southeastern United States.
      Substantially all of our stores are located in the southeastern United States. As a result, our results of operations are subject to general economic conditions in that region. An economic downturn in the Southeast could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully execute our strategy of growth through acquisitions.
      A significant part of our growth strategy is to acquire assets such as our refinery, pipeline and terminals, and our retail fuel and convenience stores that complement our existing sites or broaden our geographic presence, and if attractive opportunities arise, assets in complementary new lines of business. From our inception in 2001 through December 15, 2005, we acquired our refinery, 349 retail fuel and convenience stores and our wholesale fuel distribution operation, in five major transactions and several smaller transactions. We expect to continue to acquire retail fuel and convenience stores as a major element of our growth strategy.
      Acquisitions involve risks that could cause our actual growth or operating results to differ adversely compared with our expectations or the expectations of securities analysts. For example:

•	We may not be able to identify suitable acquisition candidates or acquire additional assets complementary to our refinery, pipelines and terminals, additional retail fuel and convenience stores, or assets in new lines of business on favorable terms, if at all. We compete with others to acquire any of these assets. This competition may increase and could result in decreased availability or increased prices for suitable acquisition candidates. We may experience difficulty in anticipating the timing and availability of acquisition candidates.

•	Since the convenience store industry is dominated by small, “independent” operators that own fewer than ten stores, we will likely need to complete numerous small acquisitions, rather than a few major acquisitions, to substantially increase our number of retail fuel and convenience stores. The need to complete numerous acquisitions will require significant amounts of our management’s time.

•	We may not be able to obtain the necessary financing, on favorable terms or at all, to finance any of our potential acquisitions.

•	During the acquisition process, we may fail or be unable to discover some of the liabilities of companies or businesses that we acquire. These liabilities may result from a prior owner’s noncompliance with applicable federal, state or local laws.

•	We may assume contracts or other obligations in connection with particular acquisitions on terms that are less favorable or desirable than the terms that we would expect to obtain if we negotiated the contracts or other obligations directly.

•	We may fail to successfully integrate or manage acquired refinery, pipeline and terminal assets, our retail fuel and convenience stores, or other assets.

•	Acquired retail fuel and convenience stores or other assets may not perform as we expect or we may not be able to obtain the cost savings and financial improvements we anticipate.

•	We may fail to grow our existing systems, financial controls, information systems, management resources and human resources in a manner that effectively supports our growth.

•	To the extent that we acquire assets in complementary new lines of business, we may become subject to additional regulatory requirements and additional risks that are characteristic or typical of these new lines of business.
      Any failure or inability on our part to complete and integrate future acquisitions successfully could have a material adverse effect on our business, financial condition and results of operations.

We are relatively new to the refining business and may enter new lines of business in which we are inexperienced.
      In April 2005, we acquired the Tyler refinery, our pipeline and other refining, product terminal and crude oil pipeline assets located in Tyler, Texas from companies affiliated with Crown Central Petroleum, LLC. Prior to this acquisition, we were not involved in refining operations. As a result of our recent entry into the refining business, we may not be able to successfully enter into advantageous business relationships with other refinery, pipeline or terminal operators, or wholesale marketers comparable to those which more established refiners may be able to enter. Therefore, we may be unable to take full advantage of business opportunities for the refining business and we may encounter difficulties in meeting our expectations or the expectations of investors and securities analysts for the operating results of the refining business.
      We continually evaluate strategic opportunities for growth, which may include opportunities in new lines of business, in which we currently have no operations and lack experience. Our ability to succeed in any new line of business will depend upon our ability to address and overcome limitations in our experience.

The results of operations reflected in the historical financial statements of our refinery included in this prospectus may not be representative of the results of operations that will be achieved for the refinery as an integrated unit of our company.
      We acquired the Tyler refinery from companies affiliated with Crown Central Petroleum, LLC in April 2005. The historical financial statements of the refinery for 2002, 2003, 2004 and 2005, therefore, reflect accounting and financial assumptions and allocations made by Crown and the results of operations of the refinery as a fully integrated business of Crown. The accounting and financial assumptions and allocations that we make with respect to subsequent accounting periods may differ from those made by Crown. In addition, the performance of the refinery as an integrated part of our operations will differ from the performance of the refinery as an integrated part of Crown’s operations. The results of operations of the refinery reflected in its 2002, 2003, 2004 and 2005 historical financial statements are, therefore, not necessarily indicative of the results of operations that may be achieved by us in subsequent periods, and the results of operations in subsequent periods may be materially different from the results reflected in the historical financial statements of the refinery.

We may incur significant costs and liabilities with respect to investigation and remediation of existing environmental conditions at our refinery.
      Prior to our purchase of the refinery and pipeline, the previous owner had been engaged for many years in the investigation and remediation of liquid hydrocarbons which contaminated soil and groundwater at the purchased facilities. Upon purchase of the facilities, we became responsible and liable for certain costs associated with the continued investigation and remediation of known and unknown impacted areas at the refinery. In the future, it may be necessary to conduct further assessments and remediation efforts at the refinery and pipeline locations. In addition, we have identified and self-reported certain other environmental matters subsequent to our purchase of the refinery. Based upon environmental evaluations performed by third parties subsequent to our purchase of the Tyler refinery, we recorded an environmental liability of approximately $7.9 million at the acquisition date for the estimated costs of environmental remediation for our refinery and crude oil pipeline. We expect remediation of soil and groundwater at the refinery to continue for the foreseeable future. The need to make future expenditures for these purposes that exceed the amounts we estimate and accrue for could have a material adverse affect on our business, financial condition and results of operations.

We may incur significant costs and liabilities in connection with new environmental regulations and prior non-compliance with air emission regulations.
      We anticipate that compliance with new regulations, lowering the permitted level of sulfur in gasoline and highway diesel fuel, will require us to spend approximately $26.7 million in capital costs between 2006 and the end of 2007. In addition, as part of a national initiative, the EPA inspected the Tyler refinery in 2003 and alleged that the prior owner did not comply with certain air emission regulations. A settlement with the EPA could result in required capital expenditures and potential penalties. We currently estimate that these settlement costs and additional capital expenditures to comply with the requirements of the EPA will be approximately $13.3 million from 2005 to the end of 2007. The need to make future expenditures for these purposes that exceed the amounts we estimated for them could have a material adverse effect on our business, financial condition and results of operations.

Our refinery concentrates on processing light sweet crude oils.
      Our refinery only processes light sweet crude oils efficiently. Due to increasing demand for lower sulfur fuels, light sweet crude oils are more costly and less readily available to us than heavy sour crude oils. An inability to obtain an adequate supply of light sweet crude oils to operate our refinery at full capacity or an increase in the cost of light sweet crude oils could have a material adverse effect on our business, financial condition and results of operations.

The dangers inherent in our refining operations could cause disruptions and expose us to potentially significant costs and liabilities. We are particularly vulnerable to disruptions in our refining operations because all of our refining operations are conducted at a single facility.
      Our refining operations are subject to significant hazards and risks inherent in refining operations and in transporting and storing crude oil, intermediate and refined petroleum products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third party interference and mechanical failure of equipment at our or third-party facilities, and other events beyond our control, any of which could result in production and distribution difficulties and disruptions, environmental pollution, personal injury or wrongful death claims and other damage to our properties and the properties of others.
      Because all of our refining operations are conducted at a single refinery, any of such events at our refinery could significantly disrupt our storage, production and distribution of crude and refined petroleum products and could have a material adverse effect on our business, financial condition and results of operations.

We are subject to interruptions in supply and delivery as a result of our reliance on pipelines for transportation of crude oil and refined petroleum products.
      Our refinery receives substantially all of its crude oil through pipelines. We could experience an interruption of supply and delivery, or an increased cost of receiving crude oil, if the ability of these pipelines to transport crude oil is disrupted because of accidents, governmental regulation, terrorism, other third-party action or other events beyond our control. The unavailability for our use for a prolonged period of time of any of the pipelines that are used to transport crude oil to our refinery or refined petroleum products from our refinery could have a material adverse effect on our business, financial condition and results of operations.

Our existing inbound pipeline capacity will be insufficient to support materially increased production from our refinery.
      We rely on our pipeline and a leased pipeline to transport crude oil to our refinery. Due to the capacity limitations, we may be unable to draw sufficient crude oil from the inbound pipelines to support increases in our refining output. If we wish to materially increase our refining output, we will need to upgrade or supplement the inbound pipelines, which would require us to make substantial additional capital expenditures.

Our refinery is not equipped with an outbound pipeline for distribution of our refined petroleum products to our customers.
      Over 92% of our refinery sales are completed through a rack system located at our refinery. Unlike other refiners, we do not own, and have limited access to, an outbound pipeline for distribution of our refinery products to our customers. Our lack of an outbound pipeline may undermine our ability to attract new customers for our refined petroleum products or increase sales of our refinery products.

Our refinery’s niche position may be vulnerable to competitive pressure.
      Our Tyler refinery is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location. If a refined petroleum products delivery pipeline is built in or around the Tyler, Texas area, we could lose our niche market advantage, which could have a material adverse effect on our business, financial condition and results of operations.

If the price of crude oil increases significantly, it could limit our ability to purchase enough crude oil to operate our refinery at full capacity.
      We rely in part on our ability to borrow to collateralize or purchase crude oil for our refinery. If the price of crude oil increases significantly, we may not have sufficient borrowing capacity, and may not be able to sufficiently increase borrowing capacity, under our existing credit facilities to purchase enough crude oil to operate our refinery at full capacity. Our failure to operate our refinery at full capacity could have a material adverse effect on our business, financial condition and results of operations.

Our debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.
      We have a significant amount of debt. As of December 31, 2005, we had total consolidated debt, including capital lease obligations, of $268.8 million. In addition to our outstanding debt, as of December 31, 2005, our borrowing availability under our credit facilities was $79.2 million.
      Our significant level of debt could have important consequences for us. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt and lease obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage relative to our competitors that have less indebtedness or better access to capital by, for example, limiting our ability to enter into new markets, renovate our stores or pursue acquisitions or other business opportunities;

•	limit our ability to borrow additional funds in the future; and

•	increase the interest cost of our borrowed funds.
      In addition, a substantial portion of our debt has a variable rate of interest, which increases our vulnerability to interest rate fluctuations.
      If we are unable to meet our debt (principal and interest) and lease obligations, we could be forced to restructure or refinance our obligations, seek additional equity financing or sell assets, which we may not be able to do on satisfactory terms or at all. Our default on any of those obligations could have a material adverse effect on our business, financial condition and results of operations. In addition, if new debt is added to our current debt levels, the related risks that we now face would intensify.

Our subsidiaries’ debt agreements contain operating and financial restrictions that might constrain our business and financing activities.
      The operating and financial restrictions and covenants in our subsidiaries’ credit facilities and any future financing agreements could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, to varying degrees our credit facilities restrict our subsidiaries’ ability to:

•	declare dividends and redeem or repurchase capital stock;

•	prepay, redeem or repurchase debt;

•	make loans and investments;

•	incur additional indebtedness or amend our debt and other material agreements;

•	make capital expenditures;

•	engage in mergers, acquisitions and asset sales; and

•	enter into some intercompany arrangements and make some intercompany payments, which in some instances could restrict our ability to use the assets, cash flow or earnings of one segment to support the other segment.
      Other restrictive covenants require that we meet fixed charge coverage, interest charge coverage and leverage tests as described in the credit facility agreements. Our ability to comply with the covenants and restrictions contained in our debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants and restrictions may be impaired. If we breach any of the restrictions or covenants in our debt agreements, a significant portion of our indebtedness may become immediately due and payable, and our lenders’ commitments to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these immediate payments. In addition, our obligations under our credit facilities are secured by substantially all of our assets. If we are unable to repay our indebtedness under our credit facilities when due, the lenders could seek to foreclose on the assets. Any of these outcomes could have a material adverse effect on our business, financial condition and results of operations.

We rely on our parent company and an affiliate for guarantees and letters of credit.
      Since our inception, from time to time our parent company, Delek Group Ltd. and/ or our affiliate Delek – The Israel Fuel Corporation Ltd., have guaranteed our crude oil purchases, forward contract exposure and some of our indebtedness, and have issued letters of credit for fuel purchases. See “Certain Relationships and Related Transactions — Guarantees by Affiliates.” We cannot assure you that these entities will continue to furnish guarantees or issue letters of credit for our benefit. If these entities do not continue to provide some or all of these guarantees or issue letters of credit, we cannot assure you that we could replace them on the same or equally favorable terms, if at all, which could have a material adverse effect on our business, financial condition and results of operations.

We may seek to grow by opening new retail fuel and convenience stores in new geographic areas.
      Since our inception, we have grown primarily by acquiring retail fuel and convenience stores in the southeastern United States. We may seek to grow by selectively pursuing acquisitions or by opening new retail fuel and convenience stores in geographic areas of the United States in which we currently have little or no presence. This growth strategy would present numerous operational and competitive challenges to our senior management and employees and would place significant pressure on our operating systems. In addition, we cannot assure you that consumers located in the regions in which we may expand our retail fuel and convenience store operations would be as receptive to our retail fuel and convenience stores as consumers in our existing markets. The achievement of our expansion plans will depend in part upon our ability to:

•	select, and compete successfully in, new markets;

•	obtain suitable sites at acceptable costs;

•	realize an acceptable return on the cost of capital invested in new facilities;

•	hire, train, and retain qualified personnel;

•	integrate new retail fuel and convenience stores into our existing distribution, inventory control, and information systems;

•	expand relationships with our suppliers or develop relationships with new suppliers; and

•	secure adequate financing, to the extent required.
      We may incur significant start-up costs in connection with entering new markets, including costs related to complying with local regulations. We cannot assure you that we will achieve our expansion goals, manage our growth effectively, or operate our existing and new retail fuel and convenience stores profitability. The failure to achieve any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

Adverse weather conditions or other unforeseen developments in the Southeast could negatively affect our business.
      The Southeast is susceptible to severe storms including hurricanes, thunderstorms, extended periods of rain, ice storms and snow, all of which we have experienced in the past few years. Inclement weather conditions, as well as severe storms in the Southeast, such as Hurricanes Katrina and Rita, could damage our facilities, have a significant adverse impact on consumer behavior, travel and retail fuel and convenience store traffic patterns or impede our ability to operate our locations, or if such conditions prevail in Texas, could undermine our ability to produce and transport products from our refinery. Regional occurrences in the Southeast, such as energy shortages or increases in energy prices, fires and other natural disasters, could also hurt our business. The occurrence of any of these developments could have a material adverse effect on our business, financial condition and results of operations.

Our operating results are seasonal and generally lower in the first and fourth quarters of the year for our refining segment and in the first quarter of the year for our retail segment. We depend on favorable weather conditions in the spring and summer months.
      Demand for gasoline and other merchandise is generally higher during the summer months than during the winter months due to seasonal increases in highway traffic. As a result, the operating results of our refining segment are generally lower for the first and fourth quarters of each year. Seasonal fluctuations in highway traffic also affect sales of motor fuels and merchandise in our retail fuel and convenience stores. As a result, the operating results of our retail segment are generally lower for the first quarter of the year.
      Weather conditions in our operating area also have a significant effect on our operating results. Customers are more likely to purchase higher profit margin items at our retail fuel and convenience stores, such as fast foods, fountain drinks and other beverages, and more gasoline during the spring and summer months in the Southeast, thereby typically generating higher revenues and gross margins for us in these periods. Unfavorable weather conditions during these months and a resulting lack of the expected seasonal upswings in highway traffic and sales could have a material adverse effect on our business, financial condition and results of operations.

We depend on one supplier for a significant portion of our retail fuel supply.
      We purchased approximately 53% of our fuel for our retail fuel and convenience stores for the nine months ended September 30, 2005 from a single supplier, Valero Marketing and Supply. Our contract with Valero expires in 2008 and provides us with discounts that may not be available to us from other suppliers. We cannot assure you that we will be able to renew our contract with Valero on terms that are satisfactory to us, if at all, or that we would be able to secure equally favorable terms from another supplier. A change of fuel supplier, a disruption in supply or a significant change in our relationship with this fuel supplier could lead to an increase in our fuel costs and could have a material adverse effect on our business, financial condition and results of operations.

We depend on one wholesaler for a significant portion of our convenience store merchandise.
      We purchased approximately 45% of our merchandise, including most tobacco products and grocery items for the nine months ended September 30, 2005 from a single wholesale grocer, McLane Company, Inc., a wholly-owned subsidiary of Berkshire Hathaway Inc. A change of merchandise suppliers, a disruption in supply or a significant change in our relationship with our principal merchandise supplier could lead to an increase in our cost of goods or a reduction in the reliability of timely deliveries and could have a material adverse effect on our business, financial condition and results of operations.
      In addition, we believe that our arrangements with vendors, including McLane, with respect to allowances, payment terms and operational support commitments, have enabled us to decrease the operating expenses of convenience stores that we acquire. If we are unable to maintain favorable arrangements with these vendors, we may be unable to continue to effect operating expense reductions at convenience stores we have acquired or will acquire.

If we fail to develop, integrate or upgrade our information technology systems, we may incur costs beyond our expectations.
      Increasingly, we depend upon the flexibility and sophistication of our technologies supporting our operations. The failure of hardware or software that supports our information technology systems or the loss of data contained in the systems could significantly disrupt our operations. If our information technology systems are unable to handle additional volume for our operations as our business and scope of service grow, our service levels and operating efficiency will decline. Our failure to upgrade, replace or otherwise modify these systems to support our business, including to handle increased volumes of information and protect against disruptions of our operations or our failure to hire and retain qualified personnel to implement and maintain our information technology systems could have a material adverse effect on our business, financial condition and results of operations. In particular, our sales platform software is proprietary and therefore requires original programming by qualified consultants to upgrade and maintain its functionality.
      To compete effectively, we must anticipate and adapt to technology changes. We may choose new technologies that later prove to be inadequate, or may be forced to implement new technologies, at substantial cost, to remain competitive. In addition, competitors may implement new technologies before we do, allowing these competitors to provide lower priced, enhanced or superior quality services compared to the services we currently provide.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.
      We maintain significant insurance coverage, including property insurance capped at $450.0 million for our refinery and at approximately $268.0 million for our retail fuel and convenience stores. However, our insurance coverage does not cover all potential losses, costs or liabilities, and our business interruption insurance coverage does not apply unless a business interruption exceeds 45 days. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage.
      The energy industry is highly capital intensive, and the entire or partial loss of individual facilities can result in significant costs to both industry participants, such as us, and their insurance carriers. In recent years, several large energy industry claims have resulted in significant increases in the level of premium costs and deductible periods for participants in the energy industry. For example, during 2005, Hurricanes Katrina and Rita caused significant damage to several petroleum refineries along the Gulf Coast, in addition to numerous oil and gas production facilities and pipelines in that region. As a result of large energy industry claims, insurance companies that have historically participated in underwriting energy-related facilities may discontinue that practice, or demand significantly higher premiums or deductible periods to cover these facilities. If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, or if other adverse conditions over which we have no control prevail in the insurance market, we may be unable to obtain and maintain adequate insurance at reasonable cost.

      In addition, we cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal. The unavailability of full insurance coverage to cover events in which we suffer significant losses could have a material adverse effect on our business, financial condition and results of operations.

If we lose any of our key personnel, our ability to manage our business and continue our growth could be negatively impacted.
      Our future performance depends to a significant degree upon the continued contributions of our senior management team and key technical personnel. We do not currently maintain key man life insurance with respect to any member of our senior management team. In addition, no member of our senior management other than our chief executive officer/president has entered into an employment agreement with us. To the extent that the services of members of our senior management team and key technical personnel would be unavailable to us for any reason, we would be required to hire other personnel to manage and operate our company. We cannot assure you that we would be able to locate or employ such qualified personnel on satisfactory terms, if at all, which could have a material adverse effect on our business, financial condition and results of operations.

A substantial portion of our refinery workforce is unionized, and we may face labor disruptions that would interfere with our operations.
      As of September 30, 2005, we employed 223 people at our Tyler refinery and pipeline and have collective bargaining agreements covering 149 of our operations and maintenance hourly employees and ten of our refinery’s truck drivers, which agreements expire on January 1, 2009 and January 31, 2009, respectively. Although these collective bargaining agreements contain provisions to discourage strikes or work stoppages, we cannot assure you that strikes or work stoppages will not occur. A strike or work stoppage could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on gasoline sales at our retail fuel and convenience stores which makes us susceptible to increases in the cost of gasoline and interruptions in fuel supply.
      Fuel sales represented approximately 72% and 70% of our net sales of our retail segment for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. Our dependence on fuel sales makes us susceptible to increases in the cost of gasoline. As a result, fuel profit margins have a significant impact on our earnings. The volume of fuel sold by us and our fuel profit margins are affected by numerous factors beyond our control, including the supply and demand for fuel, volatility in the wholesale fuel market and the pricing policies of competitors in local markets. Although we can rapidly adjust our pump prices to reflect higher fuel costs, a material increase in the price of fuel could adversely affect demand. A material, sudden increase in the cost of fuel that causes our fuel sales to decline could have a material adverse effect on our business, financial condition and results of operations.
      Our dependence on gasoline sales makes us susceptible to interruptions in fuel supply. We typically have no more than a five-day supply of fuel at each of our retail fuel and convenience stores. Our fuel contracts do not guarantee an uninterrupted, unlimited supply in the event of a shortage. In addition, gasoline sales generate customer traffic to our retail fuel and convenience stores. As a result, decreases in gasoline sales, in the event of a shortage or otherwise, could adversely affect our merchandise sales. A serious interruption in the supply of gasoline could have a material adverse effect on our business, financial condition and results of operations.

We may incur losses as a result of our forward contract activities and derivative transactions.
      We occasionally use derivative financial instruments, such as interest rate swaps and interest rate cap agreements, and fuel related derivative transactions, and we expect to continue to enter into these types of transactions. We cannot assure you that the strategies underlying these transactions will be successful. If any of the instruments we utilize to hedge our exposure to various types of risk are not effective, we may incur losses. We incurred a loss of $10.9 million in 2005 in connection with our forward contract activities. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If we violate state laws regulating our sale of tobacco and alcohol products, or if these laws are changed, our results of operations will suffer.
      We sell tobacco products in all of our stores and alcohol products in approximately 85% of our stores. Our net sales from the sale of tobacco and alcohol products were $121.4 million and $144.6 million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively. State laws regulate our sale of tobacco and alcohol products. For example, state and local regulatory agencies have the power to approve, revoke, suspend or deny applications for, and renewals of, permits and licenses relating to the sale of these products or to seek other remedies. Certain states regulate relationships, including overlapping ownership, among alcohol manufacturers, wholesalers and retailers and may deny or revoke licensure if relationships in violation of the state laws exist. In addition, certain states have adopted or are considering adopting “warm beer laws” that seek to discourage drunk driving by prohibiting the sale of refrigerated beer. Our violation of state laws regulating our sale of tobacco and alcohol products or a change in these laws, such as the adoption of a “warm beer laws” in one or more of the states we operate, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to meet our obligations under our long-term branded gasoline supply agreement with BP, we may incur penalties and/or the agreement may be terminated.
      In December 2005, we entered into a branded gasoline jobber supply agreement with BP, to purchase a portion of our gasoline products for a minimum of 15 years. The agreement requires us to purchase specified minimum quantities of branded gasoline products annually, which quantities escalate on a yearly basis. We estimate that for the year ending December 31, 2006, BP will supply approximately 12.5% of our total gasoline volume. If we fail to purchase the applicable annual minimum quantities, BP may terminate the agreement and we could be required to pay BP damages equal to the difference between the specified contractual minimum annual gallons of gasoline products and the amount actually purchased by us, multiplied by a specified per gallon amount. The termination of the agreement by BP and the imposition of damages could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to continue using the BP, Exxon, Shell, or Chevron brand names or if there is negative publicity concerning any of these major oil companies, sales at certain of our stores may suffer.
      We operate approximately 23% of our retail fuel and convenience stores under the BP, Exxon, Shell and Chevron brand names. If these stores lose the right to use these brand names (and accompanying brand advertising), or if there is negative publicity concerning any of these major oil companies, we could suffer a decline in sales at these stores.

It may be difficult to serve process on or enforce a United States judgment against almost all of our directors.
      All of our directors named in this prospectus, other than Mr. Yemin, reside in the State of Israel. In addition, a substantial portion of the assets of these directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws. Furthermore, there is substantial doubt that the courts of the State of Israel would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

If we are, or become, a U.S. real property holding corporation, special tax rules may apply to a sale, exchange or other disposition of common stock and non-U.S. holders may be less inclined to invest in our stock as they may be subject to U.S. federal income tax in certain situations.
      A non-U.S. holder will be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of common stock if we are, or were, a “U.S. real property holding corporation,” or a USRPHC, at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period such non-U.S. holder held our common stock (the shorter period referred to as the “lookback period”). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. Because of the real property and retail fuel and convenience stores we own, we may be, or may become, a USRPHC. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market (such as the NYSE), only a non-U.S. holder who, actually or constructively, holds or held during the lookback period more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.
Risks Related to Our Common Stock and this Offering

There is no existing market for our common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.
      Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market in our common stock on the NYSE or otherwise. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy.
      The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common stock that will prevail in the trading market. The market price of our common stock may decline below the initial public offering price. The market price of our common stock may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic and stock market conditions;

•	the failure of securities analysts to cover our common stock after this offering or changes in financial estimates by analysts;

•	future sales of our common stock; and

•	the other factors described in these “Risk Factors.”
      In recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.
      In the past, some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. The filing of a lawsuit against us, regardless of the outcome, could have a material adverse effect on our business, financial condition and results of operations, as it could result in substantial legal costs and a diversion of our management’s attention and resources.

You will suffer immediate and substantial dilution.
      The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock. As a result, you will pay a price per share that substantially exceeds the tangible book value of our assets after subtracting liabilities. You will incur immediate and substantial dilution of $           per share. You will suffer additional dilution if stock, restricted stock units, restricted stock, stock options, warrants or other equity awards, whether currently outstanding or subsequently granted, are exercised, including the stock options and restricted stock units described under “Management — IPO Awards. See “Dilution.”

We are a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.
      A company of which more than 50% of the voting power is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements of the NYSE, including:

•	the requirement that a majority of our board of directors consist of independent directors;

•	the requirement that we have a nominating/corporate governance committee consisting entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement that we have a compensation committee consisting entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.
      Following this offering, we intend to utilize some or all of these exemptions. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Our controlling stockholder, Delek Group Ltd., may have conflicts of interest with other stockholders in the future.
      Delek Group Ltd. currently owns indirectly all of our outstanding common stock. After this offering, Delek Group Ltd. will own indirectly approximately           % of our outstanding common stock, or approximately      % if the underwriters exercise their purchase option in full. As a result, Delek Group Ltd. and its controlling shareholder, Mr. Yitzchak Sharon Teshuva, an Israeli citizen, will continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as Delek Group Ltd. continues to own a significant amount of the outstanding shares of our common stock, Delek Group Ltd. will continue to be able to strongly influence or effectively control our decisions, including whether to pursue or consummate potential mergers or acquisitions, asset sales and other significant corporate transactions. We cannot assure you that the interests of Delek Group Ltd. will coincide with the interests of other holders of our common stock.

Future sales of our common stock by our controlling stockholder, Delek Group Ltd., could depress the price of our common stock.
      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. Upon completion of this offering, we will have  shares of common stock outstanding. Delek Group Ltd., our controlling stockholder, is subject to an agreement with the underwriters that restricts its ability to transfer shares of our common stock for 180 days after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time, waive the restrictions on transfer in this agreement during this period. After this agreement

expires, approximately                of these shares will be eligible for sale in the public market, subject to applicable federal securities law restrictions.

We depend upon our subsidiaries for cash to meet our obligations and pay any dividends.
      We are a holding company. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets. Consequently, our cash flow and our ability to meet our obligations or pay dividends to our stockholders depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of dividends, tax sharing payments or otherwise. Our subsidiaries’ ability to make any payments will depend on many factors, including their earnings, the terms of their indebtedness, tax considerations and legal restrictions.

We may be unable to pay dividends in the anticipated amounts and frequency set forth in this prospectus.
      We have never declared or paid any cash dividends on our capital stock. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our ability to receive dividends from our subsidiaries is restricted under the terms of their senior secured credit facilities. The declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements. Although we currently intend to pay quarterly cash dividends on our common stock at an initial annual rate of $           per share commencing                     , we cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, if at all. Accordingly, if you purchase shares of common stock in this offering, you may be unable to realize a gain on your investment unless the price of our common stock appreciates.

We have not determined any specific use for a significant portion of the proceeds from this offering and we may use the proceeds in ways with which you may not agree.
      Our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that may not improve our financial condition and results of operations or increase our stock price. See “Use of Proceeds.”

Provisions of Delaware law and our organizational documents may discourage takeovers and business combinations that our stockholders may consider in their best interests, which could negatively affect our stock price.
      In addition to the fact that Delek Group Ltd. will own the majority of our common stock after this offering, provisions of Delaware law and our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon completion of this offering may have the effect of delaying or preventing a change in control of our company or deterring tender offers for our common stock that other stockholders may consider in their best interests.
      Our certificate of incorporation authorizes us to issue up to            shares of preferred stock in one or more different series with terms to be fixed by our board of directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult and more expensive for a person or group to acquire control of us, and could effectively be used as an anti-takeover device. Following the closing of this offering, no shares of our preferred stock will be outstanding.
      Our bylaws provide for an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors, and require that special meetings of stockholders be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors.
      The anti-takeover provisions of Delaware law and provisions in our organizational documents may prevent our stockholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

Being a public company will increase our administrative workload and expenses.
      As a public company with common stock listed on the NYSE, we will need to comply with new laws, regulations and requirements, including certain provisions of the Sarbanes-Oxley Act of 2002, related regulations of the Securities and Exchange Commission, or SEC, and the requirements of the NYSE, with which we are not required to comply with as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of the time of our board of directors and management. The hiring of additional personnel to handle these responsibilities will increase our operating costs. We will need to:

•	institute a more comprehensive compliance function;

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC and the Public Company Accounting Oversight Board;

•	prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	involve and retain to a greater degree outside counsel and accountants in the above activities; and

•	enhance our investor relations function.
      In addition, we expect that being a public company subject to these rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit and compensation committees, and qualified executive officers.

We will be exposed to risks relating to evaluations of internal controls required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal controls systems to allow management to report on, and our independent auditors to audit, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We will be required to comply with Section 404 by no later than December 31, 2007. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations.
      Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We are aware that we will need, and we intend, to hire additional accounting personnel in order to comply with the rules and regulations that will apply to us as a public company.

      If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory authorities such as the SEC or the NYSE. Additionally, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and our stock price may be adversely affected. If we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets, and our stock price may decline.

CAUTIONARY STATEMENT
REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” that reflect our current estimates, expectations and projections about our future results, performance, prospects and opportunities. Forward-looking statements include, among other things, the information concerning our possible future results of operations, business and growth strategies, financing plans, expectations that regulatory developments or other matters will not have a material adverse effect on our business or financial condition, our competitive position and the effects of competition, the projected growth of the industry in which we operate, and the benefits and synergies to be obtained from our completed and any future acquisitions, and statements of management’s goals and objectives, and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “appears,” “projects” and similar expressions, as well as statements in future tense, identify forward-looking statements.
      Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, such performance or results will be achieved. Forward-looking information is based on information available at the time and/or management’s good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements. Important factors that could cause such differences include, but are not limited to:

•	competition;

•	changes in, or the failure to comply with, the extensive government regulations applicable to our industry segments;

•	the availability, cost and price volatility of crude oil, other refinery feedstocks and refined petroleum products;

•	our ability to integrate acquired businesses and implement our growth strategy;

•	general economic and business conditions, particularly levels of spending relating to travel and tourism or conditions affecting the southeastern United States;

•	dependence on one principal fuel supplier and one wholesaler for a significant portion of our convenience store merchandise;

•	operating hazards, natural disasters, casualty losses and other matters beyond our control;

•	increases in our debt levels;

•	restrictive covenants in our debt agreements;

•	seasonality;

•	terrorist attacks;

•	potential conflicts of interest between our major stockholder and other stockholders;

•	our discretion in the use of net proceeds from this offering; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”
      In light of these risks, uncertainties and assumptions, our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements, and you should not place undue reliance upon them. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

      Forward-looking statements speak only as of the date the statements are made. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect thereto or with respect to other forward-looking statements.
      All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

USE OF PROCEEDS
      We estimate that the net proceeds to us from this offering will be approximately $          , or approximately $               if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $          , the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses that are payable by us in connection with the offering. We expect to use these net proceeds:

•	to fully repay the $25.0 million outstanding principal, plus accrued interest to the date of repayment (which accrued interest was approximately $1.5 million on December 31, 2005), under the promissory note payable to Delek – The Israel Fuel Corporation Ltd., one of our affiliates, which bears interest at a rate of 6.3% per year and has a maturity date of April 27, 2008;

•	to fully repay the $17.5 million outstanding principal, plus accrued interest to the date of repayment (which accrued interest was approximately $0.8 million on December 31, 2005), under the promissory note payable to Delek Group Ltd., our parent company, which bears interest at a rate of 7.0% per year and has a maturity date of April 27, 2010;

•	to fully repay the $10.0 million outstanding principal, plus accrued interest to the date of repayment (which accrued interest was approximately $0.6 million on December 31, 2005), under the promissory note payable to Bank Leumi USA, which bears interest at a spread of 1.375% per year over the LIBOR Rate (Reserve Adjusted) for a three month term (5.625% at December 31, 2005), and has a maturity date of April 27, 2007; and

•	for general corporate purposes, including working capital, capital expenditures and possible acquisitions.
      On April 27, 2005, we signed the promissory note payable to Delek Group Ltd. described above in an original principal amount of $35.0 million. The proceeds of this promissory note were used to partially fund the purchase of our Tyler refinery. On November 23, 2005, we repaid $17.5 million of the principal and all accrued interest on this note through the date of repayment.
      On April 27, 2005, we signed the promissory note payable to Bank Leumi USA described above in an original principal amount of $20.0 million. The proceeds of this promissory note were used to partially fund the purchase of our Tyler refinery. On November 23, 2005, we repaid $10.0 million of the principal under this note.
      Although we continually evaluate acquisition opportunities, we have not entered into any binding commitments or agreements with respect to future acquisitions. Pending use of the net proceeds, we will invest the net proceeds of this offering in interest-bearing, short-term, investment grade, highly liquid securities.
DIVIDEND POLICY
      We have never declared or paid any cash dividends on our capital stock. We currently intend to pay quarterly cash dividends on our common stock at an initial annual rate of $           per share commencing                               . We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our subsidiaries’ ability to make any payments to us will depend upon many factors, including their earnings, the terms of their indebtedness, tax considerations and legal restrictions. Our ability to receive dividends from our subsidiaries is restricted under the terms of their senior secured credit facilities. The declaration of future dividends on our common stock will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, financial condition, earnings, capital requirements, restrictions in our debt agreements and legal requirements. We cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, if at all.

CAPITALIZATION
      The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2005:

•	on an actual basis;

•	as adjusted to give effect to the transactions described in footnote (1) below as if such transactions had occurred on September 30, 2005; and

•	as further adjusted to reflect our sale of shares of our common stock at a price of $ per share, the midpoint of the range set forth on the cover page of this prospectus, and our use of proceeds, net of estimated underwriting discounts and commissions and estimated offering expenses that are payable by us.
      This table should be read in conjunction with our audited consolidated financial statements, including the notes thereto, “Use of Proceeds,” “Selected Historical Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited condensed consolidated financial statements included elsewhere in this prospectus.

	As of September 30, 2005

			As Further
	Actual	As Adjusted(1)	Adjusted

	(Dollars in thousands)
Cash and cash equivalents	$147,027	$104,527	$

Long-term debt:
Notes payable to related parties	$60,000	$42,500	$
Senior secured credit facility — term loan	164,588	164,588		164,588
Senior secured credit facility — revolver	8,000	38,000		38,000
Israel Discount Bank note	30,000	20,000		20,000
Bank Leumi USA note	20,000	10,000
Other notes payable	90	90		90

Total long-term debt	282,678	275,178		222,678

Stockholder’s equity:
Common stock, $0.01 par value, 3,000 shares authorized, 100 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted(2)	—	—
Additional paid-in capital	41,121	41,121
Retained earnings	54,153	54,153

Total stockholder’s equity	95,274	95,274

Total capitalization	$377,952	$370,452	$

(1)	Reflects the following prepayments of debt after September 30, 2005 as if they had occurred on September 30, 2005: the prepayment on November 23, 2005 of $17.5 million of principal on the $35.0 million promissory note, dated April 27, 2005 payable to Delek Group Ltd.; the prepayment, on November 23, 2005, of $10.0 million of principal on the $30.0 million promissory note, dated April 26, 2005 payable to Israel Discount Bank; and the prepayment, on November 23, 2005, of $10.0 million of principal on the $20.0 million promissory note, dated April 27, 2005 payable to Bank Leumi USA. Also gives effect to our acquisition of retail fuel and convenience stores and other assets from BP in December 2005 for $35.0 million, of which $5.0 million was financed with cash on hand and $30.0 million was financed from borrowings under our revolving credit facility.

(2)	The number of shares of common stock to be authorized, issued and outstanding after the offering:

•	gives effect to a -for-one stock split of our common stock, which will be effective immediately prior to this offering;

•	excludes shares of common stock issuable upon the exercise of outstanding share purchase rights, having a weighted average exercise price of $ per share;

•	excludes shares of common stock issuable upon the exercise of stock options to be granted to certain directors, officers and employees under our 2006 long-term incentive plan upon completion of this offering;

•	excludes shares of common stock underlying restricted stock units to be awarded to certain directors, officers and employees under our 2006 long-term incentive plan upon the filing of a registration statement on Form S-8 registering the shares of our common stock issuable under our 2006 long-term incentive plan, which Form S-8 we intend to file within 30 days after the completion of this offering;

•	excludes shares of common stock reserved for future grants or awards from time to time under our 2006 long-term incentive plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us if they sell more than shares in the offering.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.
      Our net tangible book value as of September 30, 2005 was approximately $17.8 million, or approximately $           per share of common stock.
      We have calculated this amount by:

•	subtracting our total liabilities from our total tangible assets; and

•	then dividing the difference by the number of shares of common stock outstanding.
      If we give effect to our sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses that are payable by us, our adjusted net tangible book value as of September 30, 2005 would have been approximately $          , or approximately $           per share. This amount represents an immediate dilution of $           per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock(1)		$
Net tangible book value per share as of September 30, 2005	$
Increase in net tangible book value per share attributable to new investors in this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

      The following table summarizes on the basis described above, as of September 30, 2005, the difference between the number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share paid by our existing stockholder since our inception and by new investors in this offering, at an assumed initial public offering price of $           per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses that are payable by us:

	Shares	Total	Average Price
	Purchased	Consideration	Per Share

	Number %	Amount %

Existing stockholder(2)	%	$ %	$
New investors

Total	100.0%	$ 100.0%

(1)	Before deducting estimated underwriting discounts and commissions and estimated offering expenses that are payable by us.

(2)	If the underwriters exercise their option to purchase additional shares in full, the number of shares of common stock held by our existing stockholder will decrease to , or % of the total number of shares of common stock to be outstanding immediately after this offering and the number of shares held by new investors will increase to , or % of the total number of shares of common stock to be outstanding immediately after this offering.

      The tables above assume no exercise of share purchase rights outstanding on September 30, 2005. As of September 30, 2005, there were outstanding share purchase rights to purchase                      shares of common stock, at a weighted average exercise price of $           per share, subject to certain vesting requirements. No share purchase rights were exercisable at September 30, 2005, as their exercise is contingent upon our becoming a publicly traded company. To the extent these share purchase rights are exercised after consummation of this offering, there will be further dilution to new investors. If all of these outstanding share purchase rights had been exercised as of September 30, 2005, net tangible book value per share after this offering would have been $                    and total dilution per share to new investors would have been $                    . In addition, we plan to grant options and restricted stock units in connection with this offering, as further described under “Management — IPO Awards,” and may issue other equity securities in the future that may be dilutive to investors in this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
      The following table sets forth selected historical consolidated financial and other data. The following selected historical consolidated financial information for the period from inception (April 10, 2001) to December 31, 2001 and for the years ended December 31, 2002, 2003 and 2004 is derived from our audited consolidated financial statements. The audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004 appear elsewhere in this prospectus.
      The selected historical financial information for the nine-month periods ended September 30, 2004 and 2005 are derived from our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine-month periods ended September 30, 2005, are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2005. Additionally, our financial condition and results of operations for certain periods may not be comparable due to the acquisition of Williamson Oil effective April 30, 2004, the acquisition of the Tyler refinery and related assets effective April 29, 2005, various refinancings of indebtedness and other transactions.
      The operating information under Key Operating Statistics was derived from our internal reporting systems.
      The information contained in this table should also be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

	Period from
	Inception
	(April 10,				Nine Months Ended
	2001) to	Year Ended December 31,			September 30,
	December 31,
	2001	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales:
Retail	$311,180	$549,632	$600,157	$857,834	$617,955	$798,974
Refining	—	—	—	—	—	588,326
Other	—	—	—	65	16	241

Total	311,180	549,632	600,157	857,899	617,971	1,387,541
Expenses:
Cost of goods sold	257,271	460,337	500,181	730,780	526,294	1,179,495
Operating expenses	35,958	62,050	62,704	80,060	58,289	92,286
General and administrative expenses	6,945	12,227	12,874	15,122	10,665	17,037
Depreciation and amortization	4,553	7,426	8,784	12,374	8,674	11,472
(Gain) on disposal of assets	—	—	(430)	(898)	(227)	(1,638)
Losses on forward contract hedging activities(3)	—	—	—	—	—	10,923

	304,727	542,040	584,113	837,438	603,695	1,309,575

Operating income	6,453	7,592	16,044	20,461	14,276	77,966
Interest expense, net	4,365	5,747	5,872	7,059	5,001	10,765
Interest expense — related party	—	—	120	1,210	778	2,287
Write-off of deferred financing costs(4)	—	—	—	—	—	3,466
(Gain) loss on derivative instruments(5)	—	2,583	(242)	727	875	(1,014)
Guarantee fees(6)	—	—	—	—	—	313

	4,365	8,330	5,750	8,996	6,654	15,817

	Period from
	Inception
	(April 10,							Nine Months Ended
	2001) to	Year Ended December 31,						September 30,
	December 31,
	2001	2002		2003		2004(1)		2004(1)		2005(2)

	(Dollars in thousands, except per share data)
Income (loss) before income taxes and cumulative effect of change in accounting policy	2,088		(738)		10,294		11,465		7,622		62,149
Income tax expense (benefit)	794		(264)		3,814		4,132		2,872		22,362

Income before cumulative effect of change in accounting policy	1,294		(474)		6,480		7,333		4,750		39,787
Cumulative effect of change in accounting policy	—		—		—		—		—		267

Net income (loss)	$1,294		$(474)		$6,480		$7,333		$4,750		$39,520

Basic and diluted earnings (loss) per share(7):
Income before cumulative effect of change in accounting policy	$	$		$		$		$		$
Cumulative effect of change in accounting policy

Net income (loss)	$	$		$		$		$		$

Weighted average shares, basic and diluted(7)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$16,614		$17,528		$26,333		$24,926		$16,218		$139,230
Cash flows provided by (used in) investing activities	(208,574)		(12,066)		(16,149)		(27,343)		(26,763)		(83,588)
Cash flows provided by (used in) financing activities	201,928		(4,465)		(2,242)		5,616		13,962		69,279

Net (decrease) increase in cash and cash equivalents	$9,968		$997		$7,942		$3,199		$3,417		$124,921

Segment Data (8)

	Nine Months Ended September 30, 2005

			Corporate,
			Other and
	Refining(2)	Retail	Eliminations(9)	Consolidated

	(Dollars in thousands)
Net sales (excluding intercompany sales)	$588,326	$798,974	$241	$1,387,541
Intercompany sales	888	—	(888)	—
Cost of goods sold	489,401	690,982	(888)	1,179,495
Operating expenses	27,636	64,402	248	92,286

Segment contribution margin	$72,177	$43,590	$(7)	115,760

General and administrative expenses				17,037
Depreciation and amortization				11,472
(Gain) on disposal of assets				(1,638)
Losses on forward contract activities(3)				10,923

Operating income				$77,966

	Period from
	Inception
	(April 10,				Nine Months Ended
	2001) to	Year Ended December 31,			September 30,
	December 31,
	2001	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except pricing information)
Other Data:
Adjusted EBITDA(10)	$11,006	$15,018	$24,398	$31,937	$22,723	$98,456
Capital expenditures	2,648	9,773	5,181	6,974	4,832	8,415

Key Operating Statistics:
REFINING SEGMENT
Days operated in period(2)						155
Total sales volume (average barrels per day)						52,646
Products manufactured (average barrels per day)
Gasoline						27,366
Diesel/ Jet						21,288
Petrochemicals, LPG, NGLs						2,517
Other						1,061

Total production						52,232
Throughput (average barrels per day)
Crude oil						52,887
Other feedstocks						878

Total throughput						53,765
Per barrel of sales
Refining operating margin(11)						$12.23
Direct operating expenses						$3.39

RETAIL SEGMENT
Number of stores (end of period)	234	236	243	331	332	328
Average number of stores	234	236	242	310	302	329
Retail fuel sales (thousands of gallons)	155,552	267,396	267,476	315,294	231,315	249,507
Average retail gallons per average number of stores (in thousands)	665	1,133	1,105	1,017	766	758
Retail fuel margin (per gallon)	$0.147	$0.130	$0.154	$0.155	$0.149	$0.164
Merchandise sales	$118,388	$204,536	$206,950	$261,232	$191,728	$219,840
Merchandise margin %	26.2%	26.7%	28.4%	29.5%	29.4%	30.0%

	As of December 31,				As of September 30,

	2001	2002	2003	2004(1)	2005(2)

	(Dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,968	$10,965	$18,907	$22,106	$147,027
Total current assets	39,065	40,016	46,745	64,094	336,534
Property and equipment, net	126,617	130,892	136,538	189,293	219,418
Total assets	226,152	234,086	256,754	330,173	641,558
Total current liabilities	181,935	39,324	48,540	72,285	227,971
Total debt, including current maturities	161,107	161,713	168,752	203,333	282,678
Total noncurrent liabilities	1,802	152,821	159,793	202,134	318,313
Total stockholder’s equity	42,415	41,941	48,421	55,754	95,274
Total liabilities and stockholder’s equity	226,152	234,086	256,754	330,173	641,558

(1)	Effective April 30, 2004, we completed the acquisition of 100% of the outstanding stock of Williamson Oil. Because the results of operations of Williamson Oil are included in our financial results from the date of acquisition, a comparison of our period-to-period financial results may not necessarily be meaningful. See “Unaudited Pro Forma Condensed Consolidated Financial Data,” which shows what our results of operations might have been had we acquired Williamson Oil on January 1, 2004.

(2)	Effective April 29, 2005, we completed the acquisition of the Tyler refinery and related assets. We have operated the refinery for 155 days in the fiscal period ended September 30, 2005. Because the results of operations of the Tyler refinery and related assets are included in our financial results from the date of acquisition, a comparison of our period-to-period financial results may not necessarily be meaningful. See “Unaudited Pro Forma Condensed Consolidated Financial Data,” which shows what our results of operations might have been in 2004 and the nine months ended September 30, 2005 had we acquired the Tyler refinery and related assets on January 1, 2004.

(3)	In order to mitigate the risks of changes in the market price of crude oil and refined petroleum products, we entered into forward contracts to fix the purchase price of crude and sales price of specific refined petroleum products for a predetermined number of units at a future date. The fair value adjustment of these contracts in the third quarter of 2005 resulted in a loss of $10.9 million. These contracts were entered into with an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering.

(4)	In 2005, we refinanced a significant portion of our existing debt. As a result, financing costs associated with the refinanced debt were written-off.

(5)	We have entered into interest rate swap and cap agreements in connection with a portion of our floating rate debt. These interest rate swap and cap agreements are marked to fair value each period.

(6)	In 2005, our parent company guaranteed a portion of our new debt and other instruments in connection with the acquisition of the Tyler refinery. We have agreed to pay our parent a fee for these guarantees.

(7)	Gives effect to a for-one split of our common stock, which will be effective immediately prior to this offering.

(8)	Statement of Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, requires disclosure of a measure of segment profit or loss. In connection with the purchase of the Tyler refinery and related assets on April 29, 2005, management began viewing our company’s operating results in two reportable segments: retail and refining. We measure the operating performance of each segment based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold comprises the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and related transportation. Operating expenses include the costs associated with the actual operations of the refinery, excluding depreciation and amortization.

Prior to the purchase of the Tyler refinery and related assets, we had only the retail segment. Accordingly, segment data prior to 2005 is not applicable.

(9)	Consists of fuel credit card services provided by one of our subsidiaries and eliminations of intercompany indebtedness.

(10)	EBITDA represents earnings before income tax expense, interest expense, the write-off of deferred financing costs, (gain) loss on derivative instruments, guarantee fees, depreciation and amortization. Adjusted EBITDA represents earnings before income tax expense, interest expense, the write-off of deferred financing costs, (gain) loss on derivative instruments, losses on forward contract activities, guarantee fees, depreciation, amortization and (gain) loss on disposal of assets. EBITDA and Adjusted EBITDA, however, are not recognized measurements under GAAP. Our management believes that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

In addition, our management believes that Adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of Adjusted EBITDA generally eliminates the effects of financings, income taxes, risk management activities and the disposal of assets, items which may vary for different companies for reasons unrelated to overall operating performance.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Our calculation of Adjusted EBITDA may differ from the EBITDA and Adjusted EBITDA calculations of other companies in our industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only on a supplemental basis.
      The following table reconciles net income (loss) to Adjusted EBITDA for the periods presented:

	Period from
	Inception
	(April 10,				Nine Months Ended
	2001) to	Year Ended December 31,			September 30,
	December 31,
	2001	2002	2003	2004	2004	2005

Net income (loss)	$1,294	$(474)	$6,480	$7,333	$4,750	$39,520
Interest expense, net	4,365	5,747	5,992	8,269	5,779	13,052
Write-off of deferred financing costs(4)	—	—	—	—	—	3,466
(Gain) loss on derivative instruments(5)	—	2,583	(242)	727	875	(1,014)
Guarantee fees(6)	—	—	—	—	—	313
Depreciation and amortization	4,553	7,426	8,784	12,374	8,674	11,472
Income tax expense (benefit)	794	(264)	3,814	4,132	2,872	22,362

EBITDA	11,006	15,018	24,828	32,835	22,950	89,171
(Gain) on disposal of assets	—	—	(430)	(898)	(227)	(1,638)
Loss on forward contract activities(3)	—	—	—	—	—	10,923

Adjusted EBITDA	$11,006	$15,018	$24,398	$31,937	$22,723	$98,456

(11)	Refining operating margin per barrel is calculated by dividing the margin between net sales and cost of crude oil, feedstocks and related transportation by the total barrels sold at our refinery. Industry-wide refining results are driven and measured by the margins between refined petroleum product prices and the prices for crude oil, which are referred to as crack spreads: the differential in price between a representative barrel of benchmark refined petroleum products, such as gasoline or heating oil, and a barrel of benchmark crude oil. The US Gulf Coast 5-3-2 crack spread represents the differential between the Platt’s quotations for 3/5 of a barrel of US Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of US Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand. We compare our refining operating margin to these crack spreads to assess our operating performance relative to other participants in our industry.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma condensed consolidated financial data give effect to the following acquisitions:

•	Our acquisition on April 30, 2004 of 100% of the issued and outstanding stock of Williamson Oil, including operating assets, working capital and related debt for 89 company-operated retail fuel and convenience stores and a wholesale fuel and merchandise distribution operation with 11 company-owned but not operated retail fuel and convenience stores, located primarily in the state of Alabama. We refer to this transaction as the Williamson Oil acquisition. The total cash consideration we paid in connection with the Williamson Oil acquisition was approximately $19.8 million. In addition, we assumed debt of $28.6 million in connection with this acquisition.

•	Our acquisition on April 29, 2005 of the Tyler refinery and crude oil pipeline assets located in Tyler, Texas. We refer to this transaction as the Tyler refinery acquisition. The total consideration we paid in connection with the Tyler refinery acquisition was approximately $68.1 million, including $25.9 million of prepaid crude inventory and $38.4 million of assumed crude vendor liabilities.
      The Williamson Oil acquisition and the Tyler refinery acquisition have each been accounted for using the purchase method of accounting as prescribed by SFAS No. 141. The allocations of purchase prices to the underlying net assets have been based on the estimates of fair value at the acquisition dates.
      The following unaudited pro forma condensed consolidated financial data give effect to the Williamson Oil acquisition and the Tyler refinery acquisition, as if each transaction had been consummated on January 1, 2004 for statement of operations purposes.
      Our historical financial information for the year ended December 31, 2004 was derived from our audited consolidated financial statements of the same period included elsewhere in this prospectus and the historical financial information for the nine months ended September 30, 2005 was derived from the unaudited condensed consolidated financial statements for the same periods included elsewhere in this prospectus. The results of operations of Williamson Oil and the Tyler refinery, respectively, are included in our historical results from April 30, 2004 and April 29, 2005, the respective closing dates of the Williamson Oil and the Tyler refinery acquisitions.
      The historical financial information of Williamson Oil included in the unaudited pro forma condensed consolidated financial data represents the results of operations of Williamson Oil for the period prior to its acquisition by us on April 30, 2004 and was derived from unaudited financial information of Williamson Oil for the period from January 1, 2004 to April 29, 2004.
      The historical financial information of the Tyler refinery for the year ended December 31, 2004 was derived from the audited combined financial statements for the same period included elsewhere in this prospectus. The historical financial information of the Tyler refinery for the period prior to its acquisition by us on April 29, 2005 was derived from unaudited financial information of the Tyler refinery for the period from January 1, 2005 to April 28, 2005.
      The unaudited pro forma condensed consolidated financial data include adjustments, which are based upon preliminary estimates in the case of the Tyler refinery acquisition, to reflect the allocation of purchase price to net tangible and intangible assets acquired in each of the business combinations, as well as preliminary estimates of transaction costs in the case of the Tyler refinery acquisition. The preliminary purchase price allocations and other estimates are subject to revision as more detailed analysis is completed and additional information becomes available. Financial purchase accounting adjustments may differ materially from pro forma adjustments presented in this prospectus.
      The unaudited pro forma condensed consolidated financial data have been presented for illustrative purposes only and are not necessarily indicative of either future results or the results that might have been recorded if the business combinations had been consummated on such dates. These unaudited pro forma condensed consolidated financial data should be read in conjunction with the related notes. In addition, these unaudited pro forma condensed consolidated financial data are based upon and should be read in conjunction with the historical financial statements and related notes thereto discussed above.

Delek US Holdings, Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended December 31, 2004

	Historical

	Delek		Williamson
	US Holdings, Inc.	Tyler Refinery	Oil Co., Inc.	Pro Forma Adjustments
	for the Year	for the	from
	Ended	Year Ended	January 1, 2004			Williamson		Pro Forma
	December 31, 2004	December 31, 2004	to April 29, 2004	Tyler Refinery		Oil Co., Inc.		Consolidated

	(Dollars in thousands, except per share data)
Net sales	$857,899	$839,212	$78,456					$1,775,567
Operating costs and expenses:
Cost of goods sold	730,780	796,078	68,702	(197	)(a)			1,533,487
				(61,876	)(b)
Operating expenses	80,060	—	7,762	61,876	(b)			150,317
				619	(c)
General and administrative expenses	15,122	4,074	1,370	(619	)(c)			19,947
Depreciation and amortization	12,374	5,891	1,362	(4,031	)(d)	(88	)(d)	15,508
Impairment	—	15,301	—					15,301
(Gain) loss on disposal of assets	(898)	(95)	33					(960)

	837,438	821,249	79,229	(4,228)		(88)		1,733,600

Operating income (loss)	20,461	17,963	(773)	4,228		88		41,967
Interest expense (income), net	8,269	(2,221)	871	4,975	(e)			13,894
				1,560	(f)	151	(f)
						1,160	(g)
						(871	)(h)
Loss on interest rate derivative instruments	727	—	—					727
Guarantee fees	—	—	—	750	(i)			750

	8,996	(2,221)	871	7,285		440		15,371

Income (loss) before income taxes	11,465	20,184	(1,644)	(3,057)		(352)		26,596
Income tax expense (benefit)	4,132	6,987	—	(1,102	)(j)	(127	)(j)	9,890

Net income (loss)	$7,333	$13,197	$(1,644)	$(1,955)		$(225)		$16,706

Basic and diluted earnings per share	$73,330							$167,060

Weighted average common shares and equivalents outstanding, basic and diluted	100							100

(a)	The adjustment includes amounts to eliminate historical seller’s pension expense of the Tyler refinery arising from the seller’s defined benefit plan, which were accounted for as direct operating costs of the Tyler refinery and included in cost of goods sold. We do not sponsor a defined benefit plan.

(b)	The adjustment reflects the reclassification of certain Tyler refinery cost of goods sold to operating expenses to conform with our presentation.

(c)	The adjustment reflects the reclassification of certain Tyler refinery general and administrative expenses to operating expenses to conform with our presentation.

(d)	The adjustment reflects amounts to eliminate historical depreciation of $5.9 million and $1.4 million for the Tyler refinery and Williamson Oil, respectively, and the inclusion of our depreciation of $1.9 million and $1.3 million for the Tyler refinery and Williamson Oil, respectively, using our new basis as a result of the purchase price allocations in accordance with SFAS 141, Business Combinations.

(e)	The adjustment reflects interest expense related to the debt used to finance the acquisition of the Tyler refinery (1) with third parties in the aggregate principal amount of $50.0 million at a combined interest rate of 5.05% and (2) with a related party in the aggregate principal amount of $35.0 million at an interest rate of 7.00%.

(f)	The adjustment reflects amortization of deferred financing costs capitalized in connection with the execution of certain loans used to finance the Williamson Oil and Tyler refinery acquisitions.

(g)	The adjustment reflects interest expense related to the debt used to finance the Williamson Oil acquisition (1) with a third party in the aggregate principal amount of $34.5 million at an interest rate of 5.20% and (2) with a related party in the aggregate principal amount of $25.0 million at an interest rate of 6.30%. Additional amounts include interest expense of $37,000 related to certain capital leases assumed in the Williamson Oil acquisition.

(h)	The adjustment reflects amounts to eliminate the historical interest expense of Williamson Oil.

(i)	The adjustment reflects fees related to a parent guaranty agreement in the aggregate principal amount of $50.0 million at an interest rate of 1.50%.

(j)	The adjustment reflects the tax effect of the pro forma adjustment utilizing our estimated effective income tax rate.

Delek US Holdings, Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For the Nine Months Ended September 30, 2005

	Historical

	Delek US Holdings,
	Inc. for the Nine	Tyler Refinery from
	Months Ended	January 1, 2005 to	Pro Forma		Pro Forma
	September 30, 2005	April 28, 2005	Adjustments		Consolidated

	(Dollars in thousands, except per share data)
Net sales	$1,387,541	$280,292			$1,667,833
Operating costs and expenses:
Cost of goods sold	1,179,495	270,120	(52	)(a)	1,426,742
			(22,821	)(b)
Operating expenses	92,286	—	22,821	(b)	115,380
			273	(c)
General and administrative expenses	17,037	695	(273	)(c)	17,459
Depreciation and amortization	11,472	729	(109	)(d)	12,092
(Gain) on disposal of assets	(1,638)	—			(1,638)
Losses on forward contract hedging activities	10,923	—			10,923

	1,309,575	271,544	(161)		1,580,958

Operating income	77,966	8,748	161		86,875

Interest expense (income), net	13,052	(664)	1,713	(e)	14,621
			520	(f)
Write-off of deferred financing costs in connection with refinancing	3,466	—			3,466
(Gain) on interest rate derivative instruments	(1,014)	—			(1,014)
Guarantee fees	313	—	250	(g)	563

	15,817	(664)	2,483		17,636

Income (loss) before income taxes	62,149	9,412	(2,322)		69,239
Income tax expense (benefit)	22,362	3,577	(835	)(h)	25,104

Income (loss) before cumulative effect of change in accounting policy	$39,787	$5,835	$(1,487)		$44,135

Basic and diluted earnings per share	$397,870				$441,350

Weighted average common shares and equivalents outstanding, basic and diluted	100				100

(a)	The adjustment includes amounts to eliminate historical seller’s pension expense of the Tyler refinery arising from the seller’s defined benefit plan, which were accounted for as direct operating costs of the Tyler refinery and included in cost of goods sold. We do not sponsor a defined benefit plan.

(b)	The adjustment reflects the reclassification of certain Tyler refinery cost of goods sold to operating expenses to conform with our presentation.

(c)	The adjustment reflects the reclassification of certain Tyler refinery general and administrative expenses to operating expenses to conform with our presentation.

(d)	The adjustment reflects amounts to eliminate historical depreciation of $0.7 million and the inclusion of our depreciation of $0.6 million using our basis as a result of the purchase price allocation in accordance with SFAS 141, Business Combinations.

(e)	The adjustment reflects interest expense related to the debt used to finance the acquisition of the Tyler refinery with (1) third parties in the aggregate principal amount of $50.0 million at a combined interest rate of 5.05% and (2) with a related party in the aggregate principal amount of $35.0 million at an interest rate of 7.00%.

(f)	The adjustment reflects amortization of deferred financing costs capitalized in connection with the execution of certain loans used to finance the Tyler refinery acquisition.

(g)	The adjustment reflects fees related to a parent guaranty agreement in the aggregate principal amount of $50.0 million at an interest rate of 1.50%.

(h)	The adjustment reflects the tax effect of the pro forma adjustments utilizing our estimated effective income tax rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      The following is a discussion and analysis of our financial condition and results of operations for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005. You should read this discussion and analysis together with our consolidated financial statements and notes to those consolidated financial statements included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those described under the caption “Risk Factors” and elsewhere in this prospectus.
Company Overview
      We are a diversified energy business focused on petroleum refining and supply and on retail marketing. Our business consists of two main operating segments: refining and retail.

•	Refining segment. Our refining segment operates a high conversion, moderate complexity independent refinery in Tyler, Texas, with a design crude distillation capacity of 60,000 bpd, along with an associated crude oil pipeline and light products loading facilities.

•	Retail segment. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of 349 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. We also have a wholesale fuel distribution operation.
      We are a Delaware corporation formed in April 2001. We are an indirect wholly-owned subsidiary of Delek Group Ltd., a conglomerate that is domiciled and publicly traded in Israel, which has significant interests in fuel supply businesses, and which is controlled by Mr. Yitzchak Sharon Teshuva, an Israeli citizen. We were formed by Delek Group Ltd. in connection with our acquisition in May 2001 of 198 retail fuel and convenience stores from a subsidiary of The Williams Companies. Since then, we have completed several other acquisitions of retail fuel and convenience stores. In 2005, we expanded our scope of operations to include complementary petroleum refining and wholesale and distribution businesses by acquiring the Tyler refinery.
Major Influences on Results of Operations
      Refining. Our earnings and cash flow from our refining segment are primarily affected by the difference between refined petroleum product prices and the prices for crude oil and other feedstocks. The cost to acquire feedstocks and the price of the refined petroleum products we ultimately sell depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depend on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation. While our sales and operating revenues fluctuate significantly with movements in crude oil and refined petroleum product prices, it is the spread between crude oil and refined petroleum product prices, and not necessarily fluctuations in those prices, that affects our earnings.
      In order to measure our operating performance, we compare our per barrel refining operating margin to certain industry benchmarks, specifically the US Gulf Coast 5-3-2 crack spread. The US Gulf Coast 5-3-2 crack spread represents the differential between Platt’s quotations for 3/5 of a barrel of US Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of US Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand.
      Our refinery processes primarily light, sweet crude oils, and converts approximately 97% of the crude oil and other feedstocks into salable refined petroleum products. In addition to locally produced crude oil grades, we are able to access other domestic and foreign crude oils available in Texas and on the US Gulf Coast through the connection of our owned and leased pipelines to numerous common carrier pipeline systems that converge in Longview, Texas, enabling us to better optimize our crude supply. Our primary market area commands a premium over US Gulf Coast refined petroleum products prices generally in line with transportation costs to import product into the region. As a result of the flexibility in crude oil supply, our high conversion of crude oil to light products, and transportation costs of others for entry into our primary market area, our refining operating margin before operating expense generally approximates the US Gulf Coast 5-3-2 crack spread.
      The results of operations from our refining segment are also significantly affected by our Tyler refinery’s operating costs, particularly the cost of natural gas used for fuel and the cost of electricity. Natural gas prices have historically been volatile. For example, spot natural gas prices at Henry Hub ranged between $5.50 and $7.82 per million British Thermal Units, or MMBTU, in the first half of 2005. During the second half of 2005, primarily as a result of the loss of domestic production related to damage from Hurricanes Katrina and Rita, natural gas prices ranged between $7.00 and $15.39 per MMBTU. In our region, electricity prices fluctuate with natural gas prices.
      Demand for gasoline and margins on gasoline sales are generally higher during summer months than during winter months due to seasonal increases in highway traffic in our region. During the winter months, demand for diesel fuel and margins on diesel sales are generally higher than in the summer months, as east-west trucking traffic moves south to avoid winter conditions on northern routes. Since there is limited flexibility on shifting the refinery yield structure from gasoline to diesel, margins in the first and fourth quarters are typically lower than margins in the second and third quarters. Changes in regional supply/demand patterns, supply disruptions, and general market conditions may offset these typical margin patterns.
      Reliability of our refinery operations is important to our financial performance. Unplanned downtime of our refinery generally results in lost refining operating margin opportunity, increased maintenance costs and temporary changes in working capital investment and inventory. The financial impact of planned downtime, such as a turnaround or major maintenance project, is mitigated through a diligent planning process that considers product availability, margin environment and the availability of resources to perform the required maintenance. A major turnaround was conducted in February 2005 by the previous owner. During December 2005, we successfully completed a major turnaround covering all of the process units not involved in the February turnaround. No additional turnaround activities are planned prior to 2009.
      The nature of our business requires us to maintain substantial quantities of crude oil and refined petroleum product inventories. Because crude oil and refined petroleum products are commodities, we have no control over the changing market value of these inventories. Because our inventory is valued at the lower of cost or market value under the LIFO inventory valuation methodology, price fluctuations generally have little effect on our financial results, unless the market value of our inventory drops below LIFO costs. For periods in which the market price declines below our LIFO cost basis, we could be subject to significant fluctuations in the recorded value of our inventory and related cost of sales.
      Retail. Our earnings and cash flow from our retail segment are primarily affected by the sales and margins of retail merchandise and motor fuels at our convenience stores. The cost to acquire the refined fuel products we ultimately sell depends on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline and other refined petroleum products which, in turn, depends on, among other factors, changes in domestic and foreign economies, weather conditions, domestic and foreign political affairs, production levels, the availability of imports, the marketing of competitive fuels and government regulation.
      The gross margin of our retail merchandise is retail merchandise sales less the delivered cost of the retail merchandise, net of vendor discounts, measured as a percentage of total retail merchandise sales. Our retail merchandise sales are driven by convenience, customer service, competitive pricing and branding. Motor fuel margin is sales less the delivered cost of fuel and motor fuel taxes, measured on a cents per gallon, or cpg, basis. Our motor fuel margins are impacted by local supply, demand, weather and competitor pricing.

      There is some seasonality to our business with the summer and warmer weather months providing higher sales and increased traffic. As driving patterns are reduced in the cooler winter months, traffic is reduced and sales can decline. Conversely, merchandise margins typically increase in the cooler, winter months as lower margin items like take-home beverages are consumed and purchased less often. Weather conditions throughout the year can also impact our business as rain typically reduces customer traffic and sales, while warmer, dryer weather generally increases traffic and sales. Changes in regional supply/demand patterns, supply disruptions, and general market conditions may offset these typical seasonal patterns.
Factors Affecting Comparability
      Our financial condition and results of operations may not be comparable with prior periods or to our results of operations in the future due to the following factors.
      Acquisitions. We have substantially increased the size and scope of our operations through several significant acquisitions. We purchased seven retail fuel and convenience stores in February 2003 from Pilot Oil Corporation. These stores contributed $38.4 million to our net sales for 2003. In April 2004, we acquired 100% of the issued and outstanding stock of Williamson Oil Co., Inc., a chain of 89 company-operated retail fuel and convenience stores and a wholesale fuel and merchandise distribution operation with 11 company-owned but not operated retail fuel and convenience stores, located primarily in the state of Alabama. These stores contributed $160.3 million to our net sales for 2004. We operated these assets for all of 2005. On April 29, 2005, we purchased the Tyler refinery assets from affiliates of Crown Central Petroleum, LLC, which contributed $589.2 million to our net sales and $72.2 million of refining segment contribution margin in the period from April 29, 2005 to September 30, 2005. On December 15, 2005, we purchased 21 retail fuel and convenience stores, a network of four wholesale operations, four undeveloped properties and inventory in the Nashville, Tennessee area from BP.
      Refinancing and Prior Indebtedness. In April 2005, we amended and restated our existing secured term and revolving credit facility for our MAPCO Express subsidiaries with a new syndicate of lenders. This amended and restated agreement increased the amount available to us under the lines of credit to $205.0 million and consolidated the borrowings of two separate entities into a single credit facility. The amounts outstanding under this facility at September 30, 2005 were $172.6 million. In December 2005, we increased commitments under our senior secured credit facility revolver by $30.0 million to $70.0 million, and subsequently borrowed $30.0 million in connection with our acquisition of retail fuel and convenience stores and other assets from BP. See “— Liquidity and Capital Resources — Cash Position, Working Capital and Indebtedness.”
      As part of the financing of our Tyler refinery acquisition in April 2005, we entered into a number of debt arrangements: a $30.0 million promissory note payable to Israel Discount Bank of New York; a $20.0 million promissory note payable to Bank Leumi USA; and a $35.0 million promissory note payable to Delek Group Ltd. We also entered into a $250.0 million asset-based senior revolving credit facility with a syndicate of lenders, led by SunTrust Bank as administrative agent, to finance ongoing working capital, capital expenditures and general needs of the Tyler refinery. See “— Liquidity and Capital Resources — Cash Position, Working Capital and Indebtedness.”
      In connection with these financing transactions, we incurred $13.8 million in new deferred financing expenses, plus an additional $1.0 million relating to our acquisition of retail fuel and convenience stores and other assets from BP, that will be amortized over the life of the specific facilities. In addition, in the second quarter of 2005, we wrote-off approximately $3.5 million of financing costs previously deferred and relating to debt that we refinanced.
      Public Company Expenses. We expect that our general and administrative expenses will increase due to the costs of operating as a public company, such as increases in legal, accounting and compliance, insurance premiums, and investor relations. We estimate that these costs will total approximately $2.0 to $2.5 million on an annual basis. Our financial statements following this offering will reflect the impact of these expenses and will affect the comparability with our financial statements of periods prior to the completion of this offering.

      Stock Based Compensation Expense. In accordance with our adoption of SFAS No. 123(R), Share-Based Payment, effective January 1, 2006, we will incur additional expense associated with existing stock purchase rights and future stock option grants and equity awards, including stock options to be granted and restricted stock units to be awarded in connection with this offering as described under “Management — IPO Awards.” We expect the expense to be recognized in 2006 related to existing stock purchase rights and the stock options to be granted in connection with this offering to be approximately $                    , assuming the consummation of this offering. Amounts related to future stock option grants and equity awards will depend upon the terms and levels of future awards.
Recently Issued Accounting Standards
      In March 2005, the FASB issued FIN 47, Accounting for Conditional Asset Retirement Obligations (an interpretation of SFAS No. 143), which requires companies to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the amount can be reasonably estimated. We adopted FIN-47 effective as of January 1, 2005.
      Associated with the adoption of this standard, we recorded a cumulative effect of adoption of $0.3 million (net of $0.2 million of income taxes) and a long-term asset retirement obligation of $1.5 million.
      Subsequent to adoption of FIN 47, we also recorded a long-term asset retirement obligation on April 29, 2005 in connection with our purchase of the Tyler refinery of $1.3 million related to the required disposal of waste in certain storage tanks. In addition to this identified asset retirement obligation at the Tyler refinery, we are continuing to evaluate the need for additional asset retirement obligations related to the Tyler refinery.
      In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material and requires that those items be recognized as current-period charges. Statement No. 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005, and its impact on our financial position or results of operations has not been determined.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.
      Adoption of SFAS No. 123(R) is required as of the first interim or annual reporting period that begins after June 15, 2005. We will adopt the provisions of SFAS No. 123(R) effective January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	a “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or

•	a “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      We plan to adopt SFAS No. 123(R) using the modified prospective method.

      In December 2004, the FASB issued Statement No. 153, Exchanges of Nonmonetary Assets, which addresses the measurement of exchanges of nonmonetary assets. Statement No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by APB Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of Statement No. 153 is not expected to affect our financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, a Replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement changes the requirements for accounting for and reporting a change in accounting principles and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the announcement does not include specific transition provisions. When an announcement includes specific transition provisions, those provisions should be followed. This statement requires retrospective application to prior periods’ financial statements to changes in accounting principles unless it is impracticable to determine either the period’s specific effects or the cumulative effect of change. This statement becomes effective for fiscal years beginning after December 15, 2005.
      In September 2005, the Emerging Issues Task Force, or EITF, reached a consensus concerning the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The EITF concluded that non-monetary exchanges of finished goods inventory within the same line of business be recognized at the carrying value of the inventory transferred. The consensus is to be applied to new buy/sell arrangements entered in reporting periods beginning after March 15, 2006. We do not expect the impact of this EITF Issue No. 04-13 consensus to have a material effect on our financial position or results of operations.
Critical Accounting Policies
      Our accounting policies are described in the notes to our audited consolidated financial statements included elsewhere in this prospectus. We prepare our consolidated financial statements in conformity with U.S. GAAP. In order to apply these principles, we must make judgments, assumptions and estimates based on the best available information at the time. Actual results may differ based on the accuracy of the information utilized and subsequent events, some of which we may have little or no control over. Our critical accounting policies, which are described below, could materially affect the amounts recorded in our consolidated financial statements.
      Inventory. Refinery inventory consists of crude oil, refined petroleum products and blendstocks which are stated at the lower of cost or market. Cost is determined under LIFO valuation method. The LIFO method requires management to make estimates on an interim basis of the anticipated on-hand year-end inventory quantities, which could differ from actual quantities. Cost of crude oil, refined petroleum product and blendstock inventories in excess of market value are charged to cost of goods sold. Such changes are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover.
      Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a first-in, first-out, or FIFO, basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.
      Revenue Recognition. In both of our operating segments, revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured. In our retail segment, we derive service revenue from the sale of lottery tickets, money orders and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of the FASB EITF 99-19, Reporting Revenue Gross as a Principal Versus Net

as an Agent. We record service revenue and related costs at gross amounts when we are the primary obligor, are subject to inventory risk, have latitude in establishing prices and selecting suppliers, influence product or service specifications, or have several but not all of these indicators. We record service revenues net of costs when we are not the primary obligor and do not possess other indicators of gross reporting as discussed.
      Vendor Discounts and Deferred Revenue. We receive cash discounts or cash payments from certain vendors related to product promotions based upon factors such as quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with the provisions of the FASB EITF Issue 02-16, Accounting by a Reseller for Consideration Received from a Vendor, we recognize these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory upon receipt of the products and are subsequently recognized as a reduction of cost of goods sold as the products are sold.
      We also receive advance payments from certain vendors related to contractual agreements. These amounts are recorded as deferred revenue and are subsequently recognized in revenue as earned in accordance with the terms of the agreements.
      Environmental Expenditures. It is our policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at our properties. This estimate is based on third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. We do not discount environmental liabilities to their present value unless payments are fixed and determinable. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.
      Derivatives. We currently record all derivative financial instruments, such as interest rate swap and cap agreements, fuel related derivatives and forward contracts at estimated fair value regardless of their intended use in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. Changes in the fair value of the derivative instruments are recognized periodically in operations as we have elected to not comply with the hedging requirements of SFAS No. 133, which allow such changes to be classified as comprehensive income. We obtain the fair value of all derivative financial instruments on a monthly basis from third party financial and brokerage institutions.
Summary Financial and Other Information
      The following tables provide summary financial data and selected key operating statistics for us and our two operating segments.

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except per share data)
Statement of Operations Data:
Net sales:
Retail	$549,632	$600,157	$857,834	$617,955	$798,974
Refining	—	—	—	—	588,326
Other	—	—	65	16	241

Total	549,632	600,157	857,899	617,971	1,387,541

							Nine Months Ended
	Year Ended December 31,						September 30,

	2002		2003		2004(1)		2004(1)		2005(2)

	(Dollars in thousands, except per share data)
Expenses:
Cost of goods sold		460,337		500,181		730,780		526,294		1,179,495
Operating expenses		62,050		62,704		80,060		58,289		92,286
General and administrative expenses		12,227		12,874		15,122		10,665		17,037
Depreciation and amortization		7,426		8,784		12,374		8,674		11,472
(Gain) on disposal of assets		—		(430)		(898)		(227)		(1,638)
Losses on forward contract activities(3)		—		—		—		—		10,923

		542,040		584,113		837,438		603,695		1,309,575

Operating income		7,592		16,044		20,461		14,276		77,966

Interest expense, net		5,747		5,872		7,059		5,001		10,765
Interest expense — related party		—		120		1,210		778		2,287
Write-off of deferred financing costs(4)		—		—		—		—		3,466
(Gain) loss on derivative instruments(5)		2,583		(242)		727		875		(1,014)
Guarantee fees(6)		—		—		—		—		313

		8,330		5,750		8,996		6,654		15,817

Income (loss) before income taxes and cumulative effect of change in accounting policy		(738)		10,294		11,465		7,622		62,149
Income tax expense (benefit)		(264)		3,814		4,132		2,872		22,362

Income before cumulative effect of change in accounting policy		(474)		6,480		7,333		4,750		39,787
Cumulative effect of change in accounting policy		—		—		—		—		267

Net income (loss)		$(474)		$6,480		$7,333		$4,750		$39,520

Basic and diluted earnings (loss) per share(7):
Income before cumulative effect of change in accounting policy	$		$		$		$		$
Cumulative effect of change in accounting policy

Net income (loss)	$		$		$		$		$

Weighted average shares, basic and diluted(7)

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except per share data)
Cash Flow Data:
Cash flows provided by (used in) operating activities	$17,528	$26,333	$24,926	$16,218	$139,230
Cash flows provided by (used in) investing activities	(12,066)	(16,149)	(27,343)	(26,763)	(83,588)
Cash flows provided by (used in) financing activities	(4,465)	(2,242)	5,616	13,962	69,279

Net (decrease) increase in cash and cash equivalents	$997	$7,942	$3,199	$3,417	$124,921

	As of December 31,			As of
				September 30,
	2002	2003	2004(1)	2005(2)

Balance Sheet Data:
Cash and cash equivalents	$10,965	$18,907	$22,106	$147,027
Total current assets	40,016	46,745	64,094	336,534
Property and equipment, net	130,892	136,538	189,293	219,418
Total assets	234,086	256,754	330,173	641,558
Total current liabilities	39,324	48,540	72,285	227,971
Total debt, including current maturities	161,713	168,752	203,333	282,678
Total noncurrent liabilities	152,821	159,793	202,134	318,313
Total stockholder’s equity	41,941	48,421	55,754	95,274
Total liabilities and stockholder’s equity	234,086	256,754	330,173	641,558
Segment Data(8):

	Nine Months Ended September 30, 2005

			Corporate,
			Other and
	Refining(2)	Retail	Eliminations(9)	Consolidated

	(Dollars in thousands)
Net sales (excluding intercompany sales)	$588,326	$798,974	$241	$1,387,541
Intercompany sales	888	—	(888)	—
Cost of goods sold	489,401	690,982	(888)	1,179,495
Operating expenses	27,636	64,402	248	92,286

Segment contribution margin	$72,177	$43,590	$(7)	115,760

General and administrative expenses				17,037
Depreciation and amortization				11,472
(Gain) on disposal of assets				(1,638)
Losses on forward contract activities(3)				10,923

Operating income				$77,966

REFINING SEGMENT

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004(1)	2004(1)	2005(2)

	(Dollars in thousands, except pricing information)
Days operated in period(2)					155
Total sales volume (average barrels per day)					52,646

Products manufactured (average barrels per day)
Gasoline					27,366
Diesel/ Jet					21,288
Petrochemicals, LPG, NGLs					2,517
Other					1,061

Total production					52,232

Throughput (average barrels per day) Crude oil					52,887
Other feedstocks					878

Total throughput					53,765

Per barrel of sales
Refining operating margin(10)					$12.23
Direct operating expenses					$3.39

Pricing statistics (average for the period presented)
WTI — Cushing crude oil (per barrel)					$59.05
US Gulf Coast 5-3-2 crack spread (per barrel)(11)					$13.75
US Gulf Coast Unleaded Gasoline (per gallon)					$1.76
Low sulfur diesel (per gallon)					$1.75
Natural gas — (per MMBTU)					$8.40
RETAIL SEGMENT

Number of stores (end of period)	236	243	331	332	328
Average number of stores	236	242	310	302	329
Retail fuel sales (thousands of gallons)	267,396	267,476	315,294	231,315	249,507
Average gallons per average number of stores (in thousands)	1,133	1,105	1,017	766	758
Retail fuel margin (per gallon)	$0.130	$0.154	$0.155	$0.149	$0.164
Merchandise sales without lottery	$204,536	$206,950	$261,932	$191,728	$219,840
Merchandise margin % with lottery	26.7%	28.4%	29.5%	29.4%	30.0%

(1)	Effective April 30, 2004, we completed the acquisition of 100% of the outstanding stock of Williamson Oil. Because the results of operations of Williamson Oil are included in our financial results from the date of acquisition, a comparison of our period-to-period financial results may not necessarily be meaningful. See “Unaudited Pro Forma Condensed Consolidated Financial Data,” which shows what our results of operations might have been had we acquired Williamson Oil on January 1, 2004.

(2)	Effective April 29, 2005, we completed the acquisition of the Tyler refinery and related assets. We have operated the refinery for 155 days in the fiscal period ended September 30, 2005. Because the results of operations of the Tyler refinery and related assets are included in our financial results from the date of acquisition, a comparison of our period-to-period financial results may not necessarily be meaningful. See “Unaudited Pro Forma Condensed Consolidated Financial Data,” which shows what our results of operations might have been in 2004 and the nine months ended September 30, 2005 had we acquired the Tyler refinery and related assets on January 1, 2004.

(3)	In order to mitigate the risks of changes in the market price of crude oil and refined petroleum products, we entered into forward contracts with major financial institutions to fix the purchase price of crude and sales price of specific refined petroleum products for a predetermined number of units at a future date. The fair value adjustment of these contracts in the third quarter of 2005 resulted in a loss of $10.9 million. These contracts were entered into with an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering.

(4)	In 2005, we refinanced a significant portion of our existing debt. As a result, financing costs associated with the previous debt were written-off.

(5)	In order to economically hedge a portion of our floating rate debt, we enter into interest rate swap and cap agreements. These interest rate swap and cap agreements are marked to fair value each period.

(6)	In 2005, our parent company guaranteed a portion of our new debt and other instruments in connection with the acquisition of the Tyler refinery. We have agreed to pay our parent a fee for these guarantees.

(7)	Gives effect to a for-one split of our common stock, which will be effective immediately prior to this offering.

(8)	Statement of Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, requires disclosure of a measure of segment profit or loss. In connection with the purchase of the Tyler refinery and related assets on April 29, 2005, management began viewing our company’s operating results in two reportable segments: retail and refining. We measure the operating performance of each segment within the two reportable segments based on segment contribution margin. We define segment contribution margin as net sales less cost of goods sold and operating expenses, excluding depreciation and amortization.

For the retail segment, cost of goods sold includes the costs of specific products sold. Operating expenses include costs such as wages of employees at the stores, lease expense for the stores, utility expense for the stores and other costs of operating the stores, excluding depreciation and amortization.

For the refining segment, cost of goods sold includes all the costs of crude oil, feedstocks and related transportation. Operating expenses include the costs associated with the actual operations of the refinery, excluding depreciation and amortization.

Prior to the purchase of the Tyler refinery and related assets, we had only the retail segment, thus segment data prior to 2005 is not applicable.

(9)	Consists of fuel credit card services provided by one of our subsidiaries and eliminations of intercompany indebtedness.

(10)	Refining operating margin per barrel is calculated by dividing the margin between net sales and cost of crude oil, feedstocks and related transportation by the total barrels sold at our refinery. Industry-wide refining results are driven and measured by the margins between refined petroleum product prices and the prices for crude oil, which are referred to as crack spreads. We compare our refining operating margin to these crack spreads to assess our operating performance relative to other participants in our industry.

(11)	The differential in price between a representative barrel of benchmark refined petroleum products, such as gasoline or heating oil, and a barrel of benchmark crude oil is known as a crack spread. The US Gulf Coast 5-3-2 crack spread represents the differential between Platt’s quotations for 3/5 of a barrel of US Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of US Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel) on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand.

Results of Operations

Nine Months Ended September 30, 2005 Compared to the Nine Months Ended September 30, 2004

Net Sales
      Consolidated. Net sales were $1,387.5 million for the nine months ended September 30, 2005, compared to $618.0 million for the nine months ended September 30, 2004, an increase of $769.5 million or 124.5%. The increase in net sales was primarily due to $589.2 million in net sales from the purchase of the Tyler refinery, higher average retail fuel prices at our convenience stores and the inclusion of a full nine months of sales from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004.
      Refining Segment. Operations in our refining segment began with the acquisition of the Tyler refinery on April 29, 2005. Net sales were $589.2 million for the period from April 29, 2005 through September 30, 2005, including $0.9 million of intercompany sales. Total sales volume was 8.2 million barrels at an average sales price of $72.20 per barrel. Sales volume for refined gasoline was 4.2 million barrels at an average sales price of $75.50 per barrel. Sales volume for diesel/jet was 3.3 million barrels at an average sales price of $73.32 per barrel. Sales volume for other product was 0.6 million barrels at an average sales price of $41.90 per barrel.
      Retail Segment. Net sales for our retail segment were $799.0 million for the nine months ended September 30, 2005, compared to $618.0 million for the nine months ended September 30, 2004, an increase of $181.0 million or 29.3%. This increase was primarily due to a 24.1% increase in average retail fuel prices and $79.2 million in net sales resulting from the inclusion of a full nine months of sales from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004.

Fuel Sales and Gallons. Retail fuel sales were 249.5 million gallons for the nine months ended September 30, 2005, compared to 231.3 million gallons for the nine months ended September 30, 2004. This increase was primarily due to the inclusion of a full nine months of sales from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004, which led to an increase of 21.6 million gallons. This increase was offset by approximately 1.2 million gallons lost in the divestiture of stores and the estimated 2.6 million gallon impact of Hurricane Katrina. Total fuel sales, including wholesale gallons, were $579.1 million for the nine months ended September 30, 2005, compared to $426.2 million over the same period in 2004, an increase of $152.9 million or 35.9%. The increase was primarily due to an increase of $0.42 per gallon in the average retail price per gallon ($2.16 per gallon compared to $1.74 per gallon) and $58.3 million in fuel sales resulting from the inclusion of a full nine months of fuel sales from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004.

Merchandise Sales. Merchandise sales were $219.8 million for the nine months ended September 30, 2005, compared to $191.7 million over the same period in 2004, an increase of $28.1 million or 14.7%. The increase in merchandise sales was primarily due to $20.8 million in merchandise sales resulting from the inclusion of a full nine months of merchandise sales from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004, and increases in the cigarette and dairy categories. Comparable store (company stores operated for the entire period for both the nine-month periods ended September 30, 2005 and September 30, 2004) merchandise sales increased by 1.5% primarily due to increases in the cigarette and dairy categories which were driven by competitive pricing and merchandising strategies.

Cost of Goods Sold
      Consolidated. Cost of goods sold was $1,179.5 million for the nine months ended September 30, 2005, compared to $526.3 million for the nine months ended September 30, 2004, an increase of $653.2 million or 124.1%. Of this increase, $489.4 million was due to the cost of goods sold from the recently acquired Tyler refinery, $70.1 million was due to the inclusion of a full nine months of results of operations from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004, and the majority of the remaining increase was due to an increase in the average fuel price at our retail fuel and convenience stores.
      Refining Segment. Cost of goods sold for our refining segment was $489.4 million for the period from April 29, 2005 through September 30, 2005, approximating a cost per barrel sold of $59.97. This cost per barrel resulted in a refining operating margin of $99.8 million or $12.23 per barrel.
      Retail Segment. Cost of goods sold for our retail segment was $691.0 million for the nine months ended September 30, 2005, compared to $526.3 million for the nine months ended September 30, 2004, an increase of $164.7 million or 31.3%. This increase was primarily due to a 25.4% increase in average retail fuel costs and $70.1 million in cost of goods sold resulting from the inclusion of a full nine months of results of operations from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004.
      Fuel cost of goods sold was $537.0 million for the nine months ended September 30, 2005, compared to $390.9 million for the nine months ended September 30, 2004, due to a 25.4% increase in retail fuel costs and a 23.8 million increase in gallons sold. Merchandise cost of goods sold was $154.0 million for the nine months ended September 30, 2005, compared to $135.4 million for the nine months ended September 30, 2004. The increase in merchandise cost of goods sold was primarily due to $14.6 million in costs of goods sold resulting from the inclusion of a full nine months of results of operations from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004.

Operating Expenses
      Operating expenses were $92.3 million for the nine months ended September 30, 2005, compared to $58.3 million for the nine months ended September 30, 2004, an increase of $34.0 million or 58.3%. Of this increase, $27.6 million was due to operating costs from the recently acquired Tyler refinery, which approximated $3.39 per barrel sold. In addition, we had $7.1 million in store operating costs from the inclusion of a full nine months of results of operations from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004. The ratio of operating expenses to net sales of our retail operations declined from 9.4% to 8.1% due to higher sales per store driven by higher fuel prices and continued expense controls.

General and Administrative Expenses
      General and administrative expenses were $17.0 million for the nine months ended September 30, 2005, compared to $10.7 million for the nine months ended September 30, 2004, an increase of $6.3 million or 58.9%. This increase was primarily due to additional salary and related expenses in our retail segment due in part to the inclusion of a full nine months of results of operations from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004, and general and administrative expenses from the acquisition of the Tyler refinery.

Depreciation and Amortization
      Depreciation and amortization were $11.5 million for the nine months ended September 30, 2005, compared to $8.7 million for the nine months ended September 30, 2004. This increase was primarily due to $0.8 million in depreciation associated with the Tyler refinery along with approximately $1.2 million in additional depreciation resulting from the inclusion of a full nine months of depreciation from the acquisition of Williamson Oil stores compared to only five months in the nine months ended September 30, 2004.

(Gain) on Disposal of Assets
      During the nine months ended September 30, 2005, we recognized a net pre-tax gain of $1.6 million associated with the sale of one convenience store partially offset by the write-off of associated goodwill, compared to $0.2 million pre-tax gain for the nine months ended September 30, 2004.

Loss on Forward Contract Activities
      During August and September 2005, we entered into forward fuel contracts to fix the purchase price of crude oil and sales price of finished grade fuel for a predetermined number of units at a future date, which had fulfillment terms of less than 60 days. We recorded unrealized losses of $10.9 million during the nine months ended September 30, 2005, which are included as losses on forward contract activities. These contracts, which are no longer in place, were entered into with an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering.

Interest Expense, Net, Interest Expense-Related Party, Write-off of Deferred Financing Costs, (Gain) Loss on Derivative Instruments and Guarantee Fees
      Interest expense, net was $10.8 million for the nine months ended September 30, 2005, compared to $5.0 million for the nine months ended September 30, 2004, an increase of $5.9 million or 120.4%. This increase was due to increased indebtedness and letter of credit fees associated with the purchase of the Tyler refinery and higher short-term interest rates. Interest expense from related party notes payable for the nine months ended September 30, 2005 increased to $2.3 million from $0.8 million in the nine months ended September 30, 2004 due to borrowings incurred in conjunction with the Tyler refinery acquisition. These increases were partially offset by higher interest income due to higher cash balances and by recording a $1.0 million increase in unrealized gains on interest rate derivative instruments for the nine months ended September 30, 2005, compared to an unrealized loss of $0.9 million for the nine months ended September 30, 2004.
      We also wrote-off deferred financing charges of $3.5 million in 2005 associated with the refinancing of a portion of our long-term debt.
      In the nine months ended September 30, 2005, we recorded a $0.3 million expense in connection with guarantee fees payable to Delek Group Ltd. relating to the guaranty of a portion of our debt incurred in connection with the acquisition of the Tyler refinery.

Income Tax Expense
      Income tax expense was $22.4 million for the nine months ended September 30, 2005, compared to $2.9 million for the nine months ended September 30, 2004, an increase of $19.5 million. This increase resulted from our higher taxable income in 2005 compared to 2004.
      Additionally, in connection with our acquisition of the Tyler refinery, our consolidated effective tax rate decreased. Substantially all of our refinery operations are conducted through a Texas limited partnership, which is not subject to Texas franchise tax. The limited partnership’s 0.1% general partner was subject to Texas franchise tax on its 0.1% share of refining operations. Accordingly, the effective tax rate applicable to our refining operations is the federal tax rate plus a nominal amount of state franchise tax. Consequently, our consolidated effective tax rate was reduced by our refinery’s proportionate contribution to our consolidated pretax earnings. Our effective tax rate was 36.0% for the nine months ended September 30, 2005, compared to 37.7% for the first nine months of 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      During the years ended December 31, 2004 and 2003, our results include only our retail segment.

Net Sales
      Net sales were $857.9 million for 2004, compared to $600.2 million for 2003, an increase of $257.7 million or 42.9%. The increase in net sales was primarily due to $160.3 million in net sales from the purchase of the Williamson Oil stores and an increase of 21.1% in average retail fuel prices. Average retail fuel prices were $1.78 per gallon for 2004, compared to average retail fuel prices of $1.47 per gallon for 2003. Merchandise sales were $54.2 million higher in 2004 primarily due to the $42.0 million in net sales resulting from the Williamson Oil acquisition and lottery revenues of $3.8 million, an increase of $3.4 million, primarily due to the introduction of the Tennessee lottery in early 2004.

Fuel Sales and Gallons. Retail fuel sales were 315.3 million gallons for 2004, compared to 267.5 million gallons for 2003, an increase of 47.8 million gallons. This increase was primarily due to 44.9 million in gallons sold as a result of the acquisition of the Williamson Oil stores. Comparable store gallons decreased 0.6%. Total fuel sales, including wholesale gallons, were $596.6 million for 2004, compared to $393.2 million for 2003, an increase of $203.4 million or 51.7%. The increase was primarily due to an increase of $0.31 per gallon in the average retail price per gallon ($1.78 per gallon compared to $1.47 per gallon) and $118.3 million in sales resulting from the acquisition of the Williamson Oil stores.

Merchandise Sales. Merchandise sales were $261.2 million for 2004, compared to $207.0 million for 2003, an increase of $54.2 million or 26.2%. The primary reason for the increase in merchandise sales was $41.9 million from the Williamson Oil acquisition and an increase of $3.4 million in lottery commissions due to the introduction of the Tennessee lottery in early 2004. Comparable store merchandise sales increased 4.1%.

Cost of Goods Sold
      Cost of goods sold was $730.8 million for 2004, compared to $500.2 million for 2003, an increase of $230.6 million or 46.1%. This increase was primarily due to $140.5 million in cost of goods sold from the purchase of the Williamson Oil stores and an increase of 23.5% in average retail fuel costs.
      Fuel cost of goods sold was $546.4 million in 2004, compared to $352.1 in 2003 due to a 23.5% increase in retail fuel costs and a 67.9 million increase in gallons sold, primarily due to the Williamson Oil acquisition. Merchandise cost of goods sold was $184.3 million in 2004, compared to $148,1 million in 2003, an increase of $36.2 million or 24.4%. The increase in merchandise cost of goods sold was primarily due to $29.9 million in cost of goods sold from the Williamson Oil acquisition.

Operating Expenses
      Operating expenses were $80.1 million for 2004, compared to $62.7 million for 2003, an increase of $17.4 million or 27.8%. This increase was primarily attributable to $12.3 million in direct operating expenses associated with the purchase of the Williamson Oil stores and higher credit card fees associated with the higher retail price of gasoline.

General and Administrative Expenses
      General and administrative expenses were $15.1 million for 2004, compared to $12.9 million for 2003, an increase of $2.2 million or 17.1%. This increase was primarily due to increased salaries and related expenses associated with the addition of the Williamson Oil stores and higher insurance and travel costs.

Depreciation and Amortization
      Depreciation and amortization were $12.4 million for 2004, compared to $8.8 million for 2003, an increase of $3.6 million or 40.9%. This increase resulted from additions to property, plant and equipment as a result of capital expenditures in 2004 and $2.3 million of depreciation and amortization associated with assets purchased in the Williamson Oil acquisition.

(Gain) on Disposal of Assets
      During 2004, we recognized a gain of $0.9 million associated with a gain on the sale of one convenience store and disposal of various operational assets, compared to a gain of $0.4 million on the sale of various operational assets in 2003.

Interest Expense, Net, Interest Expense-Related Party, Write-off of Deferred Financing Costs, (Gain) Loss on Derivative Instruments and Guarantee Fees
      Interest expense, net was $7.1 million in 2004, compared to $5.9 million in 2003, an increase of $1.0 million or 17.0%. This increase was primarily due to increased borrowings as a result of the Williamson Oil acquisition. Interest expense from related party notes payable was $1.2 million in 2004 compared to $0.1 million in 2003, an increase of $1.1 million due to related party borrowings related to the Williamson Oil acquisition. In addition, we recorded a non-cash interest charge of $0.7 million in 2004 due to changes in fair value of interest rate derivative instruments compared to a $0.2 million gain in 2003.

Income Tax Expense
      Income tax expense was $4.1 million in 2004, compared to $3.8 million in 2003, an increase of $0.3 million or 7.9%. The increase in income tax expense was attributable to our increased 2004 taxable income compared to 2003. Our effective tax rate was 36.0% for 2004, as compared to 37.1% for 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      During the years ended December 31, 2003 and 2002, our results include only our retail segment.

Net Sales
      Net sales were $600.2 million for 2003, compared to $549.6 million for 2002, an increase of $50.6 million or 9.2%. This increase was primarily due to $38.4 million in net sales from the purchase of eight retail fuel and convenience stores in two separate transactions in February and April of 2003 and a 21.1% increase in average retail fuel prices. Average retail fuel prices were $1.47 per gallon for 2003, compared to average retail fuel prices of $1.29 per gallon for 2002.

Fuel Sales and Gallons. Fuel sales were $393.2 million for 2003, compared to $345.1 million for 2002, an increase of $48.1 million or 13.9%. The increase was primarily due to an increase of $0.18 per gallon in the average retail price per gallon ($1.47 per gallon compared to $1.29 per gallon). Retail gallons were relatively unchanged in 2003 compared to 2002 at 267.5 million gallons for 2003, compared to 267.4 million gallons for 2002, with comparable store gallons decreasing 0.1%.

Merchandise Sales. Merchandise sales were $207.0 million for 2003, compared to $204.5 million for 2002, an increase of $2.5 million or 1.2%. Comparable store merchandise sales dropped 3.1%, due to lower beer and cigarette sales.

Cost of Goods Sold
      Cost of goods sold was $500.2 million for 2003, compared to $460.3 million for 2002, an increase of $39.9 million or 8.7%. This increase was primarily due to a $32.4 million increase in cost of goods sold from the purchase of eight retail fuel and convenience stores in two separate transactions in February and April of 2003, and increases in average fuel costs at these stores.

      Fuel cost of goods sold was $352.1 million in 2003, compared to $310.5 million in 2002 due to a 13.4% increase in retail fuel costs. Gallons sold were virtually unchanged compared with 2002. Merchandise cost of goods sold was $148.1 million in 2003, compared to $149.9 million in 2002. The increase in merchandise costs of goods sold was primarily due to $6.2 million in cost of goods sold from the foregoing purchase of eight retail fuel and convenience stores, offset by lower cost of goods sold due to lower beer and cigarette sales.

Operating Expenses
      Operating expenses were $62.7 million in 2003, compared to $62.1 million in 2002, an increase of $0.6 million or 1.0%. This change was primarily attributable to $3.6 million increase in the operating expenses resulting from the purchase of eight retail fuel and convenience stores in two separate transactions in February and April of 2003, offset by decreases of approximately $2.8 million in advertising, salaries and outside services expenses.

General and Administrative Expenses
      General and administrative expenses were $12.9 million for 2003, compared to $12.2 million in 2002, an increase of $0.7 million or 5.7%. This increase was primarily attributable to higher salaries and professional expenses and $0.2 million in general and administrative expenses from the purchase of the eight retail fuel and convenience stores described above.

Depreciation and Amortization
      Depreciation and amortization were $8.8 million for 2003, compared to $7.4 million for 2002, an increase of $1.4 million or 18.9%. This increase was primarily the result of additional depreciation resulting from the increase in property, plant and equipment related to our purchase of the eight retail fuel and convenience stores described above.

(Gain) on Disposal of Assets
      During 2003, we recognized a gain of $0.4 million on the sale of various operational assets. There were no gains on disposal of assets in 2002.

Interest Expense, Net, Interest Expense-Related Party, Write-off of Deferred Financing Costs, (Gain) Loss on Derivative Instruments and Guarantee Fees
      Interest expense, net was $5.9 million in 2003, compared to $5.7 million in 2002, an increase of $0.2 million or 3.5%. Interest expense from related party notes payable was $0.1 million in 2003 compared to zero in 2002. We also recognized a $0.2 million gain on derivative instruments in 2003, compared to a $2.6 million loss on derivative instruments in 2002.

Income Tax Expense
      Income tax expense was $3.8 million in 2003, compared to an income tax benefit of $0.3 million in 2002, a change of $4.1 million. The change in income tax expense was attributable to our generating 2003 taxable income compared to our incurring a loss in 2002. Our effective tax rate was 37.1% for 2003, compared to 35.8% for 2002.
Liquidity and Capital Resources
      Our primary sources of liquidity are cash generated from our operating activities and borrowings under our revolving credit facilities and from related parties. We believe that our cash flows from operations, borrowings under our revolving credit facilities, proceeds from this offering and other capital resources will be sufficient to satisfy the anticipated cash requirements associated with our existing operations during the next 12 months. However, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any expansion of our business that we may complete. See “Risk Factors.”

Cash Flows
      The following table sets forth a summary of our consolidated cash flows for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	(Dollars in thousands)
Cash flows provided by (used in) operating activities	$17,528	$26,333	$24,926	$16,218	$139,230
Cash flows provided by (used in) investing activities	(12,066)	(16,149)	(27,343)	(26,763)	(83,588)
Cash flows provided by (used in) financing activities	(4,465)	(2,242)	5,616	13,962	69,279

Net (decrease) increase in cash and cash equivalents	$997	$7,942	$3,199	$3,417	$124,921

Cash Flows Provided By (Used In) Operating Activities
      Net cash provided by operating activities was $139.2 million for the nine months ended September 30, 2005, compared to $16.2 million for the nine months ended September 30, 2004. The most significant sources of cash from operating activities in the first nine months of 2005 were our increased net income from the Tyler refinery and increased accounts payable due to crude oil purchases for our refinery, partially offset by increases in accounts receivable.
      Net cash provided by operating activities was $24.9 million for 2004, compared to net cash provided by operating activities of $26.3 million for 2003. Operating cash flows for 2004 were primarily attributable to net income of $7.3 million, and increases in accounts payable due to higher retail fuel costs.
      Net cash provided by operating activities was $26.3 million for 2003, compared to $17.5 million for 2002. Operating cash flows for 2003 were primarily attributable to net income of $6.5 million and an increase in accounts payable due to higher retail fuel costs. Operating cash flows for 2002 were primarily attributable to increases in accounts payable and interest payable, partially offset by an increase in inventories and accounts receivable.

Cash Flows Provided By (Used In) Investing Activities
      Net cash used in investing activities was $83.6 million for the nine months ended September 30, 2005, compared to $26.8 million for the nine months ended September 30, 2004. This difference was primarily due to the purchase of the assets of the Tyler refinery for approximately $73.1 million (including transaction costs) and capital expenditures of $8.4 million, partially offset by proceeds from the sale of retail fuel and convenience store assets of $3.1 million. Capital expenditures in the nine months ended September 30, 2005 included $3.2 million for projects at the Tyler refinery, with the remaining capital spent in our retail fuel and convenience stores for improvements, equipment, new store development and information technology.
      Net cash used in investing activities increased to $27.3 million in 2004 from $16.1 million during 2003. Our primary investments in 2004 included $22.2 million for the cash portion of the purchase price (including transaction costs) for the Williamson Oil stores. Capital expenditures for 2004 totaled $7.0 million spent in our retail fuel and convenience stores for improvements, equipment, new store development and information technology. These expenditures were partially offset by $1.8 million in proceeds received from retail fuel and convenience store asset disposals.

      Net cash used in investing activities increased to $16.1 million in 2003 from $12.1 million during 2002. Our primary investments in 2003 included $12.2 million for the purchase of retail fuel and convenience store assets and capital expenditures of $5.2 million. These expenditures were partially offset by $1.2 million in proceeds received from retail fuel and convenience store asset disposals.

Cash Flows Provided By (Used In) Financing Activities
      Net cash provided by financing activities was $69.3 million during the nine months ended September 30, 2005, compared to $14.0 million during the nine months ended September 30, 2004. Cash provided from financing activities included net proceeds received as a result of refinancing term and revolver borrowings of $40.0 million through a revolving credit facility and a $165.0 million term loan, as well as $50.0 million in proceeds received from notes issued in connection with the Tyler refinery purchase. Cash provided by financing activities in 2005 also reflected a subordinated loan of $35.0 million received from Delek Group Ltd. Cash used in financing activities included $13.8 million of financing costs paid in connection with new debt issuance, debt repayments of $174.1 million and payments made under capital lease obligations.
      Net cash provided by financing activities was $5.6 million in 2004, compared to net cash used in financing activities of $2.2 million in 2003. The cash provided was primarily attributable to additional borrowings used to finance the Williamson Oil acquisition, partially offset by the payment of additional financing costs and the purchase of interest rate derivatives. Cash provided included borrowings made under a new $34.5 million term loan facility, a $6.0 million revolving line of credit and a subordinated loan of $25.0 million received from Delek - The Israel Fuel Corporation Ltd., most of which were used to finance a portion of the Williamson Oil acquisition.
      Net cash used in financing activities was $2.2 million in 2003, compared to $4.5 million in 2002. The use of cash in 2003 reflected the reduction in our net borrowings under a term loan and an increase in restricted cash, the majority of which was to be used to acquire replacement assets. Cash provided by financing activities in 2003 reflected an increase in our net borrowings under a new term loan used to partially finance a portion of the purchase of eight retail fuel and convenience stores.

Cash Position, Working Capital and Indebtedness
      As of September 30, 2005, our total cash and cash equivalents were $147.0 million and we had total indebtedness of approximately $282.7 million. Working capital was $108.6 million at September 30, 2005, compared to $(8.7) million at December 31, 2004, an increase of $117.3 million. This increase was primarily due to $86.8 million in net working capital from our Tyler refinery operations, including $121.1 million of cash and a $21.7 million reduction in current maturities of long-term debt due to the refinancing of certain debt obligations completed in April 2005.

      Summary of Indebtedness. Outstanding borrowings under our existing debt instruments and capital lease obligations at September 30, 2005 were as follows:

September 30, 2005

(Dollars in
thousands)
Notes payable to related parties	$60,000
Senior secured credit facility — term loan	164,588
Senior secured credit facility — revolver	8,000
Israel Discount Bank note	30,000
Bank Leumi note	20,000
Other notes payable	90
282,678

Less:
Current portion of long-term debt	(1,650)
Current portion of other notes payable	(46)

$280,982

      Notes Payable to Related Parties. On April 28, 2004, we signed a note payable to Delek – The Israel Fuel Corporation Ltd. in the principal amount of $25.0 million. Proceeds from the note were used to partially fund the purchase of the Williamson Oil stores. The note bears interest at a rate of 6.30% per year with interest and principal payments due upon maturity on April 27, 2008.
      On April 27, 2005, to partially finance our purchase of our refinery, we signed a note payable to Delek Group Ltd. in the principal amount of $35.0 million. The note bears interest at a rate of 7.0% per year, which is due and payable in semi-annual installments, commencing July 1, 2007. The entire principal amount plus accrued and unpaid interest is due upon maturity on April 27, 2010. On November 23, 2005, we repaid $17.5 million of the principal and all accrued interest through that date under the note.
      Senior Secured Credit Facility. On April 28, 2005, we executed our senior secured credit facility with a syndicate of lenders and Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., one of the underwriters of this offering, serving as administrative agent. In connection with the execution of the amended and restated agreement, we consolidated certain of our borrowings under our existing credit agreement and asset-backed loan agreement into a single credit facility and increased the borrowing capacity available under the facility to $205.0 million.
      The senior secured credit facility consists of a $40.0 million revolving credit facility and a $165.0 million term loan. Borrowings under the senior secured credit facility are secured by substantially all the assets of MAPCO Express, Inc. and its subsidiaries. Letters of credit outstanding under the facility totaled $7.9 million as of September 30, 2005. In December 2005, we increased commitments under our senior secured credit facility revolver by $30.0 million to $70.0 million, and subsequently borrowed $30.0 million in connection with our acquisition of retail fuel and convenience stores and other assets from BP.
      The senior secured credit facility term loan requires quarterly principal payments of approximately 0.25% of the principal balance through March 31, 2011 and a balloon payment of approximately 94.25% of the principal balance due upon maturity on April 28, 2011. The senior secured credit facility revolver is payable in full upon maturity on April 28, 2010 with periodic interest repayment requirements. The senior secured credit facility term and senior secured credit facility revolver loans bear interest based on predetermined pricing grids which allow us to choose between a “Base Rate” or “Eurodollar” loan. Interest is payable quarterly for Base Rate loans and for the applicable interest period on Eurodollar loans. As of September 30, 2005, the weighted average borrowing rate was 6.7% for the senior secured credit facility term loan and 6.4% for the senior secured credit facility revolver. Additionally, the senior secured credit facility requires us to pay a quarterly fee of 0.5% per year on the average available revolving commitment. Amounts available under the senior secured credit facility revolver as of September 30, 2005 totaled approximately $24.1 million.
      We are required to comply with certain financial and non-financial covenants under the senior secured credit facility. We believe we were in compliance with all covenant requirements at September 30, 2005.
      SunTrust ABL Revolver. On April 29, 2005, we entered into a $250.0 million asset-based senior revolving credit facility with a syndicate of lenders led by SunTrust Bank as administrative agent to finance ongoing working capital, capital expenditures and general needs of the Tyler refinery. This agreement, as amended on May 2, 2005 and as of October 1, 2005, which we refer to as the SunTrust ABL revolver, matures on April 29, 2009 and bears interest based on predetermined pricing grids that allow us to choose between a “Base Rate” or “Eurodollar” loan. Interest is payable quarterly for Base Rate loans and for the applicable interest period on Eurodollar loans. Availability under the SunTrust ABL revolver is determined by a borrowing base defined in the SunTrust ABL revolver, supported primarily by cash, certain accounts receivable and inventory.
      In addition, the SunTrust ABL revolver supports our issuances of letters of credit used primarily in connection with the purchases of crude oil for use in our refinery that at no time may exceed the aggregate borrowing capacity available under the SunTrust ABL revolver. As of September 30, 2005, we had no outstanding borrowings under the agreement but had letters of credit outstanding totaling approximately $178.0 million. Amounts available under the SunTrust ABL revolver as of September 30, 2005 totaled $72.0 million.
      The SunTrust ABL revolver contains a negative covenant that prohibits us from creating, incurring or assuming any liens, mortgages, pledges, security interests or other similar arrangements against the property, plant and equipment of the refinery, subject to customary exceptions for certain permitted liens.
      Under the SunTrust ABL revolver, we are also subject to certain other financial and non-financial covenants. We believe we were in compliance with all covenant requirements at September 30, 2005.
      Israel Discount Bank Note. On April 26, 2005, we signed a $30.0 million promissory note payable to Israel Discount Bank of New York. The proceeds of this note were used to partially fund a portion of the Tyler refinery acquisition. This note matures on April 30, 2007, and bears interest, payable quarterly, at a spread of 1.375% per year over the 90-day London Inter Bank Offering Rate, or LIBOR, with the first interest payment due on April 30, 2006. As of September 30, 2005, the weighted average borrowing rate on this note was 5.04%. This note is guaranteed by Delek Group Ltd. See “Certain Relationships and Related Transactions — Guarantees by Affiliates.”
      Bank Leumi Note. On April 27, 2005, we signed a $20.0 million promissory note payable to Bank Leumi USA. The proceeds of this note were used to partially fund a portion of the Tyler refinery acquisition. This note matures on April 27, 2007, and bears interest at a spread of 1.375% per year over the LIBOR Rate (Reserve Adjusted) for a three month term, with the first interest payment due in April 2006. As of September 30, 2005, the weighted average borrowing rate on this note was 5.06%. This note is guaranteed by Delek Group Ltd. See “Certain Relationships and Related Transactions — Guarantees by Affiliates.”
      Letters of Credit. As of September 30, 2005, in addition to letters of credit totaling $185.9 million outstanding under the SunTrust ABL revolver and senior secured credit facility revolver mentioned above, we had letters of credit for fuel purchases totaling $9.5 million issued in our favor by Delek – The Israel Fuel Corporation Ltd. See “Certain Relationships and Related Transactions — Guarantees by Affiliates.”

Capital Spending
      Our capital expenditures for the nine months ended September 30, 2005 were approximately $8.4 million, of which approximately $5.2 million was spent in our retail segment, and approximately $3.2 million was spent in our refining segment. Our capital expenditure budgets for 2006 and 2007 are approximately $77.4 million and $58.2 million, respectively. The following table summarizes our expected capital expenditures for 2006 and 2007 by operating segment and major category.

	2006	2007

	(Dollars in thousands)
Retail:
Sustaining maintenance	$5,000	$5,175
Growth/profit improvement	4,500	4,658
Retrofit/rebrand/remodel	2,750	5,025
Raze and rebuild	7,313	7,700
New construction	12,000	16,500

Total retail	31,563	39,058

Refining:
Sustaining maintenance	12,716	6,470
Environmental (see explanation below)	28,445	10,235
Turnarounds	—	—
Discretionary projects	4,641	2,400

Total refinery	45,802	19,105

Total capital spending	$77,365	$58,163

      Environmental Capital Expenditures. We expect to spend approximately $26.7 million between 2006 and the end of 2007 to comply with the federal Clean Air Act regulations requiring a reduction in sulfur content in gasoline and diesel fuel. In addition, we expect to spend approximately $14.3 million for other environmental projects through 2010, including approximately $6.7 million for purchasing and installing a sulfur recovery unit and approximately $3.0 million for a new electrical substation to comply with a proposed consent decree with the U.S. Department of Justice and the EPA. The estimated environmental capital expenditures described above are summarized in the table below.

	2006	2007	2008	2009	2010	Total

	(Dollars in thousands)
Low-sulfur gasoline	$2,500	$9,485	$—	$—	$—	$11,985
Low-sulfur diesel	14,668	—	—	—	—	14,668
Electrical substation	2,964	—	—	—	—	2,964
Sulfur recovery unit	6,650	—	—	—	—	6,650
Other environmental	1,663	750	750	750	750	4,663

Totals	$28,445	$10,235	$750	$750	$750	$40,930

      Turnarounds. Our refinery’s prior owner completed a turnaround in February 2005. We completed a supplementary turnaround in December 2005 that involved the fluid catalytic cracking unit, sulfuric acid alkylation unit, sulfur recovery unit and treating units at a cost of approximately $10.0 million. No further major turnarounds are planned until 2009, with the costs of these future turnarounds estimated to be approximately $20.0 million.

Contractual Obligations and Commitments
      Information regarding our known contractual obligations of the types described below as of September 30, 2005, is set forth in the following table. We did not have any capital lease obligations as of September 30, 2005.

	<1 Year	1-3 Years		3-5 Years		>5 Years	Total

	(Dollars in thousands)
Long-term debt obligations	$1,696	$78,344	(1)	$46,300	(2)	$156,338	$282,678
Interest(3)	14,227	24,237		21,782		6,142	66,388
Operating lease obligations(4)	9,274	26,046		25,534		89,932	150,786

Total	$25,197	$128,627		$93,616		$252,412	$499,852

(1)	Does not reflect $20.0 million in principal prepayments made to Bank Leumi USA and Israel Discount Bank on November 23, 2005.

(2)	Does not reflect $17.5 million in principal prepayments made to Delek Group Ltd. on November 23, 2005 and $30.0 million in borrowings used to fund our acquisition of retail fuel and convenience stores and other assets from BP in December 2005.

(3)	Includes expected payments on credit facilities in place at September 30, 2005. Variable interest is set at September 30, 2005 rates.

(4)	Amounts reflect future estimated lease payments, including renewal options for leases we have determined are reasonably assured, under operating leases having remaining noncancelable terms in excess of one year as of September 30, 2005.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.
Quantitative and Qualitative Disclosure About Market Risk
      Changes in commodity prices (mainly crude oil and gasoline) and interest rates are our main sources of market risk. We manage these risks based on the assessment of our management.
      Commodity Price Risk. Sudden change in petroleum prices is our main source of market risk. Our business model is affected more by the volatility of petroleum prices than by the cost of the petroleum that we sell. We manage these risks based on the assessment of our management and we use hedging strategies from time to time.
      In order to manage the uncertainty relating to inventory price volatility, we have consistently applied a policy of maintaining inventories at or below a targeted operating level. In the past, circumstances have occurred, such as timing of crude oil cargo deliveries, turnaround schedules or shifts in market demand that have resulted in variances between our actual inventory level and our desired target level. We may utilize the commodity futures market to manage these anticipated inventory variances.
      In accordance with SFAS No. 133, all commodity futures contracts are recorded at fair value, and any change in fair value between periods has historically been recorded in the profit and loss section of our consolidated financial statements.
      We are exposed to market risks related to the volatility of crude oil and refined petroleum product prices, as well as volatility in the price of natural gas used in our refinery operations. Our financial results can be affected significantly by fluctuations in these prices, which depend on many factors, including demand for crude oil, gasoline and other refined petroleum products, changes in the economy, worldwide production levels, worldwide inventory levels and governmental regulatory initiatives. Our risk management strategy identifies circumstances in which we may utilize the commodity futures market to manage risk associated with these price fluctuations. At September 30, 2005, we had open contracts covering a portion of our

September and October 2005 production of unleaded gasoline (approximately 0.7 million barrels). We recorded unrealized losses of $10.9 million during the nine month period ended September 30, 2005, in conjunction with these contracts. These contracts, which have expired, were entered into with an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering.
      We maintain at our refinery and in third-party facilities inventories of crude oil, feedstocks and refined petroleum products, the values of which are subject to wide fluctuations in market prices driven by world economic conditions, regional and global inventory levels and seasonal conditions. As of September 30, 2005, we held approximately 1.0 million barrels of crude and product inventories valued under the LIFO valuation method with an average cost of $54.40 per barrel. Market value exceeded carrying value of LIFO costs by $27.3 million. We refer to this excess as our LIFO reserve.
      Interest Rate Risk. We have market exposure to changes in interest rates relating to our outstanding variable rate borrowings, which totaled $222.6 million as of September 30, 2005. We help manage this risk through a combination of interest rate swap and cap agreements that modify the interest characteristics of our outstanding long-term debt. In accordance with SFAS No. 133, all interest rate hedging instruments are recorded at fair value and any changes in the fair value between periods are recognized in earnings. The fair value of our interest rate hedging instruments increased by $1.0 million for the nine months ended September 30, 2005.
      The fair values of our interest rate swaps and cap agreements are obtained from dealer quotes. These values represent the estimated amount that we would receive or pay to terminate the agreement taking into account the difference between the contract rate of interest and rates currently quoted for agreements, of similar terms and maturities. We expect the interest rate derivatives will reduce our exposure to short-term interest rate movements. The annualized impact of a hypothetical 1% change in interest rates on floating rate debt outstanding as of September 30, 2005 would be to change interest expense by $2.2 million. Increases in rates would be partially mitigated by interest rate derivatives mentioned above. As of September 30, 2005, we had $3.2 million of swap agreements in place, which expired in January 2006. The weighted average pay rate under these swaps was 5.15%. We also have interest rate cap agreements in place representing $135.0 million in notional value at September 30, 2005 with various settlement dates, the latest of which expires in July 2010. These interest rate caps range from 3.50% to 4.00% and include a knock-out feature at rates ranging from 6.50% to 7.15%. The fair value of our interest rate derivatives was $2.9 million as of September 30, 2005.

OUR INDUSTRY
Refining Industry Overview
      Oil refining is the process of separating hydrocarbon compounds present in crude oil and converting them into refined petroleum products, such as gasoline and diesel fuel. Refining is primarily a margin-based business where both the feedstocks and refined petroleum products are commodities. Refiners create value by selling refined petroleum products at prices higher than the costs of acquiring crude oil and converting it into refined petroleum products.
      The U.S. oil refining industry has undergone significant consolidation in the past ten years. The corporate mergers/acquisitions of integrated majors such as BP Arco and Amoco, Exxon and Mobil, Phillips with both Tosco and Conoco and Chevron and Texaco are examples of the consolidation that has occurred. Additionally, the emergence of independent refiners as consolidators such as Valero, which owned only one refinery in 1994 and now owns 17 U.S. refineries, has contributed to the trend. In 1994, the ten largest refiners, by capacity, owned approximately half of the total refining capacity in the United States. By 2004, the top ten U.S. refiners, by capacity, owned approximately 71% of total refining capacity.
      The differential in price between a representative barrel of benchmark refined petroleum products, such as gasoline or heating oil, and a barrel of benchmark crude oil is known as a crack spread. The US Gulf Coast 5-3-2 crack spread represents the differential between Platt’s quotations for 3/5 of a barrel of US Gulf Coast Pipeline 87 Octane Conventional Gasoline and 2/5 of a barrel of US Gulf Coast Pipeline No. 2 Heating Oil (high sulfur diesel), on the one hand, and the first month futures price of 5/5 of a barrel of light sweet crude oil on the New York Mercantile Exchange, on the other hand.
      The following chart shows the one-year average together with the rolling five-year average of the US Gulf Coast 5-3-2 crack spreads since 1996:

Strong Demand for Refined Petroleum Products
      According to the Department of Energy’s Energy Information Administration, or EIA, total U.S. demand for refined petroleum products increased 2.4% from 2003 to 2004, due primarily to an improving economy and a continued increase in the number of higher gasoline consumption vehicles driven by U.S. consumers. At the same time, gasoline supplies have tightened due to more stringent fuel specifications. These factors have caused refining margins in 2004 and 2005 to substantially exceed those experienced in 2003.
      Growth in refining capacity is expected to average 1.3% per year over the next two decades according to the EIA. The EIA projects demand for refined petroleum products to continue to grow at an average of 1.5% per year over this period and to outpace capacity growth. Approximately 92% of the projected demand growth is expected to come from the increased consumption of light petroleum products, including gasoline, diesel, jet fuel and liquified petroleum gas, which are more difficult and costly to produce than heavy petroleum products.

Limited U.S. Refining Capacity
      According to the EIA, the number of operable U.S. refineries has decreased from 319 in 1980 to 148 in 2005. Also according to the EIA, while domestic refining capacity has decreased approximately 6%, from 6.6 billion barrels per year in 1980 to 6.2 billion barrels per year in 2005, domestic demand for refined fuels has increased 27.1%, from 5.9 billion barrels to 7.5 billion barrels, over the same period.
      Petroleum refining is subject to extensive environmental regulation in the United States. No new refinery has been constructed in the United States since 1976. We believe that high capital costs and environmental regulatory requirements have limited the growth of refining capacity, the construction of new refineries and the expansion of existing refineries in the United States over the past 30 years. Domestic refineries are subject to several major federal environmental programs, including those administered under the Resource Conservation and Recovery Act, the Clean Air Act and the Clean Water Act. Additionally, new fuel specification requirements (such as the Tier II (low sulfur) gasoline, on-road ultra-low sulfur diesel, non-road locomotive and marine ultra-low sulfur diesel, methyl tertiary butyl ether, or MTBE, phase-out and ethanol mandates) and New Source Review revisions will require refining companies to continue to make substantial capital investments in domestic refineries over the next five years and beyond.

High Utilization Rates
      Between 1982 and 2004, refinery utilization increased from 69% to over 92%. The EIA projects that utilization will remain high relative to historic levels, ranging from 92% to 95% of design capacity. The trend toward greater capacity utilization has been driven by several factors, including those discussed above.

      The following chart displays the number of operable refineries in the United States, historically compared to the average utilization rate in the industry.

Significant Dependence on Imports
      Due to the lack of sufficient domestic refining capacity, the United States is a net importer of refined petroleum products. Imports accounted for almost 14% of total U.S. consumption of refined petroleum products in 2004. Import volumes generally increase when prices for refined petroleum products are materially higher in the United States than in international markets. In the future, imported refined petroleum products will be required to meet new, more stringent fuel specifications applicable to the U.S. market. Many foreign refiners do not currently possess the capabilities to blend and process fuels that meet these specifications, which could put further pressure on the domestic supply and demand environment.

Varying Product Specifications Complicate Distribution
      Regulatory requirements for fuel specifications vary by city, county, state and region. Due to these varying specification requirements, disruptions in one region cannot necessarily be alleviated by importing product from another region. For example, a Houston, Texas refiner may have large batches of gasoline prepared for shipment on the Colonial Pipeline to the East Coast. If the Colonial Pipeline were to become non-operational due to a hurricane in Louisiana or some other event, the refinery may become backlogged because the specifications of the gasoline in storage do not meet the local specifications or those of other pipelines for shipment to other areas of the United States.
      The EPA will require production of ultra-low sulfur diesel fuel beginning in June 2006. The introduction of ultra-low sulfur diesel will further complicate fuel distribution, because extra care must be taken in shipping ultra-low sulfur diesel to avoid contamination. The introduction of new ultra-low sulfur diesel is expected to result in short-term supply disruptions.

Vulnerability of Energy Infrastructure
      The major refining center in the United States is located in the Gulf Coast region in an area classified by the federal government as the Petroleum Administration for Defense District, or PADD, III (Alabama, Arkansas, Louisiana, Mississippi, New Mexico and Texas). The total refining capacity in PADD III as of January 1, 2006 is 8.3 million barrels per day, representing 49% of total U.S. refining capacity. Normally, over 50% of the products refined in PADD III are exported to other areas of the country through an extensive network of pipelines, ships and barges. The primary recipients of these shipments are in the East Coast PADD I (Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia, and West Virginia) and the Midwest PADD II (Illinois, Indiana, Iowa, Kansas, Kentucky, Michigan, Minnesota, Missouri, Nebraska, North Dakota, Ohio, Oklahoma, South Dakota, Tennessee, Wisconsin). The geographic concentration of refineries in PADD III makes the refining and marketing infrastructure, and consequently the supply of refined petroleum products to major consuming regions, more vulnerable to natural disasters and concentrated terror attacks on the U.S. Gulf Coast.
      For example, when Hurricanes Rita and Katrina hit Texas and Louisiana in September 2005, product exports from PADD III dropped by almost one million bpd, or approximately 21%, due to refinery shutdowns, pipeline shutdowns, power outages, shipping disruptions, operating personnel dislocations and other factors.
Convenience Store Industry Overview

What is a convenience store
      The National Association of Convenience Stores, or NACS, defines a convenience store as a retail business with a primary emphasis placed on providing the public with a convenient location to quickly purchase from a wide array of consumable products (predominantly food or food and gasoline) and services. Convenience stores have the following characteristics:

•	Building size may vary significantly — typically between 1,000 and 5,000 square feet;

•	Off-street parking and/or convenient pedestrian access;

•	Extended hours of operation with many open 24 hours a day, seven days a week;

•	Stock of at least 500 SKUs (stock-keeping units);

•	Product mix includes grocery-type items and items from the following groups: beverages, snacks (including confectionery) and tobacco; and

•	Approximately 81% sell gasoline.

Industry Overview
      According to NACS, the convenience store industry generated $394.7 billion in revenues and $4.9 billion in income before income taxes in 2004 compared to $337 billion in revenues and $4.0 billion in income before income taxes in 2003. Total industry sales have grown at a 5-year compounded annual growth rate, or CAGR, of 11.0%. In 2004, there were approximately 138,000 convenience stores in the United States, resulting in average revenues per site of $3.3 million and average gross margin per site of $448,507. The market is highly fragmented, with the top 100 companies, ranked by sales, accounting for only 32% of total industry sales.
      The industry is comprised of two major categories of sales: in-store sales and fuel sales. In-store sales consist of cigarettes, beverages, food service, snacks and general merchandise. Fuel sales consist primarily of gasoline, but also include small percentages of diesel, propane and other refined petroleum products.

Highly Fragmented Industry
      The convenience store industry continues to be dominated by small, “independent” operators. According to the NACS, approximately 66% of all convenience stores in the United States are operated by companies that operate less than ten stores. A substantial majority are single store operators. On the other hand, stores operated by companies with 500 or more stores accounted for only about 12% of all convenience stores.

In-Store Sales
      In 2004, the convenience store industry derived approximately one-third of total sales from in-store merchandise, with the remainder coming from fuel sales. However, in-store merchandise typically accounts for a much higher portion of the total gross margin dollars – approximately 68%. Industry historical percentage of in-store sales and gross margins for the top ten in-store merchandise categories (excluding lottery) are listed below:
      Cigarettes are the leading product category for convenience store in-store sales, accounting for approximately 35% of in-store sales in 2004. Convenience stores dominate the market for cigarette sales, growing to approximately 62% of the market in 2004, compared to approximately 54% in 1999.
      The eight southeastern states in which we operate have some of the highest smoking rates and lowest tax rates for cigarette sales in the United States. As reflected in the table below, five of these states (listed in bold) — Kentucky, Tennessee, Arkansas, Alabama and Mississippi — are within the top ten states in terms of percentage of population that smokes. Five of the states — Kentucky, Louisiana, Mississippi, Tennessee and Virginia — also have state laws protecting the rights of smokers. In addition, as reflected in the table below, five of the states — Kentucky, Louisiana, Mississippi, Tennessee and Virginia — are among the ten states with the lowest cigarette taxes.

      Non-alcoholic packaged beverages consist of carbonated soft drinks, ready-to-drink iced teas, sports drinks, juice and juice drinks, bottled water and alternative beverages. Growth in the packaged beverages category was driven by alternative beverages, sports drinks, ready-to-drink iced teas and bottled water. While the percentage of in-store sales attributable to food service declined between 2003 and 2004, the gross margin contribution of food service was higher due to the increased percentage of food prepared on site (from 42.3% to 46.6%) as well as an increase in sales and margin in cold dispensed beverages.

Fuel Sales
      NACS estimates that convenience stores sell three-quarters of all the gasoline purchased in the United States. Fuel sales as a percentage of total industry sales have grown from approximately 61.4% in 2000 to 66.5% in 2004. The industry’s motor fuels sales jumped 18.9% to reach $262.6 billion for a total of 143.5 billion gallons in 2004. However, gasoline revenue is a function of the retail price of gasoline, which can vary widely without impacting the profitability of the convenience store industry.
      According to the EIA, the United States consumed approximately 9.1 million bpd (139.0 billion gallons per year) of gasoline in 2004. National gasoline demand growth has been fairly steady over the past ten years and has grown at a CAGR of 1.7%. Over the past ten years, gasoline demand in the Southeast has outpaced the national average, with demand having grown at a CAGR of 2.2%.
      Gross margins for a retail fuel outlet are typically expressed in a “rack-to-retail” margin, which is the differential between the prices quoted at refinery fueling stations, or racks, and the price sold to the end consumer, net of gasoline sales taxes. The rack-to-retail margin averaged $0.147 per gallon in 2005. The following table displays industry fuel margins in the southeast region of the United States since 1996.

      Fuel margins in the states in which we operate have averaged $0.119 per gallon over the last ten years and fell in a normalized range of approximately $0.100 to $0.137 per gallon. Due to world crude supply and demand fundamentals, domestic fuel inventories and domestic refining capacity, 1999 was one of the worst years in recent history for retail margins, with average fuel margins in our core market 16.0% below the ten-year average. The market recovered in 2000, with margins increasing 14.1% over 1999. Between 2000 and 2005, fuel margins in our market have steadily improved, increasing 34.2%, with margins averaging $0.153 per gallon in 2005.

Technology
      We believe that technology and scale are becoming increasingly important competitive differentiators for convenience store operators. In a recent study conducted by NACS, 24% of the respondents indicated that IT spending as a percentage of total capital spending was over 20% for their respective companies. Given the highly fragmented nature of the industry, operators with the capacity to invest in substantial technological improvements are expected to gain an advantage over their competitors. These developing technology platforms are most likely to benefit larger operators since they are generally better capitalized to make investments in technology.
      Potential advantages from greater technology investment are improved merchandising and promotional activity, increased operating efficiency, more efficient inventory management, and better, closer supplier relationships. New technology will help to improve the speed and options of payment and reduce customer wait times, which should enhance customer relations.

Recent Trends

Food Service
      Increased work and travel demands have led American consumers to eat out more often and to seek food service offerings that conveniently provide fresher, higher quality foods. In 2004, food service represented approximately 12% of in-store sales and generated margins of 37% to 56%. Food service has been an expanding category in the industry, with major convenience store chains using the concept to build upon and improve the profitability of the traditional convenience store layout.
      To meet consumer demand and to diversify their product offerings away from the volatility and margin pressure of gasoline sales and heavy reliance on tobacco products, many convenience stores are now introducing Quick Service Restaurants, or QSRs, into their product offerings at many of their locations. The restaurants are either incorporated within the convenience store plan as a kiosk or co-located with a more traditional full-size restaurant format.
      The introduction of QSRs offers two advantages: QSRs draw incremental customer traffic to the location with their increased service offering, and they increase average sales with higher gross margin products, resulting in higher productivity and returns per site. Within the convenience store industry, the introduction of QSRs remains in its early-stage, and we believe that QSRs are likely to continue to grow in importance in driving growth and change in the convenience store industry.

Increasing Competition
      In-store sales across the industry are under pressure from the growth of mass-merchants, warehouse clubs, grocers and drug-store retailers as they move into convenience consumables, add more locations and offer extended hours. In addition, mass-merchants and warehouse clubs, such as Wal-Mart and Costco, now offer fueling stations at their existing locations.
      Energy Analysts International, Inc., or EAI, estimates that the number of supermarkets offering fuel increased at an annualized rate of 65% over three years, with the group now capturing nearly 7.7% of the total market volume, up from 6.6% in 2003. EAI estimates that supermarkets, discount stores and mass merchandise/club store retailers operated 3,580 motor fuel outlets in 2004. This store distribution poses a challenge to traditional convenience store outlets because supermarkets are often in locations of greater direct competition. Also, these operators may price gasoline aggressively in order to attract customer traffic in the hope of stimulating purchases in their more profitable and primary retail categories.
      NACS indicates that gross margins are much lower in regions with significant presence of these new operators. Despite the rather strong appreciation in the price of gasoline, the average gross margin received by the convenience store retailers has remained relatively stable. According to NACS, the average fuel margin ranged from $0.127 to $0.137 per gallon between 2000 and 2004.

New Store Builds
      According to NACS, retailers spent $203,000 per remodeled store and $2.9 million (including land acquisition costs) for each new store built in 2004. We believe that, in the long-term, ongoing investments in building new stores and improving existing stores will lead to greater customer traffic and increased sales.

BUSINESS
Company Overview
      We are a diversified energy business focused on petroleum refining and supply and on retail marketing. Our business consists of two main operating segments: refining and retail. Our refining segment operates a high conversion, moderate complexity independent refinery in Tyler, Texas. Our retail segment markets gasoline, diesel and other refined petroleum products and convenience merchandise through a network of 349 company-operated retail fuel and convenience stores. We also have a wholesale fuel distribution operation. We have grown rapidly since our initial acquisition of 198 retail sites in May 2001. We believe that our performance-driven, results-oriented corporate culture is a key element of our success in executing our strategy and achieving competitive advantages. We focus on creating value in our existing and acquired assets through disciplined financial management and operating expense and loss prevention controls, extensive utilization of information technology and implementation of innovative marketing strategies, and by fostering a culture of dedication and teamwork among our employees. We continually seek to improve our operations, expand our customer base and identify desirable acquisition targets.
      Refining segment. Our refining segment operates a high conversion, moderate complexity independent refinery with a design crude distillation capacity of 60,000 bpd, along with an associated crude oil pipeline and light products loading facilities. The Tyler refinery includes a fluidized catalytic cracking unit and a delayed coker, enabling us to produce over 93% light products and less than 2% heavy oil products. The refinery is located in the city of Tyler in East Texas, and is the only supplier of a full range of petroleum products within a radius of approximately 115 miles of its location. Crude oil, most of which is produced locally, is delivered to the Tyler refinery primarily by pipeline, either through 65 miles of Delek-owned pipeline or a third-party pipeline that we lease. The Tyler refinery has the ability to produce and sell a full range of gasoline, diesel, jet fuels and petrochemical feedstocks. For the period April 29, 2005 through September 30, 2005, gasoline accounted for approximately 52% and diesel and jet fuels accounted for approximately 41% of the Tyler refinery’s production. The Tyler refinery’s refined petroleum products are marketed through our truck loading facilities and third-party pipelines directly to major oil companies such as ExxonMobil and Chevron, independent refiners and marketers such as Valero, and jobbers, distributors, utility and transportation companies and independent retail fuel operators.
      Retail segment. Our retail segment markets gasoline, diesel, other refined petroleum products and convenience merchandise through a network of 349 company-operated retail fuel and convenience stores located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia. Our stores operate primarily under the MAPCO Express®, East Coast® and Discount Food Marttm brands. Approximately 93% of our stores are concentrated in Tennessee, Alabama and Virginia. Our stores market gasoline and diesel under our fuel brands as well as the BP®, Exxon®, Shell® and Chevron® brands. We also market a broad selection of beverages and merchandise designed to appeal to the convenience needs of our customers. In addition, we have begun to sell proprietary food offerings under our Grille Marxtm brand. We also have a wholesale fuel distribution operation that supplies more than 50 dealer-operated retail locations.
      For the nine months ended September 30, 2005 and the year ended December 31, 2004, we generated net sales of $1.4 billion and $857.9 million, respectively, net income of $39.5 million and $7.3 million, respectively, and Adjusted EBITDA of $98.5 million and $31.9 million, respectively. Our results for the nine months ended September 30, 2005 reflect the operations of the Tyler refinery since we acquired it on April 29, 2005. See “Selected Historical Consolidated Financial Information” for our calculation of Adjusted EBITDA, as well as a reconciliation of Adjusted EBITDA amounts to net income, the most directly comparable GAAP measure.
      Financial information for our refining and retail segments is presented in the “Selected Historical Consolidated Financial Information” and “Unaudited Pro Forma Condensed Consolidated Financial Data” and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Corporate History and Development of the Business
      We are a Delaware corporation formed in April 2001. We are an indirect wholly-owned subsidiary of Delek Group Ltd., a conglomerate that is domiciled and publicly traded in Israel, which has significant interests in fuel supply businesses, and which is controlled by Mr. Yitzchak Sharon Teshuva, an Israeli citizen. Delek Group Ltd.’s revenues and net income for the nine months ended September 30, 2005, as reported in its financial statements as of September 30, 2005 submitted to the Tel-Aviv Stock Exchange and the Israel Securities Authority on November 28, 2005, were New Israeli Shekels (NIS) 15.1 billion and NIS 500 million, respectively (or approximately $3.3 billion and $109 million, respectively, based upon an exchange rate of approximately 4.598 NIS per $1.00 on September 30, 2005).
      We were formed by Delek Group Ltd. in connection with our acquisition in May 2001 of 198 retail fuel and convenience stores from a subsidiary of The Williams Companies. Since then, we have completed several other acquisitions of retail fuel and convenience stores. In 2005, we expanded our scope of operations to include complementary petroleum refining and wholesale and distribution businesses by acquiring the Tyler refinery.
      Our principal acquisitions to date are summarized below:

Approximate Purchase
Date	Acquired Company/Assets	Acquired From	Price

May 2001	MAPCO Express, Inc., with 198 retail fuel and convenience stores	Williams Express, Inc.	$162.5 million
June 2001	36 retail fuel and convenience stores in Virginia	East Coast Oil Corporation	$40.1 million
February 2003	Seven retail fuel and convenience stores	Pilot Travel Centers	$11.9 million
April 2004	Williamson Oil Co., Inc., with 89 retail fuel and convenience stores in Alabama, a wholesale fuel and merchandise distribution operation	Williamson Oil Co., Inc.	$19.8 million, plus assumed debt of $28.6 million
April 2005	Refinery, pipeline and other refining, product terminal and crude oil pipeline assets located in and around Tyler, Texas, including physical inventories of crude oil, intermediates and light products	La Gloria Oil and Gas Company	$68.1 million, including $25.9 million of prepaid crude inventory and $38.4 million of assumed crude vendor liabilities
December 2005	21 retail fuel and convenience stores, a network of four dealer-operated stores, four undeveloped lots and inventory in the Nashville, Tennessee area	BP Products North America, Inc.	$35.0 million
      We will continue to review acquisition and organic growth opportunities in the refining, retail fuel and convenience store markets as well as opportunities to acquire other petroleum sale and distribution logistical assets such as pipelines, terminals and fuel storage facilities.
Market Opportunities
      We believe the following factors create a positive outlook for our business:
      Major oil and gas companies and retailers continue to divest refining and retail assets. Over the past few years, several major oil and gas companies and retailers have divested portfolios of refining and retail assets. For example, in 2005, BP sold stores in the Memphis, Tennessee and Nashville, Tennessee markets and recently announced its intention to sell stores in Arizona and Northern California. Shell recently announced plans to sell sites in Atlanta, Georgia, Baton Rouge, Louisiana, Memphis, Tennessee, Tampa, Florida and several other locations across the United States. Similarly, Shell Oil sold its Bakersfield, California refinery to Flying J in 2005. We believe that major oil and gas companies and retailers will continue to divest refining and retail assets to free their capital and managements’ attention for larger scale investment opportunities, thus providing us with attractive acquisition and growth opportunities.
      Substantial opportunities for consolidation in the U.S. convenience store industry. The U.S. convenience store industry is highly fragmented. According to the NACS, the top 100 companies, ranked by sales, account for only 32% of total industry sales. In addition, approximately 66% of all convenience stores in the United States are operated by companies with less than ten stores. A substantial majority of these convenience stores are single store operators. We believe that these smaller operators typically do not have the combination of operational and financial resources necessary to implement the marketing strategies and information technology systems that companies of our size do, and that they do not enjoy our economies of scale when negotiating contracts, such as contracts for merchandise or fuel supply. We believe that these smaller operators are at a competitive disadvantage to us and that we will continue to be presented with additional acquisition opportunities.
      Favorable supply/demand dynamics in the U.S. refining sector. We believe that high capital costs and environmental regulatory requirements have limited the growth of refining capacity, construction of new refineries and the expansion of existing refineries in the United States over the past 30 years. According to the EIA, the number of operable U.S. refineries has decreased from 319 in 1980 to 148 in 2005. The last major new oil refinery in the United States was built in 1976. We believe that limited refining capacity in the United States, along with increasing utilization rates and steadily increasing demand for refined petroleum products, has produced a sustainable shift in market dynamics that will benefit our refining segment.
      Expansion opportunities beyond our current geographic footprint. Our retail business is currently concentrated in the southeastern United States, especially in Tennessee, Alabama and Virginia. We believe that states adjacent to those in which we currently operate, or in which we currently have a relatively small number of stores, such as Florida, North Carolina, South Carolina, Arkansas, Georgia, Mississippi, Kentucky, Louisiana and Texas, provide opportunities for us to expand.
Competitive Advantages
      We believe we enjoy the following competitive advantages:
      Proven ability to integrate acquisitions. As a result of our performance-driven, results-oriented corporate culture, dedicated work force and commitment to excellence through operations and training, we have been successful in rapidly integrating our refinery acquisition, four large retail fuel and convenience store acquisitions and several smaller acquisitions since our formation in 2001. Since our acquisition of the Tyler refinery, we have implemented managerial and operational enhancements that have resulted in increased refinery utilization, an increase in our truck rack margins and expansion of our customer base. We have also improved the productivity and profitability of the convenience stores we acquired by implementing merchandising and fuel sales initiatives, instituting operating expense and loss prevention controls, reducing overhead and centralizing functions such as accounting, purchasing and information technology.
      Niche market refinery. Our Tyler refinery is located in a niche market and primarily produces high value transportation fuels. Our Tyler refinery is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location. Our owned and leased pipelines are connected to five crude oil pipeline systems that provide us with access to East Texas, West Texas and other domestic and foreign crude oils. The refinery owns the larger of two truck rack facilities for the loading of transportation fuels in the vicinity of Tyler, Texas and supplies the other one. We believe this provides us with a cost advantage over other companies that would need to import transportation fuel via truck from outside the region. We believe that demand in the local and regional markets is sufficient to absorb the additional supply of refined petroleum products that will result from our increased refinery utilization. For the period April 29, 2005 through September 30, 2005, gasoline accounted for approximately 52% and diesel and jet fuels accounted for approximately 41% of the Tyler refinery’s production. In addition, the Tyler refinery utilizes only approximately 100 out of the 663 acres of land we own in Tyler, providing us with opportunities for expansion and growth on the remaining land.

      Management focus and merchandising and operations expertise. We believe that our management approach encourages employee participation in decision-making. This approach allows us to identify market trends and opportunities and to rapidly implement store specific strategies and programs to exploit those trends and opportunities to improve results of operations at our stores. Human and technological intelligence is key to our retail business strategy, which is based on the concept of the “neighborhood” store — pricing and stocking each store individually to meet the customs and tastes of the community, while at the same time using our market presence to take advantage of the purchasing economies of scale and the marketing and operating sophistication and financial resources of a large convenience store operator. We believe our merchandising strategy positions our new and existing sites as the preferred destinations for purchases of immediate consumption convenience goods. Our management approach also incorporates a strong focus on controlling operating expenses and loss prevention, which has been an important element in the successful development of our retail segment.
      Strong market presence in our existing retail markets. We have a leading market position in our core markets in the southeastern United States, where we have a concentrated portfolio of quality retail stores. “MAPCO” is a well-recognized name throughout the southeastern United States, and our “East Coast” and “Discount Food Mart” brands are well known in Virginia and Alabama, the respective markets in which we operate. Our market penetration in those markets drives brand recognition among customers. We believe that we rank first among convenience store operators in terms of the number of stores in each of the Nashville, Memphis and Northern Alabama regions. We believe that we rank third among convenience store operators in the number of stores in the Richmond, Virginia region. This concentration of stores enables us to realize economies of scale and cost-efficiencies and provides us with a platform for continued growth through acquisitions in these core regions.
      Scalable information technology systems. We believe that our information technology systems allow us to maximize sales and margins and reduce inefficiencies in our cost structure by delivering timely and focused feedback on margins and sales volume. These systems enable our merchandising managers to react quickly to maximize our profit opportunities. Most of our stores provide real-time information via high speed data networks to our supply chain management, inventory management and security systems. Our refinery systems enable real-time monitoring of customer-specific sales volumes and margin impacts. These systems are integrated into many aspects of our operations. We believe these systems are scalable and will support future growth plans. For example, we have invested significant time and effort in developing a proprietary point of sale, or POS system, for our retail stores that integrates all operations of our stores with the reporting processes of our accounting department. Our POS system is dynamic and can easily and quickly support additional stores.
      Experienced Management. We believe that our strong management is a key element of our competitive advantages and our ability to continue to successfully execute our strategies. The management teams of both our refining and retail segments have extensive industry experience. For example, the most senior manager of our refining segment and each of his four direct reports have, on average, approximately 26 years industry experience, and the eight most senior operations and marketing managers of our retail segment have an average of approximately 28 years industry experience. Our management’s experience also includes a strong cross-section of disciplines, including marketing, operations, finance and information technology.
Strategy
      In order to strengthen our market position, enhance growth and maximize our profitability and cash flow, we intend to:
      Pursue opportunistic acquisitions that strengthen our core markets and leverage our core competencies. We have a track record of rapidly expanding our business through asset acquisitions. As we seek to grow, we will opportunistically target assets or businesses where we can apply our core competencies of integrating assets and apply our merchandising expertise, operating expense and loss prevention controls and information technology platform to substantially enhance their operating and financial performance. Our retail business is currently concentrated in the southeastern United States, especially in Tennessee, Alabama and Virginia. We intend to expand into states adjacent to those in which we currently operate or in which we currently have fewer stores, such as Florida, North Carolina, South Carolina, Arkansas, Georgia, Mississippi, Kentucky and Louisiana. We may also seek to expand our retail business into the Tyler, Texas area, which would give us the benefit of physically integrating a portion of our retail segment with the Tyler refinery. Our goal is to continue to expand our retail business through acquisitions and new store development, and we intend to actively pursue additional refinery acquisitions. Target refineries may or may not be inside our current geographic operating areas. We also plan to selectively pursue additional acquisitions of logistic and other assets complementary to our refinery.
      Modernize and improve the profitability of our Tyler refinery. We have implemented, and intend to continue to implement, operational changes and capital investments to improve the efficiency, processing capacity and utilization of our Tyler refinery. Our management team has begun to and will continue to source new crude supplies, including foreign crude, to provide us with greater flexibility in optimizing the feedstock supply to the Tyler refinery. Recently, and at no capital cost, we have effectively increased the delivery capacity of our leased pipeline through the use of drag-reducing chemicals. We believe that our operational improvements and increased crude oil delivery capacity will allow us to increase the Tyler refinery’s average crude oil throughput from historic levels of approximately 50,000 bpd to almost 60,000 bpd by early 2006. We have purchased a 50 long ton per day sulfur recovery unit and a 75 long ton per day tail gas treating unit to supplement the refinery’s existing sulfur recovery capacity of 19.4 short tons per day. This unit will be installed in 2006. We are in the process of revamping an existing distillate desulfurization unit from its current capacity of 12,000 bpd to 22,000 bpd, allowing us to reduce the sulfur level in all of our diesel fuel to less than 15 parts per million. This project is scheduled for completion by mid-2006. We are also reviewing multiple efficiency enhancements and capital expansion projects to increase our profitability. These projects include upgrading and centralizing our refinery control systems, installing energy conservation systems, expanding the capacity of our refinery, upgrading our processing units to allow us to process lower quality crude oil and expanding our distribution system beyond our current market. We have engaged refinery engineering consultants to conduct a feasibility study that evaluates several of these projects, which we expect to be delivered in early 2006.
      Consistent with our performance-driven, results-oriented corporate culture, we believe in instilling responsibility and accountability to all levels of staffing. We believe this strategy has resulted, and will continue to result, in a corporate culture that quickly identifies and evaluates challenges, finds innovative and permanent solutions, and implements them in a timely and cost-effective manner.
      Grow the customer base and improve the profitability of our Tyler-area niche market. We believe that there is additional demand in the Tyler, Texas area for products produced at our Tyler refinery. Since acquiring the refinery in April 2005, we have been successful in expanding our customer base and in increasing sales to existing customers. We plan to continue to target potential customers who currently have supply contracts with others but may be interested in purchasing from us. We believe that our efforts to improve the reputation of the truck rack with respect to timely loading and product availability will continue to draw former customers of the refinery back to our rack, and attract new customers. In addition to increasing sales, our management team intends to continue renegotiating marketing contracts on more favorable terms, in order to further benefit from the competitive advantage we have in our niche market location.
      Reinforce our brand recognition through targeted retail merchandising strategies. We intend to maintain our position as a strong retail competitor in the southeastern United States. To increase brand awareness in our markets, we are in the process of implementing a new branding and re-imaging campaign that will include the retrofitting of select existing stores and the building of new stores with the “MAPCO Mart” brand. We aim to maintain our existing customer base while attracting a more upscale clientele to our re-imaged stores by offering premium amenities and products, such as a proprietary made-to-order food program with touch-screen order machines, indoor and outdoor seating, expanded coffee and hot drink bars, an expanded cold and frozen drink area where customers can customize their drink flavors, a walk-in beer cave, fresh flowers, greeting cards, produce and gourmet breads. We will continue to emphasize our “neighborhood store” concept by focusing on customizing product mix and promotional strategies based on the demographics surrounding each location. We will also focus on offering “signature items” – unique items or programs that we feature on signage, in training and on displays – to differentiate ourselves from our competitors. In addition, a major component of our new branding campaign is to increase sales from fresh food service, the fastest – growing, highest-margin category in the convenience store segment.
      Continually renew the physical assets of our retail business. We intend to ensure that our retail stores are positioned to maximize customer traffic and provide our consumers with an enhanced purchasing experience. We are in the process of upgrading our retail stores through extensive remodeling, raze-and-rebuilding and acquisition. We are also developing a supplementary growth strategy that focuses on new site selection and construction to complement our acquisition strategy. As part of our strategy, we may divest underperforming or non-strategic stores by either converting them to dealer operated locations or closing them and then selling or leasing the real estate for other business use, as appropriate. We believe that these steps will lead to improved operating results.
      Develop innovative information technology applications in all of our businesses. We intend to continue our investment in technological infrastructure. We believe that by leveraging our innovative information technology platform, we will be able to better address the needs of our customers. In addition, by optimizing our information technology, we also expect to improve our operating efficiencies and improve our management of inventory. We are implementing a scanning and data warehouse management system to integrate with our POS systems at each of our retail stores. This system, which we expect to roll out to substantially all of our stores in 2006, will enable us to better manage our inventory, optimize our marketing strategy, manage our stores on a site level basis, and reduce cash and merchandise shortages. Taken together, we expect these factors to allow us to improve our gross profit dollars and operating results.
Refining Segment
      We operate a high conversion, moderate complexity independent refinery with a design crude distillation capacity of 60,000 bpd, along with an associated crude oil pipeline and light products loading facilities. The refinery is located in the city of Tyler in East Texas, and is the only supplier of a full range of refined petroleum products within a radius of approximately 115 miles of its location.
      The Tyler refinery is situated on approximately 100 out of a total of 663 acres of land owned by us. The Tyler refinery includes a fluidized catalytic cracking unit and a delayed coker, enabling us to produce over 93% light products and less than 2% heavy oil products. It has the ability to produce and sell a full range of gasoline, diesel, jet fuels, liquefied petroleum gas, or LPG, and natural gas liquids, or NGLs. For the period April 29, 2005 through September 30, 2005, gasoline accounted for approximately 52% and diesel and jet fuels accounted for approximately 41% of the Tyler refinery’s production.
      The inland location of the Tyler refinery provides a degree of protection from the effects of tropical weather. While Hurricane Rita caused significant property damage and resulted in a substantial period of down time for numerous refiners in Southern Texas, the Tyler refinery maintained stable operations throughout, and was the sole supplier of refined petroleum products in East Texas during late September 2005, as competing terminals in our region ran out of supply.
      Fuel Customers. We have the advantage of being able to deliver nearly all of our gasoline and much of our diesel fuel production into the local market. Our customers have strong credit profiles and include major oil companies, independent refiners and marketers, jobbers, distributors, utility and transportation companies, and independent retail fuel operators. Our refinery’s ten largest customers accounted for $356.7 million, or 60.5%, of net sales for the refinery for the period April 29, 2005 (the date we acquired the Tyler refinery) to September 30, 2005. Our customers include ExxonMobil, Valero Marketing and Supply, Truman Arnold and Chevron, among others. Although none of our customers account for 10% or more of our consolidated net sales, ExxonMobil and Valero Marketing and Supply accounted for approximately 15% and 10%, respectively, of net sales for the refinery for the period April 29, 2005 to September 30, 2005.

      The Tyler refinery does not generally supply fuel to our retail fuel and convenience stores, since it is not located in the same geographic region as our stores.
      Refinery Design and Production. The Tyler refinery has a crude oil processing unit with a 60,000 bpd atmospheric column and a 16,000 bpd vacuum tower. The other major process units at the Tyler refinery include a 20,200 bpd fluid catalytic cracking unit, a 6,800 bpd delayed coking unit, a 20,000 bpd naphtha hydrotreating unit, a 12,000 bpd distillate hydrotreating unit, a 17,500 bpd continuous regeneration reforming unit, a 5,000 bpd isomerization unit, and an alkylation unit with a capacity of 4,700 bpd.
      In February 2005, the prior owner of the Tyler refinery conducted a turnaround on the crude unit, vacuum unit, delayed coking unit, naphtha hydrotreater, CCR Platformer and distillate hydrotreating unit. In December 2005, we successfully completed an additional turnaround on the remainder of the refinery units, including the fluid catalytic cracking unit, the sulfuric alkylation unit, sulfur recovery unit, amine unit and kerosene and gasoline treating units. We do not plan to conduct another refinery turnaround earlier than 2009.
      The Tyler refinery was designed to process light, sweet crude oil, which is a higher quality, more expensive crude oil than heavy, sour crude oil. Our owned and leased pipelines are connected to five crude oil pipeline systems that allow us access to East Texas, West Texas and foreign sweet crude oils. A small amount of local East Texas crude oil is also delivered to the refinery by truck. The table below sets forth information concerning crude oil received at the Tyler refinery from April 29, 2005 to September 30, 2005:

Percentage of
Crude Oil
Source	Received

East Texas Crude Oil	72%
West Texas Intermediate Crude Oil	24%
Foreign Sweet Crude Oil	4%
      Upon delivery to the Tyler refinery, crude oil is sent to a distillation unit, where complex hydrocarbon molecules are separated into distinct boiling ranges. The processed crude oil is then treated in specific units of the refinery, and the resulting distilled and treated fuels are pumped to blending units to create the desired finished fuel product. A more detailed summary of our production output for the period April 29, 2005 through September 30, 2005 follows:

•	Gasoline. Gasoline accounted for approximately 52% of our refinery’s production. The refinery produces four different grades of conventional gasoline (premium — 92 and 93 octane, regular and mid-grade), as well as aviation gasoline.

•	Diesel/jet fuels. Diesel and jet fuel products accounted for approximately 41% of our refinery’s production. Diesel and jet fuel products include military specification jet fuel (JP-8), commercial jet fuel, high sulfur diesel (No. 2 oil), low sulfur diesel, and ultra low sulfur diesel.

•	Petrochemicals. We produce small quantities of propane, refinery grade propylene and butanes.

•	Other products. We produce small quantities of other products, including, anode grade coke, slurry oil, sulfur and other blendstocks.
      The average throughput of the refinery between January 1, 2002 and April 29, 2005, was 50,833 bpd. The average throughput since we took ownership of the Tyler refinery on April 29, 2005 through September 30, 2005 has been 53,765 bpd. The table below sets forth information concerning the historical throughput and production at the Tyler refinery. The data for all periods prior to April 29, 2005 have been derived from the internal financial records of the previous owner.

							Nine Months Ended				Delek
	Year Ended December 31						September 30,				Ownership(2)

	2002		2003		2004		2004		2005(1)

	Bpd	%	Bpd	%	Bpd	%	Bpd	%	Bpd	%	Bpd	%

Refinery throughput:
Crude	50,893	96.5%	50,540	96.2%	46,885	93.9%	47,202	94.0%	47,576	97.0%	52,887	98.4%
Other blendstocks	1,873	3.5%	1,992	3.8%	3,051	6.1%	3,007	6.0%	1,491	3.0%	878	1.6%

Total refinery throughput	52,766	100.0%	52,532	100.0%	49,936	100.0%	50,209	100.0%	49,067	100.0%	53,765	100.0%

Products produced:
Gasoline	29,336	56.6%	29,775	57.5%	28,349	57.6%	28,778	58.2%	25,594	53.4%	27,366	52.4%
Diesel/ jet	18,452	35.6%	17,627	34.0%	17,613	35.8%	17,333	35.0%	18,272	38.1%	21,288	40.8%
Petrochemicals, LPG, NGLs	2,451	4.7%	2,408	4.6%	2,153	4.4%	2,254	4.6%	2,073	4.3%	2,517	4.8%
Other	1,591	3.1%	2,040	3.9%	1,108	2.2%	1,095	2.2%	2,001	4.2%	1,061	2.0%

Total products produced	51,830	100.0%	51,850	100.0%	49,223	100.0%	49,460	100.0%	47,940	100.0%	52,232	100.0%

(1)	Throughput during the nine months ended September 30, 2005 reflects reductions resulting from the turnaround conducted by the previous owner during the first quarter of 2005.

(2)	Effective April 29, 2005, we completed the acquisition of the Tyler refinery and related assets. We have operated the refinery for 155 days in the fiscal period ended September 30, 2005.
      We currently are evaluating the economic feasibility of several projects to expand our refinery output and productivity, which include expanding the capacity of our refinery and upgrading our processing units to allow us to process higher sulfur crude oils.
      Storage Capacity. Storage capacity at the Tyler refinery, including tanks along our pipeline, totals approximately 2.7 million barrels, consisting of approximately 1.2 million barrels of crude oil storage and 1.5 million barrels of refined and intermediate product storage.
      Supply and Distribution. The majority of the crude oil purchased for the Tyler Refinery is East Texas crude oil. Most of this East Texas crude oil processed in our refinery is delivered by truck or through our pipeline and leased pipeline from Nettleton Station in Longview, Texas. This represents an inherent cost advantage due to our ability to purchase crude oil on its way to market, as opposed to purchasing from a market or trade location. We primarily purchase crude oil with monthly spot trading contracts from various suppliers. Our ability to access WTI or foreign sweet crude oil, when they are available at competitive prices, has helped significantly to maintain the refinery’s competitive supply cost advantage. These alternate supply sources allow us to optimize the refinery operation and utilization while also allowing us to more favorably negotiate the cost and quality of the local East Texas crude oil we purchase.
      Our owned crude oil pipeline consists of approximately 65 miles of principally 6-inch crude oil lines that transport light sweet crude oil to the Tyler refinery. We currently operate the main trunk line, and the following pump stations and terminals that are also owned by us:

•	Delek Tank Farm: One 150,000 barrel and one 300,000 barrel tank.

•	Nettleton Station: Five 50,000 barrel tanks.

•	Bradford Station: One 50,000 barrel and one 10,000 barrel tank.

•	ARP Station: Two 50,000 barrel tanks.
      The vast majority of the transportation fuels and other products are sold via truck directly from the refinery. We operate a nine lane transportation fuels truck rack with a wide range of additive options, including proprietary packages dedicated for use by our major oil company customers. LPG, NGLs, and clarified slurry oil are also sold via truck from dedicated loading facilities at the refinery. We also have a pipeline connection for the sale of propane into a facility owned by Texas Eastman. Petroleum coke is sold primarily via rail from the refinery, with occasional truck loading for specialty or excess product.
      The remainder of our transportation fuels are sold via pipeline to a single, pipeline-connected terminal owned by Chevron. We transport these products on TEPPCO pipeline to a point of interconnection to a Chevron-owned pipeline terminating in Big Sandy, Texas. There are currently no other pipeline-connected destinations for our transportation fuels.
      Safety. Our refinery has historically had a good safety record. We have an extensive safety training program for our refinery’s employees.
      Competition. The refining industry is highly competitive and includes fully integrated national or multinational oil companies engaged in many segments of the petroleum business, including exploration, production, transportation, refining, marketing and convenience stores. Our principal competitors are Texas Gulf Coast refiners, product terminal operators in our region and Calumet Lubricants in Shreveport, Louisiana. The principal competitive factors affecting our refinery operations are crude oil and other feedstock costs, refinery product margins, refinery efficiency, refinery product mix and distribution and transportation costs. Certain of our larger competitors operate refineries that are larger and more complex and, as a result, could have lower per barrel costs or higher margins per barrel of throughput. We have no crude oil reserves and are not engaged in exploration. We believe however, that absent unforeseen circumstances, or those beyond our control, we will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.
Retail Segment
      We operate 349 retail fuel and convenience stores, which are located in Alabama, Arkansas, Georgia, Kentucky, Louisiana, Mississippi, Tennessee and Virginia, primarily under the MAPCO Express®, East Coast® and Discount Food Marttm brands. Our retail fuel and convenience store segment also includes a wholesale fuel distribution operation that supplies more than 50 dealer-operated retail locations. We believe that we have established strong brand recognition and market presence in the major retail markets in which we operate. Approximately 93% of our stores are concentrated in Tennessee, Alabama and Virginia. In terms of number of retail fuel and convenience stores, we rank in the top-tier in our major markets such as, Nashville, Memphis, northern Alabama and Richmond.
      We operate a successful business model that we believe enables us to generate higher per gallon gas margins than the industry average as well as drive merchandise sales that are higher than the industry average. Our stores are positioned in high traffic areas (approximately 70% of our stores are located at corner locations) and we employ a localized marketing strategy that focuses on the demographics surrounding each store and customizing the product mix and promotional strategies to meet the needs of customers in those demographics. In addition, we utilize operating expense and loss prevention controls to enhance operating performance.
      Company-Operated Stores. Of our sites, approximately 66% are open 24 hours per day and the remaining sites are open at least 16 hours per day. Our average store size is approximately 2,300 square feet with approximately 64% of our stores being more than 2,000 square feet.
      Our retail fuel and convenience stores typically offer tobacco products and immediately consumable items such as beer, non-alcoholic beverages and a large variety of snacks and prepackaged items. A significant number of the sites also offer state sanctioned lottery games and ATM services. Several of our locations also include well recognized national quick service food chains such as Subway®, and we have begun to offer proprietary food offerings under our GrilleMarxtm brand. In light of the popularity and growth of upscale coffee shops, we have entered into an agreement with a coffee roaster to provide us with product that we believe is of significantly higher quality than what is typically offered in the self service environment. We have also initiated a segment-wide focus on sales and marketing of food, coffee and fountain drinks, and we have begun the development of our “next generation store”, a unique concept and store designed to add quality fresh food offerings in an upscale, state of the art facility. This new concept is expected to generate higher margins and is intended to expand our potential customer base by attracting the core convenience store shopper as well as those seeking a meal solution. This concept will be added to new stores as well as retrofitted into selected existing locations. Additionally, we plan to introduce private label lines to our soft drink, sandwich, and automotive products offerings which typically enhance margins.
      All of our locations are retail fuel and convenience stores. The majority of our retail fuel and convenience stores have 4 to 5 multi-pump dispensers with credit card readers. Virtually all of our company-operated locations have a canopy to protect self-service customers from rain and to provide street appeal by creating a modern, well-lit and safe environment.
      Fuel Operations. For the nine months ended September 30, 2005 and the year ended December 31, 2004, our net fuel sales were 72.5% and 69.6%, respectively, of net sales for our retail segment. The following table highlights certain information regarding our fuel operations for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Number of stores (end of period)	236	243	331	332	328
Average number of stores	236	242	310	302	329
Retail fuel sales (thousands of gallons)	267,396	267,476	315,294	231,315	249,507
Average retail gallons per average number of stores (thousands of gallons)	1,133	1,105	1,017	766	758
Retail fuel margin (per gallon)(1)	$0.130	$0.154	$0.155	$0.149	$0.164
Lundberg Survey Rack-to-Retail Fuel Margin (per gallon)(2)	$0.116	$0.137	$0.116	$0.109	$0.121

(1)	Retail fuel margins per gallon are calculated as the retail sales price less fuel discounts, costs of product, and transportation.

(2)	Rack-to-retail margins shown in the chart above are a weighted average composite of rack-to-retail margins for diesel and gasoline sales, including regular, medium grade and premium unleaded gasoline, in Alabama, Tennessee and Virginia, based on Lundberg Survey data. Of our 349 retail fuel and convenience stores, 326 are located in those states, and the margins have been weighted to correspond to our percentage sales of the various grades and types of fuel sold by us in those states. Because we report fuel sales as a composite of our gasoline and diesel sales, and because our retail fuel and convenience stores are concentrated in Alabama, Tennessee and Virginia, we believe that this Lundberg Survey Rack-to-Retail Margin represents the most accurate benchmark with which to compare our historical fuel margins to those of the industry.
      We currently operate a fleet of delivery trucks to deliver approximately 61% of the fuel sold at our retail fuel and convenience stores. We purchased approximately 53% of the fuel used at our retail fuel and convenience stores for the nine months ended September 30, 2005 from the Valero Marketing and Supply under a contract that extends through the second quarter of 2008. We also purchase fuel under contracts with BP, ExxonMobil, Shell and Chevron, and purchase the balance of our fuel from a variety of independent fuel distributors. The fuel purchased is generally based on contracted differentials to local and regional price benchmarks. The initial terms of our supply agreements range from one year to 15 years and generally contain minimum monthly or annual purchase requirements. To date, we have met substantially all our purchase commitments under these contracts.
      The Tyler refinery does not generally supply fuel to our retail fuel and convenience stores, since it is not located in the same geographic region as our retail stores.

      Merchandise Operations. For the nine months ended September 30, 2005 and the year ended December 31, 2004, our merchandise sales were 27.5% and 30.5%, respectively, of net sales for our retail segment. The following table highlights certain information with respect to our merchandise sales for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

	%	%	%	%	%
Total merchandise sales as a percentage of net sales for our retail segment	37.2%	34.5%	30.5%	31.0%	27.5%
Comparable store merchandise sales change	N/A	(3.1)%	4.1%	4.5%	1.5%
Merchandise margin	26.7%	28.4%	29.5%	29.4%	30.0%
Merchandise profit as a percentage of total margins	61.2%	58.9%	60.6%	61.4%	61.0%
      Based on merchandise sales information, we estimate our sales as a percentage of total merchandise sales in the following categories for the years ended December 31, 2002, 2003 and 2004 and for the nine months ended September 30, 2004 and 2005 were as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Cigarettes	37.8%	36.6%	33.8%	33.7%	33.8%
Other tobacco products	1.3%	3.1%	4.1%	3.9%	4.3%
Beer	18.7%	18.2%	17.4%	17.5%	17.1%
Soft drinks	7.9%	8.8%	9.3%	9.3%	9.3%
Dairy products	6.0%	6.5%	7.0%	7.1%	9.2%
Candy/ gum	2.5%	2.8%	2.7%	2.6%	3.0%
Snacks/ groceries	6.8%	7.1%	6.9%	6.7%	7.0%
Food service	4.9%	6.1%	6.0%	6.0%	5.9%
General merchandise	10.0%	7.5%	8.6%	9.0%	6.8%
Other	4.1%	3.3%	4.2%	4.2%	3.6%

Total merchandise sales	100.0%	100.0%	100.0%	100.0%	100.0%

      We purchased approximately 45% of our general merchandise, including most tobacco products and grocery items for the nine months ended September 30, 2005 from a single wholesale grocer, McLane Company, Inc., a wholly-owned subsidiary of Berkshire Hathaway. Our contract with McLane expires in 2007, but may be renewed at our option for an additional two year period. Other major suppliers and manufacturers include Coca-Cola, Pepsi-Cola, Frito Lay, Gatorade, Hershey’s, Kraft/ Nabisco and Oscar Mayer.
      Technology and Store Automation. We have developed proprietary information management software programs that enable us to access near real-time data to manage our stores on a site-level basis and react rapidly to changes in our market. Most of our stores are connected to a high speed data network and provide near real-time information to our supply chain management, inventory management and security systems. We believe that our systems provide many of the most desirable features commercially available today in the information software market, while providing more rapid access to data, customized reports and greater ease of use. Our information technology systems help us manage our inventory, optimize our marketing strategy, manage our stores on a site level basis, and reduce cash and merchandise shortages. Our information technology systems allow us to improve our profitability and strengthen operating and financial performance in multiple ways, including by:

•	tracking sales of complementary products; for example, determining the impact of fuel price movements on in-store sales or tracking the impact of a beer promotion on cigarette sales;

•	providing real-time fuel inventory data on a per store basis to optimize fuel purchase and distribution costs;

•	pricing fuel at individual stores on a daily basis, taking into account competitors’ prices, competitors’ historical behavior, daily changes in cost, and the impact of pricing on in-store merchandise sales;

•	alerting us on a daily basis by store, district, and/or division to negative sales trends; for example, merchandise categories that are below budget or below the prior period’s results;

•	reconciling store reported daily cash deposits and credit card settlements with electronic data from our vendor relationships to manage our current assets; and

•	integrating our security video with our point of sales transaction log in a searchable database that allows us to search for footage related to specific transactions, which enables us to identify potentially fraudulent transactions and employ real-world examples through which to train our employees.
      Dealer Operations. Our retail segment also includes a wholesale fuel distribution network that supplies more than 50 dealer-operated retail locations. For the nine months ended September 30, 2005 and the year ended December 31, 2004, our dealer net sales were approximately 5% and 4%, respectively, of net sales for our retail segment. Our business arrangements with dealers include contractual arrangements in which we pay a commission to the dealer based on profits from the fuel sales, contractual arrangements in which we supply fuel and invoice the dealer for its cost of fuel plus an agreed upon margin, and non-contractual arrangements in which dealers order fuel from us at their discretion.
      Some dealers either lease or sublease their facilities from us and one dealer operates a location formerly owned and operated by us. While we have agreements with our dealers that set forth certain operating standards and the fuel purchase arrangements described above; we do not control the dealers’ personnel, merchandise pricing, policies or other aspects of their business. Other than fuel sales through dealers who receive contractual commissions from us, we realize little direct benefit from the sale of fuel or merchandise at the dealer-operated stores, and their revenues from such sales are not reflected in our consolidated financial statements. We believe our relationships with dealers have been favorable, providing us with customers for our fuel products and an opportunity to divest certain company-operated stores that do not fit within our business strategy.
      Competition. The retail fuel and convenience store business is highly competitive. We compete on a store-by-store basis with other independent convenience store chains, independent owner-operators, major petroleum companies, supermarkets, drug stores, discount stores, club stores, mass merchants, fast food operations and other retail outlets. Major factors of competition include location, ease of access, pricing, product and service selections, customer service, fuel brands, store appearance, cleanliness and safety. Changes in traffic patterns and the type, number and location of competing stores affect the performance of our stores. In addition, factors such as inflation, increased labor and benefit costs and the lack of availability of experienced management and hourly employees would adversely affect the retail fuel and convenience store industry.
Properties
      We own our refinery in Tyler, Texas, which is situated on approximately 100 out of a total of 663 acres of land owned by us, along with an associated crude oil pipeline and light products loading facilities.
      As of December 15, 2005, we owned the real estate at 210 retail fuel and convenience store locations, and leased the real property at 168 stores. Of the stores owned or leased by us, 21 were either leased or subleased to third party dealers; 40 other dealer sites are owned or leased independently by dealers.

      The following table summarizes the real estate position of our retail segment.

	Number of				Remaining	Remaining
	Company-	Number of	Number of	Number of	Lease Term	Lease Term
State	Operated Sites	Dealer Sites(1)	Owned Sites	Leased Sites	<3 Years(2)	>3 Years(2)

Tennessee	198	8	104	102	3	99
Alabama	92	44	69	40	3	37
Virginia	36	0	26	10	0	10
Arkansas	15	0	7	8	0	8
Kentucky	3	0	1	2	0	2
Louisiana	2	0	0	2	0	2
Mississippi	2	0	2	0	0	0
Georgia	1	7	1	4	0	4
Florida	0	2	0	0	0	0

Total	349	61	210	168	6	162

(1)	Includes 40 sites neither owned by nor subleased from us.

(2)	Includes renewal options; measured as of September 30, 2005.
      Most of our retail fuel and convenience store leases are net leases requiring us to pay taxes, insurance and maintenance costs. Of the leases that expire in less than three years, we anticipate that we will be able to negotiate acceptable extensions of the leases for those locations that we intend to continue operating.
      We lease our 26,704 square foot corporate headquarters at 830 Crescent Centre Drive, Franklin, Tennessee. Our lease expires in November 2006. We anticipate that we will require additional space for our headquarters by the end of the term of the lease, and do not foresee any problems with obtaining suitable additional space.
Government Regulation and Environmental Matters
      Many aspects of our operations are subject to regulation under federal, state and local laws. The most significant of the regulations are described below. While we believe we are in substantial compliance with these laws, the laws and regulations we are subject to change often, may be re-interpreted by regulators or may become more stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable due in part to the fact that our operations may change over time.

Environmental Matters
      We are subject to extensive federal, state and local laws and regulations relating to protection of the environment. These laws and the accompanying regulatory programs and enforcement initiatives, some of which are described below, impact our business and operations by imposing:

•	restrictions on our ongoing operations through permits and regulations;

•	liability for the remediation of contaminated soil, groundwater and other environmental media at our current or former facilities and at facilities where we have disposed of hazardous substances;

•	specifications on the refined petroleum products we market, including gasoline and diesel fuel; and

•	regulation of fuel storage at our retail fuel and convenience stores.
      These regulations and other new air and water quality standards and stricter fuel regulations could result in increased capital, operating and compliance costs.

      Environmental Obligations — The Tyler Refinery. The principal environmental risks associated with our refinery operations are air emissions, releases into soil and groundwater and wastewater excursions. The primary legislative and regulatory programs that affect these areas are outlined below.
      The Clean Air Act. The federal Clean Air Act and the corresponding state laws that regulate emissions of materials into the air affect refining operations both directly and indirectly. Direct impacts on refining operations may occur through Clean Air Act permitting requirements and/or emission control requirements relating to specific air pollutants. The Clean Air Act indirectly affects refining operations by extensively regulating the air emissions of sulfur dioxide and other compounds, including nitrogen oxides, emitted by automobiles, utility plants and mobile sources, which are direct or indirect users of our products. In addition, volatile organic compounds emitted at the refinery are heavily regulated, including such compounds as benzene.
      The Clean Air Act imposes stringent limits on air emissions, establishes a federally mandated operating permit program and allows for civil and criminal enforcement sanctions. The Clean Air Act also establishes attainment deadlines and control requirements based on the severity of air pollution in a geographical area.
      The Clean Water Act. The federal Clean Water Act of 1972 affects refining operations by imposing restrictions on effluent discharge into, or impacting, navigable water. Regular monitoring, reporting requirements and performance standards are preconditions for the issuance and renewal of permits governing the discharge of pollutants into water. We maintain discharge permits as required under the National Pollutant Discharge Elimination System program of the Clean Water Act and have implemented internal programs to oversee our compliance efforts. In addition, we are regulated under the federal Oil Pollution Act, which amended the Clean Water Act. Among other requirements, the Oil Pollution Act requires the owner or operator of a tank vessel or a facility to maintain an emergency oil response plan to respond to releases of oil or hazardous substances. We have developed and implemented such a plan for each of our facilities covered by the Oil Pollution Act. Also, in case of such releases, the Oil Pollution Act requires responsible companies to pay resulting removal costs and damages, provides for substantial civil penalties, and imposes criminal sanctions for violations of this law. The State of Texas, in which we operate, has passed laws similar to the Oil Pollution Act.
      Ethanol and MTBE. Ethanol and methyl tertiary butyl ether, or MTBE, are the most commonly used oxygenated blendstocks for producing cleaner-burning gasoline. However, the presence of MTBE in some water supplies, resulting from gasoline leaks primarily from underground and aboveground storage tanks, has led to public concern that MTBE has contaminated drinking water supplies, thus posing a health risk, or has adversely affected the taste and odor of drinking water supplies. As a result of heightened public concern, Congress and state legislatures have either passed or proposed or are considering proposals to restrict or ban the use of MTBE. We currently do not blend ethanol or MTBE into our gasoline.
      Resource Conservation and Recovery Act. Our refining operations are subject to RCRA requirements for the treatment, storage and disposal of hazardous wastes. When feasible, RCRA materials are recycled through our coking operations instead of being disposed of on-site or off-site. RCRA establishes standards for the management of solid and hazardous wastes. Besides governing current waste disposal practices, RCRA also addresses the environmental effects of certain past waste disposal operations, the recycling of wastes and the regulation of underground storage tanks containing regulated substances. In addition, new laws are being enacted and regulations are being adopted by various regulatory agencies on a continuing basis, and the costs of compliance with these new rules can only be broadly appraised until their implementation becomes more accurately defined.
      Pipeline Regulation. The Railroad Commission of Texas, or RRC, has authority over some environmental matters relating to our pipeline. Regulations promulgated by the RRC address safety issues relating to the transportation of liquids, and procedures for responding to and reporting releases of crude oil.

Fuel Regulations.

•	Reformulated Fuels. EPA regulations also require that reformulated gasoline and low-sulfur diesel intended for all on-road consumers be produced for ozone non-attainment areas. Expenditures necessary to comply with existing reformulated fuels regulations are primarily discretionary.

•	Tier 2 Motor Vehicle Emission Standards. The EPA’s Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles establishes standards for sulfur content in gasoline. These regulations mandate that the average sulfur content of gasoline produced at any refinery not exceed 30 parts per million, or ppm, during any calendar year, and that no individual gallon of gasoline exceed 80 ppm, by January 1, 2006. The previous standard for maximum per gallon sulfur content was gradually reduced from 1000 ppm, to 450 ppm, to 300 ppm. Sulfur reduction on this large scale is capital intensive for refineries. Generally, refineries that met the Small Business Administration definition of a “small refiner” (less than 155,000 bpd throughput and employ less than 1,500 workers worldwide) and timely submitted applications to the EPA have until 2010 to comply. The previous owner of our refinery entered into a hardship waiver agreement with the EPA in November 2003, which allowed for the continued production of gasoline with per batch sulfur levels as high as 300 parts per million, and annual average sulfur levels not to exceed 156 ppm, until December 2009. We entered into a gasoline sulfur compliance plan with the EPA in May 2005 intended to allow for sufficient time to make the needed investments to produce gasoline complying with the new standards. Under this agreement, we may continue to produce gasoline with a maximum per gallon sulfur level of 300 ppm, and an annual average sulfur level not to exceed 156 ppm through November 2007, or through May 2008, depending on which of the two compliance strategies (set forth in the agreement) is utilized. Also, under this agreement, we are obligated to produce essentially all of our diesel fuel as ultra-low sulfur diesel (less than 15 ppm) by June 1, 2006.

•	Ultra-Low Sulfur Diesel Standards. The EPA has also promulgated on-road diesel regulations, which require a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1, 2006, with full compliance by January 1, 2010. Additional regulations covering nonroad, locomotive and marine diesel have also been promulgated. As of March 2005, the refinery was able to produce approximately 12,000 bpd of ultra-low sulfur diesel. This diesel currently satisfies the requirements of both the EPA on-road diesel regulation and the Texas Commission on Environmental Quality’s low emission diesel regulation (referred to as the “TxLED” program). Further investment is underway to allow for all of the refinery’s diesel production to meet these new specifications by June 2006, as required by our gasoline sulfur compliance plan.
      We expect to spend approximately $26.7 million between 2006 and the end of 2007 to comply with the federal Clean Air Act regulations requiring a reduction in sulfur content in gasoline and diesel fuel. In addition, we expect to spend approximately $14.3 million for other environmental improvement projects through 2010 including approximately $6.7 million for purchasing and installing a sulfur recovery unit and approximately $3.0 million for a new electrical substation in part to comply with a proposed consent decree with the U.S. Department of Justice and the EPA. Actual costs could, however, significantly exceed current estimates. Finally, the Texas Commission on Environmental Quality is in the process of revising its TxLED regulations, and if the proposed rules are adopted, we may incur increased compliance costs.
      Permits. Refining companies must obtain numerous permits that impose strict regulations on various environmental and safety matters in connection with oil refining. Once a permit application is prepared and submitted to the regulatory agency, it is subject to a completeness review, technical review and public notice and comment period before it can be approved. Regulatory authorities have considerable discretion in the timing of the permit issuance and the public has rights to comment on and otherwise engage in the permitting process, including through intervention in the courts.
      Storage and Sale of Gasoline — Convenience Stores. Federal, state, and local regulatory agencies have adopted regulations governing underground storage tanks, or USTs, that require us to make certain expenditures for compliance. In particular, at the federal level, the Resource Conservation and Recovery Act, or RCRA, required the EPA to establish a comprehensive regulatory program for the detection, prevention and cleanup of leaking USTs. The regulations governing USTs permit states to develop, administer and enforce their own regulatory programs, incorporating requirements which are at least as stringent as the federal standards and are now largely delegated to the states for implementation.
      The EPA and most states have established requirements for: (1) installing UST systems; (2) upgrading UST systems; (3) taking corrective action in response to releases; (4) closing UST systems; (5) keeping appropriate records; and (6) maintaining evidence of financial responsibility for taking corrective action and compensating third parties for bodily injury and property damage resulting from releases.
      We maintain tank compliance through leak-detection systems, primarily utilizing automatic tank gauging, but also utilizing inventory control methods, statistical inventory reconciliation, and interstitial monitoring for leak detection. All of the systems in place are considered adequate methods of leak detection.
      State Trust Funds. All states in which we operate UST systems have established trust funds for the sharing of liabilities and the recovery and reimbursement of certain cleanup costs incurred as a result of releases from UST systems. These trust funds, in essence, provide insurance coverage for the cleanup of environmental damages caused by the operation of UST systems, are funded by a UST registration fee and a tax on the wholesale purchase of motor fuels within each state. Each trust fund differs by state but in general provides a $1.0 million cap per incident and a $1.0 million cap per third-party claim. We have paid UST registration fees and gasoline taxes to each state where we operate to participate in these trust programs.

Remediation Efforts — Retail Fuel and Convenience Stores and Refinery.
      Under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, RCRA and related state laws, certain persons may be liable for the release or threatened release of hazardous substances into the environment. These persons include the current owner or operator of property where the release or threatened release occurred, any persons who owned or operated the property when the release occurred, and any persons who arranged for the disposal of hazardous substances at the property. Liability under CERCLA is strict, retroactive and, in most cases involving the government as plaintiff is joint and several, so that any responsible party may be liable for the entire cost of investigating and remediating releases of hazardous substances. As a practical matter, liability at most CERCLA and similar sites is shared among all solvent potentially responsible parties. The liability of a party is determined by the cost of investigation and remediation, the portion of the hazardous substance(s) the party contributed to the site, and the number of solvent potentially responsible parties.
      We are currently the responsible party for active UST release cases at 17 stores in Tennessee, Virginia, and Alabama. In addition, we are the responsible party for active release cases involving four stores we no longer own in Alabama. The 21 release cases are the only active release cases for which we are currently the responsible party. Each of the 21 release cases for which we are responsible have ongoing environmental activities and budgets. Our current budget estimate for these 21 sites is $3.5 million. We do not expect to have any further liability on these 21 sites because either each respective state fund deductible has been met or the expected liability has been accrued by us.
      The previous owner of the refinery had been engaged for many years in the investigation and remediation of liquid hydrocarbons and contaminated soil and groundwater at the purchased facilities. Upon purchase of the facilities, we became responsible and liable for the costs associated with the continued investigation and remediation of known and unknown impacted areas at the refinery. Although we currently are not aware of any soil and groundwater contamination at the pipeline locations requiring investigation or remediation, in the future, it may become necessary to conduct assessments and remediation efforts at pipeline locations including out-of-service gathering lines. In addition, we have identified and self-reported certain other environmental matters subsequent to our purchase of the refinery. Based upon environmental evaluations performed by third parties subsequent to our purchase of the Tyler refinery, we have also recorded an environmental liability of approximately $7.9 million at the acquisition date for the estimated costs of environmental remediation for our refinery and crude oil pipeline. Current and future environmental regulations as well as other reportable conditions are expected to require additional expenditures for investigation and remediation, which may be significant. Remediation of groundwater at the refinery is expected to continue for the foreseeable future.
      Environmental Indemnity. In connection with our April 29, 2005 acquisition of our refinery, the previous owner agreed, within prescribed limitations to indemnify us against costs incurred in connection with certain retained environmental liabilities. We cannot assure you, however, that this indemnification arrangement will prove to be adequate to shield us from such liabilities.
      Environmental Insurance. We maintain environmental pollution and legal liability policies for our retail segment, which cover certain environmental risks at substantially all of our retail fuel and convenience stores. In addition, we maintain a legal liability policy, which covers certain claims and cleanup costs related to our retail segment’s fuel transportation operations. We also maintain environmental pollution policies for our refining segment, which cover certain claims and cleanup costs for new and historical environmental conditions associated with at our refinery (excluding, among other things, cleanup costs for historical environmental conditions at our refinery). To date, no claims have been made under any of the policies.

Other Governmental Regulation
      Our business is subject to other laws and regulations including, but not limited to, employment laws and regulations, regulations governing the sale of alcohol and tobacco, minimum wage requirements, working condition requirements, public accessibility requirements, citizenship requirements and other laws and regulations. A violation or change of these laws could have a material adverse effect on our business, financial condition and results of operations.
      Sale of Alcoholic Beverages. In areas where our convenience stores are located, state or local laws limit the hours of operation for the sale of certain products, the most significant of which limit or govern the sale of alcoholic beverages. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages and to impose various restrictions and sanctions. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure to us for damage claims as a seller of alcoholic beverages is substantial, we have adopted employee training procedures intended to minimize such exposure. In addition, we maintain general liability insurance which may mitigate the cost of any liability.
      Lottery Licenses. Many of our convenience stores sell state sponsored lottery tickets and games. The sale, marketing and display of such items are governed by the applicable state’s gaming laws or the regulations of the issuing state entity.
      Store Operations. Our stores are subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, safety, fire and other departments relating to the development and operation of convenience stores, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new store in a particular area.
      OSHA. We are also subject to the requirements of the Federal Occupational Safety and Health Act, or OSHA, and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that certain information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local governments and citizens.
      Our operations are also subject to federal and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance which could affect our results of operations.

Employees
      As of September 30, 2005, we had 2,436 employees, of which 2,031 were employed either full or part-time by our retail segment, 223 were employed in our refining segment, and 182 were employed in our corporate offices. As of December 31, 2005, 149 of the operations and maintenance hourly employees at the refinery and 11 truck drivers at the refinery were represented by United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union and its Local 202 and were covered by collective bargaining agreements. None of our employees in our retail segment or in our corporate offices are represented by a union. We consider our relations with our employees to be satisfactory.
Trade Names, Service Marks and Trademarks
      We regard our intellectual property as being an important factor in the marketing of our retail fuel and convenience stores. We own, have registered or applied for registration of a variety of trade names, service marks and trademarks for use in our business, including the following registrations and applications issued by or filed with the United States Patent and Trademark Office: MAPCO EXPRESS & Design®, EAST COAST®, CAFÉ EXPRESS FINEST COFFEE IN TOWN MAPCO & Design®, GUARANTEED RIGHT! MAPCO EXPRESS & Design®, DAVE’S ALL AMERICAN HOT DOGS®, DELTA EXPRESS®, MAPCO MARTtm, FLEET ADVANTAGEtm and GRILLE MARXtm. While we do not have and have not applied for a federally registered mark for DISCOUNT FOOD MARTtm, we do claim common law trademark rights in the name. Our right to use the “MAPCO” name is limited to the retail fuel and convenience store industry. We are not otherwise aware of any facts which would negatively impact our continuing use of any of our trade names, service marks or trademarks.
Legal Proceedings
      In the ordinary conduct of our business, we are subject to periodic lawsuits, investigations and claims, including, environmental claims and employee related matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, we do not believe that any currently pending legal proceeding or proceedings to which we are a party will have a material adverse effect on our business, financial condition or results of operations.
Corporate Structure
      Our corporate structure is as set forth in the following diagram:
      Delek U.S. Refining GP, LLC owns a 0.1% interest in Delek Refining Ltd.

MANAGEMENT
Executive Officers, Directors and Key Employees
      The following table sets forth the names, ages and positions of each of our current directors and executive officers and certain key employees holding positions with us, Delek Refining, Inc., our holding company subsidiary for our refining segment, and MAPCO Express, Inc., our principal operating subsidiary for our retail segment as of December 31, 2005.

Name	Age	Position

Executive Officers and Directors
Ezra Uzi Yemin	37	President, Chief Executive Officer and Director
Lynwood Gregory	55	Senior Vice President
Frederec Green	40	Vice President and Chief Operating Officer of Delek Refining, Inc.
Edward Morgan	35	Vice President and Treasurer
Tony McLarty	48	Vice President
Assi Ginzburg	30	Vice President
Paul Pierce	45	Vice President of Marketing of MAPCO Express, Inc.
Gabriel Last	59	Director
Asaf Bartfeld	53	Director
Ronel Ben-Dov	37	Director
Zvi Greenfeld	59	Director

Key Employees
John Colling, Jr.	49	Treasurer of MAPCO Express, Inc. and Delek Refining, Inc.
Scotty Creason	42	Director of Information Technology of MAPCO Express, Inc. and Delek Refining Inc.
Walter Franz	39	Director of Pricing of MAPCO Express, Inc.
Kent Thomas	36	General Counsel and Secretary
Dana Young	45	Vice President of Real Estate of MAPCO Express, Inc.
      Set forth below is a brief description of the business experience of our executive officers and directors listed above.
      Ezra Uzi Yemin has served as our chief executive officer since June 2004 and as our president and a director since April 2001. Mr. Yemin also served as our treasurer from April 2001 to November 2003 and as our secretary from May 2001 to August 2005. Mr. Yemin’s duties include the formulation of our policies and direction, oversight of top executives, and overall responsibility for our operation and performance. Prior to joining us, Mr. Yemin served from 2000 to 2001 as the chief financial officer of Delek – The Israel Fuel Corporation, Ltd., the second largest fuel corporation in Israel and one of our affiliated entities. Additionally, he spent two years with CLAL Insurance Company Ltd., the largest insurance company in Israel and two years in the Insurance Commissioner’s Office of the Israel Ministry of Finance.
      Lynwood Gregory is the chief operating officer for all of our retail fuel and convenience store operations. He has served as our senior vice president since November 2003 and has served as the executive vice president and chief operating officer of MAPCO Express, Inc. since November 2002. From April 2001 to November 2002, Mr. Gregory served as a vice president of operations of MAPCO Express, Inc. Mr. Gregory began his employment with MAPCO Petroleum, Inc. in 1990 and served as vice-president of operations and vice-president of marketing for Williams Express, Inc. prior to our acquisition of the company. Mr. Gregory is a thirty-one year veteran of the retail fuel and convenience store industry. His responsibilities have included all segments of operations, marketing and food service. Mr. Gregory’s leadership and foresight helped create our new convenience store concept, which brands a food concept and enhanced merchandising with the fuel aspect of the business. Prior to joining MAPCO Petroleum, Inc., Mr. Gregory spent six years with Georgia Southern Oil, two years with Starvin Marvin/ Globe Oil, and eight years with Crown Central Petroleum, all in upper management/executive positions, developing their presence in the Southeast.
      Frederec Green has served as vice president of Delek Refining, Inc. since February 2005 and as its chief operating officer since May 2005, and is the primary operational officer for our refining and wholesale marketing operations. Prior to joining us, from January 2004 to January 2005, Mr. Green operated Green Energy Advisors LLC, an independent consulting practice servicing commercial insurance carriers on petroleum refining and electrical matters. Mr. Green has 18 years experience in the refining industry working for UOP LLC, a refinery technology licensing firm, from 1987 to 1990 and Murphy Oil USA, Inc., from 1990 to 2004, where he served as a senior vice president during his last six years. Mr. Green has experience ranging from crude oil and feedstock supply, through all aspects of managing a refining business to product trading, transportation and sales.
      Edward Morgan is our principal financial officer and has served as our treasurer since November 2003 and as vice president since February 2005. Mr. Morgan has also served as a member of management of our subsidiaries and is currently the chief financial officer of both MAPCO Express Inc. and Delek Refining, Inc. with responsibility for all finance and accounting matters, as well as our company’s information technology infrastructure. Prior to joining us in May 2002, Mr. Morgan was a senior member of management with American HomePatient, Inc., a provider of home health care services and products, where he was the director of treasury operations from 1997 to May 2002. Prior to that, Mr. Morgan spent several years as a certified public accountant at Deloitte and Touche, LLP. Throughout his career, Mr. Morgan has been involved in debt restructuring, acquisitions and divestitures. Mr. Morgan is a member of the American Institute of Certified Public Accountants, the Association for Financial Professionals, and the Tennessee Society of Certified Public Accountants. He serves on the board of directors for the Ronald McDonald House of Tennessee charities and serves on the Retailer Advisory Board for the Tennessee Education Lottery Corporation.
      Tony McLarty is our principal human resources officer and has served as vice president since February 2005. He is a 23 year veteran of the hospitality industry with a multi-dimensional background and functional strengths ranging from operations to administration. From August 1995 to September 2002, Mr. McLarty was the senior director of human resources at Logan’s Roadhouse, where his responsibilities included the supervision of 7,600 employees and a variety of positions in human resources, recruiting, training, operations and administration. Prior to that, Mr. McLarty held positions at Morison’s Specialty Restaurants and Southern Hospitality Corporation and has worked for both public and private companies. Mr. McLarty also serves as a director of Levy’s Inc. and is active in several charitable organizations.
      Assi Ginzburg is our principal strategic planning officer and has served as vice president since February 2005. Prior to joining us in November 2004, Mr. Ginzburg served as a financial advisor from July 2001 to March 2003 for Swary-Yohman Financial Consultants, and from April 1999 to July 2001 for Itzhak Swary Ltd., two consulting firms in Israel. Mr. Ginzburg has been a member of the Israel Institute of Certified Public Accountants since 2001 and served as trustee of court for a large Israeli public company in 2003 and 2004.
      Paul Pierce has served as vice president of marketing of MAPCO Express, Inc. since September 2004. Prior to joining us, Mr. Pierce was self-employed as a consultant from January 2004 through August 2004, developing convenience stores for D&D Oil, Inc. From 1997 to December 2003, he held executive level positions at Golden Gallon, Inc., a convenience store chain, where his responsibilities included managing all merchandise sales, vendor negotiations and contracts, retail pricing, advertising, imaging, store layouts and design, budgeting and operations team oversight. Throughout his 20 years in the retail fuel and convenience store industry, he has held a variety of marketing roles that include vice president of marketing, director of merchandising, field marketing manager and director of advertising. In addition to the positions listed above,

Mr. Pierce has been employed by Crown Central Petroleum Corporation, Kangaroo, Inc., and Palmetto Merchandise, Inc.
      Gabriel Last has served as a director since January 2002. Mr. Last has served as the chief executive officer of Delek Group Ltd., our parent company from 2001 to 2003. From 1998 to 2001, Mr. Last served as general manager of the Insurance Companies Union in Israel. In addition, since 2003, Mr. Last has served as the chairman of the board of Delek Group Ltd., our parent company, and currently serves on the board of directors of several of our other affiliated entities, including, Matav-Cable Systems Media Ltd. Mr. Last also serves on the board of Sinel Industries Ltd., an unaffiliated public company in Israel.
      Asaf Bartfeld has served as a director since January 2002. Mr. Bartfeld has served as the president and chief executive officer of Delek Group Ltd. our parent company, since September 2003. Since July 2001, he has served as general manager of Delek Investments and Properties Ltd, one of our affiliated entities. Mr. Bartfeld also serves on the board of directors of several of our affiliated entities, including Delek Group Ltd., our parent company, and Matav-Cable Systems Media Ltd.
      Ronel Ben-Dov has served as a director since February 2005. Mr. Ben-Dov has served as the chief financial officer and vice president of Delek Group Ltd., our parent company, since May 2004. Prior to that, Mr. Ben-Dov was a partner at Kost Forer Gabbay & Kasierer, a member of the Ernst & Young global organization, from December 2003 to April 2004. From April 2000 to November 2003, Mr. Ben-Dov served as a partner/manager at Luboshitz Kasierer, which was affiliated with Arthur Andersen & Co. Socièté until 2002 and then became a member of the Ernst & Young global organization. Mr. Ben-Dov also serves at a director of several of our affiliated entities.
      Zvi Greenfeld has served as a director since October 2005. Mr. Greenfeld has served as the president of one of our affiliated entities, Delek Drilling Management Ltd., since 1993, where he oversees that company’s exploration and production of natural gas in Israel. Mr. Greenfeld is the principal of Greenfeld-Energy Consulting, Ltd. a company that has provided consulting services to us since May 2005. He has also been a consultant for Delek – The Israel Fuel Corporation Ltd., another affiliate, since 2002, advising senior management on fuel purchases. From 1991 to 2002, Mr. Greenfeld served as a vice president of Delek – The Israel Fuel Corporation Ltd., where among other things he directed the building and renovation of retail gas stations and managed quality control and fuel purchasing. Additionally, Mr. Greenfeld serves as a director of several of our affiliated entities.
      Set forth below is a brief description of the business experience of our key employees listed above.
      John Colling, Jr. has served as the treasurer of MAPCO Express, Inc. and Delek Refining, Inc. since July 2005. From November 2003 to July 2005, Mr. Colling was the treasurer of Nu-kote International, Inc., a manufacturer and distributor of ink and toner printer cartridges, and from July 1990 to September 2003, Mr. Colling served as the vice president and treasurer of Magnetek, Inc., a provider of digital power and electronic products. As treasurer of those companies, he was responsible for world-wide treasury activities including, mergers and acquisitions, corporate finance transactions, corporate risk management and financial planning.
      Scotty Creason has served as the director of information technology for MAPCO Express, Inc. since December 2002 and for Delek Refining, Inc. since February 2005. From April 2001 to December 2002, Mr. Creason served as IT project manager of MAPCO Express, Inc. Mr. Creason began his employment with MAPCO Petroleum, Inc. in 1994 and has held the positions of field engineer, developer, EDI coordinator, and IT project manager. Mr. Creason was instrumental in designing, developing and managing our current IT infrastructure and systems, and has been an integral part of our mergers and acquisitions team. Mr. Creason has over 20 years of IT experience in various industries including real estate and manufacturing.
      Walter Franz joined MAPCO Express Inc. in May 2003 and has served as the director of pricing since May 2004. Prior to joining us, Mr. Franz worked in both the retail and healthcare industries, where he had extensive background in pricing, inventory management, merchandise planning and analysis. From August 1997 to January 2002, Mr. Franz worked for Service Merchandise Company, Inc., a retail company, as manager of inventory control and as director of merchandise planning and was responsible for the analysis and planning of 34 business units. From January 2002 to May 2003, Mr. Franz worked as director of inventory management at Shop at Home, Inc. Throughout his career, Mr. Franz has been involved in revenue and margin enhancement, strategic planning and analysis and process improvement.
      Kent Thomas has served as our general counsel and secretary since August 2005. Mr. Thomas has over nine years experience practicing law in Nashville, Tennessee. Prior to joining us, Mr. Thomas spent four years at the firm of Colbert & Winstead, PC, and the prior four years at the Gordon Law Group PLC, both of Nashville, Tennessee, with a practice focused on litigating employment, commercial and copyright disputes and providing transactional representation in the banking, transportation, entertainment, restaurant and alcoholic beverage retail industries. Mr. Thomas serves as an adjunct instructor in intellectual property and legal ethics at Southeastern Career College.
      Dana Young has served as vice president of real estate of MAPCO Express, Inc. since April 2005. His responsibilities include overseeing the development of new stores, including site selection, acquisition, design and construction, the maintenance and renovation of existing stores and the disposition of selected stores. Mr. Young has twenty-three years of real estate development experience. From April 2003 to April 2005, he served as senior vice president of Bank Atlantic, a financial institution based in Florida, where he managed the corporate real estate department. From January 2002 to April 2003, Mr. Young served as president of Real Estate & Construction Management Associates, a full service real estate consulting firm. From August 1999 to January 2002, Mr. Young served as senior vice president of SouthTrust Bank, where he managed their corporate real estate department.
Composition of the Board of Directors After This Offering
      Our board of directors currently consists of five members, none of which are independent directors. We are currently recruiting independent directors to serve on our board of directors. In compliance with the requirements of the Sarbanes-Oxley Act of 2002, the rules of the NYSE and SEC rules and regulations, a majority of the directors on our audit committee will be independent within 90 days of listing on the NYSE and, within one year of listing, this committee will be fully independent.
      The directors are elected at the annual meeting of stockholders. Our directors hold office until the earlier of their death, resignation or removal or until their successors have been elected and qualified. There are no family relationships among any of our directors or executive officers.

Controlled Company
      Our board of directors has determined that we are a “controlled company” for the purposes of Section 303A of the NYSE Listed Company Manual because Delek Group Ltd. indirectly holds more than 50% of the voting power of our company. Following this offering, we intend to utilize some or all of the “controlled company” exemptions of the NYSE corporate governance standards. These exemptions will free us from the obligation to comply with certain NYSE corporate governance requirements that would otherwise require us, among other things, to have a board of directors composed of a majority of independent directors, to have a compensation committee composed of independent directors and to have a nominating and corporate governance committee. We do plan, however, to appoint at least one independent director to the board prior to completion of this offering. See “Risk Factors — Risks Related to Our Common Stock and this Offering”.

Committees of the Board of Directors

Audit Committee
      Prior to the completion of this offering, we will establish an audit committee comprised of three directors, at least one of whom will be “independent” as defined under and required by the federal securities laws and the NYSE rules. Because this offering is our initial public offering, the NYSE permits us to phase-in the independence of our audit committee. Upon completion of this offering, we will be required to have one independent audit committee member. We will be required to have a majority of independent members approximately 90 days after the date of this prospectus and to have all independent audit committee members approximately one year after the date of this prospectus. We anticipate that                     will be designated by our board of directors as the audit committee “financial expert” (as defined in the applicable regulations of the SEC). The audit committee will operate under a written charter adopted by the board of directors which reflects standards set forth in SEC regulations and NYSE rules. The composition and responsibilities of the audit committee and the attributes of its members, as reflected in the charter, are intended to be in accordance with applicable requirements for corporate audit committees. The charter will be reviewed, and amended if necessary, on an annual basis. The full text of the audit committee’s charter will be available on our website at www.delekus.com.
      As will be set forth in more detail in the charter, the audit committee will assist the board in fulfilling its oversight responsibility relating to our financial statements and the disclosure and financial reporting process, our system of internal controls, our internal audit function, the qualifications, independence and performance of our independent auditors, compliance with our code of business conduct, and ethics and legal and regulatory requirements. The audit committee will have the sole authority to appoint, retain, terminate, compensate and oversee the work of the independent auditors, as well as to pre-approve all audit and non-audit services to be provided by the independent auditors.

Compensation Committee
      Prior to the completion of this offering, we will establish a compensation committee comprised of three directors. The compensation committee will operate under a written charter adopted by the board of directors. The committee will be responsible for administering any incentive compensation plans, equity-based compensation plans and other benefit plans and making recommendations to the board of directors with respect to such plans. Also, the committee will evaluate the chief executive officer’s performance, determine compensation arrangements for all of our executive officers, including our chief executive officer, and make recommendations to the board of directors concerning compensation policies for us and our subsidiaries.
      Compensation Committee Interlocks and Insider Participation. None of our executive officers serves as a member of the compensation committee or board of directors of any other entity that has an executive officer serving as a member of our board of directors or compensation committee.

Director Compensation
      We do not currently pay any director fees to any of our directors. In conjunction with this offering, we will be adding independent directors to our board of directors and plan to pay our non-employee directors an annual cash fee of $           and an additional fee of $           per meeting attended. Each non-employee committee member will receive a fee of $           per committee meeting attended. In addition, our non-employee directors will receive annually                     stock options and                      restricted stock units or restricted shares which will vest in equal amounts over a four year period. We will also reimburse our directors for all reasonable expenses incurred for attending meetings and service on our board of directors. See “Management — IPO Awards” for information regarding stock option and restricted stock unit awards to be granted to non-employee directors in connection with this offering.

Executive Compensation
      The following table sets forth information regarding compensation awarded to, earned by, or paid to our president and chief executive officer and our four other most highly compensated executive officers for fiscal year 2005. We sometimes refer to these executives as the “named executive officers” elsewhere in this prospectus.
Summary Compensation Table

	Annual Compensation			All Other
				Compensation
Name and Principal Position	Salary($)	Bonus($)(1)(2)		($)(4)

Ezra Uzi Yemin
President and Chief Executive Officer	$261,692	$350,000	(3)	$49,323
Lynwood Gregory
Senior Vice President of Delek US	$177,230	—		$12,741
Frederec Green
Chief Operating Officer of Delek Refining	$158,173	$25,000		$141
Edward Morgan
Vice President and Treasurer	$150,000	$20,000		$11,622
Tony McLarty
Vice President	$140,000	$20,000		$10,918

(1)	Represents a one-time special bonus paid in May 2005 upon the completion of the Tyler refinery acquisition.

(2)	Annual bonuses for fiscal year 2005 have not yet been determined. It is our practice to evaluate the eligibility of officers for bonuses in March and make payments in April based on company and individual performance.

(3)	Includes an additional $200,000 bonus paid on February 6, 2006.

(4)	Includes the following payments for each named executive officers:

		Premiums paid by us with	Severance and
	Matching contributions to	respect to term life	vacation payments
	our 401(k) plan	insurance policies	accrued in fiscal 2005

Ezra Uzi Yemin	$13,182	$141	$36,000 (1)
Lynwood Gregory	$12,600	$141	—
Frederec Green	—	$141	—
Edward Morgan	$11,481	$141	—
Tony McLarty	$10,777	$141	—

(1)	Includes $12,000 in accrued severance payments and $24,000 in unused accrued vacation days that are payable upon termination of employment. See “— Employment Agreement with President and Chief Executive Officer”.

      The following table shows information about the value of our named executive officers’ unexercised options as of December 31, 2005. None of our named executive officers exercised options in 2005.
Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

	Number of Securities		Value of Unexercised In-
	Underlying Unexercised		The-Money Options at
	Options at Fiscal Year End		Fiscal Year End(1)

Name	Exercisable	Unexercisable	Exercisable	Unexercisable

Ezra Uzi Yemin
Lynwood Gregory	—	—	—	—
Frederec Green	—	—	—	—
Edward Morgan	—	—	—	—
Tony McLarty	—	—	—	—

(1)	The dollar values have been calculated by determining the difference between the fair market value of the securities underlying the options at December 31, 2005 and the exercise prices of the options. Solely for purposes of determining the value of the options at December 31, 2005 we have assumed that the fair market value of the common stock issuable upon exercise of options was $ , the assumed initial public offering price, which is the midpoint of the range set forth on the cover page of this prospectus, since our common stock was not traded on an established market prior to this offering. The above calculations for Mr. Yemin assume completion of this offering.
Employment Agreement with President and Chief Executive Officer
      We and our subsidiary, MAPCO Express, entered into an employment agreement with Ezra Uzi Yemin, our president and chief executive officer, effective May 1, 2004, which has been subsequently amended. The amended agreement provides for Mr. Yemin to serve as the president and chief executive officer of MAPCO Express through April 30, 2009, unless the agreement is terminated earlier by any party for any reason upon 12 months notice or Mr. Yemin’s death.
      Mr. Yemin is entitled to a base salary of $24,000 per month and is eligible to receive an annual performance bonus at the sole discretion of our board of directors. Mr. Yemin may participate in any benefit plans, policies, programs and payroll practices that MAPCO Express makes available to other employees. The employment agreement also entitles Mr. Yemin to specified perquisites and other personal benefits.
      Pursuant to the employment agreement, Mr. Yemin has been granted share purchase rights that permit him to purchase, subject to certain vesting requirements, up to                      shares of our common stock, representing 5% of our shares outstanding immediately prior to the completion of this offering. These share purchase rights become exercisable, subject to vesting, upon the completion of this offering, provided Mr. Yemin is employed by MAPCO Express at the time. Under the applicable vesting provisions, Mr. Yemin will be entitled to purchase up to one-fifth of these shares for each year of his employment (pro rated monthly) from May 2004 until the expiration of the employment agreement in April 2009. Mr. Yemin may purchase these shares at an exercise price of $          per share, which is based upon an assumed total market value of our equity of $80.0 million at May 1, 2004, the date of grant.
      The share purchase rights terminate upon the earlier of (i) the one-year anniversary of Mr. Yemin’s termination of employment for any reason or (ii) April 30, 2010, the one-year anniversary of the expiration of his employment agreement. If Mr. Yemin voluntarily terminates his employment, he will be entitled to purchase 90% of any unexercised share purchase rights which have vested as of the date of such termination.
      For information regarding the value of these share purchase rights, see the table captioned “Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values” under “Executive Compensation” above. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Comparability” for a discussion of the anticipated effect of these share purchase rights and stock options to be granted in connection with this offering on our future results.

      Upon the expiration of the employment agreement or its termination by us, MAPCO Express or Mr. Yemin, Mr. Yemin is entitled to a continuation of his base salary for a period of one month. During any such salary continuation period, if Mr. Yemin resides in the United States, he will be entitled to continue to receive all of the perquisites and other personal benefits provided for in the agreement. If Mr. Yemin resides in Israel during any salary continuation period, he will be entitled to specified perquisites and other personal benefits. In the event that the agreement is terminated by any party for any reason prior to its expiration, Mr. Yemin will also be entitled to severance payments of $1,000 for each full month of employment with MAPCO Express or its affiliates from January 2005 through the date of termination, and to payment for unused vacation days accrued through the date of termination. Furthermore, in the event no shares underlying the share purchase rights have been issued to Mr. Yemin by April 30, 2009, upon the earlier of (i) termination of the agreement by any party for any reason prior to its expiration or (ii) a change in control (as defined in the agreement) of MAPCO Express, Mr. Yemin will be entitled to receive an additional bonus payment not to exceed $3.0 million, if we meet specified pre-tax profit targets. However, if Mr. Yemin voluntarily terminates his employment prior to the issuance of shares underlying his share purchase rights, he will be entitled to receive 90% of such additional bonus payment or to purchase 90% of any vested and unexercised share purchase rights accrued or vested through the date of such termination.
      In the event that Mr. Yemin decides to sell any shares purchased through the exercise of his share purchase rights to a third party, MAPCO Express has an exclusive right of first refusal to purchase the shares. Additionally, if Mr. Yemin’s employment agreement is terminated for any reason, MAPCO Express has the right during the ten-day period following the date of termination to purchase some or all of the shares held by Mr. Yemin, if any, at a purchase price equal to the fair market value of the shares.
Delek US Holdings, Inc. 2006 Long-Term Incentive Plan
      The following contains a summary of the material terms of our 2006 long-term incentive plan, which will be adopted by our board of directors and approved by our stockholder prior to the closing of this offering. The plan will enable us to attract, motivate, reward and retain key personnel through the grant of equity and cash-based incentive awards. The plan permits us to grant stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards and cash incentive awards to directors, officers, employees, consultants and other individuals (including, advisory board members) who perform services for us or our affiliates.
      Generally, the compensation committee will administer the plan, will have discretion to select the persons to whom awards will be made under the plan and prescribe the terms and conditions of each award under the plan. The board of directors also has the power to administer the plan. With respect to the application of the plan to non-employee directors, the board of directors will have sole responsibility and authority for matters relating to the grant and administration of awards. Subject to applicable law, the compensation committee also has discretion to delegate all or a portion of its authority under the plan.
      Up to                      shares of our common stock may be issued under the plan (subject to adjustment to reflect certain transactions and events specified in the plan). Shares covered by the unexercised portion of an award that terminates, expires or is canceled or settled in cash, shares forfeited or repurchased under the plan, and shares withheld or surrendered in order to pay the exercise or purchase price under an award or to satisfy the tax withholding obligations associated with the exercise, vesting or settlement of an award will again become available for issuance under the plan.
      The compensation committee may grant stock options (including non-qualified and incentive stock options) and stock appreciation rights under the plan. A stock appreciation right entitles the recipient to receive the excess of the fair market value of a share of our common stock on the date of exercise over the designated base price of the stock appreciation right. The exercise price of an option and the base price of a stock appreciation right will be determined by the compensation committee, but may not be less than the fair market value of the underlying shares on the date of grant. The compensation committee will determine the term of each option and stock appreciation right, but the maximum term of each option and stock appreciation right will be ten years. Subject to this limit, the times at which each will be exercisable and provisions requiring forfeiture of unexercised options or stock appreciation rights at or following termination of employment or other service or upon the occurrence of other events generally are fixed by the compensation committee. The methods by which the exercise price of a stock option may be paid or deemed to be paid and the form of such payment (including, cash, shares of our common stock, and other awards) will be determined by the compensation committee. The methods of exercise and settlement, the form of consideration payable on settlement and other terms of stock appreciation rights will be determined by the compensation committee.
      The compensation committee may also grant restricted stock and restricted stock units under the plan. Prior to the end of the restricted period, shares of restricted stock may not be transferred, and will be forfeited in the event of termination of employment or other service in specified circumstances. The compensation committee will establish the length of the restricted period for awards of restricted stock. Aside from the risk of forfeiture and non-transferability, an award of restricted stock entitles the recipient to the rights of a holder of our common stock, including the right to vote the shares and to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the compensation committee).
      Restricted stock units confer upon the recipient the right to receive shares of our common stock at the end of a specified deferral or vesting period. The compensation committee will establish any vesting requirements for restricted stock units granted for continuing services. Prior to settlement, restricted stock unit awards carry no voting or dividend rights or other rights associated with ownership of our common stock, but dividend equivalents will be paid or accrue unless otherwise determined by the compensation committee.
      The plan authorizes the compensation committee to grant short term and long term cash incentive awards as well as other types of awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to our common stock including, without limitation, stock bonuses, dividend equivalents, convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for our common stock, awards with value and payment contingent upon our performance or the performance of any of our business units or any other factors designated by the compensation committee, and awards valued by reference to the book value of our common stock or the value of securities of or the performance of our subsidiaries or affiliates or other business units and awards designed to comply with or take advantage of other applicable local laws or jurisdictions other than the United States. Cash incentive awards, including annual incentive awards and long-term incentive awards will be earned at such times, and under such circumstances, including the degree of attainment of performance goals or future service requirements as the compensation committee may determine. The compensation committee will determine the terms and conditions of all such awards.
      Unless sooner terminated by the board of directors, the plan shall expire on the tenth anniversary of the date of its adoption by the board of directors. The board of directors may amend or terminate the plan at any time, provided, however, that no such action may adversely affect a holder’s rights under an outstanding award without the holder’s written consent. Any amendment to the plan that would increase the aggregate number of shares of our common stock issuable under the plan, that would modify the class of persons eligible to receive awards under the plan or that would otherwise be required to be approved by our stockholders under applicable law or the requirements of any stock exchange or market upon which our common stock may then be listed shall be subject to the approval of our stockholders.
      The plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Internal Revenue Code do not apply during the applicable reliance period. In general, the reliance period ends upon the earliest of: (i) the expiration of the plan; (ii) the material modification of the plan; (iii) the issuance of all available stock and other compensation that has been allocated under the plan; or (iv) the first stockholder meeting at which directors are to be elected that occurs after the close of the third calendar year in which we became publicly held.

IPO Awards
      We plan to grant an aggregate of                     stock options upon the completion of this offering to certain officers and employees and our non-employee directors under our 2006 long-term incentive plan, which options will have an exercise price equal to the initial public offering price of our common stock. In addition, we plan to award an aggregate of                     restricted stock units to certain officers and employees and our non-employee directors upon the filing of a registration statement on Form S-8 registering the shares of our common stock issuable under our 2006 long-term incentive plan, which Form S-8 we intend to file 30 days after the completion of this offering. The stock options and restricted stock units will vest in annual installments on the first four anniversaries of the date of completion of this offering.
Our 401(k) Plan
      We sponsor a voluntary 401(k) Employee Retirement Savings Plan for eligible employees administered by Fidelity Management Trust Company. Employees must be at least 21 years of age and have one year of service with at least 1,000 hours worked to be eligible to participate in the plan. Employee contributions are matched on a fully-vested basis by us up to a maximum of 6% of eligible compensation.

PRINCIPAL STOCKHOLDERS
Beneficial Ownership of Our Common Stock
      The following table sets forth information regarding the beneficial ownership of our common stock upon completion of this offering by:

•	each person or entity who is known by us to beneficially own 5% or more of our outstanding common stock;

•	each of our directors;

•	each of our executive officers named in the Summary Compensation Table; and

•	all our directors and executive officers as a group.
      The amounts and percentage of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. The number of shares of common stock outstanding used in calculating the percentage for each listed person includes the shares of common stock underlying options or share purchase rights held by such person that are, or within 60 days after the date of this prospectus will become, exercisable, but excludes shares of common stock underlying options or share purchase rights held by any other person.
      Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.
      Percentage of beneficial ownership after the transaction is based on                      shares of common stock outstanding at the completion of this offering. The table assumes that the underwriters’ option to purchase additional shares is not exercised and excludes any shares purchased in this offering by the respective beneficial owners.
      Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 830 Crescent Centre Drive, Suite 300, Franklin, Tennessee 37067.

	Before Offering		After Offering(1)

	Number of	Percentage of	Number of	Percentage of
	Shares	Shares	Shares	Shares
	Beneficially	Beneficially	Beneficially	Beneficially
Name of Beneficial Owners, Directors and Executive Officers	Owned	Owned	Owned	Owned

Delek Group Ltd.(2)(3)
Yitzchak Sharon Teshuva(4)
Delek Petroleum Ltd.(2)(3)
Delek Hungary Holding Ltd.(2)(3)
Ezra Uzi Yemin(5)
Lynwood Gregory
Frederec Green
Edward Morgan
Tony McLarty
Gabriel Last
Asaf Bartfeld
Ronel Ben-Dov
Zvi Greenfeld
All current directors and executive officers as a group (11 persons)

(1)	The number of shares of common stock to be outstanding after the offering:

•	gives effect to a -for-one stock split of our common stock, which will be effective immediately prior to this offering;

•	excludes shares of common stock issuable upon the exercise of outstanding share purchase rights, having a weighted average exercise price of $ per share;

•	excludes shares of common stock issuable upon the exercise of stock options to be granted to certain directors, officers and employees under our 2006 long-term incentive plan upon completion of this offering;

•	excludes shares of common stock underlying restricted stock units to be awarded to certain directors, officers and employees under our 2006 long-term incentive plan upon the filing of a registration statement on Form S-8 registering the shares of our common stock issuable under our 2006 long-term incentive plan, which Form S-8 we intend to file within 30 days after the completion of this offering;

•	excludes shares of common stock reserved for future grants or awards from time to time under our 2006 long-term incentive plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us if they sell more than shares in the offering.

(2)	Delek Group Ltd. is the parent company of Delek Petroleum Ltd., and Delek Petroleum Ltd. is the parent company of Delek Hungary Holding Ltd., the record owner of all of our outstanding shares of common stock prior to this offering. Each entity may therefore, be deemed to beneficially own the shares held by Delek Hungary Holding Ltd.

(3)	The address of Delek Group Ltd. and Delek Petroleum Ltd. is Bet Adar Building, 7 Giborei Israel Street, P.O.B. 8464, New Industrial Park, Natanya (South) 42504, Israel. The address of Delek Hungary Holding Ltd. is 1134 Budapest, Vaci ut 35, Hungary.

(4)	Mr. Teshuva beneficially owns 64.4% of the outstanding equity and voting ordinary shares of Delek Group Ltd. through two corporations that he controls. Mr. Teshuva may be deemed to be a beneficial owner of the common stock beneficially owned by Delek Group Ltd. Mr. Teshuva disclaims beneficial ownership of the common stock beneficially owned by Delek Group Ltd. pursuant to the rules promulgated under the Securities Exchange Act of 1934, as amended, or Exchange Act, except to the extent of his pecuniary interest therein. This information is as of January 11, 2006, and is based on filings made by Delek Group Ltd. with the Israel Securities Authority.

(5)	Consists of shares that Mr. Yemin has the right to purchase within 60 days of the date of this prospectus, assuming the completion of this offering.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
General
      Immediately prior to this offering, Delek Group Ltd. owned all our outstanding shares of common stock through Delek Hungary Holding Ltd., an indirect wholly-owned subsidiary. After this offering, Delek Group Ltd., through Delek Hungary Holding Ltd., will own      % of the outstanding shares of our common stock. If the underwriters’ option to purchase additional shares is exercised in full, immediately following this offering, Delek Group Ltd., through Delek Hungary Holding Ltd., will own      % of our common shares. For as long as Delek Group Ltd., through Delek Hungary Holding Ltd., continues to own shares of common stock representing more than 50% of the total voting power of our common stock, Delek Group Ltd. will continue to have the power acting alone to approve any action requiring a vote of the majority of our voting shares and to elect all of our directors.
Equity Investment in EL-AD DELEK LLC
      Between June 20, 2002 and December 31, 2003, we were the nominee of our affiliates Delek – The Israel Fuel Corporation Ltd. and Delek Motors Ltd., each a subsidiary of Delek Group Ltd., with regard to a two-thirds membership interest in another affiliate, El-Ad Delek LLC, a Delaware limited liability company. The two-thirds membership interest in El-Ad Delek LLC was beneficially owned in equal amounts by those affiliates and held of record by us. El-Ad Delek LLC is principally engaged in the ownership and charter operations of a corporate aircraft based in New Jersey. During this period we did not invest any amounts in this entity, did not exercise control over this entity and were not entitled to any of the economic benefits or risks of loss of ownership. On December 31, 2003, we agreed to terminate this nominee arrangement so that Delek – The Israel Fuel Corporation Ltd. and Delek Motors Ltd. would become record, as well as beneficial, owners of their respective one third beneficially-owned interests in El-Ad Delek LLC held by us as nominee.
      We purchased the one-third interest owned by Delek – The Israel Fuel Corporation Ltd., pursuant to a purchase agreement stated to be effective as of December 31, 2003. As consideration for the sale of the interest, we executed and delivered to Delek – The Israel Fuel Corporation Ltd. a variable rate promissory note in the amount of approximately $6.7 million for which the entire principal balance and interest was due in full on January 1, 2009. The note bore interest based on LIBOR plus 1.50% per year. In May 2004, we agreed with Delek – The Israel Fuel Corporation Ltd., effective as of December 31, 2003, to terminate the purchase agreement, to cancel the variable rate promissory note, and to rescind the sale of the one-third interest of Delek – The Israel Fuel Corporation Ltd. in El-Ad Delek LLC.
Notes Payable to Related Parties
      In addition to the variable rate promissory note issued in connection with the purchase of our membership interest in El-Ad Delek LLC, we have issued the following promissory notes payable to Delek — The Israel Fuel Corporation Ltd. and Delek Group Ltd., two of our affiliates.
      On February 26, 2003, to partially finance our purchase of seven Tennessee convenience stores from Pilot Travel Centers, LLC, we signed a promissory note payable to Delek – The Israel Fuel Corporation Ltd. in the amount of $3.5 million. The promissory note bore interest at a rate of 4.0% per year. On August 17, 2004, we modified the maturity date of this note payable from August 26, 2004 to December 31, 2005. On May 24, 2005, we repaid all interest and principal due under the note.
      On April 28, 2004, to partially finance our purchase of Williamson Oil Co., Inc., we signed a promissory note payable to Delek – The Israel Fuel Corporation Ltd. in the principal amount of $25.0 million. The note bears interest at a rate of 6.30% per year with interest and principal payments due upon maturity on April 27, 2008. We intend to use a portion of the net proceeds from this offering to repay all interest and principal due under the note.
      On April 27, 2005, to partially finance our purchase of our refinery, we signed a note payable to Delek Group Ltd., in the amount of $35.0 million. The note bears interest at a rate of 7.0% per year, which is due and payable in semi-annual installments, commencing July 1, 2007. The entire principal amount plus accrued and unpaid interest is due upon maturity on April 27, 2010. On November 23, 2005, we repaid $17.5 million of the principal and all accrued interest through that date under the note. We intend to use a portion of the net proceeds from this offering to repay all remaining principal and interest due under the note.
Guarantees by Affiliates
      In connection with a Credit Agreement with Bank of Leumi and Bank Hapoalim BM that we entered into on July 31, 2002, and which was amended and restated on April 28, 2004, Delek – The Israel Fuel Corporation Ltd. entered into a limited guaranty in favor of Bank of Leumi and Bank Hapoalim BM, the general terms of which required Delek – The Israel Fuel Corporation Ltd. to guaranty payment of a significant portion of our obligation, if we were unable to perform our payment obligations under the Credit Agreement. The guaranty was to expire on the earlier of July 1, 2011 or the complete payment and satisfaction of all amounts outstanding under the Credit Agreement. In May 2004, we agreed to pay Delek — The Israel Fuel Corporation Ltd. a fee for the guaranty in the amount of $150,000 per quarter and that the payment of this fee would be effective retroactive to July 1, 2003. During June 2004, Delek – The Israel Fuel Corporation Ltd. agreed to terminate the fee agreement effective April 1, 2004, and subsequently, in September 2004, agreed to forgive the guarantee fees earned for the period July 1, 2003 through March 31, 2004.
      In connection with our April 29, 2005, SunTrust ABL revolver, Delek Group Ltd. executed a $5 million guaranty in favor of the lenders. In return, we agreed to pay Delek Group Ltd. guarantee fees equal to 1.5% per year of the guaranteed amount. The lenders terminated the guaranty on October 1, 2005. We are required to pay Delek Group Ltd. prorated fees of $31,849 on or prior to March 31, 2006 in satisfaction of our obligations to it under the guaranty.
      In connection with our April 26, 2005, $30.0 million promissory note issued to the Israel Discount Bank of New York and our April 27, 2005, $20.0 million promissory note issued to Bank Leumi USA, Delek Group Ltd. guaranteed certain of our obligations to these lenders. In consideration of the guaranties, we agreed to pay Delek Group Ltd. quarterly fees equal to 1.5% per year of the principal amounts of indebtedness outstanding as of the last business day of each calendar quarter. We are required to pay the full amount of guarantee fees payable for the year ended December 31, 2005 (approximately $482,466) on or prior to March 31, 2006. The guarantee fees are payable quarterly commencing in the second quarter of 2006.
      In June 2005, in connection with our refinery operations, Delek Group Ltd. guaranteed certain of our obligations to a crude oil supplier. In return, we agreed to pay Delek Group Ltd. guarantee fees of $12,500 per month for every calendar month during the quarter in which we incur debt that is subject to the guaranty. We are required to pay the full amount of guarantee fees payable for the year ended December 31, 2005 (approximately $62,466) on or prior to March 31, 2006. The guarantee fees are payable quarterly commencing in the second quarter of 2006.
      In August 2005, in connection with forward contracts we entered into with Citibank, N.A., an affiliate of Citigroup Global Markets Inc., one of the underwriters of this offering, Delek Group Ltd. guaranteed certain of our obligations up to $25.0 million to Citibank N.A. In consideration of that guaranty, we agreed to pay Delek Group Ltd. quarterly fees based on 1.5% per year of the average quarterly exposure to Delek Group Ltd. as a result of our forward contract activities. This guarantee was terminated effective as of January 1, 2006. We are required to pay the full amount of guarantee fees payable for the year ended December 31, 2005 (approximately $14,324) on or prior to March 31, 2006.
      Since our inception, Delek – The Israel Corporation Ltd. has guaranteed certain of our fuel purchasing activities at no charge to us. At December 31, 2005, our obligations supported by these guarantees approximated $4.0 million. In 2003 and 2004, Delek – The Israel Fuel Corporation Ltd. issued letters of credit totaling $9.5 million for our benefit to support certain of our fuel purchases at no charge to us. As of December 31, 2005, these letters of credit remained outstanding.

Loans to President and Chief Executive Officer
      On August 20, 2004, we provided Mr. Yemin, our president and chief executive officer, with an interest-free loan in the amount of $100,000 in connection with his employment agreement, which is due in full upon the termination of Mr. Yemin’s employment. On November 14, 2005, in connection with an amendment of Mr. Yemin’s employment agreement, we provided Mr. Yemin with an additional interest free loan in the amount of $100,000, which is due in full upon the termination of Mr. Yemin’s employment. As of December 31, 2005, the full amount of both these loans were outstanding. See “Management — Employment Agreement with President and Chief Executive Officer”. These loans were repaid in full to us on February 7, 2006.
Consulting Agreement with Company Affiliated with Director
      As of May 1, 2005, we entered into a consulting agreement with Greenfeld-Energy Consulting, Ltd., a company owned and controlled by one of our directors, Zvi Greenfeld. Pursuant to the consulting agreement we compensated Greenfeld-Energy Consulting, Ltd. $7,150 per month from May through August 2005 and $7,670 commencing September 2005, plus reasonable expenses, for consulting services relating to the refining industry performed personally by Mr. Greenfeld. The agreement continues in effect until terminated by either party upon six months advance notice to the other party. In 2005, we paid $51,610 to Mr. Greenfeld under the consulting agreement.
Management and Consulting Agreement with Delek Group Ltd.
      As of January 1, 2006, we entered into a management and consulting agreement with Delek Group Ltd., pursuant to which key management personnel of Delek Group Ltd. provide management and consulting services to us, including matters relating to long-term planning, operational issues and financing strategies. The agreement has an initial term of one year and will continue thereafter until either party terminates the agreement upon 30 days’ advance notice. As compensation, the agreement provides for payment to Delek Group Ltd. of $125,000 per calendar quarter payable within 90 days of the end of each quarter and reimbursement for reasonable out-of-pocket costs and expenses incurred on our behalf.

DESCRIPTION OF CAPITAL STOCK
      In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws and effect a      -for-one stock split of our common stock. The following summary of our capital stock does not relate to our current certificate or bylaws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering. This information does not purport to be complete and is subject to, and qualified in its entirety by reference to, the terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be included as exhibits to the registration statement of which this prospectus forms a part, and the provisions of applicable Delaware law, the state in which we are incorporated.
      Upon the completion of this offering our authorized capital stock will consist of                      shares, of which                      shares will be common stock, $0.01 par value, and                      shares will be preferred stock, $           par value, the rights and preferences of which may be established from time to time by our board of directors. Upon completion of the offering there will be                      shares of common stock outstanding and no outstanding shares of preferred stock.
Common Stock
      Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights in connection with the election of directors. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election.
      Subject to any preferential rights of any then outstanding preferred stock, holders of common stock are entitled to receive any dividends that may be declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and any preferential rights of our preferred stock then outstanding.
      Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares of common stock offered by us in this offering, when issued, will be, validly issued, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.
Preferred Stock
      Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval. Though, we have no current intention to issue any shares of preferred stock, our certificate of incorporation permits us to issue up to                      shares of preferred stock. Subject to the provisions of our certificate of incorporation and limitations prescribed by law, our board of directors is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.
      The issuance of preferred stock may adversely affect the rights of our common stockholders by, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change in control without further action by the stockholders.

      As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation
      Our certificate of incorporation contain provisions that could make it more difficult to acquire control of our company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Preferred Stock
      We believe that the availability of the preferred stock under our certificate of incorporation provides us with flexibility in addressing corporate issues that may arise. Having these authorized shares available for issuance will allow us to issue shares of preferred stock without the expense and delay of a special stockholders’ meeting. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. The board of directors has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.

Advanced Notice Procedure
      Our bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Only persons nominated by, or at the direction of, our board of directors or by a stockholder who has given proper and timely notice to our secretary prior to the meeting, will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to our board of directors must constitute a proper matter for stockholder action pursuant to the notice of meeting delivered to us. For notice to be timely, it must be received by our secretary not less than 60 nor more than 90 calendar days prior to the first anniversary of the previous year’s annual meeting (or if the date of the annual meeting is advanced more than 30 calendar days or delayed by more than 30 calendar days from such anniversary date, not earlier than the 90th calendar day prior to such meeting or the 10th calendar day after public disclosure of the date of such meeting is first made). These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of us.

Special Meetings of Stockholders
      Our bylaws provide that special meetings of stockholders may be called only by our chairman of the board, president or secretary after written request of a majority of our board of directors.
Anti-Takeover Effects of Delaware Law
      Section 203 of the DGCL provides that, subject to exceptions specified therein, an “interested stockholder” of a Delaware corporation shall not engage in any “business combination,” including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

•	on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.
      Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The restrictions described above also do not apply to specified business combinations with a person who is an “interested stockholder” prior to the time when the corporation’s common stock is listed on a national securities exchange, so these restrictions would not apply to a business combination with any person who is a stockholder of Delek US Holdings, Inc. prior to this offering.
      Except as otherwise specified in Section 203, an “interested stockholder” is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

•	the affiliates and associates of any such person.
      Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.
Limitation on Liability and Indemnification Matters
      Our certificate of incorporation limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of our company and our stockholders, through stockholders’ derivative suits on behalf of our company, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply if the directors acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from their actions as directors. In addition, our bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law.
      We have entered into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers.
      In addition, we maintain directors’ and officers’ liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, errors and other wrongful acts.
      There is no currently pending material litigation or proceeding involving any of our directors or officers for which indemnification is sought.

Listing
      We have applied to list our common stock on the NYSE under the symbol “               .”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is                     .

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.
      Upon completion of this offering,                      shares of common stock will be outstanding. The number of shares of common stock to be outstanding:

•	gives effect to a -for-one stock split of our common stock, which will be effective immediately prior to this offering;

•	excludes shares of common stock issuable upon the exercise of outstanding share purchase rights, having a weighted average exercise price of $ per share;

•	excludes shares of common stock issuable upon the exercise of stock options to be granted to certain directors, officers and employees under our 2006 long-term incentive plan upon completion of this offering;

•	excludes shares of common stock underlying restricted stock units to be awarded to certain directors, officers and employees under our 2006 long-term incentive plan upon the filing of a registration statement on Form S-8 registering the shares of our common stock issuable under our 2006 long-term incentive plan, which Form S-8 we intend to file within 30 days after the completion of this offering;

•	excludes shares of common stock reserved for future grants or awards from time to time under our 2006 long-term incentive plan; and

•	assumes no exercise by the underwriters of their option to purchase up to additional shares of common stock from us if they sell more than shares in the offering.
      Of these shares,                      shares (or in the event the underwriters’ option to purchase additional shares is exercised,                      shares) of our common stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or Securities Act, except for any shares of our common stock purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below. The remaining                      shares of our common stock outstanding upon completion of this offering are deemed “restricted shares,” as that term is defined under Rule 144 of the Securities Act.
      Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which rules are described below.
Rule 144
      In general, under Rule 144 as currently in effect, a person, or persons whose shares must be aggregated, who has beneficially owned restricted shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering, or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also generally subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)
      Under Rule 144(k), a person, or persons whose shares must be aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitations or notice or public information requirements of Rule 144. Therefore, unless otherwise restricted, the shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. All of our shares outstanding prior to this offering are held by an affiliate, and therefore will not be saleable under Rule 144(k) unless such stockholder ceases to be an affiliate during the 90 days preceding a sale, and any such sale could be made only following expiration or waiver of the lock-up agreements referred to below.
Lock-up Agreements
      Our officers and directors, Delek Hungary Holding Ltd. and Delek Group Ltd. who will collectively hold after this offering                      shares of common stock have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus.
Registration of Shares in Connection with Delek US Holdings, Inc. 2006 Long-Term Incentive Plan and Share Purchase Rights
      We intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock to be issued pursuant to our 2006 long-term incentive plan and share purchase rights held by our president and chief executive officer. Based on the number of shares reserved for issuance under the 2006 long-term incentive plan and share purchase rights, the registration statement would cover approximately            shares in total, which reflects                      shares reserved under the 2006 long-term incentive plan and            shares reserved pursuant to the share purchase rights. The registration statement will become effective upon filing. Accordingly, shares of common stock registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

MATERIAL UNITED STATES FEDERAL INCOME TAX
CONSIDERATIONS TO NON-U.S. HOLDERS
General
      The following is a summary of the material United States federal income tax and estate tax considerations related to the ownership and disposition of our common stock by a Non-U.S. Holder (as defined below). This summary is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as “IRS” in this summary.
      This summary assumes that Non-U.S. Holders will hold shares of our common stock as capital assets within the meaning of Section 1221 of the Code. It does not discuss all of the tax considerations that may be relevant to Non-U.S. Holders of our common stock in light of their particular circumstances or to Non-U.S. Holders of common stock subject to special rules, such as financial institutions, regulated investment companies, insurance companies, pension funds, tax-exempt organizations, partnerships or other pass-through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the common stock as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction. In addition, this summary does not discuss any United States tax consequences to a Non-U.S. Holder that is a controlled foreign corporation, passive foreign investment company, corporation that accumulates earnings to avoid U.S. federal income tax, or a U.S. expatriate. This summary does not address all aspects of United States federal income and estate taxes and does not address any state, local or non-United States tax considerations.
      We have not requested a ruling from the IRS on the tax consequences of owning our common stock. As a result, the IRS could disagree with portions of this discussion. Persons considering the purchase of our common stock should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations, as well as any tax considerations under other United States federal tax laws, and the laws of any state, local or foreign jurisdiction.
      For purposes of this summary, a “Non-U.S. Holder” is a beneficial owner of common stock that is not, for United States federal income tax purposes, any of the following:

•	a citizen or individual resident of the United States;

•	a corporation, partnership or other entity treated as a corporation or partnership, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury regulations to be treated as a U.S. person.
      If an entity treated as a partnership for U.S. federal income tax purposes holds shares of common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. If you are a partner of a partnership holding shares of common stock, we suggest you consult your own tax advisor.

Distributions to Non-U.S. Holders
      Dividends paid to a Non-U.S. Holder that are not effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate or, if an income tax treaty applies and certain certification requirements are satisfied, a lower rate specified by the treaty. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.
      Withholding generally is imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. federal income tax purposes. However, we may elect to withhold on less than the gross amount of the distribution if we determine that the distribution is not paid out of our current or accumulated earnings and profits, based on our reasonable estimates.
      A Non-U.S. Holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.
      Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, attributable to a Non-U.S. Holder’s U.S. permanent establishment, are exempt from U.S. federal withholding tax if the Non-U.S. Holder furnishes to us or our paying agent the appropriate IRS form and other applicable requirements are met. However, dividends exempt from U.S. federal withholding tax because they are “effectively connected” or attributable to a U.S. permanent establishment under an applicable tax treaty are subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or a lower rate specified by an applicable tax treaty.
Gain on Disposition of Common Stock by Non-U.S. Holders
      A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following applies:

•	The gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business within the United States and, if a tax treaty applies, the gain is attributable to a Non-U.S. Holder’s U.S. permanent establishment. In such case, the Non-U.S. Holder will, unless an applicable tax treaty provides otherwise, generally be taxed on its net gain derived from the sale at regular graduated U.S. federal income tax rates, and in the case of a foreign corporation, may also be subject to the branch profits tax described above;

•	A Non-U.S. Holder who is an individual holds our common stock as a capital asset, is present in the United States for 183 or more days in the taxable year of the sale or other disposition, and certain other conditions are met. In such a case, the Non-U.S. Holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. sourced capital losses; or

•	We are or have been a “United States real property holding corporation”, or “USRPHC”, for United States federal income tax purposes during specified periods.
      Because of the real property and retail fuel and convenience stores we own, we may be, or may become, a USRPHC. The determination of whether we are a USRPHC is fact specific and depends on the composition of our assets. Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Non-U.S. Holders will be subject to U.S. federal income tax with respect to gain recognized on the sale, exchange or other disposition of our common stock if we are, or were, a USRPHC at any time during the shorter of the five-year period ending on the date of the sale or other disposition and the period a non-U.S. holder held our common stock (the shorter period referred to as the “lookback period”). However, if we are, have been, or become, a USRPHC and our common stock is regularly traded on an established securities market (such as the NYSE), only a Non-U.S. Holder who (actually or constructively) holds or held during the lookback period more than five percent of our common stock would be subject to U.S. federal income tax on a disposition of our common stock.

      You are encouraged to consult your own tax advisor regarding our possible status as a “United States real property holding corporation” and its possible consequences in your particular circumstances.
U.S. Federal Estate Tax
      Common stock owned or treated as owned by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. estate tax purposes, at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding Tax
      Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established. In general, backup withholding will not apply to dividends paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person. The backup withholding rules generally do not apply to payments to corporations, whether domestic or foreign.
      Under United States Treasury regulations, the payment of proceeds from the disposition of our common stock by a Non-U.S. Holder made to or through a foreign office of a broker to its customer generally is not subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, a foreign partnership engaged in a United States trade or business or a foreign partnership with significant United States ownership, then information reporting (but not backup withholding) will be required, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met (and the broker has no actual knowledge or reason to know to the contrary). Information reporting and backup withholding generally will apply to proceeds of a disposition of our common stock effected at a United States office of any United States or foreign broker, unless the broker has in its records documentary evidence that the beneficial owner of the payment is not a U.S. person or is otherwise entitled to an exemption, and other applicable certification requirements are met (and the broker has no actual knowledge or reason to know to the contrary).
      Backup withholding does not represent an additional income tax. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.
      The foregoing discussion of certain U.S. federal income and estate tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult with his own tax adviser regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, holding and disposing of our common stock.

UNDERWRITING
      Lehman Brothers Inc. and Citigroup Global Markets Inc. are acting as representatives of the underwriters. Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement, each of the underwriters named below has severally, and not jointly, agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Citigroup Global Markets Inc.

Total

      The underwriting agreement provides that the underwriters’ obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of common stock offered hereby, if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.
Discounts, Commissions and Expenses
      The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	Without Underwriters’	With Underwriters’
	Option	Option

$ Per Share	$	$
$ Total	$	$
      The representatives of the underwriters have advised us that the underwriters propose to offer the shares of our common stock directly to the public at the initial public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $           per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $           per share to other dealers. After this offering, the representatives may change the offering price and other selling terms.
      The expenses of the offering that are payable by us are estimated to be $                    (excluding underwriting discounts and commissions).
Option to Purchase Additional Shares
      We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of                      shares of our common stock at the initial public offering price on the cover of this prospectus less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than                      shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the table at the beginning of this Underwriting section.

Lock-Up Agreements
      We, Delek Group Ltd., Delek Hungary Holding, Ltd. and all of our officers and directors have agreed that, without the prior written consent of the representatives of the underwriters, we and they will not, subject to some exceptions, and limited extensions in certain circumstances, directly or indirectly, offer, pledge, announce the intention to sell, sell, contract to sell, sell an option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of any common stock of the company or any securities which may be converted into or exchanged for any common stock or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock for a period of 180 days from the date of this prospectus other than permitted transfers.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event, or we are notified in writing by the representatives of the underwriters that, in their reasonable judgment, a material event relating to us has occurred; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period.
      In either case, the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.
      Lehman Brothers Inc. and Citigroup Global Markets Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Citigroup Global Markets Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.
Offering Price Determination
      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.
Indemnification
      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program described below, and to contribute to payments that the underwriters may be required to make for these liabilities.
Directed Share Program
      At our request, the underwriters have reserved for sale at the initial public offering price up to                shares offered hereby for officers, directors, employees and certain other persons associated with us. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.
Stabilization, Short Positions and Penalty Bids
      The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.
      Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.
Electronic Distribution
      A prospectus in electronic format may be made available by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Listing on New York Stock Exchange
      We intend to apply to list our common shares on the NYSE under the symbol “          .”
Discretionary Sales
      The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.
Relationships
      Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us or our affiliates, for which they received or will receive customary fees and expenses. The underwriters and their respective affiliates may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business. Affiliates of Lehman Brothers Inc. acted as lead arranger and as a lender in connection with the amended and restated credit facility we entered into as of April 28, 2005. In the third quarter of 2005, an affiliate of Citigroup Global Markets Inc. entered into certain forward contracts with us. These contracts have since expired.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fulbright & Jaworski L.L.P., New York, New York. The underwriters have been represented by Simpson Thacher & Bartlett LLP, New York, New York.
CHANGE IN ACCOUNTANTS
      Since the audit for the year ended December 31, 2002, we have engaged Ernst & Young LLP to audit our consolidated financial statements as of the end of each of our fiscal years. In connection with this offering, Ernst & Young LLP informed us that, as the result of certain relationships between our foreign parent company and Kost Forer Gabbay & Kasierer, a member firm of the Ernst & Young global organization, Ernst & Young LLP concluded that it did not meet the independence requirements of Rule 2-01(c)(iii) of Regulation S-X in connection with our fiscal year ended December 31, 2004. Accordingly, on December 13, 2005 we engaged Mayer Hoffman McCann P.C. to re-audit our consolidated financial statements for that period in order to satisfy the requirements of the SEC. We have engaged Ernst & Young LLP to audit our consolidated financial statements for the year ending December 31, 2005 and Ernst & Young LLP has informed us that they meet applicable independence requirements of the SEC in respect of our 2002, 2003 and 2005 fiscal years.
      The reports of Ernst & Young LLP on our consolidated financial statements for the years ended December 31, 2002 and 2003 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with Ernst & Young LLP’s audits of our consolidated financial statements for the year ended December 31, 2002 and 2003, there were no reportable events and no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures, which, if not resolved to the satisfaction of Ernst & Young LLP would have caused Ernst & Young LLP to make reference to the matter in their report. We have requested Ernst & Young LLP to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter confirming its agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
      The report of Mayer Hoffman McCann P.C. on our consolidated financial statements for the year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with Mayer Hoffman McCann P.C.’s audit of our consolidated financial statement for the year ended December 31, 2004, there were no reportable events and no disagreements with Mayer Hoffman McCann P.C. on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Mayer Hoffman McCann P.C. would have caused Mayer Hoffman McCann P.C. to make reference to the matter in their report. We have requested Mayer Hoffman McCann P.C. to furnish a letter addressed to the SEC stating whether it agrees with the above statements. A copy of that letter confirming its agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.
EXPERTS
      The consolidated financial statements of Delek US Holdings, Inc. at December 31, 2003, and for each of the two years then ended, appearing in this prospectus and related registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, and at December 31, 2004, and for the year then ended, by Mayer Hoffman McCann P.C., independent registered public accounting firm, as set forth in their respective reports thereon appearing elsewhere in this prospectus, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.
      The combined financial statements of the Tyler Refinery and McMurrey Pipeline (A Business Component of Crown Central Petroleum Corporation) at December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, appearing in this prospectus and related registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The consolidated financial statements of Williamson Oil Co., Inc. as of and for the year ended November 30, 2003, appearing in this prospectus and related registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act to register the shares offered by this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other documents filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room and their copy charges by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains registration statements, reports, proxy information statements and other information regarding registrants that file electronically with the SEC. The address of the website is http://www.sec.gov.
      We are not yet subject to the information and periodic reporting requirements of the Exchange Act. Upon completion of this offering, we will become subject to such information and periodic reporting requirements.
      We intend to furnish holders of the shares of common stock offered in this offering with written annual reports containing audited consolidated financial statements together with a report by our independent certified public accountants, and make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim financial statements.

GLOSSARY OF SELECTED TERMS
      The following are definitions of some of the terms we use to describe our business and industry in this prospectus.

Alkylation	A refining process for chemically combining isobutane with olefin hydrocarbons (e.g., propylene, butylene) through the control of temperature and pressure in the presence of an acid catalyst, usually sulfuric acid or hydrofluoric acid. The product, alkylate, an isoparaffin, has high octane value and is blended with motor and aviation gasoline to improve the antiknock value of the fuel.

Anode grade coke	Grade of petroleum coke from a delayed coker low in metals such as vanadium, nickel and iron that is suitable for making graphite anodes for the aluminum smelting industry. If the metals content does not qualify as anode grade coke, then the coke is generally known as fuel grade. The choice of whether a coke may qualify as anode or fuel grade is driven solely by the crude slate of the crude unit upstream of the coker and the metals contained therein.

Atmospheric column	Refinery unit operated at atmospheric pressure.

Barrel	Common unit of measure in the oil industry which equates to 42 U.S. gallons.

Blendstocks	Various hydrocarbon streams produced from crude oil, natural gas processing, partially refined products and additives, which when blended together produce finished gasoline and diesel fuel; these may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

Bpd	Barrels per day, normally calculated as an average figure over a longer period of time. In production terms, the number of barrels of crude oil produced from a well during a 24 hour period; in refining terms, the number of barrels of crude oil input or refined petroleum products output by a refinery.

Catalytic cracking	The refining process of breaking down the larger, heavier, and more complex hydrocarbon molecules into simpler and lighter molecules. Catalytic cracking is accomplished by the use of a catalytic agent and is an effective process for increasing the yield of gasoline from crude oil. Catalytic cracking processes fresh feeds and recycled feeds.

• Fresh Feeds. Crude oil or petroleum distillates that are being fed to processing units for the first time.

• Recycled Feeds. Feeds that are continuously fed back for additional processing.

Complexity	Gasoline producing refineries are disaggregated according to refinery complexity. A “complex” refinery refers to a refinery with secondary heavy oil upgrading units downstream of atmospheric distillation. These secondary units include catalytic crackers, catalytic hydrocrackers and fluid or delayed cokers. A “topping” refinery refers to a refinery with no secondary heavy oil upgrading units. A “moderate complexity refinery” such as the Tyler refinery is characterized by its ability to produce a high percentage of valuable transportation fuels (or conversely, a low percentage of products with values lower than the cost of crude oil), but without the ability to further refine these products into chemicals, petrochemicals, or other specialty products.

Crack spread	A simplified benchmark for refining margins that measures the difference between the price for light products and crude oil. For example, 5-3-2 crack spread is often referenced and represents the approximate gross margin resulting from processing one barrel of a benchmark crude oil into three fifths of a barrel of gasoline, and two fifths of a barrel of high sulfur diesel.

Crude oil	A mixture of hydrocarbons that exists in liquid phase in natural underground reservoirs and remains liquid at atmospheric pressure after passing through surface separating facilities.

Delayed coking	A process by which heavier crude oil fractions can be thermally decomposed under conditions of elevated temperatures to produce a mixture of lighter oils and petroleum coke. The light oils can be processed further in other refinery units to meet product specifications. The coke can be used either as a fuel or in other applications such as the manufacturing of steel or aluminum. Delayed coking is differentiated from fluid coking by the alternating services of coke drums for process or drill-out purposes.

Distillates	Primarily diesel fuel, kerosene and jet fuel.

FCC (fluidized catalytic cracking)	Catalytic conversion of heavier and more complex hydrocarbons into lighter products and coke in a fluidized bed catalytic reactor with continuous catalyst regeneration. The light oils can be processed further in other refinery units to meet product specifications.

Feedstocks	Hydrocarbon compounds, such as crude oil and natural gas liquids, that are processed and/or blended into refined petroleum products.

Gathering lines	The pipes used to transport oil and gas from a producing field to the main transportation pipeline in the area.

Heavy oils	A general term for heavy fuel oils and residual fuel oil.

Henry Hub	The pricing point for natural gas futures contracts traded on the New York Mercantile Exchange (NYMEX).

High conversion refinery	Incorporates all the basic building blocks found in both the topping and hydroskimming refineries, and it also features gas oil conversion units such as catalytic cracking and hydrocracking units, olefin conversion units such as alkylation or polymerization units, and, frequently, coking units which process heavy oils and minimize or eliminate the production of residual fuels.

Hydrotreating	The process whereby feedstocks are placed into contact with hydrogen, under high pressure and at a high temperature, in the presence of a catalyst, to reduce the content of sulfur, nitrogen, metals, polyaromatics and olefins.

Independent refiner	A refiner that does not have crude oil exploration or production operations. An independent refiner purchases the crude oil used as feedstock in its refinery operations from third parties.

Isomerization	A refining process which alters the fundamental arrangement of atoms in the molecule without adding or removing anything from the original material. Used to convert normal butane into isobutane (C4), an alkylation process feedstock, and normal pentane and hexane into isopentane (C5) and isohexane (C6), high-octane gasoline components.

Jobber	A merchant who buys products (usually in bulk or lots) and then sells them to various retailers.

Long ton	2,240 lbs. (approximately 1,000 kg).

Lundberg Survey	An independent market research company offering local and national coverage of fuel prices, fuel taxes, station population studies, and market shares.

Naphtha	A major constituent fractionated from crude oil during the refining process, also referred to as straight run gasoline, which is processed further in the naphtha hydrotreating unit, reformer unit and isomerization unit to increase octane or reduce vapor pressure.

No 2 oil	A petroleum distillate that can be used as either a diesel fuel or a fuel oil.

• No. 2 Diesel Fuel. It is used in high speed diesel engines that are generally operated under uniform speed and load conditions, such as those in railroad locomotives, trucks, and automobiles.

• No. 2 Fuel Oil (Heating Oil). It is used in atomizing type burners for domestic heating or for moderate capacity commercial/industrial burner units.

Platt’s	Platt’s is an industry recognized source for news, market commentary, transaction information and benchmark pricing covering global energy, petrochemical and metals markets.

Refined petroleum products	Hydrocarbon compounds, such as gasoline, diesel fuel, jet fuel and residual fuel that are produced by a refinery.

Refinery grade propylene	A by-product of FCC, coking and visbreaking, comprised primarily of a blend of propylene and propane. The FCC Unit is by far the largest source of this material. Propylene is used internally in a refinery to manufacture gasoline via alkylation or polymerization or, in some cases, as fuel.

Reforming	The thermal or catalytic conversion of petroleum naphtha into more volatile products of higher octane number. It represents the total effect of numerous simultaneous reactions such as cracking, polymerization, dehydrogenation, and isomerization.

Regeneration	In a catalytic process the reactivation of the catalyst, sometimes done by burning off the coke deposits under carefully controlled conditions of temperature and oxygen content of the regeneration gas stream.

Short ton	2,000 lbs. (approximately 907kg).

Slurry oil	Slurry oil is a heavy oil produced in the catalytic cracking process. Slurry oil is normally sold as a heavy industrial fuel or recycled back into the oil refining process to make other refined petroleum products such as diesel.

Sour crude oil	A crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur.

Sweet crude oil	A crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur.

Throughput	The actual volume per day processed through a unit or a refinery, typically expressed in barrels per day.

Throughput capacity	The amount of crude oil that can be processed through a unit or a refinery, typically expressed in barrels per day. The design capacity per day of a refinery process unit.

Turnaround	A periodically required standard procedure to refurbish and maintain a refinery that involves the shutdown and inspection of major processing units and occurs every three to five years.

Utilization	Ratio of throughput to the design or throughput capacity of a unit or a refinery.

WTI	West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an API gravity between 38 and 40 and a sulfur content of less than 0.4 weight percent that is used as a benchmark for other crude oils.

Yield	The percentage of refined petroleum products that are produced from feedstocks.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of
Delek US Holdings, Inc.
      We have audited the accompanying consolidated balance sheet of Delek US Holdings, Inc. and Subsidiaries (A Subsidiary of Delek Group Ltd.) as of December 31, 2003 and the related consolidated statements of operations, changes in shareholder’s equity and cash flows for each of the two years in the period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delek US Holdings, Inc. and Subsidiaries (A Subsidiary of Delek Group Ltd.) at December 31, 2003 and the consolidated results of their operations and their cash flows for each of the two years in the period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Nashville, Tennessee
March 16, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of
Delek US Holdings, Inc.
      We have audited the accompanying consolidated balance sheet of Delek US Holdings, Inc. and Subsidiaries (A Subsidiary of Delek Group Ltd.) as of December 31, 2004, and the related consolidated statements of operations, changes in shareholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Delek US Holdings, Inc. and Subsidiaries as of December 31, 2003, and for the years ended December 31, 2003 and 2002, were audited by other auditors whose report dated March 16, 2004, expressed an unqualified opinion on those statements.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the 2004 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Delek US Holdings, Inc. and Subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Mayer Hoffman McCann P.C.
Plymouth Meeting, Pennsylvania
January 19, 2006

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,

	2003	2004

ASSETS
Current assets:
Cash and cash equivalents	$18,907	$22,106
Accounts receivable	6,087	10,210
Inventory	19,199	28,307
Other current assets	2,552	3,471

Total current assets	46,745	64,094

Property and equipment:
Property and equipment	156,129	221,085
Less: accumulated depreciation	(19,591)	(31,792)

Property and equipment, net	136,538	189,293

Restricted cash	2,043	3,717
Non-compete agreements, net	749	649
Goodwill	60,627	65,286
Equity investment in related party LLC	6,696	—
Note receivable from a related party	—	100
Other noncurrent assets	3,356	7,034

Total assets	$256,754	$330,173

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$11,033	$16,086
Fuel payable	13,570	19,454
Current portion of long-term debt	12,756	19,516
Note payable to related party	3,500	3,500
Current portion of capital lease obligations	—	389
Interest payable	1,312	1,561
Interest payable to related parties	120	1,340
Property and sales taxes payable	2,660	3,468
Petroleum and other product taxes payable	—	1,618
Accrued employee costs	1,072	1,899
Accrued expenses and other current liabilities	2,517	3,454

Total current liabilities	48,540	72,285

Noncurrent liabilities:
Long-term debt, net of current portion	145,800	154,701
Note payable to related party, net of current portion	6,696	25,000
Capital lease obligations, net of current portion	—	227
Accrued lease liability	2,128	3,081
Deferred revenue, net of current portion	465	1,397
Deferred tax liabilities	4,704	17,728

Total noncurrent liabilities	159,793	202,134

Shareholder’s equity:
Common stock, $0.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in capital	41,121	41,121
Retained earnings	7,300	14,633

Total shareholder’s equity	48,421	55,754

Total liabilities and shareholder’s equity	$256,754	$330,173

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Year Ended December 31,

	2002	2003	2004

Net sales	$549,632	$600,157	$857,899

Operating costs and expenses:
Cost of goods sold	460,337	500,181	730,780
Store operating expenses	62,050	62,704	80,060
General and administrative expenses	12,227	12,874	15,122
Depreciation and amortization	7,426	8,784	12,374
Gain on disposal of assets	—	(430)	(898)

	542,040	584,113	837,438

Operating income	7,592	16,044	20,461

Interest expense, net	5,747	5,872	7,059
Interest expense to related parties	—	120	1,210
(Gain) loss on interest rate derivative instruments	2,583	(242)	727

	8,330	5,750	8,996

Income (loss) before income tax expense (benefit)	(738)	10,294	11,465
Income tax expense (benefit)	(264)	3,814	4,132

Net income (loss)	$(474)	$6,480	$7,333

Basic and diluted earnings (loss) per share	$(4,740)	$64,800	$73,330

Weighted average common shares and equivalents outstanding, basic and diluted	100	100	100

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
For the Years Ended December 31, 2002, 2003 and 2004
(In thousands, except share data)

	Common Stock		Additional		Total
			Paid-In	Retained	Shareholder’s
	Shares	Amount	Capital	Earnings	Equity

Balance at December 31, 2001	100	$—	$41,121	$1,294	$42,415
Net loss	—	—	—	(474)	(474)

Balance at December 31, 2002	100	—	41,121	820	41,941
Net income	—	—	—	6,480	6,480

Balance at December 31, 2003	100	—	41,121	7,300	48,421
Net income	—	—	—	7,333	7,333

Balance at December 31, 2004	100	$—	$41,121	$14,633	$55,754

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,

	2002	2003	2004

Cash flows from operating activities:
Net income (loss)	$(474)	$6,480	$7,333
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	7,535	9,092	13,205
Deferred income taxes	(371)	3,742	3,943
(Gain) loss on interest rate derivative instruments	2,583	(242)	727
Gain on disposal of assets	—	(430)	(898)
Unrealized loss on fuel derivative instruments	—	20	43
Changes in assets and liabilities, net of acquisitions:
Accounts receivable	(1,042)	1,254	(1,440)
Inventory	(675)	283	(2,164)
Other current assets	2,129	(127)	(652)
Other noncurrent assets	(205)	213	(869)
Accounts payable	4,936	4,245	3,807
Interest payable (including to related parties)	1,289	39	1,467
Property and sales taxes payable	121	412	338
Petroleum and other product taxes payable	—	(106)	(988)
Accrued employee costs	77	—	40
Accrued expenses and other current liabilities	417	1,010	491
Other noncurrent liabilities	1,208	448	543

Net cash provided by operating activities	17,528	26,333	24,926

Cash flows from investing activities:
Purchase of convenience stores, net of cash acquired	(2,293)	(12,186)	(22,150)
Purchases of property and equipment	(9,773)	(5,181)	(6,974)
Proceeds from sale of convenience store assets	—	1,218	1,781

Net cash used in investing activities	(12,066)	(16,149)	(27,343)

Cash flows from financing activities:
Proceeds from term notes to related parties	—	3,500	25,000
Net payments on short term promissory notes	(161,107)	—	—
Proceeds from Credit Agreement — Term Loans	158,000	—	—
Payments on Credit Agreement — Term Loans	—	(11,600)	(11,600)
Net proceeds from (payments on) Credit Agreement — Revolver	3,600	(500)	(1,000)
Proceeds from (payments on) Union Planters Term Loan	—	9,000	(9,000)
Net proceeds from SunTrust Term Loan	—	—	33,700
Net proceeds from SunTrust Revolver	—	—	3,527
Payments on capital lease obligations	—	—	(318)
Payments on notes payable — Other	—	(57)	(74)
Repayment of acquired debt	—	—	(28,563)
Increase in restricted cash	—	(2,043)	(1,674)
Issuance of note receivable from a related party	—	—	(100)
Purchase of interest rate derivative instruments	(2,700)	—	(2,289)
Deferred financing costs paid	(2,258)	(542)	(1,993)

Net cash provided by (used in) financing activities	(4,465)	(2,242)	5,616

Net increase in cash and cash equivalents	997	7,942	3,199
Cash and cash equivalents at beginning of year	9,968	10,965	18,907

Cash and cash equivalents at end of year	$10,965	$18,907	$22,106

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$4,433	$5,739	$5,969

Income taxes	$—	$—	$190

Assets acquired via the issuance of notes payable	$113	$—	$108

Termination (acquisition) of equity investment in related party LLC and related debt	$—	$(6,696)	$6,696

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2003 and 2004 and for the Years Ended December 31, 2002, 2003 and 2004
(In thousands, except share and per share data)

1.	General
      Delek US Holdings, Inc., (Delek US or the Company) is the sole shareholder of MAPCO Express, Inc. (Express), MAPCO Family Centers, Inc. (Family Centers) and MAPCO Fleet, Inc. (Fleet) (collectively the Subsidiaries). Delek US and Express were incorporated during April 2001 in the State of Delaware. Family Centers and Fleet were incorporated in the State of Delaware during February 2003 and January 2004, respectively.
      Delek US is principally engaged in the operation of 331 retail convenience stores throughout the southeastern United States (178 and 93 of which are located in Tennessee and Alabama, respectively) as of December 31, 2004. The retail convenience stores, which primarily operate under the Company’s brand names “MAPCO Express”, “Discount Food Mart” and “East Coast” as well as other non-company proprietary brands, engage in the retail marketing of gasoline, diesel fuel, other petroleum products and convenience merchandise.
      Delek US is a wholly-owned subsidiary of Delek Group Ltd. (Delek Group) located in Tel-Aviv, Israel.

2.	Accounting Policies

Principles of Consolidation
      The consolidated financial statements relate to Delek US as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004. All significant intercompany transactions and account balances have been eliminated in consolidation.

Cash and Cash Equivalents
      The Company maintains cash and cash equivalents in accounts with financial institutions and retains nominal amounts of cash at the convenience store locations as petty cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Accounts Receivable
      Accounts receivable primarily represent receivables related to credit card sales, receivables from vendor promotions and trade receivables generated in the ordinary course of business. The Company has recorded an allowance for doubtful accounts related to wholesale fuel trade receivables as of December 31, 2004 in the amount of $180. All other accounts receivable amounts are considered to be fully collectible. Accordingly, no additional allowance has been established as of December 31, 2003 and 2004.
      Two credit card providers accounted for approximately 18% and 16% of the total outstanding accounts receivable balance as of December 31, 2003 and 2004, respectively. Additionally, rebates from one vendor accounted for approximately 17% and 10% of the total outstanding accounts receivable balance as of December 31, 2003 and 2004, respectively.

Inventory
      Inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

Property and Equipment
      Assets acquired by the Company in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Other acquisitions of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized. Maintenance and repairs are charged to expense as incurred. The Company owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management’s estimated useful lives of the asset or the remaining lease term.
      Depreciation is computed using the straight-line method over management’s estimated useful lives of the related assets, which are as follows:

Computer equipment and software	3 years
Automobiles	3 years
Furniture and fixtures	10-15 years
Convenience store equipment	7-15 years
Petroleum and other site (POS) improvements	8-40 years
Building and building improvements	40 years
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the realizability of property and equipment as events occur that could indicate impairment using measurements such as projected undiscounted operating cash flows from the respective asset.

Restricted Cash
      At December 31, 2003 and 2004, the Company maintained a restricted cash balance totaling $1,218 and $2,482, respectively, related to proceeds received from the disposition of certain assets during 2003 and 2004. In accordance with the Credit Agreement discussed in note 9, the Company is required to deposit proceeds received from the disposition of assets into a cash collateral account until the proceeds can be used to acquire replacement assets within a period not to exceed twenty-four months subsequent to the disposition. In the event replacement assets are not acquired within the twenty-four month period, the proceeds must be applied to the outstanding principal balance of the Term Loans.
      In addition, the Union Planters Agreement discussed in note 9 required the Company to maintain $825 of cash and cash equivalent deposits with the bank at all times that the principal amount of the borrowings with the bank exceeded a pre-identified threshold defined in the agreement. The Union Planters Agreement was terminated as of April 30, 2004 and was replaced with the SunTrust Agreement discussed in note 9. The SunTrust Agreement requires the Company to maintain a deposit of cash and cash equivalents as additional collateral. The cash collateral requirements are reduced as SunTrust perfects its security interest in assets owned by the Company. Amounts classified as restricted under the SunTrust and Union Planters Agreements at December 31, 2003 and 2004 totaled $825 and $1,235, respectively.

Goodwill
      Goodwill is accounted for under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses how intangible assets and goodwill should be accounted for upon and after their acquisition. Specifically, goodwill and intangible assets with indefinite useful lives are not amortized but are subject to annual impairment tests based on their estimated fair value. In accordance with the provisions of

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
SFAS No. 142, the Company performs its annual review of impairment of goodwill in the fourth quarter by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit.
      If the fair value is less than the carrying value, then the Company measures potential impairment by assigning the assets and liabilities of the Company to the reporting unit in a manner similar to a purchase transaction, in accordance with the provisions of SFAS No. 141 and comparing the implied fair value of goodwill to its carrying value.

Income Taxes
      Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement generally requires the Company to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in the Company’s deferred income tax assets and liabilities.

Earnings (Loss) Per Share
      Basic earnings (loss) per share (EPS) are computed by dividing net income by the weighted average common shares outstanding. As of December 31, 2004, the share purchase rights granted discussed in note 11 were the only potentially dilutive instruments. As the exercise of these share purchase rights is contingent upon the completion of an initial public offering, they are not considered potentially dilutive until the initial public offering has been completed.

Stock-Based Compensation
      The Company currently accounts for employee stock options under the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123, Share-Based Payment. SFAS 123 requires the Company to provide pro forma information regarding income per share as if compensation cost for share purchase rights granted under the employment agreement described in Note 11, had been determined in accordance with the fair value method. Since the vesting of the share purchase rights is contingent on a future event that is not currently considered probable, no share purchase rights have vested and no pro forma compensation cost is disclosed.

Fair Value of Financial Instruments
      The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments present as of December 31, 2003 and 2004. Management estimates that book value approximates fair value for all of the Company’s assets and liabilities that fall under the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments.
      A majority of the Company’s debt and derivative financial instruments outstanding at December 31, 2003 and 2004, were executed with a limited number of financial institutions. The risk of counterparty default is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative agreements. The net amount due from these financial institutions at December 31, 2003 and 2004 totaled $359 and $1,921, respectively, as discussed at note 9.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

Revenue Recognition
      Revenues for products sold are recorded at the point of sale upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured.
      The Company derives service revenue from the sale of lottery tickets, money orders, car washes and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company records service revenue and related costs at gross amounts when the Company is the primary obligor, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, influences product or service specifications, or has several but not all of these indicators. The Company records service revenues net of costs when the Company is not the primary obligor and does not possess other indicators of gross reporting as discussed.

Advertising Costs
      The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2002, 2003 and 2004 totaled $1,569, $1,127 and $1,198, respectively.

Vendor Discounts and Deferred Revenue
      The Company receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as quantities purchased, quantities sold, merchandise exclusivity, store space, etc. In accordance with EITF 02-16, Accounting by a Reseller for Consideration Received from a Vendor, the Company recognizes these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory upon receipts of the products, and are subsequently recognized as a reduction of cost of goods sold as the products are sold.
      The Company also receives advance payments from certain vendors relating to non-inventory agreements. These amounts are recorded as deferred revenue and are subsequently recognized in revenue as earned.

Self-Insurance Reserves
      The Company is primarily self-insured for employee medical, workers’ compensation and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. The Company maintains an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. The difference between actual settlements and recorded accruals are recorded in the period identified.

Comprehensive Income
      Comprehensive income for the years ended December 31, 2002, 2003 and 2004 was equivalent to net income for the Company.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

Operating Leases
      The Company leases land and buildings under various operating lease arrangements, most of which provide the Company with the option, after the initial lease term, to renew the leases. Some of these lease arrangements include fixed rental rate increases, while others include rental rate increases based upon such factors as changes, if any, in defined inflationary indices.
      In accordance with SFAS No. 13, Accounting for Leases, for all leases that include fixed rental rate increases, the Company calculates the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and records rental expense on a straight-line basis in the accompanying consolidated statements of operations.

Derivatives
      The Company records all derivative financial instruments, such as interest rate swap agreements, interest rate cap agreements and fuel related derivatives at estimated fair value regardless of their intended use in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. Changes in the fair value of the derivative instruments are recognized periodically in operations as the Company has elected to not comply with the hedging requirements of SFAS No. 133 which allow such changes to be classified as other comprehensive income. The Company obtains the fair value of all derivative financial instruments on a monthly basis from third party financial and brokerage institutions.
      In January 2003, the Company began entering into multiple fuel related derivative transactions. As a result of these fuel related derivative transactions, the Company recorded net increases to cost of goods sold of $40 and $726 during the years ended December 31, 2003 and 2004, respectively. Such amounts include both realized and unrealized gains and losses on fuel related derivatives.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
      In January 2003, the FASB issued Interpretation No. (FIN) 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51. In December 2003, the FASB issued a revision of FIN 46 (FIN 46R), primarily to clarify the required accounting for investments in variable interest entities. FIN 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46R was effective in 2004 for all new variable interest entities created or acquired in 2004. For variable interest entities created or acquired prior to 2004, the provisions of FIN 46R must be applied January 1, 2005. The Company has no investments in or contractual relationships with any variable interest entities. The adoption of FIN 46R for new variable interest entities did not impact the consolidated financial statements as of December 31, 2004 and is not expected to impact the Company’s

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
future financial position or results of operations related to the adoption of FIN 46R for variable interest entities created prior to 2004.
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires expensing stock options and other share-based compensation payments to employees and supersedes SFAS No. 123, which had allowed companies to choose between expensing stock options or presenting pro forma disclosure only. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This standard is effective for the Company as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards. The Company will apply SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after January 1, 2006 as well as the unvested portion of prior awards. The impact of adoption on the Company’s financial position and results of operations is still being evaluated.
      In March of 2005, the FASB issued FIN 47, Accounting for Conditional Retirement Obligations, which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event, if the amount can be reasonably estimated. FIN 47 must be adopted by the Company by the end of fiscal 2005. The impact of adoption on the Company’s financial position and results of operations is still being evaluated.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement changes the requirements for accounting for and reporting a change in accounting principles and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement requires retrospective application to prior periods’ consolidated financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of change. This statement becomes effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the statement to have an impact on the Company’s financial position and results of operations.

Reclassifications
      Certain amounts presented in the prior year consolidated financial statements have been reclassified to conform with the current year presentation.

3.	Acquisitions
      On February 27, 2003, the Company entered into an asset purchase agreement with Pilot Travel Centers to acquire certain assets related to seven convenience stores located in Tennessee. Total consideration paid for these assets approximated $11,885.
      On April 21, 2003, the Company entered into an asset purchase agreement with Tri-Cumberland, Inc. to acquire certain assets related to a convenience store located in Tennessee. Total consideration paid for these assets approximated $90.
      On April 30, 2004, the Company completed a stock purchase agreement with an individual (Seller) whereby the Company acquired 100% of the issued and outstanding stock of WOC, an Alabama corporation, which included operating assets, working capital and related debt for 100 convenience stores located primarily

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
in the state of Alabama. Of the 100 stores acquired, eleven are owned by WOC but leased to and operated by unrelated third parties. Thus, 89 stores are directly operated by WOC. The acquisition included two wholly owned subsidiaries of WOC that provide wholesale distribution of fuel and merchandise to unrelated third parties and WOC operating stores. Total consideration paid to the Seller in exchange for 100% of the stock of WOC was $20,751.
      In addition to the consideration paid as acquisition costs mentioned above, the Company incurred and capitalized approximately $232 and $2,412 in acquisition transaction costs during 2003 and 2004, respectively. The allocation of the aggregate purchase price of the 2003 and 2004 acquisitions is summarized as follows:

	December 31,

	2003	2004

Fixed assets	$9,901	$58,830
Inventory	887	6,944
Cash	21	1,013
Other assets	25	2,789
Goodwill	1,391	4,659
Deferred tax liabilities	—	(8,792)
Assumed liabilities	(18)	(42,280)

	$12,207	$23,163

      The above acquisitions were accounted for using the purchase method of accounting, as prescribed in SFAS No. 141 and the results of their operations have been included in the consolidated statements of operations from the dates of acquisition. The purchase price was allocated to the underlying assets and liabilities based on their estimated relative fair values. The final allocation of the 2004 purchase price is subject to adjustments for a period not to exceed one year from the consummation date specifically with respect to certain liabilities accrued. The allocation period is intended to differentiate between amounts that are determined as a result of the identification and valuation process required by SFAS No. 141 for all assets acquired and liabilities assumed and amounts that are determined because information that was not previously obtainable becomes obtainable.
      The Company consolidated WOC’s results of operations beginning April 30, 2004. The unaudited pro forma consolidated results of operations for the years ended December 31, 2003 and 2004 as if the WOC acquisition had occurred on January 1, of each year, respectively, are as follows:

	(Unaudited)
	December 31,

	2003	2004

Revenues	$818,582	$976,590

Net income	$6,099	$6,057

Basic and diluted earnings per share	$60,991	$60,567

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

4.	Inventory
      Inventory balances as of December 31, 2003 and 2004 are as follows:

	December 31,

	2003	2004

Merchandise	$12,560	$19,505
Fuel	6,639	8,802

	$19,199	$28,307

      One merchandise vendor accounted for approximately 57%, 55% and 45% of total merchandise purchases during the years ended December 31, 2002, 2003 and 2004, respectively. One fuel vendor accounted for approximately 57%, 56% and 50% of total fuel purchases during the years ended December 31, 2002, 2003 and 2004, respectively. The Company believes that other sources of merchandise and fuel inventory are available from sources other than from its current vendors, however, the cost structure of such purchases from other vendors may be different.

5.	Property and Equipment
      Property and equipment, at cost, consist of the following:

	December 31,

	2003	2004

Land	$33,087	$43,181
Building and building improvements	61,763	85,913
Petroleum and other site (POS) improvements	44,368	65,627
Furniture and fixtures	307	307
Convenience store equipment	12,857	20,052
Computer equipment and software	3,152	5,117
Automobiles	595	888

	156,129	221,085
Less: accumulated depreciation	(19,591)	(31,792)

	$136,538	$189,293

      Depreciation expense for the years ended December 31, 2002, 2003 and 2004 was $7,326, $8,684 and $12,274, respectively.

6.	Non-Compete Agreements
      In connection with an acquisition during 2001, the Company entered into five separate non-compete agreements with key personnel of the seller totaling $1,000. The individuals may not compete within a ten-mile radius of the acquired stores for a period of ten years. The Company amortizes the cost over the term of

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
the agreements, or 120 months. Non-compete agreements as of December 31, 2003 and 2004 consist of the following:

	December 31,

	2003	2004

Non-compete agreements	$1,000	$1,000
Accumulated amortization	(251)	(351)

	$749	$649

      Amortization expense on non-compete agreements was $100 for the years ended December 31, 2002, 2003 and 2004. Estimated amortization expense for each of the next five fiscal years is $100 per year.

7.	Goodwill
      Goodwill represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. The Company adopted the provisions of SFAS No. 142 effective January 1, 2002. Under SFAS No. 142, goodwill acquired in a purchase business combination is no longer amortized. The Company recorded no goodwill amortization expense for the years ended December 31, 2002, 2003 and 2004.
      The changes in the carrying amounts of goodwill (by reporting unit) for the years ended December 31, 2003 and 2004 are as follows:

	Balance as of	Acquisitions	Balance as of
	December 31,	and	December 31,
	2002	Adjustments	2003

Nashville	$39,420	$23	$39,443
Memphis	16,894	—	16,894
Virginia	2,922	—	2,922
Family Centers	—	1,368	1,368

Total	$59,236	$1,391	$60,627

	Balance as of	Acquisitions	Balance as of
	December 31,	and	December 31,
	2003	Adjustments	2004

Nashville	$39,443	$—	$39,443
Memphis	16,894	—	16,894
Virginia	2,922	—	2,922
Family Centers — Nashville	1,368	—	1,368
Family Centers — Alabama	—	4,659	4,659

Total	$60,627	$4,659	$65,286

      The provisions of SFAS No. 142 require the Company to perform an assessment of whether goodwill is impaired annually unless other impairment indicators exist. Under the provisions of SFAS No. 142, this test for impairment is based upon an evaluation of whether the reporting unit’s carrying amount exceeds its fair value. If the reporting unit’s carrying amount exceeds its fair value, the impairment test must be completed by comparing the implied fair value of the reporting unit’s goodwill to its carrying amount.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
      The Company completed its annual goodwill impairment review during 2002, 2003 and 2004. In performing the impairment reviews, the Company estimated the fair values of the reporting units using a multiple of expected future cash flows. Based on the results of these reviews, no impairments were determined to have occurred, and as a result, no charge was recorded in the accompanying consolidated statements of operations during 2002, 2003 and 2004.

8.	Equity Investment in Related Party LLC
      Between June 20, 2002 and December 31, 2003, the Company was the nominee of its affiliates Delek-The Israel Fuel Corporation Ltd. (Delek Fuel) and Delek Motors Ltd. (Delek Motors), each a subsidiary of Delek Group, with regard to a two-thirds membership interest in another affiliate, El-Ad Delek LLC (Related Party LLC or the LLC), a Delaware limited liability company. The two-thirds membership interest in the LLC was beneficially owned in equal amounts by those affiliates and held of record by the Company. The LLC is principally engaged in the ownership and charter operations of a corporate aircraft based in New Jersey. During this period the Company did not invest any amounts in this entity, did not exercise control over this entity and was not entitled to any of the economic benefits or risks of loss of ownership. On December 31, 2003, the Company agreed to terminate this nominee arrangement so that Delek Fuel and Delek Motors would become record, as well as beneficial, owners of their respective one third beneficially-owned interests in the LLC held by the Company as nominee.
      Effective December 31, 2003, the Company purchased 33.3% of the membership interest in the LLC, from Delek Fuel for $6,696. The Company acquired the interest in the LLC from Delek Fuel by issuing a variable rate promissory note payable of $6,696 for which the entire principal balance and interest was due in full on January 1, 2009. The note bore interest based on LIBOR plus 1.50% per year.
      On May 17, 2004, the Company and Delek Fuel agreed to terminate this purchase and sale agreement and the related promissory note payable to Delek Fuel effective December 31, 2003. In connection with terminating the agreements effective December 31, 2003, Delek Fuel agreed to become solely responsible for all income and expense related to the 33.3% membership interest in the LLC and to cancel the related note payable as of January 1, 2004. As such, there are no equity earnings, income or expenses related to the LLC or interest expense related to the note payable recorded within the Company’s consolidated financial statements for the year ended December 31, 2004.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

9.	Long-Term Obligations
      Outstanding borrowings under the Company’s existing debt instruments and capital lease obligations at December 31, 2003 and 2004 are as follows:

	December 31,

	2003	2004

Notes payable to related parties	$10,196	$28,500
Credit Agreement — Term Loans (A and B)	143,500	131,900
Credit Agreement — Revolver	6,000	5,000
Union Planters Term Loan	9,000	—
SunTrust Term Loan	—	33,700
SunTrust Revolver	—	3,527
Capital lease obligations	—	616
Other notes payable	56	90

	168,752	203,333
Less:
Current portion of long-term debt	(12,756)	(19,516)
Note payable to related parties — currently due	(3,500)	(3,500)
Current portion of capital lease obligation	—	(389)

	$152,496	$179,928

Notes Payable to Related Parties
      During February 2003, the Company signed a note payable with Delek Group in the amount of $3,500. Proceeds from the note were used in the February 2003 purchase of seven convenience stores located in Tennessee discussed in note 3. The note bears interest at a rate of 4.0% per annum with interest and principal payments due upon maturity. On August 17, 2004, the Company modified the maturity date of this note payable that was originally due to mature on August 26, 2004. The note payable, after the modification, is due to mature on December 31, 2005.
      On December 31, 2003, the Company financed an equity investment in a related party LLC through the issuance of a variable rate promissory note with Delek in the amount of $6,696, which was terminated effective January 1, 2004 discussed in note 8.
      On April 28, 2004, the Company signed a note payable with Delek Fuel in the amount of $25,000. Proceeds from the note were used to partially fund the WOC purchase discussed in note 3. The note bears interest at a rate of 6.30% per annum with interest and principal payments due upon maturity on April 27, 2008.

Credit Agreement — Term Loans (A and B) and Revolver
      On July 31, 2002, the Company entered into a Credit Agreement with Bank of Leumi USA (Leumi) and Bank Hapoalim BM (Hapoalim). Subsequently, during March of 2004 and again in April of 2004, the Company and the lenders executed an amended and restated Credit Agreement (the Credit Agreement) which among other things changed certain covenants of the original agreement for 2004 and beyond. The Credit

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
Agreement provided two term loans (Term A and Term B) to the Company in the original principal amount totaling $158,000 in aggregate, a portion of the proceeds of which were used to pay off existing borrowings under two short-term promissory notes. The term loans in the original and distinct principal amounts of $116,000 and $42,000 mature on July 1, 2011 (Term A) and July 1, 2007 (Term B), respectively. The Term A loan is subject to mandatory reductions in principal over its term and bears interest, payable quarterly, at the Eurodollar rate plus 1.50% (2.69% and 3.56% at December 31, 2003 and 2004, respectively). The Term B loan is payable in full upon maturity and bears interest, payable quarterly, at the Eurodollar rate plus 1.25% (2.44% and 3.31% at December 31, 2003 and 2004, respectively).
      In addition, the Credit Agreement instituted a revolving loan component (the Revolver) not to exceed $20,000, as amended, which includes a sub-facility for letters of credit, discussed in note 11, that at no time may exceed the borrowing capacity available under the Revolver. The Revolver, is due to mature on July 31, 2005 and bears interest, payable quarterly, at a “Base Rate” (as defined in the Credit Agreement) which was 4.00% and 5.25% at December 31, 2003 and 2004, respectively. Amounts available under the Revolver as of December 31, 2003 and 2004 totaled $4,000 and $3,450, respectively.
      The Credit Agreement provides for the payment to the lenders of certain fees. These fees include an agent’s fee of $300, paid on the effective date of the Credit Agreement. Furthermore, the Company has an obligation to pay the lenders a quarterly fee of 0.25% of the unused revolving component.
      Substantially all of the assets of Express have been pledged as security for borrowings under the Credit Agreement. In connection with the Credit Agreement, Delek Group entered into a Limited Guarantee (Guarantee) for the benefit of the Company and in favor of Leumi and Hapoalim. The general terms of the Guarantee require Delek Group to guarantee a significant amount in the event the Company is unable to perform its payment obligations under the Credit Agreement. The Guarantee expires on the earlier of July 1, 2011 or the complete payment satisfaction of all amounts outstanding under the Credit Agreement.
      The Credit Agreement contains certain provisions that restrict the Company from paying dividends to its shareholder prior to July 31, 2005 and only after meeting certain additional restrictive measures. Additionally, the Credit Agreement requires the Company to comply with certain financial and non-financial covenants.

Union Planters Term Loan and Revolver
      During February 2003, the Company signed a credit agreement with Union Planters bank to finance a portion of the February 2003 purchase of seven convenience stores located in Tennessee. This credit agreement (the Union Planters Agreement) provided for a term loan (the Union Planters Term Loan) in the amount of $9,000 which was to mature on February 27, 2009. The Union Planters Term Loan was subject to mandatory reductions in the principal amount outstanding over its term. Under the Union Planters Agreement, the Company was restricted from paying dividends to its shareholder. Furthermore, under the Union Planters Agreement, the Company was subject to certain financial covenants that began on June 30, 2003.
      Additionally, the Union Planters Agreement instituted a revolving loan component (the Union Planters Revolver) not to exceed $500 with a maturity date of August 27, 2005.
      In connection with the WOC acquisition discussed in note 3, the Company terminated the Union Planters Agreement and replaced it with the SunTrust Agreement discussed below. All outstanding principal and interest amounts under the Union Planters Agreement were repaid with the proceeds from the execution of the SunTrust Agreement.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

SunTrust Term Loan and Revolver
      On April 30, 2004, the Company entered into a credit agreement (the SunTrust Agreement) with SunTrust Bank in its capacity as the administrative agent for a consortium of lenders. The SunTrust Agreement provided for a term loan (the SunTrust Term Loan) in an aggregate principal amount equal to $34,500. The proceeds were used to pay a portion of the purchase price of the WOC acquisition discussed in note 3 and refinance a portion of the related debt acquired. The SunTrust Term Loan matures on June 30, 2008 and requires mandatory reductions in principal amounts outstanding through its term. The SunTrust Term Loan bears interest based on a predetermined pricing grid which allows the Company to select between a “Base Rate” or “LIBOR” loan (as defined in the SunTrust Agreement). Interest is payable under the SunTrust Term Loan on a quarterly basis for Base Rate loans and coincide with the applicable interest period, not to exceed 90 days, for LIBOR loans. As of December 31, 2004, the borrowing rate on the SunTrust Term Loan was 5.20%.
      In addition, the SunTrust Agreement provides for a revolving loan component (the SunTrust Revolver) not to exceed $6,000. The SunTrust Revolver is due to mature April 30, 2008, unless the Company opts to reduce the revolving commitment, in part or in whole, prior to the termination date. In accordance with the SunTrust Agreement, the Company is required to reduce the amount available under the SunTrust Revolver by the proceeds received from the disposition of strategic assets until the proceeds can be used to acquire replacement strategic assets within a period not to exceed a 360 day period subsequent to the disposition. In the event replacement strategic assets are not acquired within the 360 day period, the proceeds must be applied to the outstanding principal balance of the SunTrust Term Loan in inverse order of maturity. During 2004, the Company received proceeds from the disposition of certain strategic assets totaling $460 which were used to reduce the amounts outstanding under the SunTrust Revolver. Amounts available under the SunTrust Revolver as of December 31, 2004 totaled $2,013. Interest is payable on borrowings under the SunTrust Revolver on a quarterly basis, at a “Base Rate” (as defined in the SunTrust Agreement). As of December 31, 2004, the weighted average borrowing rate on the SunTrust Revolver was 5.21%.
      Substantially all of the assets of Family Centers have been pledged as security for borrowings under the SunTrust Agreement. Under the SunTrust Agreement, the Company is restricted from paying dividends to its shareholder. Additionally, the SunTrust Agreement requires the Company to be in compliance with certain financial and non-financial covenants.

Capital Lease Obligations
      In connection with the WOC acquisition on April 30, 2004, discussed in note 3, the Company assumed certain capital lease obligations for equipment with two financial institutions. The leases with maturity dates ranging from September 15, 2005 to March 23, 2007 include provisions for interest at rates ranging from 9.40% to 11.54% and require monthly payments of principal and interest.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004

Maturities of Long-Term Obligations
      Principal maturities of the Company’s existing debt instruments and capital lease obligations for the next five years and thereafter are as follows as of December 31, 2004:

	2005	2006	2007	2008	2009	Thereafter	Total

Related Party	$3,500	$—	$—	$25,000	$—	$—	$28,500
Term A	12,084	13,536	13,536	13,536	13,536	23,672	89,900
Term B	—	—	42,000	—	—	—	42,000
Revolver	5,000	—	—	—	—	—	5,000
SunTrust Term Loan	2,400	3,600	4,400	23,300	—	—	33,700
SunTrust Revolver	—	—	—	3,527	—	—	3,527
Capital lease obligations	389	213	14	—	—	—	616
Other notes payable	32	54	4	—	—	—	90

Total	$23,405	$17,403	$59,954	$65,363	$13,536	$23,672	$203,333

Derivative Instruments
      The Company has entered into multiple interest rate swap agreements on $19,231 of notional principal amounts and multiple interest rate cap agreements on $145,000 of notional principal amounts as of December 31, 2004. These agreements are intended to economically hedge floating rate debt relating to the Credit Agreement and the SunTrust Agreement, discussed above. However, as the Company elected to not comply with the requirements, including formal hedge designation and documentation, to apply hedge accounting treatment in accordance with the provisions of SFAS No. 133, the Company is recording the fair value of the derivatives in the consolidated balance sheets with the offsetting entry to earnings. The derivative instruments mature on various dates ranging from January 2006 through July 2010. The estimated fair value of the Company’s interest rate swap and interest rate cap agreements at December 31, 2003 and 2004, respectively, totaled $359 and $1,921, net, and was recorded in other noncurrent assets in the accompanying consolidated balance sheets.
      In accordance with SFAS No. 133, as amended, the Company recorded $2,583, ($242) and $727 of non-cash interest expense (income) representing the change in estimated fair value of the interest rate swap and interest rate cap agreements for the years ended December 31, 2002, 2003 and 2004, respectively.

10.	Income Taxes
      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
      During the year ended December 31, 2004 the Company recorded a valuation allowance in the amount of $501 related to certain state net operating loss carryforwards acquired in connection with the WOC acquisition discussed in note 3. This valuation allowance recorded as a part of purchase accounting resulted in an increase to goodwill.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods, for which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Subsequently recognized tax benefit or expense relating to the valuation allowance for deferred tax assets, excluding the portion attributable to the WOC acquisition, will be reported as an income tax benefit or expense in the consolidated statement of operations. Any subsequently recognized tax benefit related to the valuation allowance for deferred tax assets recognized in connection with the WOC acquisition will be recorded against goodwill.
      In connection with the Company’s purchase of 100% of the issued and outstanding stock of WOC discussed in note 3, the Company recorded goodwill in the amount of $4,659, none of which is deductible for income tax purposes.
      At December 31, 2004, the Company had net federal operating loss carryforwards of $17,894 which begin expiring in 2018. State net operating loss carryforwards at December 31, 2004 totaled $29,420 and begin expiring in 2013.
      Significant components of the Company’s deferred tax assets and liabilities, included as a component of other current assets and listed separately in the accompanying consolidated financial statements, respectively, as of December 31, 2003 and 2004 are as follows:

	December 31,

	2003	2004

Current Deferred Taxes:
Medical and workers’ compensation benefits	$618	$780
Other accrued reserves	160	287

Total current deferred tax assets	778	1,067

Noncurrent Deferred Taxes:
Depreciation/amortization	(12,791)	(28,791)
Net operating loss carry forwards	5,888	7,369
Straight-line lease expense	813	1,177
Other	1,386	3,018
Valuation allowance	—	(501)

Total noncurrent deferred tax liabilities	(4,704)	(17,728)

	$(3,926)	$(16,661)

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
      The difference between the actual income tax expense (benefit) and the tax expense (benefit) computed by applying the statutory federal income tax rate to income (loss) before taxes is attributable to the following:

	Year Ended December 31,

	2002	2003	2004

Provision (benefit) for federal income taxes at statutory rate	$(251)	$3,500	$3,898
State income taxes, net of federal tax provision	(30)	447	493
Other items	17	(133)	(259)

Income tax expense (benefit)	$(264)	$3,814	$4,132

      Income tax expense (benefit) for the years ended December 31, 2002, 2003 and 2004 is as follows:

	Year Ended December 31,

	2002	2003	2004

Current	$107	$72	$189
Deferred	(371)	3,742	3,943

	$(264)	$3,814	$4,132

11.	Commitments and Contingencies

Litigation
      The Company is subject to various claims and legal actions that arise in the ordinary course of business. In the opinion of management, the ultimate resolution of any such matters known by management will not have a material adverse effect on the Company’s financial position or results of operations in future periods.

Self-insurance
      The Company is self-insured for employee medical claims up to $90 per employee per year or an aggregate of approximately $3,886 per year.
      The Company is self-insured for workers’ compensation claims up to $350 on a per claim basis and maintains annual aggregate stop loss coverage for aggregate claims in excess of $6,110. Additionally, the Company is self-insured for general liability claims up to $350 on a per claim basis and maintains annual stop loss coverage for aggregate claims in excess of $6,110.

Employment Agreement
      The Company maintains an employment agreement with an executive officer which contains a deferred compensation element. Based on the agreement, the officer is entitled to one, but not both, of the issuance of shares pursuant to share purchase rights or a cash award. The share purchase rights award totals 5% of the Company’s outstanding shares and vests ratably over the five-year period of the agreement, but is contingent upon the Company completing an initial public offering during the five-year period ending April 30, 2009. As the exercise of these share purchase rights is contingent on the completion of an initial public offering, in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, compensation expense will only be recognized upon satisfaction of the contingency. Accordingly, upon completion of an initial public offering, compensation expense would be recorded for the vested portion of

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
the share purchase rights based on the five-year vesting period and calculated as the difference in the stipulated exercise price and the fair value of the awards on that date.
      As long as the Company does not complete an initial public offering, the officer is entitled to a cash award which may not exceed $3,000 over the five year period dependent on the Company’s performance. The Company has accrued approximately $130 under this agreement during 2004.

Vendor Commitments
      The Company maintains an agreement with a significant vendor that requires the Company to purchase certain general merchandise exclusively from the vendor over a specified period of time. Additionally, the Company maintains agreements with certain fuel suppliers with various terms which generally require the Company to purchase predetermined quantities of fuel for a specified period.

Letters of Credit
      As of December 31, 2004, the Company has in place six letters of credit totaling $12,550 with two financial institutions securing obligations with respect to its workers’ compensation and general liability self-insurance program and its license to sell certain merchandise. No amounts were outstanding under these facilities at December 31, 2004.

Operating Leases
      The Company leases land, buildings, and equipment for store locations as well as corporate office space under agreements expiring at various dates through 2046, after considering available renewal options. Many of these leases contain renewal options and require the Company to pay executory costs (such as property taxes, maintenance, and insurance). Lease expense for all operating leases for the years ended December 31, 2002, 2003 and 2004 totaled $7,078, $7,836 and $9,730, respectively.
      The following is the Company’s future estimated lease payments, including available renewal options for leases the Company has determined are reasonably assured, under operating leases having remaining noncancellable terms in excess of one year as of December 31, 2004:

2005	$9,289
2006	9,255
2007	8,740
2008	8,589
2009	8,497
Thereafter	113,092

Total future minimum rentals	$157,462

12.	Employee Benefit Plan
      Effective October 1, 2001, the Company adopted a defined contribution benefit plan (the Plan). Participation in the Plan is available to employees 21 years of age or older and who have one year of service with a minimum of one thousand hours of service. The Plan is a Company-sponsored 401(k) plan in which employees may contribute up to 15% of their eligible compensation and vest immediately. Under the Plan, the Company matches employee contributions up to 6% of their eligible compensation. Employer contributions

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
vest 50% upon attaining two years of service and vest 100% upon attaining three years of service. During 2004, the Company elected an alternative to satisfying certain non-discrimination requirements as allowed under The Small Business Job Protection Act of 1996, commonly referred to as the safe harbor provision. Under the elected provision, employees immediately vest 100% in all employer contributions for the 2004 Plan year. For the years ended December 31, 2002, 2003 and 2004, the Company recorded matching contributions totaling $478, $422 and $426, respectively.

13.	Related Party Transactions
      In August of 2004, the Company executed a promissory note with an officer in the amount of $100. The promissory note bears no interest and is payable in full upon termination of the officer’s employment with the Company.
      Affiliates of the Company provide guarantees to various vendors supporting the Company’s fuel purchasing activities.

14.	Subsequent Events (unaudited)

Acquisitions
      Effective April 29, 2005, the Company acquired certain refinery and crude oil pipeline assets in Tyler, Texas (collectively the Refinery) through its newly formed and wholly owned subsidiary Delek Refining. Total consideration paid for Refinery assets was $73,132, including capitalized acquisition transaction costs of $5,048.
      As of June 30, 2005, the Company had completed its allocation of the purchase price for the WOC acquisition discussed in note 3. The final allocation of the purchase price for the WOC acquisition resulted in net decreases to goodwill of $825.
      In December 2005, the Company acquired 21 convenience stores and four undeveloped properties in the Nashville market from BP Products North America Inc. (BP Acquisition). Total consideration paid for the BP Acquisition was $35,027.

Long-Term Obligations
      During May 2005, the Company repaid all outstanding principal and interest due under the $3,500 note payable to Delek Group.
      On April 26, 2005, the Company entered into a $30,000 promissory note with Israel Discount Bank of New York (Israel Discount Bank Note). The proceeds of this note were used to fund a portion of the Refinery acquisition discussed above. The Israel Discount Bank Note matures on April 30, 2007 and bears interest, payable quarterly, at a spread of 1.375% over the 90 day LIBOR, with the first interest payment due on April 30, 2006.
      On April 27, 2005, the Company entered into a $20,000 promissory note with Bank Leumi USA (Bank Leumi Note). The proceeds of this note were used to fund a portion of the Refinery acquisition discussed above. The Bank Leumi Note matures on April 27, 2007 and bears interest, at a spread of 1.375% over the LIBOR Rate (Reserve Adjusted), with the first interest payment due in April 2006.
      On April 27, 2005, the Company signed a note payable with Delek Group in the amount of $35,000. Proceeds from the note were used primarily to fund a portion of the Company’s acquisition of the Refinery

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
discussed above. The note bears interest at a rate of 7.0% per annum with interest and principal payments due upon maturity on April 27, 2010.
      On April 28, 2005, the Company executed an amended and restated agreement with a new syndicate of lenders and Lehman Commercial Paper Inc. serving as administrative agent (the Senior Secured Credit Facility). In connection with the execution of the amended and restated agreement, the Company consolidated the borrowings under its existing Credit Agreement and SunTrust Agreement into a single credit facility and increased the borrowing capacity available under the facility to $205,000.
      The Senior Secured Credit Facility consists of a $40,000 Revolving Credit Facility (the Senior Secured Credit Facility Revolver) and a $165,000 term loan (the Senior Secured Credit Facility Term Loan). Borrowings under the Senior Secured Credit Facility are secured by substantially all the assets of the merged Express and Family Centers entity discussed below. In December 2005, the Company increased the Senior Secured Credit Facility Revolver by $30,000 to $70,000, in connection with the BP Acquisition discussed above.
      The Senior Secured Credit Facility Term Loan requires quarterly principal payments of approximately 0.25% of the principal balance through March 31, 2011 and a balloon payment of approximately 94.25% of the principal balance due upon maturity on April 28, 2011. The Senior Secured Credit Facility Revolver is payable in full upon maturity on April 28, 2009 with periodic interest repayment requirements. The Senior Secured Credit Facility Term and Revolver loans bear interest based on predetermined pricing grids which allow the Company to choose between a “Base Rate” or “Eurodollar” loan (as defined in the Senior Secured Credit Facility). Interest is payable quarterly for Base Rate Loans and the applicable interest period on Eurodollar Loans.
      On May 2, 2005 the Company entered into a $250,000 asset based senior revolving credit facility with a syndicate of lenders led by SunTrust Bank as administrative agent to finance ongoing working capital, capital expenditures and general needs of the Refinery. This agreement (the SunTrust ABL Revolver) which matures on April 29, 2009, bears interest based on predetermined pricing grids which allow the Company to choose between a “Base Rate” or “Eurodollar” loan (as defined in the SunTrust ABL Revolver). Interest is payable quarterly for Base Rate loans and the applicable interest period on Eurodollar loans. Availability under the SunTrust ABL Revolver is determined by a borrowing base defined in the SunTrust ABL Revolver, supported primarily by certain accounts receivable and inventory.
      Additionally, the SunTrust ABL Revolver supports the Company’s issuances of letters of credit in connection with the purchases of crude for use in the refinery process that at no time may exceed the aggregate borrowing capacity available under the SunTrust ABL Revolver.
      The SunTrust ABL Revolver contains certain negative covenants and pledges which prohibit the Company from creating, incurring or assuming any liens, mortgages, pledges, security interests or other similar arrangements against the property, plant and equipment of the Refinery.
      In connection with the Company’s consolidation of the borrowings under its existing Credit Agreement and SunTrust Agreement into a single credit facility, the Senior Secured Credit Facility, the Company wrote-off deferred financing costs in the aggregate of $3,466 related to the Credit Agreement and SunTrust Agreement and incurred and capitalized deferred financing costs related to the Senior Secured Credit Facility of $7,802. Additionally, in connection with the execution of the SunTrust ABL Revolver the Company incurred and capitalized deferred financing costs of $6,535.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of December 31, 2003 and 2004 and for the
Years Ended December 31, 2002, 2003 and 2004
      In connection with the issuances of the Israel Discount Bank Note and Bank Leumi Note, Delek Group entered into a limited guarantee for the benefit of the Company and in favor of Israel Discount Bank of New York and Bank Leumi USA. The general terms of the guarantee require Delek Group to guarantee a significant amount in the event the Company is unable to perform its payment obligations under the indicated notes. The guarantee expires in April 2007 or earlier in the event the complete payment satisfaction of all amounts outstanding under the indicated notes have been met. In exchange for the guarantee, the Company has agreed to pay Delek Group an annual fee equal to 1.5% of the guaranteed amount payable ratably in four equal installments during the term of the guarantee.
      During June 2005, the Company executed an agreement whereby Family Centers merged with and into Express, leaving Express as the surviving company of the merged entities. In connection with Family Centers’ legal merger into and with Express, all amounts owed under the capital lease obligations were repaid and the leases terminated.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands, except share and per share data)

	September 30,	December 31,
	2005	2004

ASSETS
Current assets:
Cash and cash equivalents	$147,027	$22,106
Accounts receivable	85,473	10,210
Inventory	90,425	28,307
Prepaid inventory	5,081	—
Other current assets	8,528	3,471

Total current assets	336,534	64,094

Property, plant and equipment:
Property, plant and equipment	261,892	221,085
Less: accumulated depreciation	(42,474)	(31,792)

Property, plant and equipment, net	219,418	189,293

Restricted cash	—	3,717
Non-compete agreements, net	574	649
Goodwill	63,816	65,286
Note receivable from related party	100	100
Other noncurrent assets	21,116	7,034

Total assets	$641,558	$330,173

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$18,375	$16,086
Fuel payable	146,174	19,454
Current portion of long-term debt	1,696	19,516
Note payable to related party	—	3,500
Current portion of capital lease obligations	—	389
Interest payable	1,670	1,561
Interest payable to related parties	2,120	1,340
Property and sales taxes payable	5,023	3,468
Petroleum and other product taxes payable	6,989	1,618
Accrued employee costs	2,920	1,899
Current portion of environmental liabilities	433	—
Forward contract settlement liability	10,923	—
Income taxes payable	21,790	71
Accrued expenses and other current liabilities	9,858	3,383

Total current liabilities	227,971	72,285

Noncurrent liabilities:
Long-term debt	220,982	154,701
Notes payable to related parties	60,000	25,000
Capital lease obligations	—	227
Accrued lease liability	3,568	3,081
Deferred revenue, net of current portion	1,638	1,397
Environmental liabilities, net of current portion	7,499	—
Asset retirement obligations	2,824	—
Deferred tax liabilities	21,802	17,728

Total noncurrent liabilities	318,313	202,134

Shareholder’s equity:
Common stock, $0.01 par value, 3,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid-in capital	41,121	41,121
Retained earnings	54,153	14,633

Total shareholder’s equity	95,274	55,754

Total liabilities and shareholder’s equity	$641,558	$330,173

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands, except share and per share data)

	For the Nine-Month	For the Nine-Month
	Period Ended	Period Ended
	September 30, 2005	September 30, 2004

Net sales	$1,387,541	$617,971
Operating costs and expenses:
Cost of goods sold	1,179,495	526,294
Operating expenses	92,286	58,289
General and administrative expenses	17,037	10,665
Depreciation and amortization	11,472	8,674
(Gain) on disposal of assets	(1,638)	(227)
Losses on forward contract activities	10,923	—

	1,309,575	603,695

Operating income	77,966	14,276

Interest expense, net	10,765	5,001
Interest expense to related parties	2,287	778
Write-off of deferred financing costs in connection with refinance	3,466	—
(Gain) loss on interest rate derivative instruments	(1,014)	875
Guarantee fees	313	—

	15,817	6,654

Income before income taxes and cumulative effect of change in accounting policy	62,149	7,622
Income tax expense	22,362	2,872

Income before cumulative effect of change in accounting policy	39,787	4,750
Cumulative effect of change in accounting policy	267	—

Net income	$39,520	$4,750

Basic and diluted earnings per share:
Income before cumulative effect of change in accounting policy	$397,870	$47,500
Cumulative effect of change in accounting policy	(2,670)	—

Net income	$395,200	$47,500

Basic and diluted weighted average common shares outstanding	100	100

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(In thousands)

	For the Nine-Month	For the Nine-Month
	Period Ended	Period Ended
	September 30, 2005	September 30, 2004

Operating activities
Net income	$39,520	$4,750
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,301	9,205
Deferred income taxes	(287)	2,690
(Gain) loss on interest rate derivative instruments	(1,014)	875
Gain on disposal of assets	(1,638)	(227)
Deferred financing costs written-off in connection with debt refinance	3,466	—
Unrealized losses on forward contract activities	10,923	2
Changes in assets and liabilities (excluding those acquired or assumed):
Accounts receivable	(74,197)	(3,297)
Inventory	(2,239)	(3,240)
Prepaid inventory	20,869	—
Other current assets	(449)	(906)
Other noncurrent assets	564	(475)
Accounts payable	93,800	7,264
Interest payable (including to related parties)	889	958
Income taxes payable	21,719	36
Property and sales taxes payable	1,112	320
Petroleum and other product taxes payable	5,371	(1,050)
Accrued employee costs	877	(1,059)
Accrued expenses and other current liabilities	5,520	89
Asset retirement obligations	395	—
Other noncurrent liabilities	728	283

Net cash provided by operating activities	139,230	16,218

Investing activities
Escrow payment made with escrow agent	(5,061)	—
Business combinations, net of cash acquired	(73,132)	(22,441)
Purchase price adjustments	(91)	—
Purchases of property, plant and equipment	(8,415)	(4,832)
Proceeds from sale of convenience store assets	3,111	510

Net cash used in investing activities	(83,588)	(26,763)

(continued)

	For the Nine-Month	For the Nine-Month
	Period Ended	Period Ended
	September 30, 2005	September 30, 2004

Financing activities
Proceeds from issuances of notes payable to related parties	35,000	25,000
Repayment of note payable to related party	(3,500)	—
Proceeds from issuance of Senior Secured Credit Facility — Term Loan	165,000	—
Payments on Senior Secured Credit Facility — Term Loan	(412)	—
Net proceeds from Senior Secured Credit Facility — Revolver	8,000	—
Proceeds from issuance of Israel Discount Bank Note	30,000	—
Proceeds from issuance of Bank Leumi Note	20,000	—
Payments on Credit Agreement — Term A and Term B Loans	(131,900)	(8,700)
Net (payments on) proceeds from Credit Agreement — Revolver	(5,000)	1,500
Net (payments on) proceeds from Sun Trust Term Loan	(33,700)	34,100
Net (payments on) proceeds from Sun Trust Revolver	(3,527)	4,664
Net proceeds from (payments on) notes payable-other	—	(59)
Payment on Union Planters Term Loan	—	(9,000)
Repayment of acquired debt	—	(28,563)
Payments on capital lease obligations	(616)	(216)
Decrease (increase) in restricted cash	3,717	(549)
Purchase of interest rate derivative instruments	—	(2,289)
Deferred financing costs paid in connection with debt issuances	(13,783)	(1,926)

Net cash provided by financing activities	69,279	13,962

Net increase in cash and cash equivalents	124,921	3,417
Cash and cash equivalents at beginning of period	22,106	18,907

Cash and cash equivalents at end of period	$147,027	$22,324

Supplemental disclosures of cash flow information
Cash paid during the period for:
Interest	$10,502	$4,321

Income taxes	$750	$146

Assets acquired via the issuance of notes payable	$40	$108

Termination of equity investment in related party LLC and related debt	$—	$6,696

See accompanying notes.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
(In thousands, except share and per share data)
September 30, 2005

1.	General
      Delek US Holdings, Inc. and Subsidiaries (Delek US or the Company) is the sole shareholder of MAPCO Express, Inc. (Express), MAPCO Fleet, Inc. (Fleet), Delek Refining Inc. (Delek Refining), and Delek Finance, Inc. (Delek Finance) (collectively the Subsidiaries). Delek US and Express were incorporated during April 2001 in the State of Delaware. Fleet, Delek Refining and Delek Finance were incorporated in the State of Delaware during January 2004, February 2005 and April 2005, respectively. Previously, the Company’s subsidiaries included separately MAPCO Family Centers, Inc. (Family Centers). During June 2005, the Company executed an agreement whereby Family Centers merged with and into Express, leaving Express as the surviving company of the merged entities.
      The Company is a wholly-owned subsidiary of Delek Group Ltd. (Delek Group) located in Tel-Aviv, Israel.
      The Company consists of two reportable segments — Refining and Retail discussed in note 5.

2.	Accounting Policies

Basis of Presentation
      The condensed consolidated financial statements include the accounts of the Company and have been prepared by the Company, without audit. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted, although the Company believes that the disclosures are adequate to make the financial information presented not misleading. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and the notes thereto for the year ended December 31, 2004. In the opinion of management, all adjustments necessary for a fair statement of the results of operations for the interim period have been included. All adjustments are of a normal, recurring nature.

Principles of Consolidation
      The condensed consolidated financial statements relate to Delek US as of September 30, 2005 and December 31, 2004, and for the nine-month periods ended September 30, 2005 and 2004. All significant intercompany transactions and account balances have been eliminated in consolidation.

Reclassifications
      Certain amounts presented in prior period financial statements have been reclassified to conform with the current period presentation.

Cash and Cash Equivalents
      The Company considers cash on hand and deposits in banks to be cash. All highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash
      At December 31, 2004, the Company maintained a restricted cash balance totaling $2,482 related to proceeds received from the disposition of certain assets during 2004 and 2003. In accordance with the Credit Agreement discussed in note 7, the Company was required to deposit proceeds received from the disposition

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
of assets into a cash collateral account until the proceeds could be used to acquire replacement assets within a period not to exceed twenty-four months subsequent to the disposition. In the event replacement assets were not acquired within the twenty-four month period, the proceeds would be applied to the outstanding principal balance of the Term Loans.
      In addition, the SunTrust Agreement discussed in note 7 required the Company to maintain a deposit of cash and cash equivalents as additional collateral. The cash collateral requirements would be reduced as SunTrust perfected its security interest in assets owned by the Company. Amounts classified as restricted under the SunTrust Agreement at December 31, 2004 totaled $1,235.
      In connection with the execution of the Senior Secured Credit Facility discussed in note 7, the Company utilized its existing restricted cash balances to reduce the outstanding principal balances of the Credit Agreement and SunTrust Agreement prior to amendment. Accordingly, at September 30, 2005, the Company did not maintain a restricted cash balance.

Accounts Receivable
      Accounts receivable primarily represent receivables related to credit card sales, receivables from vendor promotions and trade receivables generated in the ordinary course of business. The Company has recorded an allowance for doubtful accounts related to trade receivables of $180 as of September 30, 2005 and December 31, 2004. All other accounts receivable amounts are considered to be fully collectible, and accordingly, no additional allowance has been established as of September 30, 2005 and December 31, 2004.

Inventory
      Refinery inventory consists of crude oil, refined products and blendstocks which are stated at the lower of cost or market. Cost is determined under the last-in, first-out (LIFO) valuation method. The LIFO method requires management to make estimates on an interim basis of the anticipated on-hand year-end inventory quantities which could differ from actual quantities. Cost of crude oil, refined product and blendstock inventories in excess of market value are charged to cost of goods sold. Such changes are subject to reversal in subsequent periods, not to exceed LIFO cost, if prices recover.
      Retail merchandise inventory consists of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel inventories are stated at the lower of cost or market on a first-in, first-out (FIFO) basis. Non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

Prepaid Inventory
      One of the Company’s vendors requires advance payments for the purchase of crude oil. Upon delivery, the Company records the receipts of the crude oil as an increase to inventory. The initial prepayment, prior to receipt of the crude oil, is recorded as prepaid inventory.

Property, Plant, and Equipment
      Assets acquired by the Company in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting as prescribed in Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. Other acquisitions of property, plant and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of the asset

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
are capitalized. Maintenance and repairs are charged to expense as incurred. The Company owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management’s estimated useful lives of the asset or the remaining lease term. Depreciation is computed using the straight-line method over management’s estimated useful lives of the related assets, which are as follows:

Computer equipment and software	3 years
Automobiles	3 years
Furniture and fixtures	5-15 years
Refinery machinery and equipment	15-20 years
Convenience store equipment	7-15 years
Petroleum and other site (POS) improvements	8-40 years
Building and building improvements	40 years
      In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates the realizability of property, plant and equipment as events occur that could indicate impairment using measurements such as projected undiscounted operating cash flows from the respective asset.

Refinery Turnaround Costs
      Refinery turnaround costs are incurred in connection with the Company’s planned shutdown and inspection of the Refinery’s major units to perform necessary repairs and replacements. Refinery turnaround costs are deferred when incurred and amortized on a straight-line basis over that period of time estimated to lapse until the next planned turnaround occurs. Refinery turnaround costs include, among other things, the cost to repair, restore, refurbish or replace refinery equipment such as vessels, tanks, reactors, piping, rotating equipment, instrumentation, electrical equipment, heat exchangers and fired heaters.

Goodwill
      Goodwill is accounted for under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. This statement addresses how intangible assets and goodwill should be accounted for upon and after their acquisition. Specifically, goodwill and intangible assets with indefinite useful lives are not amortized but are subject to annual impairment tests based on their estimated fair value. In accordance with the provisions of SFAS No. 142, the Company performs its annual review of impairment of goodwill in the fourth quarter by comparing the carrying value of the applicable reporting unit to the fair value of the reporting unit.
      If the fair value is less than the carrying value, then the Company measures potential impairment by assigning the assets and liabilities of the Company to the reporting unit in a manner similar to a purchase transaction, in accordance with the provisions of SFAS No. 141 and comparing the implied fair value of goodwill to its carrying value.

Income Taxes
      Income taxes are accounted for under the provisions of SFAS No. 109, Accounting for Income Taxes. This statement generally requires the Company to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
will be in effect when the differences are expected to reverse. Deferred income tax expense represents the net change during the period in the Company’s deferred income tax assets and liabilities.
      In connection with the Company’s acquisition of the Refinery effective April 29, 2005 discussed in note 3, the Company’s consolidated effective tax rate changed. Substantially all of the Company’s Refinery operations are organized as a limited partnership in the state of Texas, which is not subject to income tax in the state of Texas. As a result, the Refinery operation’s effective tax rate for the year is equal to the federal rate plus a nominal amount of state income taxes. Consequently, the Company’s consolidated effective tax rate is reduced by Delek Refining’s proportionate contribution to the Company’s consolidated pretax earnings. The taxation of the Company’s earnings in Texas is subject to change if new legislation is enacted that would require taxation of all or a portion of a limited partnership’s earnings.
      During the nine-month period ended September 30, 2005, as a result of an increase in income before income taxes, the Company’s statutory federal rate increased from approximately 34% to 35%. The Company made adjustments to certain of its deferred tax assets and liabilities to reflect this increase. As a result, during the nine-month period ended September 30, 2005, the Company recorded additional income tax expense of approximately $600.

Earnings Per Share
      Basic and diluted earnings per share are computed by dividing net income by the weighted average common shares outstanding. For the periods ending September 30, 2005 and 2004, the share purchase rights granted as discussed in note 10 were the only potentially dilutive instruments. As the exercise of these share purchase rights is contingent upon the completion of an initial public offering, they are not considered potentially dilutive until the initial public offering has been completed.

Stock-Based Compensation
      The Company currently accounts for employee stock options under the intrinsic method in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, as permitted by SFAS No. 123, Share-Based Payment. SFAS 123 requires the Company to provide pro forma information regarding income per share as if compensation cost for share purchase rights granted under the employment agreement described in Note 10, had been determined in accordance with the fair value method. Since the vesting of the share purchase rights is contingent on a future event that is not currently considered probable, no share purchase rights have vested and no pro forma compensation cost is disclosed.

Fair Value of Financial Instruments
      The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments as of September 30, 2005, and December 31, 2004. Management estimates that book value approximates fair value for all of the Company’s assets and liabilities that fall under the scope of SFAS No. 107, Disclosures about Fair Value of Financial Instruments.
      A majority of the Company’s debt and derivative financial instruments outstanding at September 30, 2005, and December 31, 2004, were executed with a limited number of financial institutions. The risk of counterparty default is limited to the unpaid portion of amounts due to the Company pursuant to the terms of the derivative agreements. The net amount due from these financial institutions at September 30, 2005, and December 31, 2004, totaled $2,935 and $1,921, respectively, as discussed in note 7.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005

Revenue Recognition
      Revenues for products sold are recorded upon delivery of product, which is the point at which title to the product is transferred, and when payment has either been received or collection is reasonably assured.
      The Company derives service revenue from the sale of lottery tickets, money orders, and other ancillary product and service offerings. Service revenue and related costs are recorded at gross amounts and net amounts, as appropriate, in accordance with the provisions of Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent. The Company records service revenue and related costs at gross amounts when the Company is the primary obligor, is subject to inventory risk, has latitude in establishing prices and selecting suppliers, influences product or service specifications, or has several but not all of these indicators. The Company records service revenues net of costs when the Company is not the primary obligor and does not possess other indicators of gross reporting as discussed.

Advertising Costs
      The Company expenses advertising costs as incurred. Advertising expense for the nine-month periods ended September 30, 2005 and 2004 totaled approximately $800 for each period.

Vendor Discounts and Deferred Revenue
      The Company receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as quantities purchased, quantities sold, merchandise exclusivity, store space and various other factors. In accordance with Emerging Issues Task Force (EITF) 02-16, Accounting by a Reseller for Consideration Received from a Vendor, the Company recognizes these amounts as a reduction of inventory until the products are sold, at which time the amounts are reflected as a reduction in cost of goods sold. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue, are reclassified as a reduction in inventory upon receipts of the products, and are subsequently recognized as a reduction of cost of goods sold as the products are sold.
      The Company also receives advance payments from certain vendors related to contractual agreements. These amounts are recorded as deferred revenue and are subsequently recognized in revenue as earned in accordance with the terms of the agreements.

Self-Insurance Reserves
      The Company is primarily self-insured for employee medical, workers’ compensation, and general liability costs, with varying limits of per claim and aggregate stop loss insurance coverage that management considers adequate. The Company maintains an accrual for these costs based on claims filed and an estimate of claims incurred but not reported. The difference between actual settlements and recorded accruals are recorded in the period identified.

Environmental Expenditures
      It is the Company’s policy to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and the amount can be reasonably estimated. Environmental liabilities represent the current estimated costs to investigate and remediate contamination at

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
the Company’s properties. This estimate is based on internal and third-party assessments of the extent of the contaminations, the selected remediation technology and review of applicable environmental regulations. Accruals for estimated costs from environmental remediation obligations generally are recognized no later than completion of the remedial feasibility study and include, but are not limited to, costs to perform remedial actions and costs of machinery and equipment that is dedicated to the remedial actions and that does not have an alternative use. Such accruals are adjusted as further information develops or circumstances change. Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized.

Adoption of FIN 47
      Effective January 1, 2005, the Company adopted Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47), which requires companies to recognize a liability for the fair value of a legal obligation to perform asset-retirement activities that are conditional on a future event when the amount can be reasonably estimated. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation under Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS 143).
      Associated with the adoption of the standard the Company recorded a cumulative effect of adoption of $267 (net of $180 of income taxes) ($2,670 per share) and a long-term asset retirement obligation of $1,539. The effect on the results of operations for the nine months ended September 30, 2005 and the pro forma effects on the results of operations for the nine months ended September 30, 2004 are $125 and $71, respectively.
      The Company’s initial asset retirement obligation as of January 1, 2005 relates to the removal of underground storage tanks at the Company’s leased retail sites as legally required under the applicable leases. The asset retirement obligation for storage tank removal on leased retail sites is being accreted over the expected life of the underground storage tanks which approximates the average retail site lease term.
      Subsequent to adoption of FIN 47, the Company recorded a long-term asset retirement obligation on April 29, 2005 in connection with its purchase of the Refinery of $1,255 related to the required disposal of waste in certain storage tanks. In addition to this identified asset retirement obligation at the Refinery, the Company is continuing to evaluate the need for additional asset retirement obligations related to the Refinery as discussed in Note 3.
      In order to determine fair value, management must make certain estimates and assumptions including, among other things, projected cash flows, a credit-adjusted risk-free rate and an assessment of market conditions that could significantly impact the estimated fair value of the asset retirement obligation.

Comprehensive Income
      Comprehensive income for the nine-month periods ended September 30, 2005 and 2004 was equivalent to net income for the Company.

Operating Leases
      The Company leases land and buildings under various operating lease arrangements, most of which provide the Company with the option, after the initial lease term, to renew the leases. Some of these lease

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
arrangements include fixed rental rate increases, while others include rental rate increases based upon such factors as changes, if any, in defined inflationary indices.
      In accordance with SFAS No. 13, Accounting for Leases, for all leases that include fixed rental rate increases, the Company calculates the total rent expense for the entire lease period, considering renewals for all periods for which failure to renew the lease imposes economic penalty, and records rental expense on a straight-line basis in the accompanying condensed consolidated statements of operations.

Derivatives
      The Company records all current derivative financial instruments, such as interest rate swap agreements, interest rate cap agreements, fuel related derivatives and forward contracts at estimated fair value regardless of their intended use in accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted. Changes in the fair value of the derivative instruments have historically been recognized periodically in operations as such instruments did not comply with the hedging requirements of SFAS No. 133 which allow such changes to be classified as other comprehensive income. The Company obtains the fair value of all derivative financial instruments on a monthly basis from third party financial and brokerage institutions.
      Changes in the fair value of certain fuel related derivatives are recorded as an adjustment to cost of goods sold. The Company recorded net increases to cost of goods sold as a result of these fuel related derivative transactions of $264 and $413, respectively, during the nine-month periods ended September 30, 2005 and 2004. Such amounts include both realized and unrealized gains and losses. The Company obtains the fair value of these fuel related derivative instruments on a monthly basis from third party brokerage institutions.
      During August and September of 2005, the Company entered into six forward fuel contracts with a major financial institution. The contracts, which fix the purchase price of crude and sales price of finished grade fuel for a predetermined number of units at a future date, have fulfillment terms of less than 60 days. The Company recorded unrealized losses of $10,923 during the nine-month period ended September 30, 2005 which are included as losses on forward contract hedging activities as well as forward contract settlement liability in the accompanying condensed consolidated statements of operations and condensed consolidated balance sheets, respectively. The Company obtains information to calculate the fair value of these forward contracts on a daily basis from a third party financial institution.

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements
      In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment, which requires expensing stock options and other share-based compensation payments to employees and supersedes SFAS No. 123, which had allowed companies to choose between expensing stock options or showing pro forma disclosure

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
only. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. This standard is effective for the Company as of January 1, 2006 and will apply to all awards granted, modified, cancelled or repurchased after that date as well as the unvested portion of prior awards. The Company will apply SFAS 123R prospectively to new awards and to awards modified, repurchased or cancelled after January 1, 2006 as well as the unvested portion of prior awards. The impact of adoption on the Company’s financial position and results of operations is still being evaluated.
      In November 2004, the FASB issued Statement No. 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material and requires that those items be recognized as current-period charges. Statement No. 151 also requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. Statement No. 151 is effective for fiscal years beginning after June 15, 2005, and its impact on the Company’s financial position and results of operations has not been determined.
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, which addresses the measurement of exchanges of nonmonetary assets. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets, which was previously provided by Accounting Principles Board (APB) Opinion No. 29, Accounting for Nonmonetary Transactions, and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not affect the Company’s financial position or results of operations for the nine-month period ended September 30, 2005.
      In September 2005, the Emerging Issues Task Force, (EITF) reached a consensus concerning the accounting for linked purchase and sale arrangements in EITF Issue No. 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty. The EITF concluded that non-monetary exchanges of finished goods inventory within the same line of business be recognized at the carrying value of the inventory transferred. The consensus is to be applied to new buy/sell arrangements entered in reporting periods beginning after March 15, 2006. The Company does not expect the impact of this EITF Issue No. 04-13 consensus to have a material effect on the Company’s financial position or results of operations.
      In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3. This statement changes the requirements for accounting for and reporting a change in accounting principles and applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement requires retrospective application to prior periods’ financial statements of changes in accounting principles, unless it is impracticable to determine either the period-specific effects or the cumulative effect of change. This statement becomes effective for fiscal years beginning after December 15, 2005. The Company does not expect the adoption of the statement to have an impact on the Company’s financial position and results of operations.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005

3.	Acquisitions
      Effective April 29, 2005, the Company acquired certain refinery and crude oil pipeline assets in Tyler, Texas (collectively, the Refinery) through its wholly owned subsidiary Delek Refining. Total consideration paid for Refinery assets approximated $68,084.
      In connection with the acquisition, the Company assumed certain involuntary employee termination benefit liabilities as outlined in the seller’s employee severance plan. The Company is in the process of finalizing its plan (the Plan) for involuntary termination but in connection with its purchase price allocation has included an accrual of approximately $954 for its estimated settlement of liabilities under the Plan. As of September 30, 2005, there have been no charges against or adjustments of this liability. The Company estimates it will finalize its Plan within one year from the period of acquisition. Subsequent adjustments as a result of the Company’s finalization of its Plan will be included as adjustments to the cost of the acquired entity.
      In addition to the consideration paid as the acquisition cost mentioned above for the Refinery, the Company incurred and capitalized approximately $5,048 in acquisition transaction costs. The allocation of the aggregate purchase price of the Refinery acquisition is summarized as follows:

Fixed assets	$33,819
Inventory	59,885
Prepaid inventory and other assets	26,436
Assumed accounts payable	(37,821)
Assumed asset retirement obligation	(1,255)
Assumed environmental liabilities	(7,932)

$73,132

      The Company consolidated the Refinery’s results of operations beginning April 29, 2005. The unaudited pro forma consolidated results of operations for the nine months ended September 30, 2005 as if the Refinery acquisition had occurred on January 1, 2005 are as follows:

Revenues	$1,667,833

Income before cumulative effect of change in accounting policy	$44,135

Basic and diluted earnings per share before cumulative effect of change in accounting policy	$441,350

      On April 30, 2004, the Company completed a stock purchase agreement with an unrelated third party, whereby the Company acquired 100% of the issued and outstanding stock of Williamson Oil Co., Inc. (WOC), an Alabama corporation, which included operating assets, working capital and related debt for 100 convenience stores located primarily in the state of Alabama. Of the 100 stores acquired, eleven were owned by WOC but leased to and operated by unrelated third parties. Thus, 89 stores were directly operated by WOC. The acquisition included two wholly owned subsidiaries of WOC that provide wholesale distribution of fuel and merchandise to unrelated third parties and WOC operating stores. Total consideration paid in exchange for 100% of the stock of WOC was $20,751.
      In addition to the consideration paid as the acquisition cost mentioned above for WOC, the Company incurred and capitalized approximately $2,475 in acquisition transaction costs, of which $63 and $2,412 was

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
recorded during 2005 and 2004, respectively. The allocation of the aggregate purchase price of the WOC acquisition is summarized as follows:

Fixed assets	$58,830
Inventory	6,938
Cash	985
Other assets	2,641
Goodwill	3,834
Deferred tax liabilities	(8,792)
Assumed liabilities	(41,210)

$23,226

      The above acquisitions were accounted for using the purchase method of accounting, as prescribed in SFAS No. 141 and the results of their operations have been included in the condensed consolidated statements of operations from the dates of acquisition. The purchase price was allocated to the underlying assets and liabilities based on their estimated relative fair values. The final allocation of the Refinery purchase price is subject to adjustments for a period not to exceed one year from the consummation date, specifically with respect to the allocation of the fair value of fixed assets to specific components and the determination of the Refinery’s asset retirement obligations as required by FIN 47. The allocation period is intended to differentiate between amounts that are determined as a result of the identification and valuation process required by SFAS No. 141 for all assets acquired and liabilities assumed and amounts that are determined because information that was not previously obtainable becomes obtainable. As of June 30, 2005, the Company had completed its allocation of the purchase price for the WOC acquisition. During the nine-month period ended September 30, 2005, the final allocation of the purchase price for the WOC acquisition resulted in net decreases to goodwill of $825.

4.	Inventory
      Carrying value of inventories consisted of the following:

	September 30,	December 31,
	2005	2004

Refinery raw materials and supplies	$24,991	$—
Refinery work in process	16,619	—
Refinery finished goods	14,590	—
Convenience store fuel	13,356	8,802
Convenience store merchandise	20,869	19,505

Total inventories	$90,425	$28,307

5.	Segment Data
      Statement of Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires disclosure of a measure of segment profit or loss. In connection with the purchase of the Refinery and related assets on April 29, 2005, management began viewing the Company’s operating results in two reportable segments: retail and refining.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005

Retail Segment
      The Company operates 328 retail convenience stores throughout the southeastern United States (177 and 93 of which are located in Tennessee and Alabama, respectively) as of September 30, 2005. The retail convenience stores, which primarily operate under the Company’s brand names “MAPCO Express”, “Discount Food Mart” and “East Coast” as well as other non-company proprietary brands, engage in the retail marketing of gasoline, diesel fuel, other petroleum products and convenience merchandise.

Refining Segment
      Effective April 29, 2005, the Company, as discussed in note 3, acquired the Refinery which processes a variety of crude oils, including domestic sweet light crude oil that is transported through the Company’s crude oil pipeline and an unrelated third party pipeline. The Refinery processes the crude and manufactures transportation motor fuels including various grades of gasoline, diesel fuel, aviation fuel and other petroleum based products that are distributed through its product terminal located at the Refinery, as well as through third party pipelines.

Corporate, Other and Eliminations
      Operations that are not included in either of the Company’s two reportable segments are included in the category Corporate and Other. These operations consist primarily of corporate headquarter operating expenses, depreciation and amortization expense and interest income and expenses.
      The Company measures the operating performance of each segment within the above two reportable segments, based on the segment contribution margin. The Company defines segment contribution margin as net sales less cost of sales and operating expenses, excluding depreciation and amortization.
      For the Retail segment, cost of sales includes the costs of specific products sold. Store operating expenses, include costs such as wages of employees at the stores, utility expense for the stores, lease expense for the stores and other costs of operating the stores, excluding depreciation and amortization.
      For the Refining segment, cost of sales includes all the costs of crude oil, feedstocks and related transportation. Operating expenses include the costs associated with the actual operation of the Refinery, excluding depreciation and amortization.
      Prior to the purchase of the Refinery and related assets, the Company had only the Retail segment, thus segment data prior to 2005 is not applicable.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
      The following is a summary of business segment operating performance for the period indicated:

	Nine Months Ended September 30, 2005

			Corporate,
			Other and
	Refining	Retail	Eliminations	Consolidated

Net sales (excluding intercompany sales)	$588,326	$798,974	$241	$1,387,541
Intercompany sales	888	—	(888)	—
Operating costs and expenses:
Cost of goods sold	489,401	690,982	(888)	1,179,495
Operating expenses	27,636	64,402	248	92,286

Segment contribution margin	$72,177	$43,590	$(7)	115,760

General and administrative expenses				17,037
Depreciation and amortization				11,472
Gain on disposal of assets				(1,638)
Losses on forward contract activities				10,923

Operating income				$77,966

Total assets	$301,794	$328,403	$13,333	$643,530

6.	Equity Investment in Related Party LLC
      Between June 20, 2002 and December 31, 2003, the Company was the nominee of its affiliates Delek — The Israel Fuel Corporation Ltd. (Delek Fuel) and Delek Motors Ltd. (Delek Motors), each a subsidiary of Delek Group, with regard to a two-thirds membership interest in another affiliate, El-Ad Delek LLC (Related Party LLC or the LLC), a Delaware limited liability company. The two-thirds membership interest in the LLC was beneficially owned in equal amounts by those affiliates and held of record by the Company. The LLC is principally engaged in the ownership and charter operations of a corporate aircraft based in New Jersey. During this period the Company did not invest any amounts in this entity, did not exercise control over this entity and was not entitled to any of the economic benefits or risks of loss of ownership. On December 31, 2003, the Company agreed to terminate this nominee arrangement so that Delek Fuel and Delek Motors would become record, as well as beneficial, owners of their respective one third beneficially-owned interests in the LLC held by the Company as nominee.
      Effective December 31, 2003, the Company purchased 33.3% of the membership interest in the LLC, from Delek Fuel for $6,696. The Company acquired the interest in the LLC from Delek Fuel by issuing a variable rate promissory note payable of $6,696 for which the entire principal balance and interest was due in full on January 1, 2009. The note bore interest based on LIBOR plus 1.50% per year.
      On May 17, 2004, the Company and Delek Fuel agreed to terminate this purchase and sale agreement and the related promissory note payable to Delek Fuel effective December 31, 2003. In connection with terminating the agreements effective December 31, 2003, Delek Fuel agreed to become solely responsible for all income and expense related to the 33.3% membership interest in the LLC and to cancel the related note payable as of January 1, 2004. As such, there are no equity earnings, income or expenses related to the LLC

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
or interest expense related to the note payable recorded within the Company’s consolidated financial statements for the year ended December 31, 2004.

7.	Long-Term Obligations
      Outstanding borrowings under the Company’s existing debt instruments and capital lease obligations at September 30, 2005 and December 31, 2004 are as follows:

	September 30,	December 31,
	2005	2004

Notes payable to related parties	$60,000	$28,500
Credit Agreement — Term Loans (A and B)	—	131,900
Credit Agreement — Revolver	—	5,000
SunTrust Term Loan	—	33,700
SunTrust Revolver	—	3,527
Senior Secured Credit Facility — Term Loan	164,588	—
Senior Secured Credit Facility — Revolver	8,000	—
Israel Discount Bank Note	30,000	—
Bank Leumi Note	20,000	—
Capital lease obligations	—	616
Other notes payable	90	90

	282,678	203,333
Less:
Current portion of long-term debt	(1,650)	(19,516)
Note payable to Related Party — currently due	—	(3,500)
Current portion of capital lease obligations	—	(389)
Current portion of other notes payable	(46)	—

	$280,982	$179,928

Notes Payable to Related Parties
      During February 2003, the Company signed a note payable with Delek Group in the amount of $3,500. Proceeds from the note were used in the February 2003 purchase of seven convenience stores located in Tennessee. The note bore interest at a rate of 4.0% per annum. On August 17, 2004, the Company modified the maturity date of this note payable that was originally due to mature on August 26, 2004. The note payable, after the modification, was due to mature on December 31, 2005. During May 2005, the Company repaid all outstanding principal and interest due under the note.
      On April 28, 2004, the Company signed a note payable with Delek Fuel in the amount of $25,000. Proceeds from the note were used to fund a portion of the WOC purchase discussed in note 3. The note bears interest at a rate of 6.30% per annum with interest and principal payments due upon maturity on April 27, 2008.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
      On April 27, 2005, the Company signed a note payable with Delek Group in the amount of $35,000. Proceeds from the note were used primarily to fund a portion of the Company’s acquisition of the Refinery discussed in note 3. The note bears interest at a rate of 7.0% per annum with interest due and payable in semi-annual installments commencing July 1, 2007 and principal payments due upon maturity on April 27, 2010.

Credit Agreement — Term Loans (A and B) and Revolver
      On July 31, 2002, the Company entered into a Credit Agreement with Bank Leumi USA (Leumi) and Bank Hapoalim BM (Hapoalim). Subsequently, during March of 2004 and again in April of 2004, the Company and the lenders executed an amended and restated Credit Agreement (the Credit Agreement) which among other things changed certain covenants of the original agreement for 2004 and beyond. The Credit Agreement provided two term loans (Term A and Term B) to the Company in the original principal amount totaling $158,000 in aggregate, a portion of the proceeds of which were used to pay off existing borrowings under two short-term promissory notes. The term loans in the original and distinct principal amounts of $116,000 and $42,000 were due to mature on July 1, 2011 (Term A) and July 1, 2007 (Term B), respectively. The Term A loan was subject to mandatory reductions in principal over its term while the Term B loan was payable in full upon maturity.
      In addition, the Credit Agreement contained a revolving loan component (the Revolver) not to exceed $20,000, as amended, which included a sub-facility for letters of credit that at no time could exceed the borrowing capacity available under the Revolver.
      The Credit Agreement required the Company to comply with certain financial and non-financial covenants. The Company believes it was in compliance with all covenant requirements at December 31, 2004.
      In connection with the execution of the Senior Secured Credit Facility described below, in April 2005, the Company wrote-off approximately $2,349 of unamortized deferred financing costs paid in connection with the original execution of the Credit Agreement. The write-off of these costs is included as a component of interest expense in the accompanying condensed consolidated statements of operations for the indicated periods.

SunTrust Term Loan and Revolver
      On April 30, 2004, the Company entered into a credit agreement (the SunTrust Agreement) with SunTrust Bank in its capacity as the administrative agent for a consortium of lenders. The SunTrust Agreement provided for a term loan (the SunTrust Term Loan) in an aggregate principal amount equal to $34,500. The proceeds were used to pay a portion of the purchase price of the WOC acquisition discussed in note 3 and refinance a portion of the related debt acquired. The SunTrust Term Loan was due to mature on June 30, 2008 and required mandatory reductions in principal amounts outstanding through its term. Additionally, the SunTrust Agreement provided for a revolving loan component (the SunTrust Revolver) not to exceed $6,000 that was due to mature on April 30, 2008.
      The SunTrust Agreement required the Company to comply with certain financial and non-financial covenants. The Company believes it was in compliance with all covenant requirements at December 31, 2004.
      In connection with the execution of the Senior Secured Credit Facility described below, in April 2005, the Company wrote-off approximately $1,117 of unamortized deferred financing costs paid in connection with the original execution of the SunTrust Agreement. The write-off of theses costs is included as a component of

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
interest expense in the accompanying condensed consolidated statements of operations for the indicated periods.

Senior Secured Credit Facility
      On April 28, 2005, the Company executed an amended and restated agreement with a new syndicate of lenders and Lehman Commercial Paper Inc. serving as administrative agent (the Senior Secured Credit Facility). In connection with the execution of the amended and restated agreement, the Company consolidated the borrowings under its existing Credit Agreement and SunTrust Agreement into a single credit facility and increased the borrowing capacity available under the facility to $205,000.
      The Senior Secured Credit Facility consists of a $40,000 Revolving Credit Facility (the Senior Secured Credit Facility Revolver) and a $165,000 term loan (the Senior Secured Credit Facility Term Loan). Borrowings under the Senior Secured Credit Facility are secured by substantially all the assets of the merged Express and Family Centers.
      The Senior Secured Credit Facility Term Loan requires quarterly principal payments of approximately 0.25% of the principal balance through March 31, 2011 and a balloon payment of approximately 94.25% of the principal balance due upon maturity on April 28, 2011. The Senior Secured Credit Facility Revolver is payable in full upon maturity on April 28, 2009 with periodic interest repayment requirements. The Senior Secured Credit Facility Term and Revolver loans bear interest based on predetermined pricing grids which allow the Company to choose between a “Base Rate” or “Eurodollar” loan (as defined in the Senior Secured Credit Facility). Interest is payable quarterly for Base Rate Loans and the applicable interest period on Eurodollar Loans. As of September 30, 2005 the weighted average borrowing rate was 6.7% for the Senior Secured Credit Facility Term Loan and 6.4% for the Senior Secured Credit Facility Revolver. Additionally, the Senior Secured Credit Facility requires the Company to pay a quarterly fee of 0.5% per annum on the average available revolving commitment. Letters of credit outstanding under this agreement as of September 30, 2005 totaled approximately $7,900. Amounts available under the Senior Secured Credit Facility Revolver as of September 30, 2005 totaled $24,150.
      The Senior Secured Credit Facility requires the Company to comply with certain financial and non-financial covenants.

SunTrust ABL Revolver
      On May 2, 2005 the Company entered into a $250,000 asset based senior revolving credit facility with a syndicate of lenders led by SunTrust Bank as administrative agent to finance ongoing working capital, capital expenditures and general needs of the Refinery. This agreement (the SunTrust ABL Revolver) which matures on April 29, 2009, bears interest based on predetermined pricing grids which allow the Company to choose between a “Base Rate” or “Eurodollar” loan (as defined in the SunTrust ABL Revolver). Interest is payable quarterly for Base Rate loans and the applicable interest period on Eurodollar loans. Availability under the SunTrust ABL Revolver is determined by a borrowing base defined in the SunTrust ABL Revolver, supported primarily by certain accounts receivable and inventory.
      Additionally, the SunTrust ABL Revolver supports the Company’s issuances of letters of credit in connection with the purchases of crude oil for use in the refinery process that at no time may exceed the aggregate borrowing capacity available under the SunTrust ABL Revolver. As of September 30, 2005 the Company had no outstanding borrowings under the agreement but had letters of credit outstanding totaling

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
approximately $178,000. Amounts available under the SunTrust ABL Revolver as of September 30, 2005 totaled $72,000.
      The SunTrust ABL Revolver contains certain negative covenants and pledges which prohibit the Company from creating, incurring or assuming any liens, mortgages, pledges, security interests or other similar arrangements against the property, plant and equipment of the Refinery.
      Under the SunTrust ABL Revolver, the Company is subject to certain financial and non-financial covenants.
      In connection with the SunTrust ABL revolver, Delek Group executed a $5,000 guaranty in favor of the lenders. In return, the Company agreed to pay Delek Group guarantee fees equal to 1.5% per year of the guaranteed amount. The lenders terminated the guaranty on October 1, 2005.

Israel Discount Bank Note
      On April 26, 2005, the Company entered into a $30,000 promissory note with Israel Discount Bank of New York (Israel Discount Bank Note). The proceeds of this note were used to fund a portion of the Refinery acquisition discussed in note 3. The Israel Discount Bank Note matures on April 30, 2007 and bears interest, payable quarterly, at a spread of 1.375% over the 90 day London Inter Bank Offering Rate (LIBOR), with the first interest payment due on April 30, 2006. As of September 30, 2005 the weighted average borrowing rate on the Israel Discount Bank Note was 5.04%.

Bank Leumi Note
      On April 27, 2005, the Company entered into a $20,000 promissory note with Bank Leumi USA (Bank Leumi Note). The proceeds of this note were used to fund a portion of the Refinery acquisition discussed in note 3. The Bank Leumi Note matures on April 27, 2007 and bears interest, payable quarterly, at a spread of 1.375% over the LIBOR Rate (Reserve Adjusted) for a three month term, with the first interest payment due on April 30, 2006. As of September 30, 2005 the weighted average borrowing rate on the Bank Leumi Note was 5.06%.

Related Party Letters of Credit
      As of September 30, 2005, the Company had letters of credit for fuel purchases totaling $9,500 issued in the Company’s favor by Delek Fuel.

Guarantee Fees
      In connection with the execution of the Credit Agreement, Delek Fuel entered into a limited guarantee for the benefit of the Company and in favor of Leumi and Hapoalim. The general terms of the guarantee required Delek Fuel to guarantee a significant amount in the event the Company was unable to perform its payment obligations under the Credit Agreement. The Guarantee was due to expire on the earlier of July 1, 2011 or the complete payment satisfaction of all amounts outstanding under the Credit Agreement. In May 2004, the Company and Delek Fuel agreed that the Company would pay Delek Fuel a fee for the guarantee in the amount of $150 per quarter. Further the Company and Delek Fuel agreed that the payment of this fee would be effective July 1, 2003. However, during June 2004, the Company and Delek Fuel terminated the fee agreement effective April 1, 2004. Subsequently, during September 2004, Delek Fuel agreed to forgive the

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
Company of the guarantee fee earned July 1, 2003 through March 31, 2004 and these fees were subsequently reversed.
      In connection with the issuances of the Israel Discount Bank Note and Bank Leumi Note, Delek Group entered into a limited guarantee for the benefit of the Company and in favor of Israel Discount Bank of New York and Bank Leumi USA. The general terms of the guarantee require Delek Group to guarantee a significant amount in the event the Company is unable to perform its payment obligations under the indicated notes. The guarantee expires in April 2007 or earlier in the event the complete payment satisfaction of all amounts outstanding under the indicated notes have been met. In exchange for the guarantee, the Company has agreed to pay Delek Group an annual fee equal to 1.5% of the guaranteed amount during the term of the guarantee.

Capital Lease Obligations
      In connection with the WOC acquisition on April 30, 2004, discussed in note 3, the Company assumed certain capital lease obligations for equipment with two financial institutions. The leases had original maturity dates ranging from September 15, 2005 to March 23, 2007 and included provisions for monthly payments of principal and interest at rates ranging from 9.40% to 11.54%. In June 2005, in connection with Family Centers’ merger into and with Express, all amounts owed under the capital lease obligations were repaid and the leases terminated.

Derivative Instruments
      The Company has entered into multiple interest rate swap agreements on $19,200 of notional principal amounts and multiple interest rate cap agreements on $145,000 of notional principal amounts as of September 30, 2005 and December 31, 2004. These agreements are intended to economically hedge floating rate debt relating to the Company’s current borrowings under the Senior Secured Credit Facility and previous indebtedness under the Company’s Credit Agreement and SunTrust Agreement, discussed above. However, as the Company has elected to not comply with the requirements, including formal hedge designation and documentation, to apply hedge accounting treatment in accordance with the provisions of SFAS No. 133, the Company is recording the fair value of the derivatives in the balance sheet with the offsetting entry to earnings. The derivative instruments mature on various dates ranging from January 2006 through July 2010. The estimated fair value of the Company’s interest rate swap and interest rate cap agreements at September 30, 2005, and December 31, 2004 totaled $2,935 and $1,921, net, respectively, and was recorded in other noncurrent assets in the accompanying condensed consolidated balance sheets.
      In accordance with SFAS No. 133, as amended, the Company recorded non-cash interest (income) expense representing the change in estimated fair value of the interest rate swap and interest rate cap agreements of ($1,014) and $875, respectively, for the nine-month periods ended September 30, 2005 and 2004.

8.	Related Parties
      In August of 2004, an officer executed a promissory note in favor of the Company in the amount of $100. In November 2005, in connection with an amendment of the officer’s employment agreement, the officer executed an additional promissory note in the amount of $100 in favor of the Company. These promissory notes bear no interest and are payable in full upon termination of the officer’s employment with the Company.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
      As of May 1, 2005, the Company entered into a consulting agreement with Greenfeld-Energy Consulting, Ltd., a company owned and controlled by one of the Company’s directors. Pursuant to the consulting agreement the Company compensated Greenfeld-Energy Consulting, Ltd. approximately $7.0 per month from May through August 2005 and approximately $8.0 per month commencing September 2005, plus reasonable expenses for consulting services relating to the refining industry performed personally by the director. The agreement continues in effect until terminated by either party upon six months advance notice to the other party.
      In June 2005, in connection with the Company’s refinery operations, Delek Group guaranteed certain of the Company’s obligations to one of the Company’s vendors at the Refinery, in consideration of which the Company agreed to pay Delek Group guarantee fees of $12.5 per month for every calendar month during the quarter in which the Company incurs debt that is subject to the guaranty.
      In August 2005, in connection with the Company’s forward contract activities, Delek Group guaranteed certain of the Company’s obligations up to $25,000. In consideration of that guaranty, the Company agreed to pay Delek Group quarterly fees based on 1.5% per year of the average quarterly exposure to Delek Group as a result of the Company’s forward contract activities. The guaranty was terminated effective as of January 1, 2006.
      Affiliates of the Company provide guarantees to various vendors supporting the Company’s fuel purchasing activities.

9.	Environmental Commitments and Contingencies
      Prior to the Company’s purchase of the Refinery on April 29, 2005, the Refinery was the subject of various state and federal proceedings relating to environmental regulations, conditions and inquiries, including the Consent Agreement and Administrative Order discussed below. The former owner of the Refinery is responsible for payment of any fines or penalties that may result from settlement of these actions. However, the Company will have financial and operating responsibility for implementing required actions to correct identified deficiencies.
      As is the case with most companies engaged in similar industries, the Company faces potential exposure to future claims and lawsuits involving environmental matters. The matters include soil and water contamination, air pollution, personal injury and property damage allegedly caused by substances which the Company manufactured, handled, used, released or disposed. While it is often extremely difficult to reasonably quantify future environmental related expenditures, the Company anticipates that continuing capital investments will be required over the next several years to comply with existing regulations. Based upon environmental evaluations performed by third parties subsequent to the Company’s purchase of the Refinery, the Company has recorded a liability of $7,932 as of September 30, 2005 relative to the probable estimated costs of remediating certain environmental issues of a non-capital nature which were assumed in connection with the Company’s acquisition of the Refinery discussed in note 3. This liability includes estimated costs for on-going remediation efforts for known and potential contaminations of soil and groundwater which were already being performed by the previous owner, as well as estimated costs for additional issues which have been identified and self reported by the Company subsequent to the purchase. Approximately $433 of the undiscounted liability is expected to be expended within the next year with the remaining balance of $7,499, expendable within the next ten years. Other than the matters discussed above for which the Company has recorded a liability and the two environmental enforcement actions discussed below, the Company has not been named as defendant in any environmental, health or safety related litigation.

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
      In February 2005, the prior Refinery owner settled an alleged violation with the Texas Commission on Environmental Quality (TCEQ) regarding H2S in the fuel gas system and excess SO2 emissions at the Refinery. The former owner paid a penalty and agreed to take actions to reduce H2S concentrations in the fuel gas burned by the refinery flares, but did not complete the actions required by the Administrative Order by the time the Company consummated the purchase of the Refinery. Consequently, the Company became responsible for ensuring these actions are completed in the near future. As these costs are considered capital in nature, the Company has not accrued any portion of these costs currently.
      In late 2004, the prior Refinery owner began Consent Agreement negotiations with the Environmental Protection Agency (EPA) and Department of Justice with respect to a settlement of issues concerning the application of air quality requirements to past and future operations at the Refinery. It is expected that a final settlement will be reached by the end of 2005. Although the prior owner is responsible for payment of any penalties resulting for the period prior to the Company’s purchase of the Refinery, the Consent Agreement will require the Company to make investments at the Refinery, including the installation of a new electrical substation that will increase operational reliability and construction of additional sulfur removal capacity. As these costs are considered capital in nature, the Company has not accrued any portion of these costs currently. In addition, the Consent Decree is expected to require certain on-going operational changes that will increase future operating expenses at the Refinery.
      The Federal Clean Air Act (CAA) authorizes the EPA to require modifications in the formulation of the refined transportation fuel products the Company manufactures in order to limit the emissions associated with their final use. In December 1999, the EPA promulgated national regulations limiting the amount of sulfur to be allowed in gasoline at future dates. The EPA believes such limits are necessary to protect new automobile emission control systems that may be inhibited by sulfur in the fuel. The new regulations required the phase-in of gasoline sulfur standards beginning in 2004, with special provisions for small refiners or those receiving a waiver. The Company received a waiver from the EPA that postpones requirements for the lowest sulfur standards until 2007 or 2008, depending on the specific compliance options chosen under the agreement with the EPA.
      The EPA promulgated regulations that will limit the sulfur content of highway diesel fuel beginning in 2006 to 15 parts-per-million (ppm). The current standard is 500 ppm. In June 2004, the EPA issued new regulations that will limit emissions from diesel fuel powered engines used in non-road activities such as mining, construction, agriculture, railroad and marine and will simultaneously limit the sulfur content of diesel fuel used in these engines to facilitate compliance with the new emission standards. The regulations provide for a timed phase-in of the non-road low sulfur requirements extending beyond the on-road diesel deadlines. As required by the gasoline sulfur waiver from the EPA, the Company plans to meet the ultimate 15 ppm standard for at least 95% of the on-road highway diesel fuel and the non-road diesel fuel manufactured by June 1, 2006.
      The TCEQ has promulgated regulations requiring the use of only Low Emission Diesel (LED) in counties east of Interstate 35 beginning in October, 2005. The Company has received approval to meet these requirements for diesel sales east of I-35 by selling diesel that meets the federal ultra-low sulfur requirements, ahead of the federally required schedule. Additional diesel volumes that meet the LED requirements may be manufactured using fuel additives approved by the TCEQ.
      The Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), also known as “Superfund,” imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the

DELEK US HOLDINGS, INC. AND SUBSIDIARIES
(A Subsidiary of Delek Group Ltd.)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)
(In thousands, except share and per share data)
September 30, 2005
environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances. Under CERCLA, such persons may be subject to joint and several liabilities for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances or other pollutants released into the environment. Analogous state laws impose similar responsibilities and liabilities on responsible parties. In the course of the Company’s current ordinary operations, the Company has generated waste, some of which falls within the statutory definition of a “hazardous substance” and some of which may have been disposed of at sites that may require cleanup under Superfund. At this time the Company has not been named a party at any Superfund sites and under the terms of the purchase agreement, did not assume any liability for wastes disposed of prior to the Company’s ownership of the Tyler Refinery and related pipeline.

10.	Employment Agreement
      The Company maintains an employment agreement with an executive officer which contains a deferred compensation element. Based on the agreement, the officer is entitled to one, but not both, of the issuance of shares pursuant to share purchase rights or a cash award. The share purchase rights award totals 5% of the Company’s outstanding shares and vests ratably over the five-year period of the agreement, but is contingent upon the Company completing an initial public offering during the five year period ending April 30, 2009. As the exercise of these share purchase rights is contingent on the completion of an initial public offering, in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, compensation expense will only be recognized upon satisfaction of the contingency. Accordingly, upon completion of an initial public offering, compensation expense would be recorded for the vested portion of the share purchase rights based on the five-year vesting period and calculated as the difference in the stipulated exercise price and the fair value of the award on that date.
      As long as the Company does not complete an initial public offering, the officer is entitled to a cash award which may not exceed $3,000 over the five year period dependent on the Company’s performance. The Company has accrued approximately $400 under this agreement as of September 30, 2005.

11.	Subsequent Event
      In December 2005, the Company acquired 21 convenience stores and four undeveloped properties in the Nashville market from BP Products North America Inc. (BP Acquisition). Total consideration paid for the BP Acquisition approximated $35,027. In connection with this acquisition, the Company increased the Senior Secured Credit Facility Revolver by $30,000 to $70,000.

REPORT OF INDEPENDENT AUDITORS
To the Stockholders of Crown Central Petroleum Corporation
      We have audited the accompanying combined balance sheets of the Tyler Refinery and McMurrey Pipeline operations (the Company — a business component of Crown Central Petroleum Corporation) as of December 31, 2004 and 2003 and the related combined statements of operations, changes in owner’s net investment and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Tyler Refinery and McMurrey Pipeline operations at December 31, 2004 and 2003, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Baltimore, Maryland
December 21, 2005

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
COMBINED BALANCE SHEETS
(Thousands of dollars)

	December 31,

	2004	2003

ASSETS
Current assets
Cash and cash equivalents	$—	$1
Accounts receivable, less allowance for doubtful accounts
(2004 — $1,148; 2003 — $1,052)	86,055	68,927
Inventories, net of LIFO reserves (2004 — $21,183; 2003 — $10,625)	30,945	40,743
Prepaid crude inventory	53,279	—
Other current assets	6,489	1,952
Current deferred tax assets	8,361	5,683

Total current assets	185,129	117,306
Deferred turnaround	1,024	5,197
Property, plant and equipment
Land	313	539
Petroleum refineries	23,826	34,397
Marketing facilities	994	1,129
Furniture and other equipment	2,326	2,560

	27,459	38,625
Less allowance for depreciation	10,220	7,445

Net property, plant and equipment	17,239	31,180
Other assets	—	6,058

Total assets	$203,392	$159,741

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable:
Crude oil and refined products	$57,294	$96,710
Other	5,111	3,923
Accrued liabilities	14,607	9,093

Total current liabilities	77,012	109,726
Deferred income taxes	2,554	9,360
Other deferred liabilities	8,174	8,307
Total owner’s net investment	115,652	32,348

Total liabilities and owner’s net investment	$203,392	$159,741

See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
COMBINED STATEMENTS OF OPERATIONS
(Thousands of dollars)

	Year Ended December 31

	2004	2003	2002

Revenues
Sales and operating revenues	$703,994	$349,026	$337,411
Sales to affiliated party	135,218	320,612	297,176

Total sales	839,212	669,638	634,587
Operating costs and expenses
Costs of sales and operating expenses	664,224	331,258	325,436
Cost of sales to affiliated party	131,854	321,589	296,878
Selling and administrative expenses	4,074	4,466	3,784
Depreciation and amortization	5,891	5,958	5,313
(Gain) on sales and abandonments of property and equipment	(95)	—	—
Impairment loss on property and equipment	15,301	—	—

	821,249	663,271	631,411

Operating income	17,963	6,367	3,176
Interest and other income, net	2,221	1,662	3,968

Income before tax	20,184	8,029	7,144
Income tax expense	6,987	2,979	2,590

Net income	$13,197	$5,050	$4,554

See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(a Business Component of Crown Central Petroleum Corporation)
COMBINED STATEMENTS OF CHANGES IN OWNER’S NET INVESTMENT
(Thousands of dollars, except share amounts)

		Retained	Accumulated	Total
	Owner’s	Earnings/	Other	Owner’s
	Net	Accumulated	Comprehensive	Net
	Investment	Deficit	Income/Loss	Investment

Balance at December 31, 2001	$63,115	$(24,528)	$—	$38,587
Comprehensive income (loss):
Net income for 2002		4,554		4,554
Adjustment to minimum pension liability (net of tax of $1,538)			(2,509)	(2,509)

Comprehensive income				2,045
Net transactions with owner	(2,595)			(2,595)

Balance at December 31, 2002	60,520	(19,974)	(2,509)	38,037
Comprehensive income (loss):
Net income for 2003		5,050		5,050
Adjustment to minimum pension liability (net of tax of $13)			(21)	(21)

Comprehensive income				5,029
Net transactions with owner	(10,718)			(10,718)

Balance at December 31, 2003	49,802	(14,924)	(2,530)	32,348
Comprehensive income (loss):
Net income for 2004		13,197		13,197
Adjustment to minimum pension liability (net of tax of $465)			(759)	(759)

Comprehensive income				12,438
Net transactions with owner	70,866			70,866

Balance at December 31, 2004	$120,668	$(1,727)	$(3,289)	$115,652

See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(a Business Component of Crown Central Petroleum Corporation)
COMBINED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

	Year Ended December 31

	2004	2003	2002

Cash flows from operating activities:
Net income	$13,197	$5,050	$4,554
Reconciling items from net income to net cash used in operating activities:
Depreciation and amortization	5,891	5,958	5,313
Impairment loss on property and equipment	15,301	—	—
Net gain on sales of property and equipment	(95)	—	—
Deferred income tax expense/(benefit)	(9,019)	(969)	(2,237)
Other deferred items	(1,050)	577	(3,991)
Changes in assets and liabilities:
Accounts receivable	(17,128)	(3,516)	(24,566)
Inventories	9,798	5,839	(12,316)
Prepaid crude inventory	(53,279)	—	—
Other assets	1,521	(6,302)	(909)
Crude oil and refined products payable	(39,416)	5,506	33,774
Other accounts payable	1,188	905	120
Accrued liabilities and other deferred liabilities	4,936	1,360	4,070

Net cash (used in) provided by operating activities	(68,155)	14,408	3,812

Cash flows from investing activities
Capital expenditures	(2,807)	(1,255)	(1,576)
Proceeds from sales of property and equipment	95	—	—
Deferred turnaround maintenance	—	(2,527)	—

Net cash used in investing activities	(2,712)	(3,782)	(1,576)

Cash flows from financing activities
Net transactions with owner	70,866	(10,718)	(2,595)

Net cash provided by (used in) financing activities	70,866	(10,718)	(2,595)

Net decrease in cash and cash equivalents	(1)	(92)	(359)
Cash and cash equivalents at beginning of year	1	93	452

Cash and cash equivalents at end of year	$—	$1	$93

Supplemental disclosures of cash flow information
Cash paid during the year for:
Interest	$—	$4	$2
Incomes taxes	893	181	193
See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS
Year Ended December 31, 2004
1.     Description of Business and Summary of Accounting Policies
     Basis of Presentation
      The accompanying financial statements have been prepared from Crown Central Petroleum Corporation’s (Crown) historical accounting records and represent the combined financial position, results of operations and cash flows reflecting assets, liabilities, and operations of Crown’s Tyler Refinery and McMurrey Pipeline operations (the Company). The disclosures in the notes to the combined financial statements relate solely to those assets and exclude all other Crown operations. As more fully described below, the combined financial statements for all periods presented include allocations of Crown corporate and general administrative expenses. For financial reporting purposes, the net intercompany financing activities of the Company and Crown have been accumulated into a single caption entitled “owner’s net investment.”
      Locot Corporation (Locot), is a wholly-owned subsidiary of Crown, which is a wholly owned subsidiary of Rosemore Holdings, Inc., which in turn is a wholly owned subsidiary of Rosemore, Inc. (Rosemore). Crown and Locot are the parent companies of La Gloria Oil and Gas Company (La Gloria), which owns and operates the Tyler Refinery, and through a subsidiary, the McMurrey pipeline gathering system in Texas.
      The financial statements of the Company are not necessarily indicative of the financial position, results of operations and cash flows that might have occurred had the Company not been integrated into Crown’s other operations. Also, they may not be indicative of the actual financial position that might have otherwise resulted, or of future results of operations or financial position of the Company.
     Description of Business
      The Company operates as an independent refiner and marketer of petroleum products, including petrochemical feedstocks. The Company operates a refinery in Tyler, Texas with a rated capacity of 52,000 barrels per day (BPD) of crude oil. There was no debt directly related to the Tyler Refinery, as such, no interest expense was allocated to it.
      There were 219, 226, and 239 employees at December 31, 2004, 2003, and 2002, respectively. Approximately two-thirds of the Tyler Refinery employees are subject to collective bargaining agreements. The Company’s collective bargaining agreement with the Paper, Allied-Industrial, Chemical and Energy Workers International Union (PACE), covering employees at the Tyler Refinery expired on March 31, 2004. However, the parties have agreed to a series of extensions that continue the terms of the contract through December 31, 2005.
      As more fully described in Note 10 to these financial statements, on March 14, 2005, La Gloria executed a Purchase and Sale Agreement for the sale of the Company (the Tyler Refinery and McMurrey Pipeline). Under the terms of the agreement, the buyer offered to employ most of the Company’s employees at the facilities and will recognize the unions by whom certain of the Company’s employees at the Refinery are represented. La Gloria completed the sale of the Company on April 29, 2005 for $16.6 million plus the value of the remaining inventory.
      The following summarized the significant accounting policies and practices followed by the Company:
     Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
     Allocation of Costs from Crown
      The financial statements reflect a charge from Crown for the estimated costs of certain functions that are managed by the parent and can reasonably be directly attributed to the operation of the Company. These costs include corporate senior management, human resources, legal, accounting and information-system support. The charges are based on management’s estimate of such services specifically used by the Company. The determination of cost was based on methods and criteria that management believes are equitable and provide a reasonable estimate of the cost attributable to the Company. The total of these allocations for the years ending December 31, 2004, 2003, and 2002 were $3.5 million, $3.6 million, and $3.8 million, respectively.

Cash and Cash Equivalents
      Cash in excess of daily requirements is invested in marketable securities with maturities of three months or less. Such investments are deemed to be cash equivalents for purposes of the Statements of Cash Flows. Cash with restrictions on usage are not deemed to be cash equivalents for purposes of the Balance Sheets and the Statements of Cash Flows. During 2003, Crown began to centralize all cash management and subsequently all Company bank accounts were closed. All subsequent cash receipts and disbursements were transacted using Crown’s bank accounts.

Accounts Receivable
      The majority of the Company’s accounts receivable relate to sales of petroleum products to third parties operating in the petroleum industry. As of December 31, 2004 and 2003, one independent customer balance comprised 32.8% and 32.0%, respectively, of the Company’s gross accounts receivable. Accounts receivable are recorded at the amounts billed to the customers less an allowance for those balances that management estimates may ultimately not be collected. The allowance for doubtful accounts is determined by specific identification of potentially uncollectible accounts.

Credit Risk
      The Company evaluates the credit worthiness counterparties to futures, forwards, and exchange traded options and as a result considers non-performance credit risk to be remote. The amount of exposure with such counterparties is generally limited to unrealized gains on outstanding contracts. The Company is also exposed to credit risk of counterparties to product exchange transactions. The Company evaluates the credit worthiness of its product exchange counterparties and considers non-performance credit risk to be remote.

Inventories
      The Company’s crude oil and refined products are valued at the lower of cost (last-in, first-out) or market. Materials and supplies inventories are valued at cost. Incomplete exchanges of crude oil and refined products due the Company or owing to other companies are reflected in the inventory accounts. Prepaid crude inventory represents advance payments for future crude deliveries and is valued at the lower of cost (on a first-in, first-out basis) or market and is not considered in the last-in, first-out basis until the crude is physically received by the Company.

Other Assets
      Other current assets as of December 31, 2004 and Other Assets as of December 31, 2003 include a $6.1 million refundable deposit with an insurance carrier. As discussed further in Note 10, subsequent to the

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
year ended December 31, 2004, La Gloria executed a purchase and sale agreement for sale of Company (the Tyler Refinery and McMurrey Pipeline assets) and Crown collected the refundable deposit.

Property, Plant and Equipment
      Property, plant and equipment is carried at cost. Depreciation and amortization of plant and equipment are primarily provided using the straight-line method over estimated useful lives. Construction in progress is recorded in property, plant and equipment.
      Expenditures that materially increase values, change capacities or extend useful lives are capitalized in property, plant and equipment. Routine maintenance, repairs and replacement costs are charged against current operations.
      Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in operating results.
      In accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement No. 144), the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that long-lived assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. At December 31, 2004, indications of value derived from marketing the assets for sale and difficulties in finding a financially capable buyer for the Tyler Refinery asset group were indicators that it was potentially impaired. On March 14, 2005, La Gloria executed a Purchase and Sale Agreement for the sale of the Company. The sales price less costs to sell was less than the carrying value of the assets at December 31, 2004. While this agreement to sell the Tyler Refinery asset group was contingent upon several factors, including but not limited to the buyer’s due diligence, approval of the transaction under the Hart-Scott Rodino Act, receipt by the buyer of an EPA Hardship Waiver pertaining to gasoline sulphur standards, and other requisite consents, licenses and approvals, it was the most objective representation of the fair value of the Tyler Refinery asset group available at the time. Accordingly, as required by statement. No 144, the Tyler Refinery and McMurrey Pipeline assets were written down by approximately $15.3 million at December 31, 2004 to reflect the estimated fair market value of the assets. Subsequent to March 14, 2005, on April 29, 2005, la Gloria completed its sale of the Company assets for $16.6 million plus the value of the remaining inventory.
      Depreciation expenses related to property, plant and equipment were approximately $2.7 million, $2.9 million and $2.8 million in the years ended December 31, 2004, 2003, and 2002, respectively.

Refinery Turnaround Costs
      Refinery turnaround costs are incurred in connection with the Company’s planned shutdown and inspection of the refineries’ major units to perform necessary repairs and replacements. Refinery turnaround costs are deferred when incurred and amortized on a straight-line basis over that period of time estimated to lapse until the next planned turnaround occurs. The frequency of refinery turnarounds varies with each operating unit. Refinery turnaround costs include, among other things, the cost to repair, restore, refurbish or replace refinery equipment such as vessels, tanks, reactors, piping, rotating equipment, instrumentation, electrical equipment, heat exchangers and fired heaters.
      Turnaround amortization expenses were approximately $3.1 million, $3.0 million, and $2.5 million in the years ended December 31, 2004, 2003, 2002, respectively.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004

Environmental Costs
      The company conducts environmental assessments and remediation efforts at the Tyler Refinery and McMurrey Pipelines facilities. Estimated closure and post-closure costs for active refineries are not recorded until a decision for closure is made. Estimated closure and post-closure costs and costs of environmental matters related to ongoing refinery operations are recorded as follows: Expenditures for equipment necessary for environmental issues relating to ongoing operations are capitalized. The Company accrues environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. Accruals for losses from environmental remediation obligations generally are recorded no later than completion of the remediation feasibility study. Estimated costs, which are based upon experience and assessments, are recorded at undiscounted amounts without considering the impact of the inflation, and are adjusted periodically as additional or new information becomes available.

Income Taxes
      The operations of the Company are included in the consolidated federal income tax return of Crown. For financial reporting purposes, the Company has calculated income tax expenses attributable to its operations using the separate return method. Under this method, the Company has assumed that it is a separate taxpayer in each jurisdiction in which it conducts operations. Income taxes attributable to the Company’s operations that were paid or accrued by Crown are included as a component of owner’s net investment.
      Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years that those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on managements judgment, it is more-likely-than-not that some portion, or all, of the deferred tax asset will not be realized.

Asset Retirement Obligations
      Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standard No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). This statement significantly changed the method of accruing costs that an entity is legally obligated to incur associated with the retirement of fixed assets. Under SFAS No. 143, the fair value of a liability of an assets retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of a value can be made.
      The Company has legal asset retirement obligations for several assets, including its refinery and pipeline, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time

Owner’s Net Investment
      Owner’s net investment consists of Crown’s initial investment in the Company and subsequent changes in Crown’s net investment resulting from the use of centralized cash management accounts. Substantially all payments from the Company’s customers are received by Crown and substantially all expenses and fixed asset additions of the Company are paid by Crown. In addition, Crown allocates corporate general and administrative expenses to the Company based on the analysis of the components of the Crown’s corporate general and administrative expenses and the estimated percentage of each component attributable to the

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
Company. Corporate general and administrative expense consists principally of corporate compensation expense. Management believes that the method used to allocate these expenses is reasonable. Allocated indirect overhead costs consists principally of the following:

•	Corporate human resources

•	Finance, accounting, legal, and administration;

•	Information technology management services.
      No interest expenses incurred by Crown for general corporate debt has been allocated to the Company.

Sales and Operation Revenues
      Revenues are recognized net of excise and other taxes when products are sold, delivered and collectibility is reasonably assured. Resales of crude oil are recorded net of the related crude oil cost (first-in, first-out) in sales and operating revenues.
      Crude oil and refined product exchange transactions, which are entered into primarily to acquire crude oil and refined products of a desired quality or at a desired location, are netted in cost of products sold and operating expenses in the statements of operations based upon the concepts set forth in APB Opinion No. 29, Accounting for Nonmonetary Transactions.

Interest and Other Income, Net
      Interest and other income, net, primarily consists of intercompany interest charged by the Company on net amounts due to the Company from its parent, Crown. Amounts due to the Company from Crown, including interest, are classified as Owner’s Net Investment.

Recent Accounting Pronouncements
      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (FASB 151). The Company is required to adopt the provisions of FASB 151, on a prospective basis, as of January 1, 2006. FASB 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FASB 151 requires that those items — if abnormal — be recognized as expenses in the period incurred. In addition, FASB 151 requires the allocation of fixed production overheads to the costs of conversions based upon the normal capacity of the production facilities. The Company has not yet determined what effect FASB 151 will have on its earnings and financial position.
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FASB Interpretation No. 47), which is an interpretation of SFAS No. 143. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005 and clarifies terminology within FAS 143 and requires companies to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The impact of the adoption of FASB Interpretation No. 47 on the Company’s financial statements has not yet been determined.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
2.     Inventories
      Inventories consisted of the following:

	2004	2003

	(Thousands of dollars)
Crude oil	$26,361	$21,449
Refined products	25,240	28,920

Total inventories at FIFO (approximates current cost)	51,601	50,369
LIFO reserves	(21,183)	(10,625)

Total crude oil and refined products	30,418	39,744
Materials and supplies inventory at FIFO	527	999

Total Inventory	$30,945	$40,743

      In 2004 and 2003, the Company liquidated a portion of its LIFO inventory quantities. The impact of these liquidations, based on the difference between LIFO costs and current costs, resulted in a reduction in costs and operating expenses of $6.6 million in 2004 and $1.6 million in 2003.

3.	Credit Arrangements
      Crown maintains a Loan and Security Agreement, as amended (Secured Credit Facility), which is used to provide cash borrowings and letters of credit for general corporate and working capital requirements and was extended until January 24, 2005. The Secured Credit Facility, which is collateralized by virtually all assets, includes limitations on additional indebtedness and cash dividends. Effective December 31, 2003, Crown was no longer required to comply with financial covenants requiring the maintenance of minimum levels of adjusted working capital, net worth and cash flow. Crown pays a fee for unused commitments. Cash borrowings under the Secured Credit Facility are limited to $50 million and bear interest based on the prime rate. There is no such sub-limit for the issuance of letters of credit.
      At December 31, 2004, the total commitments within the Secured Credit Facility were approximately $75 million, with $25 million provided by bank participants and $50 million from an affiliate of Rosemore, a related party to the Company. The bank commitments are subject to the availability of eligible collateral, which totaled $132.5 million at December 31, 2004, after the application of reserves. The remaining availability, which is provided by Rosemore, is not subject to the limitation of eligible collateral. As of December 31, 2004, Crown had no cash borrowings and $34.9 million of outstanding letters of credit issued pursuant to the Secured Credit Facility, with remaining unused commitments of $40.1 million. Cash borrowings and outstanding letters of credit at December 31, 2003, were $30.4 million and $37.1 million, respectively. The Company had no cash borrowings in any year. Letters of Credit directly attributable to the Company operations were $30.3 million at December 31, 2004 and $26.0 million at December 31, 2003.
      The Secured Credit Facility was amended as of January 25, 2005, with the bank participation adjusted to $40 million and Rosemore participations adjusted to $70 million for a total commitment of $110 million. The total bank commitments are collateralized by 85% of eligible accounts receivables plus the lesser of, 60% of the value of eligible inventories or $25 million for a combined maximum of $40 million. The remaining availability, which is provided by Rosemore, is not subject to the limitation of eligible collateral. The maturity date of the facility is defined as the earlier of December 31, 2005 or the date of closing on the sale of the Tyler Refinery. No contractual reductions of the Rosemore participation are provided or contemplated. Fees and expenses related to the issuances of letters of credit are included in cost of the materials purchased.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004

4.	Derivatives and Hedging Activities
      The Company uses futures, forwards and swaps to manage the price risk inherent in purchasing crude oil in advance of the delivery date, and in maintaining the value of inventories contained within its refinery and pipeline system. The Company’s risk management policy sets forth the hedging strategies used to manage the price risks. The strategies include fixing a future margin between crude oil and certain finished products, and also hedging fixed price purchase and sale commitments of crude oil and refined products. These instruments generally allow for settlement at the end of their term in either cash or product.
      In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recognizes all derivatives as either assets or liabilities in the balance sheet and those instruments are measured at fair value. Certain derivatives, which are transacted pursuant to the Company’s risk management policy to manage price risk, do not qualify or at the Company’s discretion, are not designated as hedges under Statement No. 133. These contracts are accounted for on the mark-to-market basis of accounting and as such changes in the fair value of the derivatives are recorded each period in earnings.
      As of December 31, 2004 and 2003, the Company had recorded derivatives in its other current assets and crude oil and refined products payable from operations at the Tyler Refinery of $2.0 million and $0.1 million, respectively. For the years ended December 31, 2004, 2003, 2002, the Company recorded losses of $2.9 million, $2.4 million, and $4.7 million, respectively, representing the change in the fair value of the Company’s derivative financial instruments and hedging activities used to hedge inventory costs. These amounts were related to operations at the Tyler Refinery and as such are recognized in costs and operating expenses in the Combined Statements of Operations. As of December 31, 2004 and 2003 the Company had no derivative financial instruments designated as hedges.
      The Company has fixed-price, firm purchase and sale commitments for crude and related products that meet the requirements to be designated as normal purchases or sales transactions and therefore are not subject to the requirements of SFAS No. 133. The Company specifically designates each firm commitment as a normal purchase or normal sale upon execution. No unrealized gains are recognized on firm commitments designated as normal purchases or normal sales. The Company evaluates these contracts for lower-of-cost-or-market implications, and where necessary, provides an allowance to write-down to market.

5.	Employee Benefit Obligations
      Crown has a defined benefit pension plan covering the majority of the Company’s full-time employees. Plan benefits are generally based on years of service and on the employee’s average compensation. Crown’s policy is to fund the pension plans in amounts that comply with contribution limits imposed by law. Plan assets consist principally of fixed income securities and stocks.
      In 2003, Crown completed an analysis of its company-sponsored employee and retiree benefits programs and made the following changes that affected the Company: 1) The Company has frozen benefits and participation in its defined benefit pension plan (Retirement Plan) for all of the Company’s full-time employees, effective July 1, 2003 resulting in a benefit obligation reduction from the curtailment of $4.8 million. For the participants covered by the freeze in the Retirement Plan, only the participant’s compensation and years of service earned prior to the date of the freeze is considered in the calculation of the retirement benefit. Participant vesting continues to accrue based on years of service provided before and after the freeze on a basis consistent with the Retirement Plan prior to the freeze. No new Company employees are eligible to participate in the Retirement Plan after July 1, 2003. 2) The Company eliminated its subsidy for all medical coverage for retirees, effective August 1, 2003. As of that date, retirees were offered medical coverage but only on a fully retiree-paid basis.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
      The estimated impact of freezing the Retirement Plan for Company employees was $0.5 million reduction in funding for the Retirement Plan in 2003. Employer contributions to the Retirement Plan were $1.5 million and $0.4 million in 2004 and 2003, respectively. It should be noted that the actual future cash funding requirements and pension expense under generally accepted accounting principles will be determined based upon the actual performance of the Retirement Plan’s assets as compared to the actuarial assumptions used. Pension related expenses decreased approximately $0.9 million in 2004 when compared to the prior year due primarily to a decrease in the recognition of actuarial losses and a decrease in the service cost-benefit earned during the year.
      As a condition of the sale of certain Crown assets unrelated to the Company, Crown reached an agreement with the Pension Benefit Guaranty Corporation (PBGC) with respect to the underfunding of Crown’s Retirement Plan by agreeing to pay $45 million into the Retirement Plan from the proceeds of the Pasadena and Tyler Refinery sales. In addition, Rosemore assumed sponsorship of the Plan. A deposit into Crown’s Retirement Plan of $7.5 million was made at the closing of the Pasadena Refinery in early 2005. The remaining $37.5 million will be paid according to the following schedule: (1) another deposit of $10 million to the Retirement Plan will be made on June 30, 2005, with a final payment of $27.5 million made no later than June 30, 2006, or (2) upon the sale of the Tyler Refinery, whichever occurs earlier. Effective May 6, 2005, all funds due had been deposited to the Retirement Plan in accordance with the PBGC agreement.
      The following table sets forth the changes in the benefit obligation and plan assets of the Company’s pension plans for the years ended December 31, 2004 and 2003, respectively:

	December 31

	2004	2003

	(Thousands of dollars)
Change in pension plans’ benefit obligation
Pension plans’ benefit obligation — beginning of year	$30,079	$30,184
Service cost	122	659
Interest cost	1,857	1,951
Benefits paid	(1,299)	(1,071)
Administrative expenses	(229)	(124)
Actuarial loss	1,333	3,332
Curtailment	—	(4,852)

Pension plans’ benefit obligation — end of year	31,863	30,079

Change in pension plan assets
Fair value of plan assets — beginning of year	22,201	19,262
Actual return on plan assets	1,881	3,725
Benefits paid	(1,299)	(1,071)
Contributions	1,519	396
Administrative expenses	(219)	(111)

Fair value of plan assets — end of year	24,083	22,201

Reconciliation of funded status
Unfunded status benefit obligation	(7,780)	(7,878)
Unrecognized actuarial loss	5,313	4,091
Unrecognized net asset at transition	—	—
Unrecognized prior service cost	(8)	(10)

Net amounts recognized at end of year	$(2,475)	$(3,797)

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
      Amounts recognized in the Balance Sheets consisted of:

	Year Ended
	December 31

	2004	2003

	(Thousands of dollars)
Accrued pension liability	$(7,780)	$(7,878)
Accumulated other comprehensive income	5,305	4,081

Net amounts recognized at end of year	$(2,475)	$(3,797)

Other comprehensive income/ (loss) attributable to change in additional minimum liability recognition	$1,224	$34

      Net periodic pension costs consisted of the following components:

	Year Ended December 31

	2004	2003	2002

	(Thousands of dollars)
Service cost — benefits earned during the year	$122	$659	$1,011
Interest cost on projected benefit obligations	1,857	1,951	1,898
Expected return on plan assets	(1,988)	(1,758)	(2,099)
Amortization of prior service cost	(2)	(9)	(15)
Recognized actuarial loss/(gain)	208	405	—
Curtailment credit	—	(110)	—
Amortization of transition asset obligation	—	(12)	(47)

Net periodic pension cost	$197	$1,126	$748

      Assumptions used in the accounting for the defined benefit plans as of December 31 were:

	2004	2003	2003

Weighted average discount rates	6.00%	6.25%	6.75%
Rates of increase in compensation levels	3.00%	3.00%	3.00%
Expected long-term rate of return on assets	9.00%	9.00%	9.75%
      The 2004 rate increase assumption of 3% relates primarily to those participants covered by a collective bargaining agreement that are not subject to the Company’s decision to freeze the Retirement Plan.
      The Company’s Retirement Plan projected benefit obligations and accumulated benefit obligations were $31,863,000 as of December 31, 2004 and $30,079,000 as of December 31, 2003. The measurement date used by the Company’s Retirement Plan was January 1st following each calendar year-end.
      The Company’s Retirement Plan asset allocations at December 31, 2004 and December 31, 2003, by asset category are as follows:

	December 31

	2004	2003

Asset category
Large cap equity	56.5%	57.7%
International equity	5.3%	5.2%
Bonds	36.5%	35.8%
Cash and cash equivalents	1.7%	1.3%

	100.0%	100.0%

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
      The assumed long-term rate of return is based on weighted-average expected returns for each asset class. The 9.00% assumption compares favorably to the 10-year historical weighted average compound return of 10.76% actually achieved by these assets.
      The Company believes that the Retirement Plan’s risk posture is, in large part, a function of the asset mix established for the fund. Based on discussions with its investment adviser and on its analysis of capital market return patterns (both historical and expected), the Company considers the following asset allocation guidelines to be consistent with the Retirement Plan’s risk posture discussed above:

	Percent of Total Retirement Plan
	Assets

	Minimum	Target	Maximum

Equity:
Large cap equity	52%	55%	60%
International equity	3	5	8
Total equity	57%	60%	65%
Fixed-income	35%	40%	43%
Cash equivalents	0%	<1%	5%
      The following benefit payments, which reflects expected future service, as appropriate, are expected to be paid for the calendar years as follows:

2005	$1,288,000
2006	1,397,000
2007	1,493,000
2008	1,592,000
2009	1,724,000
2010-2014	10,650,000
      In addition to the defined benefit pension plan, for most of 2003, the Company provided certain health care and life insurance benefits for eligible employees who retired from active service. The post-retirement health care plan was contributory, with retiree contributions consisting of co-payment of premiums and other cost sharing features such as deductibles and coinsurance. Beginning in 1998, the Company “capped” the amount of premiums that it contributed to the medical plans. As costs exceed this cap, retiree premiums increase to cover the additional cost. In 2002, the Company’s post-retirement health care plan was amended to exclude medical coverage for non-union participants ages 65 and over. Effective August 1, 2003, the Company eliminated its subsidy for all medical coverage for retirees. The effect of this curtailment was a reduction in the accumulated benefit obligation, a reduction in the accrued benefit liability and a curtailment gain recorded on the books of Crown. Any curtailment gain applicable to the Company is included in Cost of sales and operating expenses in the Statements of Operations. As of August 1, 2003, retirees were offered medical coverage but only on a fully retiree-paid basis. Therefore, no post-retirement benefit obligation is recognized in the Company’s financial statements.

6.	Litigation and Contingencies
      The Company has been named as a defendant in various matters of litigation, some of which are for substantial amounts, and involve alleged personal injury and property damage from prolonged exposure to asbestos, silica, petroleum, petroleum related products, including MTBE, and substances used at its refinery or in the petroleum refining process. The Company is a co-defendant with numerous other defendants in a number of these suits. The Company is vigorously defending these actions; however, the process of resolving these matters could take several years. The liability, if any, associated with these cases was either accrued in

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
accordance with generally accepted accounting principles or was not determinable at December 31, 2004. The Company has consulted with counsel with respect to each such proceeding or large claim which is pending or threatened. While litigation can contain a high degree of uncertainty and the risk of an unfavorable outcome, the eventual outcome of any such matter or group of related matters, in the opinion of management, is not expected to have a material adverse effect on the Company.
      Like other petroleum refiners, the Company’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. The Company’s policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. While it is often extremely difficult to reasonably quantify the liability for future environmental expenditures, the Company anticipates that expenditures will be required over the next several years to comply with existing regulations. The Company has recorded a liability of $1.2 million and $1.4 million as of December 31, 2004 and 2003, respectively, to cover the estimated costs of compliance with environmental regulations required at an operating refinery that are not anticipated to be of a capital nature. The liability is not discounted.
      The Company is under various requirements of the Texas Commission on Environmental Quality (TCEQ) as defined by certain pleadings, orders and permits issued by that agency. As of December 31, 2004 and the date of the sale of the Company (April 29, 2005), the Company had known but inestimable remediation efforts at the Tyler Refinery associated with an existing groundwater and other remediation efforts.
      In December 2004 and January 2005, the Company and the U.S. Department of Justice (DOJ) exchanged correspondence concerning alleged environmental violations at the Tyler Refinery. The Company outlined several steps that it was prepared to take to address the alleged violations and to prevent future violations. At a meeting in January 2005, the Company met with representatives of DOJ to discuss the Company’s proposed compliance plan. The Company expects to negotiate a consent decree with the DOJ that will incorporate an agreed compliance plan. Any such consent decree is expected to include a provision requiring the Company to pay a fine and/or penalty. Under the terms of the sale of the Tyler Refinery, the Tyler Refinery buyer will be responsible for assuring future compliance with any ongoing provisions of the consent decree, while La Gloria will remain responsible for the payment of any fines or penalties for environmental violations prior to the sale. Currently, the Company cannot estimate the amount of any potential fine or penalty that may be imposed and as such has not accrued any liability associated with the potential fine or penalty. La Gloria does not believe that any such fines or penalties will be material, but can make no assurances since it has not completed the negotiation of the consent decree.
      Environment liabilities are subject to considerable uncertainties that affect the Company’s ability to estimate its ultimate cost of remediation efforts. These uncertainties include the exact nature and extent of the contamination at each site, the extent of required clean-up efforts, varying costs of alternative remediation strategies, changes in environmental remediation requirements, the number and strength of other potentially responsible parties at multi-party sites, and the identification of new environmental sites.
      It is possible that the ultimate cost of future environmental compliance, which cannot be determined at this time, could exceed the Company’s recorded liability. As a result, charges to income for environmental liabilities could have a material effect on the results of operations in a particular quarter or year as assessments and remediation efforts proceed or as new claims arise. In addition, the Company has been named by the Environmental Protection Agency and by several state environmental agencies as a potentially responsible party at various federal and state Superfund sites. Management is not aware of any environmental

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
matters that, in the ordinary course of business, would reasonably be expected to have a material adverse effect on the Company.

7.	Noncancellable Lease Commitments
      The Company has noncancellable operating lease commitments for refinery equipment, office and other equipment, transportation equipment, and office space. Lease terms range from one to four years for refinery, office and other equipment and month-to-month for transportation equipment. Certain of these leases have renewal provisions.
      Future minimum rental payments under noncancellable operating lease agreements as of December 31, 2004 are as follows (in thousands):

Operating
Leases

2005	$47
2006	37
2007	25
2008	5
2009	—
After 2009	—

Total minimum rental payments	$114

Rental expense for the years ended December 31, 2004, 2003, and 2002 was $947,081, $930,276, and $1,005,593, respectively.

8.	Fair Value of Financial Instruments
      The Company considers cash and cash equivalents, accounts receivable, futures, forwards, swaps, and accounts payable to be its financial instruments. The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, futures, forwards, swaps, and accounts payable represent their fair values.

9.	Income Taxes
      Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31

	2004	2003

	(Thousand of dollars)
Deferred tax liabilities:
Depreciation and amortization	$(1,801)	$(8,929)
Post-retirement and pension obligations	(753)	(432)
Other	(942)	(1,255)

Total deferred tax liabilities	(3,496)	(10,616)
Deferred tax assets:
Construction and inventory costs not currently deductible	7,933	5,199
Environmental, litigation and other accruals	859	1,244
Other	511	496

Total deferred tax assets	9,303	6,939

Net deferred tax asset (liability)	$5,807	$(3,677)

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
      Deferred income taxes are included in the Combined Balance Sheet in Current deferred tax assets and deferred income taxes.
      Significant components of the income tax provision for the years ended December 31 are as follows:

	2004	2003	2002

	(Thousands of dollars)
Current:
Federal	$14,706	$3,628	$4,435
State franchise and income taxes	1,300	320	392

Total current	16,006	3,948	4,827
Deferred:
Federal	(8,307)	(893)	(2,060)
State franchise and income taxes	(712)	(76)	(177)

Total deferred	(9,019)	(969)	(2,237)

Income tax expense	$6,987	$2,979	$2,590

      A reconciliation of income taxes at the U.S. federal statutory income tax rate and the Company’s effective tax rate is as follows:

	2004	2003	2002

Statutory U.S. Federal income tax rate	35%	35%	35%
Effect of state income taxes	3%	3%	3%
Other	(3)%	(1)%	(2)%

	35%	37%	36%

10.	Subsequent Events
     Crown’s Asset Divestment Plan
      In January 2003, Crown engaged the firm of Park Avenue Equity Management, LLC (Park Avenue), to assist in the marketing for sale Crown or all of its assets. A partner of Park Avenue is also a director of Rosemore, Inc. Since January 2003, Crown has completed several asset dispositions and has entered into agreements to dispose of others. All of the purchasers to whom these assets have been sold, or agreed to be sold, were unrelated to Crown, including the March 2005 agreement to sell the Company.
      As of December 31, 2004, Crown has sold all of its operating retail sites and most of its product terminals. Since Crown began its divestment process in early 2003, 339 active and idle retail sites and nine product terminals were sold, resulting in net proceeds of approximately $148.2 million, which reflects expenses related to the asset sales and certain payments to close out related sale-leaseback transactions. The sales of such assets are not reflected in the accompanying Company financial statements as these sales are unrelated to the Company’s operations presented herein.
      On March 14, 2005, La Gloria executed a Purchase and Sale Agreement for the sale of the Company (the Tyler Refinery and McMurrey Pipeline assets). Under the terms of the agreement, the buyer will offer to employ most of the employees at the facilities and will recognize the unions by whom certain of the Company’s employees at the Tyler Refinery are represented. La Gloria completed the sale of the Company on April 29, 2005 for $16.6 million plus the value of the remaining inventory.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004

Repayment of Outstanding Obligations under the 10 7/8% Senior Note Indenture
      Simultaneous with the sale of the Pasadena Refinery, Crown arranged for the full satisfaction of all of its outstanding obligations on its 10 7/8% Senior Notes due February 1, 2005. Payment was made to the Trustee under the Note Indenture and all noteholders were paid principal and interest in full on the maturity date.

11.	Related Party Transactions
      The Company has related party transactions with its parent and affiliates whose operating results are not part of the Company’s financial statements. Transactions and balances with such affiliated entities are considered to be related party (affiliate) transactions and balances. Such sales and related cost of sales were approximately $135.2 million and $131.9 million in 2004, $320.6 million and $321.6 million in 2003, and $297.2 million and $269.9 million in 2002. Amounts due to the Company related to such sales are reflected in the “net transactions with owner” in the Statement of Changes in Owner’s Net Investment.
      The parent provides services to the Company including corporate senior management, human resources, legal, accounting and information system support. Fees charged for these services are based on allocation factors deemed appropriate by management as described in Note 1. Allocated administrative fees are a component of Cost of Sales and Operating Expenses and for the years ended December 31, 2004, 2003, and 2002 were $3.5 million, $3.6 million, and $3.8 million, respectively. Amounts due Crown related to these services are reflected in the “net transactions with owner” in the Statement of Changes in Owner’s Net Investment.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO COMBINED FINANCIAL STATEMENTS — (Continued)
Year Ended December 31, 2004
TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
CONDENSED COMBINED BALANCE SHEETS
(Thousands of dollars)

	March 31	December 31
	2005	2004

	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$—	$ —
Accounts receivable, less allowance for doubtful accounts (2005 — $1,189; 2004 — $1,148)	87,212	86,055
Inventories, net of LIFO reserves (2005 — $34,427; 2004 — $21,183)	28,357	30,945
Prepaid crude inventory	21,050	53,279
Other current assets	7,883	6,489
Current deferred tax assets	8,584	8,361

Total current assets	153,086	185,129

Deferred turnaround	6,772	1,024
Property, plant and equipment
Land	313	313
Petroleum refineries	25,492	23,826
Marketing facilities	994	994
Furniture and other equipment	2,326	2,326

	29,125	27,459
Less allowance for depreciation	10,463	10,220

Net property, plant and equipment	18,662	17,239

Total assets	$178,520	$203,392

LIABILITIES AND OWNER’S NET INVESTMENT
Current liabilities
Accounts payable:
Crude oil and refined products	$78,634	$57,294
Other	10,377	5,111
Accrued liabilities	14,524	14,607

Total current liabilities	103,535	77,012
Deferred income taxes	2,554	2,554
Other deferred liabilities	8,174	8,174
Total owner’s net investment	64,257	115,652

Total liabilities and owner’s net investment	$178,520	$203,392

See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
CONDENSED COMBINED STATEMENTS OF OPERATIONS
(Thousands of dollars)

	Three Months Ended
	March 31

	2005	2004

	(Unaudited)
Revenues
Sales and operating revenues	$195,560	$109,764
Sales to affiliated party	—	71,051

Total sales	195,560	180,815

Operating costs and expenses
Costs of sales and operating expenses	202,129	97,734
Cost of sales to affiliated party	—	69,505
Selling and administrative expenses	636	1,124
Depreciation and amortization	729	1,512
(Gain) on sales and abandonments of property and equipment	—	(95)

	203,494	169,780

Operating (loss)/income	(7,934)	11,035
Interest and other income, net	495	323

(Loss)/income before tax	(7,439)	11,358
Income tax expense	(2,827)	3,975

Net (loss)/income	$(4,612)	$7,383

See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
CONDENSED COMBINED STATEMENTS OF CASH FLOWS
(Thousands of dollars)

	Three Months Ended
	March 31

	2005	2004

	(Unaudited)
Cash flows from operating activities
Net cash from operations before changes in assets and liabilities	$(4,106)	$8,988
Net changes in assets and liabilities	58,789	4,773

Net cash provided by operating activities	54,683	13,761

Cash flows from investing activities
Capital expenditures	(1,668)	(394)
Proceeds from sales of property and equipment	—	95
Deferred turnaround maintenance	(5,970)	—
Other changes in deferred assets	(263)	—

Net cash used in investing activities	(7,901)	(299)

Cash flows from financing activities
Net transactions with owner	(46,782)	13,462

Net cash (used in) provided by financing activities	(46,782)	13,462

Net increase in cash and cash equivalents	$—	$—

See accompanying notes.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
(Unaudited)
March 31, 2005

1.	Basis of Presentation
      The accompanying financial statements have been prepared from Crown Central Petroleum Corporation’s (Crown) historical accounting records and represent the combined financial position, results of operations and cash flows reflecting assets, liabilities, and operations of the Tyler Refinery and McMurrey Pipeline operations (the Company). The disclosures in the notes to the combined financial statements relate solely to those assets and exclude all other Crown operations. As more fully described below, the combined financial statements for all periods presented include allocations of Crown corporate expenses. For financial reporting purposes, the net intercompany financing activities of the Company and Crown have been accumulated into a single caption entitled “owner’s net investment.”
      The accompanying unaudited condensed combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair and comparable presentation have been included. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These financial statements should be read in conjunction with the combined financial statements and footnotes thereto of Tyler Refinery and McMurrey Pipeline (a business component of Crown Central Petroleum Corporation) for the years ended December 31, 2004, 2003, and 2002 contained elsewhere in the Delek US Form S-1.
      The financial statements of the Company are not necessarily indicative of the financial position, results of operations and cash flows that might have occurred had the Company not been integrated into Crown’s other operations. Also, they may not be indicative of the actual financial position that might have otherwise resulted, or of future results of operations or financial position of the Company.
      The following summarizes the significant accounting policies and practices followed by the Company:

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories
      The Company’s crude oil and refined products are valued at the lower of cost (last-in, first-out) or market. Materials and supplies inventories are valued at cost. Incomplete exchanges of crude oil and refined products due the Company or owing to other companies are reflected in the inventory accounts. Prepaid crude inventory represents advance payments for future crude deliveries and is valued at the lower of cost (on a first-in, first-out basis) or market and is not considered in the last-in, first-out basis until the crude is physically received by the Company.
      An actual valuation of inventory under the LIFO method can be made only at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO projections are based on Management’s estimates of expected year-end inventory levels and current inventory values.

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
March 31, 2005

Other Current Assets
      Other current assets includes a $6.1 million refundable deposit with an insurance carrier. As discussed further in Note 8, subsequent to the quarter ended March 31, 2005, La Gloria executed a purchase and sale agreement for the sale of the Company (the Tyler Refinery and McMurrey Pipeline assets) and Crown collected the refundable deposit.

Asset Retirement Obligations
      Effective January 1, 2003, the Company adopted the provisions of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143). This statement significantly changed the method of accruing costs that an entity is legally obligated to incur associated with the retirement of fixed assets. Under SFAS No. 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.
      The Company has legal asset retirement obligations for several assets, including its refinery and pipeline, for which it is not possible to estimate when the obligations will be settled. Consequently, the retirement obligations for these assets cannot be measured at this time.

Owner’s Net Investment
      Owner’s net investment consists of Crown’s initial investment in the Company and subsequent changes in Crown’s net investment resulting from the use of centralized cash management accounts. Substantially all payments from the Company’s customers are received by Crown and substantially all expenses and fixed asset additions of the Company are paid by Crown. In addition, Crown allocates corporate general and administrative expenses to the Company based on an analysis of the components of Crown’s corporate general and administrative expenses and the estimated percentage of each component attributable to the Company. Corporate general and administrative expense consists principally of corporate compensation expense. Management believes that the method used to allocate these expenses is reasonable. Allocated indirect overhead costs consist principally of the following:

•	Corporate human resources

•	Finance, accounting, legal and administration;

•	Information technology management services.
      No interest expense incurred by Crown for general corporate debt has been allocated to the Company.

Interest and Other Income, Net
      Interest and other income, net, primarily consists of intercompany interest charged by the Company on net amounts due to the Company from its parent, Crown. Amounts due the Company from Crown, including interest, are classified as Owner’s Net Investment.

Recent Adoption
      In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (FASB 151). The Company is required to adopt the provisions of FASB 151, on a prospective basis, as of January 1, 2006. FASB 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FASB 151 requires that those items — if abnormal — be recognized as

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
March 31, 2005
expenses in the period incurred. In addition, FASB 151 requires the allocation of fixed production overheads to the costs of conversions based upon the normal capacity of the production facilities. The Company has not yet determined what effect FASB 151 will have on its earnings and financial position.
      In March 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations (FASB Interpretation No. 47), which is an interpretation of SFAS No. 143. This interpretation is effective no later than the end of fiscal years ending after December 15, 2005 and clarifies terminology within FAS 143 and requires companies to recognize a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. The impact of the adoption of FASB Interpretation No. 47 on the Company’s financial statements has not yet been determined.

2.	Supplementary Cash Flow Information
      Net changes in assets and liabilities presented in the Unaudited Condensed Combined Statements of Cash Flows are comprised of the following:

	Three Months Ended
	March 31

	2005	2004

	(Thousands of dollars)
Increase in accounts receivable	$(1,157)	$(10,712)
Decrease in inventories	2,588	55
Decrease in prepaid crude oil inventory	32,229	—
Increase in other current assets	(1,394)	(406)
Increase in crude oil and refined products payable	21,340	11,835
Increase in other accounts payable	5,266	1,677
(Decrease)/ Increase in accrued liabilities and other deferred liabilities	(83)	2,324

	$58,789	$4,773

3.	Inventories
      Inventories consisted of the following:

	March 31	December 31
	2005	2004

	(Thousands of dollars)
Crude oil	$28,912	$26,361
Refined products	33,257	25,240

Total inventories at FIFO (approximates current cost)	62,169	51,601
LIFO reserve	(34,427)	(21,183)

Total crude oil and refined products	27,742	30,418
Materials and supplies inventory at FIFO	615	527

Total inventory	$28,357	$30,945

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
March 31, 2005
      As a result of a deemed permanent reduction in LIFO inventory quantities, the LIFO reserve related to crude oil and refined products and costs and operating expenses for the three months ended March 31, 2005 and 2004 were reduced by approximately $2.5 million and $6.2 million, respectively.

4.	Credit Arrangements
      Crown maintains a Loan and Security Agreement, as amended (Secured Credit Facility), which is used to provide cash borrowings and letters of credit for general corporate and working capital requirements which was extended until January 24, 2005. The Secured Credit Facility, which is collateralized by virtually all assets, includes limitations on additional indebtedness and cash dividends. Effective December 31, 2003, Crown was no longer required to comply with financial covenants requiring the maintenance of minimum levels of adjusted working capital, net worth and cash flow. Crown pays a fee for unused commitments. Cash borrowings under the Secured Credit Facility are limited to $50 million and bear interest based on the prime rate. There is no such sub-limit for the issuance of letters of credit.
      At March 31, 2005, the total commitments within the Secured Credit Facility were approximately $110 million, with $40 million provided by bank participants and $70 million from Rosemore, a related party to the Company. The bank commitments are subject to the availability of eligible collateral, which totaled $53.1 million at March 31, 2005, after the application of reserves. The remaining availability, which is provided by Rosemore, is not subject to the limitation of eligible collateral. As of March 31, 2005, the Company had cash borrowings of $25.5 million and $70.1 million of outstanding letters of credit issued pursuant to the Secured Credit Facility, with remaining unused commitments of $14.4 million. Cash borrowings and outstanding letters of credit at March 31, 2004, were $25.2 million and $71.6 million, respectively. Letters of Credit directly attributable to the Company operations were $65.5 million at March 31, 2005 and $58.2 million at March 31, 2004.
      The Secured Credit Facility was amended as of January 25, 2005, with the bank participation adjusted to $40 million and Rosemore participations adjusted to $70 million for a total commitment of $110 million. The total bank commitments are collateralized with 85% of eligible accounts receivables plus the lesser of, 60% of the value of eligible inventories or $25 million for a combined maximum of $40 million. The remaining availability, which is provided by Rosemore, is not subject to the limitation of eligible collateral. The maturity date of the facility is defined as the earlier of December 31, 2005 or the date of closing on the sale of the Tyler Refinery. No contractual reductions of the Rosemore participation are provided or contemplated. Fees and expenses related to the issuances of letters of credit are included in cost of the materials purchased.

5.	Derivatives and Hedging Activities
      The Company uses futures, forwards and swaps to manage the price risk inherent in purchasing crude oil in advance of the delivery date, and in maintaining the value of inventories contained within its refinery and pipeline system. The Company’s risk management policy sets forth the hedging strategies used to manage the price risks. The strategies include fixing a future margin between crude oil and certain finished products, and also hedging fixed price purchase and sale commitments of crude oil and refined products. These instruments generally allow for settlement at the end of their term in either cash or product.
      In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company recognizes all derivatives as either assets or liabilities in the balance sheet and those instruments are measured at fair value. Certain derivatives, which are transacted pursuant to the Company’s risk management policy to manage price risk, do not qualify or at the Company’s discretion, are not designated as hedges

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
March 31, 2005
under Statement No. 133. These contracts are accounted for on the mark-to-market basis of accounting and as such changes in the fair value of the derivatives are recorded each period in earnings.
      As of March 31, 2005 and December 31, 2004, the Company had recorded derivatives in its other current assets and crude oil and refined products payable from operations at the Tyler Refinery of $1.5 million and $2.0 million, respectively. For the three months ended March 31, 2005, the Company recorded expenses of $4.3 million representing the change in the fair value of the Company’s derivative financial instruments and hedging activities used to hedge inventory costs. For the three months ended March 31, 2004, the Company recorded income of $0.1 million representing the change in the fair value of the Company’s derivative financial instruments and hedging activities used to hedge inventory costs. These amounts were recorded in costs and operating expenses in the Condensed Combined Statements of Operations. As of March 31, 2005 and December 31, 2004, the Company had no derivative financial instruments designated as hedges.
      The Company has fixed price firm purchase and sale commitments for crude and related products that meet the requirements to be designated as normal purchases or sales transactions and therefore are not subject to the requirements of SFAS No. 133. The Company specifically designates each firm commitment as a normal purchase or normal sale upon execution. No unrealized gains are recognized on firm commitments designated as normal purchases or normal sales. The Company evaluates these contracts for lower-of-cost-or-market and where necessary, provides an allowance to write-down to market.

6.	Litigation and Contingencies
      The Company has been named as a defendant in various matters of litigation, some of which are for substantial amounts, and involve alleged personal injury and property damage from prolonged exposure to asbestos, silica, petroleum, petroleum related products, including MTBE, and substances used at its refinery or in the petroleum refining process. The Company is a co-defendant with numerous other defendants in a number of these suits. The Company is vigorously defending these actions; however, the process of resolving these matters could take several years. The liability if any, associated with these cases was either accrued in accordance with generally accepted accounting principles or was not determinable at March 31, 2005. The Company has consulted with counsel with respect to each such proceeding or large claim which is pending or threatened. While litigation can contain a high degree of uncertainty and the risk of an unfavorable outcome, the eventual outcome of any such matter or group of related matters, in the opinion of management, is not expected to have a material adverse effect on the Company.
      Like other petroleum refiners, the Company’s operations are subject to extensive and rapidly changing federal and state environmental regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. The Company’s policy is to accrue environmental and clean-up related costs of a non-capital nature when it is both probable that a liability has been incurred and that the amount can be reasonably estimated. While it is often extremely difficult to reasonably quantify the liability for future environmental expenditures, the Company anticipates that expenditures will be required over the next several years to comply with existing regulations. The Company has recorded a liability of $1.2 million as of March 31, 2005 and December 31, 2004, respectively, to cover the estimated costs of compliance with environmental regulations required as an operating refinery that are not anticipated to be of a capital nature. The liability is not discounted.
      The Company is under various requirements of the Texas Commission on Environmental Quality (TCEQ) as defined by certain pleadings, orders and permits issued by that agency. As of March 31, 2005 and

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
March 31, 2005
the date of the sale of the Company (April 29, 2005), the Company had known but inestimable remediation efforts at the Tyler facility associated with an existing groundwater and other remediation efforts.
      In December 2004 and January 2005, the Company and the U.S. Department of Justice (DOJ) exchanged correspondence concerning alleged environmental violations at the Tyler Refinery. The Company outlined several steps that it was prepared to take to address the alleged violations and to prevent future violations. At a meeting in January 2005, the Company met with representatives of DOJ to discuss the Company’s proposed compliance plan. The Company expects to negotiate a consent decree with the DOJ that will incorporate an agreed compliance plan. Any such consent decree is expected to include a provision requiring the Company to pay a fine and/or penalty. Under the terms of the sale of the Tyler Refinery, the Refinery buyer will be responsible for assuring future compliance with any ongoing provisions of the consent decree, while La Gloria will remain responsible for the payment of any fines or penalties for environmental violations prior to the sale. Currently, the Company cannot estimate the amount of any potential fine or penalty that may be imposed and as such has not accrued any liability associated with the potential fine or penalty. La Gloria does not believe that any such fines or penalties will be material, but can make no assurances since it has not completed the negotiation of the consent decree.
      Environmental liabilities are subject to considerable uncertainties that affect the Company’s ability to estimate its ultimate cost of remediation efforts. These uncertainties include the exact nature and extent of the contamination at each site, the extent of required clean-up efforts, varying costs of alternative remediation strategies, changes in environmental remediation requirements, the number and strength of other potentially responsible parties at multi-party sites, and the identification of new environmental sites.
      It is possible that the ultimate cost of future environmental compliance, which cannot be determined at this time, could exceed the Company’s recorded liability. As a result, charges to income for environmental liabilities could have a material effect on the results of operations in a particular quarter or year as assessments and remediation efforts proceed or as new claims arise. In addition, the Company has been named by the Environmental Protection Agency and by several state environmental agencies as a potentially responsible party at various federal and state Superfund sites. Management is not aware of any environmental matters that, in the ordinary course of business, would reasonably be expected to have a material adverse effect on the Company.

7.	Employee Benefit Obligations
      The following table presents the components of the Company’s pension expense for the three months ended March 31, 2005 and 2004:

	Three Months
	Ended
	March 31

	2005	2004

	(Thousands
	of dollars)
Service cost — benefits earned during the year	$60	$31
Interest cost on projected benefit obligations	473	464
Expected return on plan assets	(563)	(497)
Amortization of prior service cost	(1)	(1)
Amortization of net actuarial loss	83	52

Net periodic pension cost	$52	$49

TYLER REFINERY AND MCMURREY PIPELINE
(A Business Component of Crown Central Petroleum Corporation)
NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS — (Continued)
(Unaudited)
March 31, 2005
      During the three months ended March 31, 2005, Crown made contributions to the benefit pension plan of $1.4 million on behalf of the Company. Total contributions on the Company’s behalf to the pension plan in 2005 are expected to be approximately $8.3 million.

8.	Subsequent Events
      On March 14, 2005, La Gloria executed a Purchase and Sale Agreement for the sale of the Company (the Tyler Refinery and McMurrey Pipeline assets). Under the terms of the agreement, the buyer will offer to employ most of the employees at the facilities and will recognize the unions by whom certain of the Company’s employees at the Refinery are represented. La Gloria completed the sale of the Company on April 29, 2005 for $16.6 million plus the value of the remaining inventory.
      As noted above, subsequent to the quarter ended March 31, 2004, the Company executed a purchase and sale agreement for the sale of the Company at an amount which indicated the property, plant and equipment was impaired as of December 31, 2004. In the fourth quarter of 2004, the Company recognized an impairment charge of approximately $15.3 million.

9.	Related Party Transactions
      The Company has related party transactions with its parent and affiliates whose operating results are not part of the Company’s financial statements. Transactions and balances with such affiliated entities are considered to be related party (affiliate) transactions and balances. Such sales and related cost of sales were approximately $71.1 million and $69.5 million for the three months ended March 31, 2004. There were no transactions with such affiliated entities in 2005. Amounts due to the Company related to such sales are reflected in the “Total Owner’s net investment” on the Condensed Combined Balance Sheets.
      The parent provides services to the Company including corporate senior management, human resource, legal, accounting and information system support. Allocated fees charged for these services are based on an allocation based on factors deemed appropriate by management as described in Note 1. Allocated administrative fees are a component of Selling and administrative expenses and for the three month period ended March 31, 2005 and 2004 were $0.4 million and 0.9 million, respectively. Amounts due Crown related to these services are reflected in the “Total Owner’s net investment” on the Condensed Combined Balance Sheets.

REPORT OF INDEPENDENT AUDITORS
Stockholder
Williamson Oil Co., Inc.
      We have audited the accompanying consolidated balance sheet of Williamson Oil Co., Inc. and Subsidiaries as of November 30, 2003, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Williamson Oil Co., Inc. and Subsidiaries at November 30, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP
Nashville, Tennessee
March 11, 2004, except for Note 10, as to
which the date is April 30, 2004

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
November 30, 2003

ASSETS
Current assets:
Cash and cash equivalents	$2,732,562
Accounts receivable trade, net of allowance for doubtful accounts of $259,424	1,516,170
Accounts receivable, other	658,254
Inventories	6,802,068
Prepaid expenses	215,741
Current portion of notes receivable — related parties	30,568

11,955,363

Property and equipment:
Land and improvements	8,965,042
Buildings	23,831,906
Machinery and equipment	30,361,226
Automotive equipment	7,952,137
Office equipment	1,275,403
Leasehold improvements	234,006

72,619,720
Less accumulated depreciation and amortization	(33,243,683)

39,376,037

Other noncurrent assets	156,027
Notes receivable — related parties, net of current portion	951,427
Debt issuance costs, less accumulated amortization of $139,125	446,685

Total assets	$52,885,539

LIABILITIES
Current liabilities:
Current maturities of long-term debt	$28,097,547
Line of credit	472,000
Accounts payable	6,068,583
Petroleum and other products taxes payable	2,819,443
Other payables and accrued expenses	1,750,370
Income taxes payable	160,418
Current portion of long-term liabilities	401,180

Total current liabilities	39,769,541

Long-term liabilities:
Long-term debt, less current maturities	6,405,737
Fair value of interest rate swap	198,000
Deferred gain on asset disposal	990,000
Deferred revenues	1,577,303

Total liabilities	48,940,581

Stockholder’s equity:
Common stock $10 par value; 301 shares authorized, issued and outstanding	3,010
Retained earnings	3,941,948

Total stockholder’s equity	3,944,958

Total liabilities and stockholder’s equity	$52,885,539

See accompanying notes.

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
Year Ended November 30, 2003

Sales	$214,813,130
Cost of sales	179,996,723

Gross profit	34,816,407
Operating expenses	33,347,510

Income from operations	1,468,897

Other income (expense):
Net gain on sale of assets	764,939
Change in fair value of interest rate swap	464,500
Interest income	105,418
Rental income	404,443
Interest expense	(3,320,199)

Total other expenses	(1,580,899)

Loss before income taxes	(112,002)
Income taxes	—

Net loss	$(112,002)

See accompanying notes.

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY
Year ended November 30, 2003

	Common	Retained
	Stock	Earnings	Total

Balance at November 30, 2002	$3,010	$4,653,950	$4,656,960
Dividends paid	—	(600,000)	(600,000)
Net loss	—	(112,002)	(112,002)

Balance at November 30, 2003	$3,010	$3,941,948	$3,944,958

See accompanying notes.

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
Year Ended November 30, 2003

Operating activities:
Net loss	$(112,002)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,545,813
Gain on sale of assets	(764,939)
Change in fair value of interest rate swap	(464,500)
Changes in operating assets and liabilities:
Increase in accounts receivable	(116,138)
Decrease in inventories	253,878
Increase in other assets	(4,237)
Increase in accounts payable and accrued expenses	1,744,207
Decrease in income taxes payable	(24,877)
Change in deferred revenues	(317,946)

Net cash provided by operating activities	4,739,259

Investing activities:
Proceeds from sale of property and equipment	2,734,836
Purchase of property and equipment	(4,291,303)
Net repayment on notes receivable	244,816

Net cash used in investing activities	(1,311,651)

Financing activities:
Net payments on line of credit	(55,000)
Borrowings on long-term debt	1,011,681
Payments on long-term debt	(4,245,858)
Dividends paid	(600,000)

Net cash used in financing activities	(3,889,177)

Net decrease in cash and cash equivalents	(461,569)
Cash and cash equivalents at beginning of year	3,194,131

Cash and cash equivalents at end of year	$2,732,562

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$2,778,610

Income taxes	$24,877

See accompanying notes.

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2003

1.	Summary of Significant Accounting Policies

Nature of Business
      Williamson Oil Co., Inc. and Subsidiaries (the “Company”) operate a chain of retail convenience stores selling gasoline, certain grocery items, and other general merchandise. The Company operates 86 retail convenience stores in the state of Alabama and one store in the state of Tennessee.

Consolidation
      The consolidated financial statements include Williamson Oil Co., Inc., and its wholly owned subsidiaries, Liberty Wholesale Co., Inc., Gasoline Associated Services, Inc., and Jetstream Aviation, Inc. All significant intercompany transactions and balances have been eliminated in the consolidated financial statements. During the year ended November 30, 2003, Jetstream Aviation, Inc. was merged into the parent company, Williamson Oil Co., Inc., which merger had no impact on the consolidated financial statements.

Cash and Cash Equivalents
      The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains accounts in financial institutions located in Alabama and Georgia. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000 per financial institution. At certain times, the Company’s cash balances exceed $100,000 and are uninsured.

Inventories
      Inventories consist of gasoline, diesel fuel, other petroleum products, cigarettes, beer, convenience merchandise and food service merchandise. Fuel and wholesale inventories are stated at the lower of cost or market on a first-in, first-out (“FIFO”) basis; other non-fuel inventories are stated at estimated cost as determined by the retail inventory method.

Property and Equipment
      Acquisitions of property and equipment are carried at cost. Betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other maintenance and repairs are charged to expense as incurred. The Company owns certain fixed assets on leased locations and depreciates these assets and asset improvements over the lesser of management’s estimated useful lives of the asset or the remaining lease term. Depreciation is computed using the straight-line method or accelerated methods over management’s estimated useful lives of the related assets, which are as follows:

Land improvements	15-20 years
Buildings	20 years
Machinery and equipment	5-7 years
Automotive equipment	5 years
Office equipment	5-7 years
      Depreciation and amortization expense for the year ended November 30, 2003 was $4,545,813.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company evaluates the realizability of property and equipment as events occur that could indicate impairment using measurements such as projected undiscounted operating cash flows from the respective asset.

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003
      On February 20, 2001 and August 27, 1999, the Company sold and subsequently leased back two convenience stores to officers of the Company. Under the terms of the sale agreement, the Company has the option to purchase the leased property with fifteen days advance written notice of its election to the landlord. The Company also guarantees the notes held by the officers for these facilities. Due to the continuing involvement in these stores, as defined by SFAS No. 66, “Accounting for Sales of Real Estate”, the Company accounts for these transactions under the financing method. Consistent with the financing method, the Company continues to report the related notes payable and property balances of these stores in its financial statements. One of the notes has an interest rate of 8.25% and monthly principal payments of $11,111 through August 26, 2004. The other note has an interest rate of LIBOR plus 2.50% and monthly principal payments of $9,916 through February 15, 2011.

Income Taxes
      Income taxes are accounted for under the provisions of SFAS No. 109, “Accounting for Income Taxes.” This statement generally requires the Company to record deferred income taxes for the differences between the book and tax bases of its assets and liabilities, which are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred income tax expense or benefit represents the net change during the year in the Company’s deferred income tax assets and liabilities.

Revenue Recognition
      The Company recognizes revenue as its products are sold to customers.

Accounts Receivable Trade
      The Company reports trade receivables at estimated net realizable value. Management determines the allowance for doubtful accounts based on historical losses and current economic conditions. On a continuing basis, management analyzes delinquent receivables, and once these receivables are determined to be uncollectible, they are written off through a charge against an existing allowance account or against earnings.

Vendor Discounts and Deferred Revenue
      The Company receives cash discounts or cash payments from certain vendors related to product promotions based upon factors such as quantities purchased, quantities sold, merchandise exclusivity, store space, etc. The Company recognizes these amounts as a reduction of cost of goods sold at the time the discount is earned. Certain of these amounts are received from vendors related to agreements covering several periods. These amounts are initially recorded as deferred revenue upon receipt and subsequently recognized as a reduction of cost of goods sold as earned.

Fair Value of Financial Instruments
      The fair values of financial instruments are estimated based upon current market conditions and quoted market prices for the same or similar instruments as of November 30, 2003. Management estimates that book value approximates fair value for all of the Company’s assets and liabilities that fall under the scope of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003
and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Debt Issuance Costs
      The Company capitalizes certain direct costs associated with the issuance of new debt when paid. These costs are then amortized on the straight-line basis over the term of the related debt, which is not significantly different from the interest method.

Comprehensive Income
      Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive loss is equal to net loss for the year ended November 30, 2003.

Recent Accounting Pronouncements
      In November 2002, the EITF reached a consensus on EITF 02-16, which addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor’s products or for the promotion of sales of the vendor’s products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. As clarified by the EITF in January 2003, this issue was effective for arrangements with vendors initiated on or after January 1, 2003. The provisions of this consensus are consistent with the Company’s existing accounting policy. Accordingly, the adoption of EITF 02-16 did not have a material impact on the Company’s financial statements as a whole.
      In January 2003, FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN 46”). FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity interest at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after December 31, 2003. For variable interest entities created or acquired prior to January 1, 2004, the provisions of FIN 46 must be applied for the first interim or annual period after December 15, 2004. As a result, FIN 46 does not have an effect on the Company in the current year. The Company has not yet determined whether FIN 46 will have a significant impact on its financial statements in the future.

2.	Inventories
      The components of inventories were as follows as of November 30, 2003:

Gasoline and diesel inventories	$1,316,423
Grocery inventories	4,741,429
Other inventories	744,216

Total inventories	$6,802,068

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003

3.	Notes Receivable — Related Parties
      Notes receivable from related parties consisted of the following at November 30, 2003:

Chief executive officer	$817,496
Other related parties (primarily employees and family of the chief executive officer)	164,499

981,995
Due within one year	30,568

Due after one year	$951,427

      Repayment terms and conditions vary depending upon the nature of the loans.

4.	Long-Term Debt
      Debt and obligations under capital leases at November 30, 2003 consisted of the following:

Term loan, with monthly principal payments of $170,579 through March 1, 2019; interest payable monthly at 8.15%	$17,102,196
Term loans, with various monthly principal payments maturing 2007-2011 with interest rates of 6.00% or 6.75%	9,645,659
Promissory note, with monthly principal payments of $33,992 through July 30, 2008; interest payable monthly at 7.50%	3,295,050
Promissory note, with variable monthly principal payments through July 30, 2008; interest payable monthly at LIBOR plus 2.37%	1,330,625
Notes payable of officers of the Company (see Note 1)	1,513,516
Other	301,043

33,188,089
Obligations under capital leases (see Note 5)	1,315,195

34,503,284
Less amounts due within one year	28,097,547

Amounts due after one year	$6,405,737

      The Company’s debt is collateralized by substantially all of the Company’s real estate and equipment.
      The provisions of the term loans described above require the Company to maintain certain financial covenants including minimum tangible stockholder’s equity, maximum total liabilities to tangible stockholder’s equity, cash flow to current maturities and a maximum amount of notes payable to the stockholder, related parties, and others, as defined by the term loan agreements. As of November 30, 2003, the Company

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003
was in violation of certain of these covenants. As a result, the outstanding balances of the term loans have been classified as current in the Company’s financial statements.

Maturities of long-term debt are as follows:
2004	$27,493,043
2005	756,894
2006	776,630
2007	797,883
2008	2,989,826
Thereafter	373,813

$33,188,089

Line of Credit
      The Company has a $2,000,000 revolving line of credit with Compass Bank, which expires October 1, 2004. The interest rate is based on the London Interbank Offered Rate (“LIBOR”) plus 3% with a minimum rate of 6.75% and a maximum rate of 18.00%. At November 30, 2003, the balance on the line of credit was $472,000. The majority stockholder of the Company has personally guaranteed this line of credit.

Derivative Instruments
      On April 2, 1997, the Company entered into an interest rate swap agreement, which fixed the interest rate on $10,000,000 of notional principal amount at 9.65% through April 4, 2004. This agreement was intended to economically hedge floating rate debt relating to the various debt instruments, as discussed above. However, as the Company elected to not comply with the requirements, including formal hedge designation and documentation, to apply hedge accounting treatment in accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” the Company records the fair value of the derivative in the balance sheet with the change in the fair value recorded into earnings. See Note 9 for discussion of related litigation.

5.	Capital Lease Obligations
      The Company leases certain equipment under capital leases. The economic substance of the leases is that the Company is financing the acquisition of the assets through the lease and, accordingly, they are recorded in the Company’s assets and liabilities at the lesser of the present value of the minimum lease payments or the fair value of the assets. The assets are amortized over their estimated useful lives through depreciation expense. Generally, assets under capital leases are purchased at the end of the lease term.
      The following is an analysis of the leased assets included in property and equipment at November 30, 2003:

Machinery and equipment	$3,335,189
Less accumulated depreciation	2,232,119

$1,103,070

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003
      Future minimum rentals for leased property under capital leases are as follows at November 30, 2003:

2004	$686,830
2005	488,756
2006	281,330
2007	37,619

Total minimum lease payments	1,494,535
Less amount representing interest	179,340

$1,315,195

      Interest rates on capital lease obligations range from 9.0% to 11.5% and are imputed based on the lower of the Company’s incremental borrowing rate at the inception of each lease or the lessor’s implicit rate of return.

6.	Operating Leases
      In conducting a part of their operations, the Company has commitments under various operating leases for service stations and equipment. Some of the operating leases contain renewal options for various periods. Rental payments required during renewal periods are not materially different. Rent charged to operations totaled $2,250,184 for the year ended November 30, 2003.
      Future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year are as follows for the next five fiscal years ending November 30:

2004	$1,521,570
2005	1,446,741
2006	1,368,366
2007	1,309,491
2008	1,056,268
Thereafter	3,606,688

Total minimum lease payments	$10,309,124

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003

7.	Income Taxes
      Income taxes for the year ended November 30, 2003 are comprised of the following components:

Current
Federal	$—
State	—

—

Deferred Benefit (Provision)
Federal	22,672
State	2,886
Change in valuation allowance	(25,558)

—

$—

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of November 30, 2003 are as follows:

Current Deferred Taxes:
Allowance for doubtful accounts	$26,350
Vacation accrual	35,805
Other	33,560
Less valuation allowance	(95,715)

Total current deferred tax assets	—

Noncurrent Deferred Taxes:
Depreciation/amortization	(2,653,936)
Net operating loss carry forwards	2,058,849
Deferred gain on sale of assets	341,000
Fair value of interest rate swap	61,380
Deferred revenue	579,230
Other	15,008
Less valuation allowance	(401,531)

Total noncurrent deferred tax assets	—

$—

      Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s ability to generate taxable income within the net operating loss carryforward period. Management has considered these factors in assessing the valuation allowance for financial reporting purposes. In accordance with SFAS 109, the Company has provided a valuation allowance to reserve the deferred tax assets.

WILLIAMSON OIL CO., INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
November 30, 2003
      As of November 30, 2003, the Company had consolidated federal net operating loss carryfowards of $6,240,449 and state net operating loss carryforwards of $9,454,496 available to offset future taxable income. These carryfowards, if unused, will expire in fiscal years ranging from 2013 to 2022.
      The difference between the actual income tax benefit and the tax benefit computed by applying the statutory federal income tax rate to loss before income taxes is attributable to the following:

Benefit for federal income taxes at statutory rate	$(30,801)
State income taxes, net of federal tax benefit	(3,920)
Change in valuation allowance	25,558
Other permanent items	9,163

Benefit for income taxes	$—

8.	Sale of Trucks
      On September 10, 2003, the Company completed the sale of its entire fleet of trucks and gasoline tankers to Hi-Ridge Transport, Inc (“Hi-Ridge”) for $2.3 million. Upon completion of the sale, the Company entered into a service contract with Hi-Ridge for the delivery of its fuel as discussed in Note 9. The excess of the sales price over the estimated fair value of the assets sold ($1,100,000) was recorded as a deferred gain and will be recognized as income over the life of the service contract.

9.	Commitments and Contingencies

Litigation
      The Company is involved in disputes with respect to certain interest rate agreements between the Company and a bank. The Company has filed suits against the bank seeking judgment to limit the Company’s liability under the interest rate agreements and requesting recovery of certain damages. The bank claims that the Company owes the bank $1,055,000 plus interest and legal costs. Management believes this matter will be resolved with no material adverse impact to the Company’s results of operations, cash flows or financial position; however, the ultimate outcome of this matter is currently unknown. In addition to the above legal matter, the Company is party to certain lawsuits arising in the normal course of business. In the opinion of management, the amount of any liability arising from these lawsuits will not be material to the financial position or results of operations of the Company.

Service Contract
      In conjunction with the sale of its fleet of trucks and gasoline tankers as described in Note 8, the Company entered into a ten-year noncancellable contract with Hi-Ridge for the delivery of fuel to the Company’s convenience stores as well as its other fuel customers. The long-term service contract sets delivery rates for Hi-Ridge over the next five years at stated amounts, with the rate for the last five years to be negotiated.

10.	Subsequent Events
      On April 30, 2004, the sole shareholder of the Company sold all outstanding shares of stock in the Company to MAPCO Family Centers, Inc. In connection with this transaction, all outstanding debt of the Company was refinanced under terms negotiated by the buyer.

                               Shares
Delek US Holdings, Inc.
Common Stock

PROSPECTUS
              , 2006

Lehman Brothers
Citigroup

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the various expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of common stock being registered. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. (“NASD”) filing fee and the NYSE listing fee.

Amount to Be Paid

SEC registration fee		$24,610
NASD filing fee		$23,500
NYSE listing fee*	$
Printing and engraving expenses*	$
Legal fees and expenses*	$
Accounting fees and expenses*	$
Blue sky fees and expenses*	$
Transfer agent and registrar fees*	$
Miscellaneous fees and expenses*	$

Total	$

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.
      Section 145(b) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted under standards similar to those discussed above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.
      Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by

Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against such person or incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.
      The registrant’s amended and restated bylaws provide that the registrant shall indemnify any director or officer of the corporation, and may indemnify any other person, who (a) was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and (b) was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.
      Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL; or (iv) for any transaction from which the director derived an improper personal benefit.
      The registrant’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by the DGCL, as the same exists or hereafter may be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for the breach of any fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, as the same exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit.
      In addition, the registrant has entered into indemnification agreements, in the forms attached as Exhibits 10.3 and 10.4 hereto, with its directors and executive officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status.
      The registrant maintains directors’ and officers’ liability insurance for its officers and directors.
      The underwriting agreement filed as Exhibit 1.1 to this Registration Statement contains provisions indemnifying officers and directors of the registrant against liabilities arising under the Securities Act of 1933, as amended, or Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.
      Set forth below is information regarding securities issued by the registrant in the last three years in transactions that were not registered under the Securities Act including the consideration, if any, received by the registrant for such issuances.
      On May 1, 2004, the registrant granted share purchase rights to Ezra Uzi Yemin, the President and Chief Executive Officer, that permit Mr. Yemin to purchase, subject to vesting requirements, up to                      shares of the registrant’s common stock, pursuant to the terms of his employment agreement.
      The share purchase rights and the shares of common stock issuable upon the exercise thereof were issued in reliance on the exemption from registration provided by Section 4(2) of the Securities Act and Rule 701 promulgated thereunder. No underwriters were involved in connection with any of the sales of securities referred to in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits.

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated Bylaws.
4	.1*	Specimen common stock certificate.
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10.1		Employment Agreement, dated as of May 1, 2004, by and between MAPCO Express, Inc., Uzi Yemin and Delek US Holdings, Inc.
10	.1(a)	Amendment No. 1 to Employment Agreement, dated as of October 31, 2005 and effective as of September 15, 2005, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin.
10	.1(b)	Amendment No. 2 to Employment Agreement, dated as of February 1, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin.
10.2		Consulting Agreement, dated as of May 1, 2005, by and between Greenfeld-Energy Consulting, Ltd. and Delek Refining, Ltd.
10	.3*	Form of Director Indemnification Agreement.
10	.4*	Form of Officer Indemnification Agreement.
10	.5+	Distribution Service Agreement, dated as of January 1, 2005, by and between MAPCO Express, Inc. and McLane Company, Inc. DBA McLane Grocery Distribution.
10	.6+	RPC Agreement, dated as of May 30, 2001, by and between Williams Refining & Marketing, LLC and MAPCO Express, Inc.
10	.6(a)	Assignment and Assumption Agreement effective as of March 3, 2003, by and between Williams Refining & Marketing, L.L.C., Williams Generating Memphis, L.L.C., Williams Memphis Terminal, Inc., and Williams Petroleum Pipeline Systems, Inc. and The Premcor Refining Group Inc.
10	.6(b)	Assignment of the RPC Agreement between Williams Refining & Marketing, LLC and MAPCO Express, Inc., dated May 30, 2001, from The Premcor Refining Group, Inc. to Valero Marketing and Supply Company, effective December 1, 2005.
10.7		Amended and Restated Credit Agreement, dated as of April 28, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several lenders from time to time party to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10	.7(a)	First Amendment to Amended and Restated Credit Agreement, dated as of August 18, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.

Exhibit
No.		Description

10	.7(b)	Second Amendment to Amended and Restated Credit Agreement, dated as of October 11, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10	.7(c)	Third Amendment to Amended and Restated Credit Agreement, dated as of December 15, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10.8		Amended and Restated Revolving Credit Agreement, dated as of May 2, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., the several banks and other financial institutions and lenders from time to time party thereto, SunTrust Bank, The CIT Group/ Business Credit, Inc., National City Business Credit, Inc., Bank of America, N.A. and PNC Business Credit, Inc.
10	.8(a)	First Amendment to Amended and Restated Credit Agreement, dated as of October 1, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions, SunTrust Bank and The CIT Group/ Business Credit, Inc.
10.9		Stock Purchase Agreement, dated as of March 29, 2004, by and among Delek US Holdings, Inc., MAPCO Family Centers, Inc. (n/k/a MAPCO Express, Inc.) and John R. Williamson.
10.10		Refinery Purchase and Sale Agreement, dated as of March 14, 2005, by and between La Gloria Oil and Gas Company, Delek Refining, Ltd., Delek Pipeline Texas, Inc. and Delek Texas Land, Inc.
10	.10(a)	Amendment to Refinery Purchase and Sale Agreement, dated as of April 29, 2005, by and between La Gloria Oil and Gas Company, Delek Refining, Ltd., Delek Pipeline Texas, Inc. and Delek Texas Land, Inc.
10	.10(b)	Second Amendment to Refinery Purchase and Sale Agreement and Indemnity Agreement, dated October 10, 2005, by and between La Gloria Oil and Gas Company (renamed Tyler Holding Company, Inc.), Delek Refining, Ltd., Delek Pipeline Texas, Inc. and Delek Texas Land, Inc.
10	.11+	Pipeline Capacity Lease Agreement, dated April 12, 1999, between La Gloria Oil and Gas Company and Scurlock Permian LLC.
10	.11(a)+	One-Year Renewal of Pipeline Capacity Lease Agreement, dated December 21, 2004, between Plains Marketing, L.P., as successor to Scurlock Permian LLC, and La Gloria Oil and Gas Company.
10	.11(b)+	Assignment of the Pipeline Capacity Lease Agreement, as amended and renewed on December 21, 2004, by La Gloria Oil and Gas Company to Delek Refining, Ltd.
10	.11(c)+	Amendment to One-Year Renewal of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P.
10	.11(d)	Extension of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P.
10	.12+	Branded Jobber Contract, dated December 15, 2005, between BP Products North America, Inc. and MAPCO Express, Inc.
10	.13*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan.
10	.14*	Summary of Director Compensation for Non-Employees and for Non-Affiliates of Delek Group Ltd.
10.15		Management and Consulting Agreement, dated as of January 1, 2006, by and between Delek Group Ltd. and Delek US Holdings, Inc.
16.1		Letter from Ernst & Young LLP re Change in Certifying Accountant.
16.2		Letter from Mayer Hoffman McCann P.C. re Change in Certifying Accountant.
21.1		Subsidiaries of the Registrant.
23	.1*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP.
23.3		Consent of Ernst & Young LLP.
23.4		Consent of Ernst & Young LLP.

Exhibit
No.	Description

23.5	Consent of Mayer Hoffman McCann P.C.
24.1	Power of Attorney (on signature page).

*	To be filed by amendment.

+	Confidential treatment has been requested with respect to certain portions of this exhibit pursuant to Rule 406 of the Securities Act. Omitted portions have been filed separately with the Securities and Exchange Commission.
      (b) Financial statement schedules.
      All financial statement schedules are omitted because they are inapplicable, not required or the information is indicated elsewhere in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.
      A. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described above in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      B. The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      C. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Franklin, State of Tennessee, on February 8, 2006.

DELEK US HOLDINGS, INC.
(Registrant)

By:	/s/ Ezra Uzi Yemin

Name: Ezra Uzi Yemin
Title: President and Chief Executive Officer
POWER OF ATTORNEY
      Each person whose signature appears below appoints Ezra Uzi Yemin and Edward Morgan, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ezra Uzi Yemin Ezra Uzi Yemin	President and Chief Executive Officer (Principal Executive Officer) and Director	February 8, 2006

/s/ Edward Morgan Edward Morgan	Vice President and Treasurer (Principal Financial and Accounting Officer)	February 8, 2006

/s/ Gabriel Last Gabriel Last	Director	February 8, 2006

/s/ Asaf Bartfeld Asaf Bartfeld	Director	February 8, 2006

/s/ Ronel Ben-Dov Ronel Ben-Dov	Director	February 8, 2006

/s/ Zvi Greenfeld Zvi Greenfeld	Director	February 8, 2006

EXHIBIT INDEX

Exhibit
No.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Amended and Restated Certificate of Incorporation.
3	.2*	Amended and Restated Bylaws.
4	.1*	Specimen common stock certificate.
5	.1*	Opinion of Fulbright & Jaworski L.L.P.
10.1		Employment Agreement, dated as of May 1, 2004, by and between MAPCO Express, Inc., Uzi Yemin and Delek US Holdings, Inc.
10	.1(a)	Amendment No. 1 to Employment Agreement, dated as of October 31, 2005 and effective as of September 15, 2005, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin.
10	.1(b)	Amendment No. 2 to Employment Agreement, dated as of February 1, 2006, by and among MAPCO Express, Inc., Delek US Holdings, Inc. and Uzi Yemin.
10.2		Consulting Agreement, dated as of May 1, 2005, by and between Greenfeld-Energy Consulting, Ltd. and Delek Refining, Ltd.
10	.3*	Form of Director Indemnification Agreement.
10	.4*	Form of Officer Indemnification Agreement.
10	.5+	Distribution Service Agreement, dated as of January 1, 2005, by and between MAPCO Express, Inc. and McLane Company, Inc. DBA McLane Grocery Distribution.
10	.6+	RPC Agreement, dated as of May 30, 2001, by and between Williams Refining & Marketing, LLC and MAPCO Express, Inc.
10	.6(a)	Assignment and Assumption Agreement effective as of March 3, 2003, by and between Williams Refining & Marketing, L.L.C., Williams Generating Memphis, L.L.C., Williams Memphis Terminal, Inc., and Williams Petroleum Pipeline Systems, Inc. and The Premcor Refining Group Inc.
10	.6(b)	Assignment of the RPC Agreement between Williams Refining & Marketing, LLC and MAPCO Express, Inc., dated May 30, 2001, from The Premcor Refining Group, Inc. to Valero Marketing and Supply Company, effective December 1, 2005.
10.7		Amended and Restated Credit Agreement, dated as of April 28, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several lenders from time to time party to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10	.7(a)	First Amendment to Amended and Restated Credit Agreement, dated as of August 18, 2005, among MAPCO Express, Inc., MAPCO Family Centers, Inc., the several banks and other financial institutions or entities from time to time parties thereto, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10	.7(b)	Second Amendment to Amended and Restated Credit Agreement, dated as of October 11, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10	.7(c)	Third Amendment to Amended and Restated Credit Agreement, dated as of December 15, 2005, among MAPCO Express, Inc., the several banks and other financial institutions or entities from time to time parties to the Credit Agreement, Lehman Brothers Inc., SunTrust Bank, Bank Leumi USA and Lehman Commercial Paper Inc.
10.8		Amended and Restated Revolving Credit Agreement, dated as of May 2, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., the several banks and other financial institutions and lenders from time to time party thereto, SunTrust Bank, The CIT Group/ Business Credit, Inc., National City Business Credit, Inc., Bank of America, N.A. and PNC Business Credit, Inc.
10	.8(a)	First Amendment to Amended and Restated Credit Agreement, dated as of October 1, 2005, among Delek Refining, Ltd., Delek Pipeline Texas, Inc., various financial institutions, SunTrust Bank and The CIT Group/ Business Credit, Inc.

Exhibit
No.		Description

10.9		Stock Purchase Agreement, dated as of March 29, 2004, by and among Delek US Holdings, Inc., MAPCO Family Centers, Inc. (n/k/a MAPCO Express, Inc.) and John R. Williamson.
10.10		Refinery Purchase and Sale Agreement, dated as of March 14, 2005, by and between La Gloria Oil and Gas Company, Delek Refining, Ltd., Delek Pipeline Texas, Inc. and Delek Texas Land, Inc.
10	.10(a)	Amendment to Refinery Purchase and Sale Agreement, dated as of April 29, 2005, by and between La Gloria Oil and Gas Company, Delek Refining, Ltd., Delek Pipeline Texas, Inc. and Delek Texas Land, Inc.
10	.10(b)	Second Amendment to Refinery Purchase and Sale Agreement and Indemnity Agreement, dated October 10, 2005, by and between La Gloria Oil and Gas Company (renamed Tyler Holding Company, Inc.), Delek Refining, Ltd., Delek Pipeline Texas, Inc. and Delek Texas Land, Inc.
10	.11+	Pipeline Capacity Lease Agreement, dated April 12, 1999, between La Gloria Oil and Gas Company and Scurlock Permian LLC.
10	.11(a)+	One-Year Renewal of Pipeline Capacity Lease Agreement, dated December 21, 2004, between Plains Marketing, L.P., as successor to Scurlock Permian LLC, and La Gloria Oil and Gas Company.
10	.11(b)+	Assignment of the Pipeline Capacity Lease Agreement, as amended and renewed on December 21, 2004, by La Gloria Oil and Gas Company to Delek Refining, Ltd.
10	.11(c)+	Amendment to One-Year Renewal of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P.
10	.11(d)	Extension of Pipeline Capacity Lease Agreement, dated January 15, 2006, between Delek Refining, Ltd. and Plains Marketing, L.P.
10	.12+	Branded Jobber Contract, dated December 15, 2005, between BP Products North America, Inc. and MAPCO Express, Inc.
10	.13*	Form of Delek US Holdings, Inc. 2006 Long-Term Incentive Plan.
10	.14*	Summary of Director Compensation for Non-Employees and for Non-Affiliates of Delek Group Ltd.
10.15		Management and Consulting Agreement, dated as of January 1, 2006, by and between Delek Group Ltd. and Delek US Holdings, Inc.
16.1		Letter from Ernst & Young LLP re Change in Certifying Accountant.
16.2		Letter from Mayer Hoffman McCann P.C. re Change in Certifying Accountant.
21.1		Subsidiaries of the Registrant.
23	.1*	Consent of Fulbright & Jaworski L.L.P. (included in Exhibit 5.1).
23.2		Consent of Ernst & Young LLP.
23.3		Consent of Ernst & Young LLP.
23.4		Consent of Ernst & Young LLP.
23.5		Consent of Mayer Hoffman McCann P.C.
24.1		Power of Attorney (on signature page).